26

06014658

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ITC Ltd

*CURRENT ADDRESS

PROCESSED
JUN 2 6 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3470 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/26/06

ITC Limited

3-31-06
AR/S

Report and Accounts 2006

Chairman's letter

A Feast for the Senses:
ITC in Branded Packaged Foods

Board of Directors – 1

Report on Corporate Governance – 7

Shareholder Information – 19

Report of the Directors &
Management Discussion and Analysis – 33

CEO & CFO Certification – 73

CONTENTS

Balance Sheet – 74

Profit and Loss Account – 75

Cash Flow Statement – 76

Schedules to the Accounts – 77

Report of the Auditors – 110

Balance Sheet Abstract – 114

Guide to Subsidiaries/Joint Ventures/Associates – 115

Consolidated Financial Statements – 117

Statement regarding Subsidiary Companies – 151

Ten Years at a Glance – 152

Sustainability: Updates

Awards and Accolades

Product Launches







NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Ninety-Fifth Annual General Meeting of the Members of ITC Limited will be held at Science City, Main Auditorium, JBS Haldane Avenue, Kolkata 700 046, on Friday, the 21st day of July, 2006, at 10.30 a.m. for the transaction of the following businesses:-

ORDINARY BUSINESS

1. To consider and adopt the Accounts of the Company for the financial year ended 31st March, 2006, the Balance Sheet as at that date and the Reports of the Directors and Auditors thereon.
2. To declare a dividend for the financial year ended 31st March, 2006.
3. To elect Directors in place of those retiring by rotation.
4. To appoint Auditors and to fix their remuneration. In this connection, to consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:-

   "Resolved that Messrs. A. F. Ferguson & Co., Chartered Accountants, be and are hereby appointed as the Auditors of the Company to hold such office until the conclusion of the next Annual General Meeting to conduct the audit at a remuneration of Rs.105,00,000/- payable in one or more instalments plus service tax as applicable, and reimbursement of out-of-pocket expenses incurred."

SPECIAL BUSINESS

5. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Sunil Behari Mathur be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting."
6. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that Mr. Dinesh Kumar Mehrotra be and is hereby appointed a Director of the Company, whose period of office shall be liable to determination by retirement of Directors by rotation, for a period of five years from the date of this Meeting."
7. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, consent be and is hereby accorded to modification in the terms of remuneration paid or payable to the Wholetime Directors of the Company with effect from 1st October, 2005, as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

8. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the extension of the term of Mr. Sahibzada Syed Habib-ur-Rehman as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years from 21st March, 2006 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

9. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

   "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Anup Singh as a Director, liable to retire by rotation, and also as a Wholetime Director of the Company, for a period of three years with effect from 22nd March, 2007 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

10. To consider and, if thought fit, to pass, with or without modification, the following resolution which will be proposed as an Ordinary Resolution:-

    "Resolved that, in accordance with the applicable provisions of the Companies Act, 1956, or any amendment or re-enactment thereof, this Meeting hereby approves the re-appointment of Mr. Yogesh Chander Deveshwar as a Director, not liable to retire by rotation, and also as Wholetime Director and Chairman of the Company, for a period of five years with effect from 5th February, 2007 on such remuneration as set out in the Explanatory Statement annexed to the Notice convening this Meeting."

The Register of Members of the Company shall remain closed from Wednesday, 12th July, 2006 to Friday, 21st July, 2006, both days inclusive. Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 11th July, 2006, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 24th July, 2006 to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 21st July, 2006, or to their mandatees, subject however to the provisions of Section 206A of the Companies Act, 1956, or any amendment or re-enactment thereof. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Dated : 26th May, 2006.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary

ITC Limited

NOTES:

1. **A Member entitled to attend and vote at the Annual General Meeting may appoint a proxy to attend and vote on a poll on his behalf. A proxy need not be a Member of the Company.**

   Proxies, in order to be effective, must be received at the Investor Service Centre of the Company ('ISC'), 37 Jawaharlal Nehru Road, Kolkata 700 071, not less than forty-eight hours before the commencement of the Annual General Meeting i.e. by 10.30 a.m. on 19th July, 2006.

2. Corporate Members are requested to send to ISC a duly certified copy of the Board Resolution, pursuant to Section 187 of the Companies Act, 1956, authorising their representative to attend and vote at the Annual General Meeting.

3. Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 relating to the Special Business to be transacted at the Annual General Meeting is annexed.

4. In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Basudeb Sen, Mr. Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja will retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. Dr. Sen, Mr. Vijayaraghavan and Dr. Tarneja hold 1,90,600, 1,11,300 and 3,76,020 Ordinary Shares of the Company, respectively.

5. Additional information, pursuant to Clause 49 of the Listing Agreement with Stock Exchanges, on Directors recommended by the Board of Directors for appointment / re-appointment at the Annual General Meeting is appearing in the Report and Accounts.

6. Members are requested to bring their admission slips alongwith copy of the Report and Accounts to the Annual General Meeting.

7. Members holding shares in the certificate form are requested to notify / send the following to ISC to facilitate better servicing:-

   i) any change in their address / mandate / bank details,

   ii) particulars of their bank account, in case the same have not been furnished earlier, and

   iii) share certificates held in multiple accounts in identical names or joint accounts in the same order of names, for consolidation of such shareholdings into a single account.

8. Members are advised that bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for shares held in the certificate form and in the dematerialised form respectively, will be printed on their dividend warrant(s) as a measure of protection against fraudulent encashment.

9. Dividend for the financial year ended 31st March, 1999, which remains unpaid or unclaimed, will be due for transfer to the Investor Education and Protection Fund of the Central Government ('IEPF') later this year, pursuant to the provisions of Section 205A of the Companies Act, 1956.

   Members who have not encashed their dividend warrant(s) for the financial year ended 31st March, 1999, or any subsequent financial year(s), are requested to lodge their claims with ISC. In respect of dividend for the financial year ended 31st March, 1999, it will not be possible to entertain claims which are received by ISC after 16th September, 2006. In respect of dividend for the financial year ended 31st March, 1999, pertaining to the erstwhile ITC Hotels Limited, it will not be possible to entertain those claims received by ISC after 11th November, 2006.

   Members are advised that in terms of the provisions of Section 205C of the Companies Act, 1956, once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

10. Members who hold shares in the certificate form and wish to make / change nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

11. Members who wish to obtain any information on the Company or view the Accounts for the financial year ended 31st March, 2006, may visit the Company's corporate website www.itcportal.com or send their queries at least 10 days before the Annual General Meeting to the Company Secretary at the Registered Office of the Company.

EXPLANATORY STATEMENT

Annexed to the Notice convening the Ninety-Fifth Annual General Meeting to be held on Friday, 21st July, 2006.

Item Nos. 5 & 6

Mr. Sunil Behari Mathur was appointed on 29th July, 2005, as an Additional Non-Executive Director of the Company in terms of Section 260 of the Companies Act, 1956 ('the Act') as a representative of the Life Insurance Corporation of India.

Mr. Dinesh Kumar Mehrotra was appointed on 26th May, 2006, as an Additional Non-Executive Director of the Company in terms of Section 260 of the Act as a representative of the Specified Undertaking of the Unit Trust of India.

Mr. Mathur and Mr. Mehrotra vacate their office at this Annual General Meeting pursuant to the provisions of Section 260 of the Act. The Board of Directors of your Company ('the Board') at its meeting held on 26th May, 2006, recommended for the approval of the Members, the appointment of Mr. Mathur and Mr. Mehrotra as Non-Executive Directors of the Company, liable to retire by rotation, for a period of five years from the date of this Annual General Meeting.

Due notices under Section 257 of the Act have been received from Members proposing the appointment of Mr. Mathur and Mr. Mehrotra as Directors of the Company. Requisite consents have been filed by Mr. Mathur and Mr. Mehrotra, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed. Mr. Mathur holds 500 Ordinary Shares of the Company. Mr. Mehrotra does not hold any Share in the Company.

Mr. Mathur and Mr. Mehrotra are interested in the Resolutions relating to their respective appointment. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item No. 7

The Board of Directors of your Company ('the Board') at its meeting held on 28th October, 2005, on the recommendation of the Compensation Committee, approved, subject to the approval of the Members, the following modification with effect from 1st October, 2005 in the terms of remuneration paid or payable to the Wholetime Directors of the Company for the residual period of their respective term(s) of appointment / re-appointment:-

Wholetime Directors	Consolidated Salary per month
Mr. Y. C. Deveshwar (Chairman)	Rs. 14,00,000/-
Mr. S. S. H. Rehman	Rs. 6,75,000/-
Mr. A. Singh	Rs. 6,75,000/-
Mr. K. Vaidyanath	Rs. 5,50,000/-

All other existing terms of remuneration of the Wholetime Directors, including performance bonus and perquisites, as approved by the Members, remain unchanged.

The respective Wholetime Directors are interested individually in this Resolution insofar as the same relates to variation in their remuneration. None of the other Directors of your Company is interested in this Resolution.

The Board recommends this Resolution for your approval.

Item Nos. 8 & 9

The Board of Directors of your Company ('the Board') at its meeting held on 28th October, 2005, extended on the recommendation of the Nominations Committee, subject to the approval of the Members, the term of Mr. Sahibzada Syed Habib-ur-Rehman and Mr. Anup Singh as Wholetime Directors of the Company by a period of three years from 21st March, 2006 and 22nd March, 2007, respectively, with each of them entitled to the following remuneration:-

(I) **Consolidated Salary** – Rs. 6,75,000/- per month.

(II) **Performance Bonus** - Not exceeding 75% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.

(III) **Perquisites** - In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Rehman and Mr. Singh shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

(a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

(b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

(c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

(d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

(e) Long service award as per the Rules of the Company.

(f) Costs and expenses incurred by the Company in connection with joining / transfer from one location to another of the Company or its affiliates / associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956 ('the Act').

Due notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Singh as a Director of the Company. Requisite consent has been filed by Mr. Singh, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed.

Mr. Rehman and Mr. Singh are interested in their respective Resolution. None of the other Directors of your Company is interested in these Resolutions.

The Board recommends these Resolutions for your approval.

Item No. 10

The Board of Directors of your Company ('the Board') at its meeting held on 26th May, 2006, on the recommendation of the Nominations Committee, approved, subject to the approval of the Members, the re-appointment of Mr. Yogesh Chander Deveshwar as Wholetime Director and Chairman of the Company for a period of five years with effect from 5th February, 2007, on the following remuneration:-

(I) **Consolidated Salary** – Rs. 14,00,000/- per month.

(II) **Performance Bonus** – Not exceeding 85% of Consolidated Salary, payable annually for each financial year, as may be determined by the Board.

(III) **Perquisites** – In addition to the aforesaid Consolidated Salary and Performance Bonus, Mr. Deveshwar shall be entitled to perquisites like gas, electricity, water, furnishings, medical reimbursement and leave travel concession for self and family, club fees, personal accident insurance etc., in accordance with the Rules of the Company, the monetary value of such perquisites being limited to Rs. 4,50,000/- per annum, for the purposes of which limit perquisites shall be evaluated as per Income-tax Rules wherever applicable, and in absence of any such Rule, perquisites shall be evaluated at actual cost. However, the following shall not be included in the aforesaid perquisite limit:-

   (a) Rent free accommodation owned / leased / rented by the Company, or Housing Allowance in lieu thereof, as per the Rules of the Company.

   (b) Contributions to Provident Fund and Superannuation Fund up to 27% of salary and contribution to Gratuity Fund up to 8.33% of salary, as defined in the Rules of the respective Funds, or up to such other limit as may be prescribed under the Income-tax Act, 1961 and the Rules thereunder for this purpose.

   (c) Use of Company car for official purposes and telephone at residence (including payment for local calls and long distance official calls).

   (d) Encashment of unavailed leave as per the Rules of the Company at the time of retirement / cessation of service.

   (e) Long service award as per the Rules of the Company.

   (f) Costs and expenses incurred by the Company in connection with joining / transfer from one location to another of the Company or its affiliates / associates as per the Rules of the Company.

The aggregate of the remuneration and perquisites / benefits, including contributions towards Provident Fund, Superannuation Fund and Gratuity Fund, payable to all Wholetime Directors of the Company taken together, shall not exceed 10% of the profits of the Company calculated in accordance with the provisions of Sections 198 and 309 of the Companies Act, 1956 ('the Act').

Due notice under Section 257 of the Act has been received from a Member proposing the appointment of Mr. Deveshwar as a Director of the Company. Requisite consent has been filed by Mr. Deveshwar, pursuant to the provisions of Section 264(1) of the Act, to act as such Director, if appointed.

None of the Directors of your Company, other than Mr. Deveshwar, is interested in this Resolution.

The Board recommends this Resolution for your approval.

This should be considered also as an abstract of the terms of re-appointment of Mr. Deveshwar as Wholetime Director and Chairman of the Company and a memorandum as to the nature of the concern or interest of the Directors in the said re-appointment, as required under Section 302 of the Act.

Dated : 26th May, 2006.
Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

By Order of the Board
ITC Limited
B. B. Chatterjee
Executive Vice President &
Company Secretary



A Decade of Transformation

Dear Shareholder,

It has been my privilege to have provided leadership to your Company over the last decade. The Vision of sustaining ITC's position as one of India's most valuable corporations through world-class performance has been our inspiration throughout this decade. We made the more-difficult strategy choice of creating multiple drivers of growth by matching proven internal capabilities with emerging market opportunities. It is a matter of great pride and deep satisfaction for Team ITC that during this period we have not only grown the Company to a significant size, but also created enormous shareholder value.

Rs. Crores

	1995-96	2005-06	10-Year CAGR (%)
Gross Turnover	5115	16224	12.2
Net Turnover	2536	9791	14.5
PAT (before exceptional items)	261	2280	24.2
EPS (Rs.) - before exceptional items	0.71	6.08	24.0
Net Worth	1121	9061	23.2
Capital Employed	1886	9506	17.6
Market Capitalisation	5571	73207*	29.4
Total Shareholder Returns (%)			30.3
ROCE (%)	28.4	34.5	

* Market Capitalisation as at March 31, 2006

During this period, despite substantial investments to support competitiveness, efficiency in terms of Return on Capital Employed improved significantly from 28.4% in 1995-96 to 34.5% in 2005-06. Total Shareholder Returns, measured in terms of increase in market capitalisation and dividends, grew at a compound rate of 30% per annum during this period placing your Company among the foremost in the country in terms of efficiency of servicing financial capital. Amongst listed companies in the private sector, your Company ranked 4th in terms of Gross Turnover and 3rd in terms of pre-tax profits for the Financial Year ended March 31, 2006. Your Company ranked 6th amongst listed private sector companies in the country in terms of market capitalisation as at March 31, 2006.

Over the last ten years, your Company has made substantial investments in technology, processes and systems, innovation and brand building towards acquiring international competitiveness in terms of cost and quality in each of its businesses. Equally, the strategy of organisation based on the governance principle of distributed leadership has enabled unleashing the entrepreneurial energies of your Company's world-class human resources.

Your Company has increasingly pursued business objectives with a larger sense of societal purpose. This spirit of 'a commitment beyond the market' propels your Company to contribute across the three


AASHIRVAAD

Golden Bakes



classmate
NOTEBOOKS



dimensions of the 'triple bottom line' – economic, social and environmental. In this context, it is with immense pride that I report that your Company, already a 'water positive' corporation, became 'carbon positive' during the year. Rapid progress is also being made towards achieving 'zero solid waste' status. Once achieved, this would make your Company perhaps the only one of its kind in the world to have achieved these milestones encompassing all the three critical facets of environmental sustainability. The strides made in your Company's Corporate Social Responsibility (CSR) projects have been equally significant. The thrust of your Company's social sector investments, christened 'Mission Sunehra Kal', is in three areas: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health & sanitation. Starting with projects in Karnataka and Andhra Pradesh in 2000-01, your Company's social development projects today are spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Madhya Pradesh, Uttar Pradesh, Rajasthan and Bihar. As in the past, this year's Report of the Directors outlines your Company's progress in the pursuit of the 'triple bottom line'.

Over the last decade, your Company has received many an accolade in recognition of its pathbreaking initiatives. While a comprehensive list of awards received by the Company is available elsewhere in this Report and Accounts, I would like to take this opportunity to highlight some of the most prestigious ones. Your Company's pioneering e-Choupal initiative won the prestigious 'Stockholm Challenge Award 2006' in the Economic Development category which recognises initiatives that leverage information technology to improve living conditions and foster economic growth in all parts of the world. This award crowns a series of global honours for your Company's e-Choupal initiative making it the most lauded information technology-based rural transformation model. The project has been awarded the ICC-UNDP-IBLF 'World Business Award' in 2004 for furthering the United Nations Millennium Development Goals and the 'Development Gateway Award' in 2005 for contributing to the economic development of rural communities. Your Company also won the 'Golden Peacock Award' for Corporate Social Responsibility in Emerging Economies for two of its unique initiatives that are impactfully transforming lives and landscapes in rural India – the e-Choupal and social & farm forestry initiatives.

It has been a rare privilege for me to have led your Company over these eventful ten years, a period that has witnessed transformational change across the wide spectrum of its various businesses. The quality of your Company's human resources and their unflinching commitment to world-class strategy execution bolsters my confidence in the ability of Team ITC to sustain your Company's position as one of India's most valuable corporations.

I seek your continued support in our efforts to take your Company to new heights in the future.

Yours sincerely,

(Y C DEVESHWAR)

Chairman




AWARD 2006
BAIF

A Feast for the Senses
ITC in Branded Packaged Foods

"*It is ITC's strategic intent to leverage its unique e-Choupal based agri-sourcing strength in conjunction with its traditional capabilities in branding, trade marketing and distribution to exploit growth opportunities in value-added branded foods. ITC's Foods business aspires to become the most trusted provider of food products in India.*

Chairman Y C Deveshwar"







ITC's foray into the Foods business is an outstanding example of successfully blending multiple internal competencies to create a new driver of business growth. It began in August 2001 with the introduction of 'Kitchens of India' ready-to-eat Indian gourmet dishes. In June 2002 ITC entered the confectionery, staples and biscuits segments. In just five years, the Foods business has grown to a significant size with 100 differentiated products, five distinctive brands, an enviable distribution reach, a rapidly growing market share and a solid market standing.

This success story is driven by two strong fundamentals. The first being ITC's diverse proven capabilities. Be it sourcing high quality agri-produce. The widely acknowledged cuisine expertise of its hotels' business. The robust FMCG distribution infrastructure. The decades-old tradition of building enduring brands by anticipating and exceeding consumer expectations. Or the world-class paperboards and state-of-the-art packaging solutions available in-house. These have combined to give the Company a distinct advantage in the marketplace.

Secondly, ITC's foray has been timed to leverage the exponentially growing potential of the branded packaged food market in India. Demographic shifts are leading to an increase in nuclear families. Rise in discretionary incomes and changing lifestyles are driving the demand for convenient yet healthier consumption options. These trends are strong indicators of a potential upsurge in the demand for packaged foods.

The Government recognises the critical role the food processing industry can play in driving economic growth and generating employment. The priority accorded to the food processing sector, particularly the industry friendly policies relating to bank credit, excise duties, etc. will further drive the rapid growth of processed foods in the country.

The share of branded packaged foods, currently estimated at 8% of the total domestic food sector of Rs 550,000 crores, is expected to more than double in the next six years.

ITC is well-positioned to ride this boom.

Creating Culinary Delight

The cuisine expertise of ITC-Welcomgroup, particularly the signature dishes from its famed restaurants Bukhara, Dum Pukht and Dakshin, have provided ITC's Foods business the springboard from which to launch its "heat-and-eat" gourmet products under the 'Kitchens of India' range. The master chefs from ITC-Welcomgroup bring their culinary insights, recipes and creative advice to help fashion innovative products across categories.


Yakhni Pulao
Hyderabadi Mutton Biryani
Bohri Biryani
Noormahal Biryani
Murgh Methi
Chicken Stew
Paneer Darbari
Mirch Ka Salan
DAL BUKHARA
Chicken Darbari
Hazoori Petha Halwa
Awadhi Badam Halwa
Jodhpuri Moong Dal Halwa

ITC has one of the largest retail reach in the country covering the entire spectrum from premium malls in sophisticated urban locations to tiny outlets in the interiors of rural India. Ensuring that the consumer has easy and wide access to its products. ITC's established brand-building capabilities have helped the Foods business score early and impressive successes in the marketplace.

ITC's five distinctive brands – Aashirvaad, Sunfeast, 'Kitchens of India', Mint-o and Candyman – have rapidly gained consumer acceptance and loyalty.

The Foods Team is focused on an ambitious growth agenda, harnessing market opportunities and mobilising internal capabilities to fulfil ITC's aspiration of becoming the most trusted provider of food products in India.


Eclairs
Licks
Fresh
Butterscotch


AASHIRVAAD
WHOLE WHEAT ATTA
Rava Idli
INSTANT MIX
Rice Dosa
Rice Idli
Khaman Dhokla
Gulab Jamun
Gajar ka Halwa
Multi-purpose
Cooking
Paste
ReadyMeals
NAVRATAN KORMA
KADI PAKODI
PONGAL
RAJMA MASALA
PALAK PANEER
PINDI CHANA
MUTTER PANEER
DAL MAKHANI
YELLOW DAL TADKA
Coriander Powder
Chilli Powder
Turmeric Powder
NO PRESERVATIVES
JUST HEAT & EAT

Sunfeast

Delighting the Consumer

The Foods business carries forward ITC's proud tradition of delivering world-class products to the consumer. All its products are crafted on the basis of deep consumer insights developed through extensive research. ITC's understanding of the Indian consumer is reflected in the increasing confidence reposed in its products. Learnings from consumer research help identify existing and emerging consumer needs. The continuous flow of research-backed information helps ITC create products that provide newer and superior benefits.





Taking consumer insights and the Company's inherent culinary strengths to the next level of consumer engagement is ITC's cutting-edge Product Development Centre. The Centre has been the driving force behind the business right from its inception. Employing some of the best food specialists, the Centre is constantly creating ahead-of-the-market products that are prototyped at custom-built pilot plants and test marketed extensively before hitting the supermarket shelves.

The list of innovative products developed and marketed in a short span of four years is both long

"I live in Chicago and recently, by chance, found your products in a grocery store in my neighborhood. Your dishes are delicious, accessible, wonderfully easy to prepare and serve, and the price is most certainly right (frankly, I would even pay a bit more, but I shouldn't say this – I am only a teacher). Indian stuff is a real fad here now – I think good vegetarian food will always have a place here.

Thank you for bringing it to us."

Claudia Laska, Chicago, IL

and impressive. Sunfeast biscuits have witnessed a series of innovations, debuting with the unique Orange Marie and Butterscotch Cream biscuits. Followed by Flavour bursts in cream biscuits, introduction of Sunfeast Dark Fantasy, a dark chocolate and vanilla cream offering, and Sunfeast Snacky salted crackers in the special chilli flakes variant. The brand took a leap with the introduction of Sunfeast Pasta Treat, a non-fried snack made from semolina.


mint-o
Fresh

In confectioneries, Mint-o in orange and lemon flavours, Mint-o Fresh in clove and eucalyptus, Candyman Wild Banana, Mango Delite, Butterscotch Licks and Orange Licks with fresh cream were all born of the tradition of innovation.


mint-o
Fresh

Aashirvaad ReadyMeals combo packs of 'Basmati Rice and Rajma Masala' and 'Basmati Rice and Dal Tadka' have redefined convenience for the on-the-move consumer. 'Kitchens of India' has expanded its portfolio by introducing unique variants of conserves and chutneys like Pineapple & Green Pepper and Tamarind & Date.


Sunfeast
Pasta Treat




NO PRESERVATIVES
AASHIRVAAD
ReadyMeals
Combo Pack


A feast for the senses
Just heat and eat
No preservatives
100% Natural
Microwaveable
Kitchens of India
A feast for the senses
Created by Master Chefs of ITC Hotels, India.
Just heat and eat
No preservatives
100% Natural
Gourmet Panel

Zest for the Best

The commitment to offer the best quality and value to the consumer is backed by ITC's sourcing skills residing in its Agri business. The Company's century-old relationship with the Indian farmer has been given a new dimension with the path-breaking e-Choupal initiative. Be it Aashirvaad atta produced from handpicked whole wheat or quality-assured and identity-preserved Aashirvaad spices, ITC's farmer linkages provide an unbeatable quality and cost advantage to the consumer.

This value proposition is further enhanced by ITC's vast experience in manufacturing. Its internationally benchmarked processes ensure best-in-class quality. The ITC R&D Centre provides product development





"I have been eating salted biscuits for many years. Recently, I tried Sunfeast Snacky salted biscuits. They are different and much better in terms of:

- Baking is right compared to other salted biscuits
- Salt level is right as it does not leave a lingering salty taste in the mouth
- Size is right, especially for adults, compared to others which are smaller
- Packing is more attractive

Keep up the good quality and reputation of ITC."

Gautam Ganguly, Pune


Sunfeast
CASHEW
Golden Bakes
Sunfeast

and analytical laboratory support. The state-of-the-art Product Development Centre is equipped with contemporary food technology facilities.

In pursuit of its commitment to offer safe and healthy products to consumers, ITC aims to ensure that its production processes are HACCP certified. The Hazard Analysis Critical Control Point system identifies, evaluates and controls hazards that significantly impinge on food safety. Going beyond process control, ITC ensures that quality standards are scrupulously adhered to while choosing ingredients that go into the preparation of its food products. Products in the ready-to-eat range, which are packed in a unique four-layer retort pouch for maximum quality assurance, have the approval of the US Food and Drug Administration.



Meticulously prepared cooking pastes are put through a process of pasteurisation and incubation for almost 10 days to ensure the highest product integrity. The confectionery range is manufactured using the micro-film cooking process which ensures consistency in quality and taste. The entire process is hands-free to ensure maximum hygiene. Post-production quality assurance systems ensure that products undergo rigorous testing before they are shipped to the market. The Company's quest for excellence in manufacturing has resulted in several innovations in the traditionally manpower intensive food industry. These include, among others, automation such as bulk material handling systems, specific hazard mitigating equipment in production lines and online water disinfection process. Such innovations are setting new industry benchmarks.



Branded as Favourites




CANDYMAN
PRESENTS
Gemini circus
Kuch bhi karega for CANDYMAN

According to an old advertising adage, a consumer does not buy a product. She buys a benefit. Consumers across the country and now increasingly abroad, have begun to associate a host of benefits with ITC's five popular Food brands – Aashirvaad, Sunfeast, 'Kitchens of India', Mint-o and Candyman. These brands have in a short period of time garnered significant mind share and created a brand personality that the consumer identifies with. Every ITC food product is an incarnation of its brand essence. Aashirvaad: 'Khushiyan. Chun, chun ke'. Sunfeast: 'Spread The Smile'. Kitchens of India: 'A feast for the senses'.

Innovative communication has resulted in significant and growing brand salience. Candyman is associated with several popular circus banners, denoting fun and action for lakhs of young consumers. A delightful website, www.mycandymanclub.com has created a children's interactive community on the Net.

Sunfeast connotes happiness, contentment, satisfaction and pleasure. The brand positioning and imagery are reinforced by the mascot Sunny, manifesting the emotional and gratifying aspects of the product. Sunny has taken Sunfeast places – from creating a world record in simultaneous planting under the Sunfeast Hara Banao campaign to bringing the biggest WTA event in South Asia, Sunfeast Open,

"I just finished two packets of Sunfeast Orange Marie and I just can't stop appreciating the quality and the good taste. For the past couple of years we have been eating Marie biscuits with tea but we were so vexed with the taste, we started hating them.
When I bought four packets of Sunfeast Orange Marie, my family members were upset with me. But only till they tasted the first biscuit.
I wish you guys all the best in your mission of 'Spreading the smile'."

Vikram Singh
Senior Education Counsellor

"Recently we purchased your 'Kitchens of India' Pav Bhaji here in Newport, Rhode Island. We never buy 'pre-made' foods but we love Indian food and it is hard to get the real thing here. So we thought we would try it. It was as good as anything served at Vikram's wedding."

Mr & Mrs A Gill
Rhode Island, USA


Sunfeast
BISCUITS
KOLKATA
Sunfeast
Open 2005
Kolkata

to India, to getting Mahesh Bhupathi and Sania Mirza play tennis in front of the Vidhan Soudha in Bangalore, to getting school children design the Sunfeast Open trophy.

Aashirvaad atta created a record of its own by a massive sampling exercise in over 1.5 million households. The objective was to create widespread awareness and induce trial to enable consumers experience the superlative quality of the product. Aashirvaad spices are similarly being sampled extensively across the country.

Not surprisingly, both Sunfeast and Aashirvaad feature in the Economic Times' list of the Most Trusted Food Brands, the two youngest brands to do so.


Kitchens of India
DESSERTS
A feast for the senses
Jodhpuri Moong Dal Halwa.
The true measure of the glory of 'Marwar'.
The name of 'Rao Jodha', Chief of the Rathore clan of Rajputs, stands out among all the illustrious kings of Marwar. Under his reign, Marwar reached the pinnacle of its glory.
Festivals were celebrated all over the land in great pomp and show and no expense was spared to prepare the finest dishes that the region had ever known. At one instance, pigeons and doves were enclosed in elaborately designed dishes so that they would fly out when the dish was opened.
It was at the height of this culinary revolution that the Moong Dal Halwa was born. With yellow lentils, cooked to perfection along with select ingredients, this halwa was designed to celebrate the spirit of 'Marwar'.
And now you too can partake of this royal feast, thanks to the Master Chefs of ITC Hotels. Look no further for a royal dessert experience.


NEW!
AASHIRVAAD
INSTANT MIX
Easy To Make
Gulab Jamun
Khaman Dhokla
Rava Idli
Rice Dosa
Rice Idli
Perfect khana banane ka perfect partner.

A Feast for all Seasons

ITC's food products reach an estimated 14 million households. For a recent entrant to the foods business, this is a landmark achievement in just four years. ITC's formidable distribution network has been ramped up further to make its products widely and easily available to the consumer. According to ACNielsen, ITC has added a staggering 1.2 million retail outlets to its FMCG network between 2003-05 – the largest by any company in India.


Sunfeast
Dark Fantasy
Sunfeast

Expanding brand salience, total consumer acceptance and wide availability have led to a rapid growth of the business. While Aashirvaad atta became the market leader in the national branded atta segment in just two years and today enjoys a 45% market share, gains in other categories have been no less spectacular. ITC already has a 8% share of the overall biscuits market, 17% share of mint candies and 24% share of hard-boiled candies. Its ready-to-eat pasta has clocked 6% of the branded noodles volume in just one year.

Phenomenal growth!

Aashirvaad atta volumes have zoomed 10 times in three years. Sunfeast biscuit volumes have leapfrogged 18 times in just two years

"I have been eating biscuits for the last 54 years. My favourites have always been cream biscuits. True Elakai Cream biscuits from Auroville held the top position till I tasted Sunfeast Dark Fantasy last week. The combination of baking, the dough, the flavours etc., are mind-boggling and what you have is a great product. Please don't change anything."

U K Nair
Aurangabad

"My name is Meghana Trivedi, just got married. My husband used to love instant noodles like crazy. I was very upset 'coz it contained maida and was not very good for health. I wanted a snack which was tasty and good for health too.

I heard about Sunfeast Pasta Treat masala flavour. I bought it but was very confused as my husband is very fussy about his food. He would not switch to pasta. But when I cooked it and he smelt it, he liked it, and when he tasted it, that was it... since then I have not got any other snack but Sunfeast Pasta Treat. He just loves it.

Now the case is that I don't get to eat any. That's my short story... just wanted to let you know that your pasta is indeed an excellent snack. Keep it up."

***Meghana**, on e-mail*


ASHIRVAAD

Spreading the Flavours of India

'Kitchens of India' has begun to carry the exotic taste of Indian cuisine beyond the shores of India. Connoisseurs of Indian food in the US, UK, Switzerland, Bhutan, Bangladesh, Canada and Australia


Authentic Indian Cuisine


FRUIT & SPICE
CONSERVES

now have the opportunity to taste these delicious recipes. ITC's participation in the best known international food fairs like Anuga in Germany and Fancy Foods Show in New York have opened a new window of interest in Indian food.

A global movement towards vegetarianism augurs well for Indian cuisine as no other nation offers such a mind-boggling variety of vegetarian dishes. ITC is well positioned to take advantage of this opportunity with a delectable array of vegetarian offerings from 'Kitchens of India'. Its enchanting website, www.kitchensofindia.com takes the visitor on a gourmet tour of ITC's platter of authentic Indian cuisine. It also facilitates institutional bookings and mail ordering.

"Over the centuries, India has contributed greatly to the culture of the West. But here, you have really outdone yourselves.

On Sunday last, I picked up a package of your product and today I followed your recipe to prepare dinner for my wife Susan and myself. We both love curry and we both love subtle, interesting flavours. This was an amazing culinary experience and before writing to thank you, I returned to the store and bought all the 'Kitchens of India' products they had. There is no more. I own all packages in New Brunswick.

Thank you so much. Very few prepared foods live up to their advertising. Yours does. Thank you again. If you have any other products available in New Brunswick, be assured you have a devoted customer."

Peter Fairburn, *1755 Shediac River Road,*
Shediac River, NB E4R 1V9


Kitchens of India
Mixed Vegetable Curry with Cottage Cheese
NAVRATAN KORMA
Black Gram Lentils Curry
DAL BUKHARA
Split Lentil Curry
(TADKA DAL)
With Basmati Rice
Red Kidney Bean Curry
(RAJMA MASALA)
With Basmati Rice
Cottage Cheese Curry
PANEER DARBARI
Chick Peas Curry
PINDI CHANA
Diced Potato and Pea Curry
ALOO MUTTER
Green Pea Curry with Cottage Cheese
MUTTER PANEER
Mild Chili Pepper Curry
MIRCH KA SALAN
Red Kidney Beans Curry
RAJMA MASALA
Spinach with Cottage Cheese and Sauce
PALAK PANEER
Mashed Vegetable Curry
AUTHENTIC INDIAN CUISINE
Basmati Rice Pilaf
With Garden Vegetables
Corn & Cumin
Basmati Rice Pilaf
PASTE FOR LAMB CURRY
PASTE FOR BUTTER CHICKEN CURRY
PASTE FOR HYDERABADI BIRYANI
PASTE FOR CHICKEN CURRY
PASTE FOR VEGETABLE BIRYANI
PASTE FOR FISH CURRY
Tender Green Peas
Ginger Rice
Sunfeast
Dark Fantasy
Irresistible Choco Delight
NET WT. 300g (10.5 oz)
ORANGE MARIE BISCUITS
Sunfeast
Marie Biscuits
Artificially Flavored
Sunfeast
DREAM CREAM
Sunfeast
DREAM CREAM
ORANGE BISCUITS
Sunfeast
DREAM CREAM
COCONUT BISCUITS
Sunfeast
DREAM CREAM
BOURBON BISCUITS
Artificially Flavored
NET WT. 100g (3.5 oz)


ITC Limited
A feast for the senses
Kitchens of India

For Every Consumer...
'Khushiyan. Chun, chun ke'



0% Maida,
00% Whole Wheat Atta.
Made from select, golden wheat.
Has the right amount of bran.
Complete with nutrition.
Makes soft, delicious rotis.
AASHIRVAAD
WHOLE WHEAT ATTA
KHUSHIYAN CHUN CHUN KE
AASHIRVAAD
have established choupals in India's best wheat growing regions. So that
take home the purest atta. ITC's Aashirvaad atta. Khushiyan.Chun, chun ke.



Introducing the exquisite.
Kitchens of India range of Biryanis.
Recipes that were amongst the most sought after treasures across many kingdoms.
Bohri Biryani
History books have shown us the myriad ways in which kingdoms in the days gone by protected their treasures from outsiders and invaders. These coveted treasures included recipes of some truly outstanding fare from the royal kitchens.
In fact, legend goes that one such kingdom was so possessive about its recipes that it wouldn't allow its daughters to enter the kitchen and watch its biryanis get cooked. The reason? Daughters get married and leave for other kingdoms. To allow them to know the recipes of their biryanis would mean to risk sharing them with outsiders.
Such is one of the charming legends behind the birth of Kitchens of India's exquisite range of Biryanis. And each one of them: the Bohri, Yakhni, Noormahal and Hyderabadi Mutton Biryani is similarly steeped in quaint legends from the royal chronicles of history.
A complete meal by itself, the recipe for each Biryani has been prepared by the Master Chefs of ITC Hotels, by following time honoured culinary traditions and cooking methods. These Biryanis, once enjoyed by only the royals of India are now conveniently packed in a ready-to-eat form for you to eat and enjoy anytime. Experience royalty. Experience Kitchens of India Biryanis.
Kitchens of India
BIRYANIS
A feast for the senses
For further information email us at kitchensofindia@itc.co.in
www.kitchensofindia.com



Sunfeast
sweet'n salt



Saans ban jaaye
hhh

BOARD OF DIRECTORS

Chairman

Yogesh Chander Deveshwar

Executive Directors

Sahibzada Syed Habib-ur-Rehman
Anup Singh
Krishnamoorthy Vaidyanath

Non-Executive Directors

John Patrick Daly
Charles Richard Green
Sunil Behari Mathur
Dinesh Kumar Mehrotra
Pillappakkam Bahukutumbi Ramanujam
Basudeb Sen
Ram S Tarneja
Balakrishnan Vijayaraghavan

BOARD COMMITTEES

Audit Committee

P B Ramanujam	Chairman
S B Mathur	Member
B Vijayaraghavan	Member
K Vaidyanath (Director responsible for the Finance Function)	Invitee
S Basu (Head of Internal Audit)	Invitee
Representative of the Statutory Auditors	Invitee
B B Chatterjee	Secretary

Compensation Committee

B Sen	Chairman
J P Daly	Member
C R Green	Member
S B Mathur	Member
Ram S Tarneja	Member

Investor Services Committee

B Sen	Chairman
P B Ramanujam	Member
A Singh	Member
B B Chatterjee	Secretary

Nominations Committee

Y C Deveshwar	Chairman
J P Daly	Member
C R Green	Member
S B Mathur	Member
D K Mehrotra	Member
P B Ramanujam	Member
B Sen	Member
Ram S Tarneja	Member
B Vijayaraghavan	Member

CORPORATE MANAGEMENT COMMITTEE

Directors

Y C Deveshwar	Chairman
S S H Rehman	Member
A Singh	Member
K Vaidyanath	Member

Executives

K S Vaidyanathan	Member
R G Jacob	Invitee
A Nayak	Invitee
R Srinivasan	Invitee
B B Chatterjee	Secretary

Executive Vice President & Company Secretary
Biswa Behari Chatterjee

Company Solicitor
Kannadiputhur Sundararaman Suresh

Investor Service Centre
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 6426/2288 0034
Fax : 033-2288 2358
e-mail : isc@itc.in

Auditors
A F Ferguson & Co.
Chartered Accountants, Kolkata

Registered Office
Virginia House
37 Jawaharlal Nehru Road, Kolkata 700 071, India
Phone : 033-2288 9371
ITC corporate website : www.itcportal.com

YOUR DIRECTORS

Y. C. Deveshwar

Y. C. Deveshwar, an engineering graduate from the Indian Institute of Technology, Delhi joined ITC Limited in 1968. He was appointed a Director on the Board of the Company in 1984 and became the Chief Executive and Chairman of the Board on January 1, 1996. Between 1991 and 1994, he headed Air India as Chairman and Managing Director.

Under his leadership, ITC's Sustainability philosophy has found expression through unique business models. ITC became the first Indian company to publish its Sustainability Report, 2004 in accordance with the guidelines of the Global Reporting Initiative. ITC's efforts in creating sustainable livelihood opportunities won international recognition in the form of the inaugural World Business Award instituted jointly by the United Nations Development Programme, International Chamber of Commerce and the HRH Prince of Wales International Business Leaders Forum. ITC's 'e-choupal', a digital infrastructure initiative to empower marginal farmers in India, is taught as a case study at the Harvard Business School. This initiative won the Development Gateway Award at Beijing in September 2005.

Deveshwar is the immediate past President of the Confederation of Indian Industry. He is also a member of the Board of Governors of the Indian School of Business and the Chairman of the Society and Board of Governors of the Indian Institute of Management, Calcutta. He serves on the National Executive Committees of some of India's premier trade and industry bodies.

Amongst several awards and recognitions during his distinguished career, Deveshwar was honoured as the Manager Entrepreneur of the Year 2001 by Ernst & Young and was bestowed the Teacher's Lifetime Achievement Award 2005. In January 2006, he was inducted to the prestigious Hall of Pride at the Indian Science Congress.

Other Directorships

Name of the Company	Position
Surya Nepal Private Limited*	Chairman & Director
HT Media Limited	Director
Woodlands Medical Centre Limited	Director
West Bengal Industrial Development Corporation Limited	Director

Committee Membership of other Companies: Nil

S. S. H. Rehman

S. S. H. Rehman was appointed a Director on the Board of ITC on November 21, 1997. He began his career with the Indian Army, moving over to the hospitality industry in 1975 and joining ITC in 1979. Since then Rehman has been General Manager of Welcomgroup's premier hotels across India as also its Regional Director, Vice President-Operations and President. Rehman was appointed Managing Director of the erstwhile ITC Hotels Limited in 1994 and continued in that position till July 2003. He is currently in charge of the Hotels, Travel & Tourism and Foods businesses of the Company.

Other Directorships

Name of the Company	Position
International Travel House Limited	Chairman & Director
Landbase India Limited	Chairman & Director
Fortune Park Hotels Limited	Chairman & Director
Gujarat Hotels Limited	Chairman & Director
Srinivasa Resorts Limited	Vice Chairman & Director
Maharaja Heritage Resorts Limited	Director
Tourism Finance Corporation of India Limited	Director
Mumbai International Convention & Exhibition Centre Limited	Director

Committee Membership of other Companies: Nil

Anup Singh

Anup Singh was appointed a Director on the Board of ITC on November 21, 1997. He joined ITC in 1968 after receiving a Bachelor's degree in Electrical Engineering from IIT, Kharagpur. He was a key participant in the Company's major strategic initiative in the mid-seventies to implement the concept of 'Management by Objectives (MBO)'.

Singh has had a long stint in ITC's Cigarette business, including heading it as the Chief Executive. He has also been the Chief Executive of the erstwhile Specialty Papers Division. He is currently in charge of the Cigarettes, Information Technology and Lifestyle Retailing businesses of the Company. He is the past President of the Indian Chamber of Commerce. He is also a Director of The Tobacco Institute of India.

Other Directorships

Name of the Company	Position
ITC Infotech India Limited	Chairman & Director
ITC Infotech Limited, UK*	Chairman & Director
ITC Infotech (USA), Inc.*	Chairman & Director
Asia Tobacco Company Limited	Chairman & Director
Surya Nepal Private Limited*	Director

Committee Membership of other Companies: Nil

K. Vaidyanath

K. Vaidyanath was inducted into the ITC Board on January 17, 2001. He holds responsibility for the Company's Finance & IT functions, its investment subsidiary, Agri Business and Corporate Communications. Before his elevation to the Board, he was the Company's Chief Financial Officer.

An MBA from XLRI, Jamshedpur, Vaidyanath has been with ITC for the past 30 years. He has held various positions in the Company's Finance function including that of Head of Finance of ITC's Packaging, Hotels and International Businesses. He has also been Head of Corporate Planning & Treasury, as well as Internal Audit.

Vaidyanath is a Committee member of The Bengal Chamber of Commerce and Industry. He was adjudged one of the best CFOs in the country in a survey conducted by Business Today magazine in 2005.

Other Directorships

Name of the Company	Position
Russell Credit Limited	Chairman & Director
Gold Flake Corporation Limited	Chairman & Director
Wills Corporation Limited	Chairman & Director
Greenacre Holdings Limited	Chairman & Director
ITC Infotech India Limited	Director
Agro Tech Foods Limited	Director
Classic Infrastructure & Development Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Russell Credit Limited	Audit Committee	Chairman
Gold Flake Corporation Limited	Audit Committee	Chairman
Greenacre Holdings Limited	Audit Committee	Chairman
ITC Infotech India Limited	Audit Committee	Member

J. P. Daly

J. P. Daly joined the ITC Board as a representative of BAT on January 21, 2005. His academic qualifications include a Master of Business Administration from the University of Dublin and a Diploma in Marketing from the Institute of Marketing, UK. Daly was appointed Director - Asia Pacific, BAT in October 2004. He has occupied senior positions for nearly 20 years in the tobacco and pharmaceutical industries. Prior to the merger of British American Tobacco and Rothmans International in 1999, Daly was the Strategic Planning Director - EU in Rothmans Europe and the Managing Director - Japan and Korea in Rothmans Asia. After the completion of the merger he was appointed Regional Manager - Middle East, South & Central Asia and then as Area Director - Middle East.

Other Directorships

Name of the Company	Position
British-American Tobacco Middle East FZ-LLC*	Director
British American Tobacco (Australasia Holdings) Pty. Limited*	Director

Committee Membership of other Companies: Nil

C. R. Green

C. R. Green has represented BAT on the ITC Board from April 16, 1999. He joined BAT in 1993 after a long and distinguished career in the oil industry. He has spent over 18 years with Texaco, the US oil major, in a variety of roles including Director of Texaco, Brazil and its Regional Manager for Latin America.

In the tobacco industry, Green has worked with Brown & Williamson, where he was Vice President for Latin America, Middle East & Africa and President for Japan. He became BAT's Area Director for Southern Europe in 1998. A year later, he assumed charge as BAT's Regional Director for the Middle East, South and Central Asia region. He retired from BAT on April 1, 2002.

Other Directorships

Name of the Company	Position
Alliance One International Inc.*	Director

Committee Membership of other Companies: Nil

S. B. Mathur

S. B. Mathur joined the ITC Board as a representative of the Life Insurance Corporation of India (LIC) on July 29, 2005.

A qualified Chartered Accountant, Mathur retired from LIC in October 2004 as its Chairman. Subsequently, the Government of India appointed him the Administrator of the Specified Undertaking of the Unit Trust of India in December 2004.

Mathur took over as Chairman of LIC at a time when the insurance sector had just opened up. Under his leadership, LIC successfully rose to the challenges of a competitive environment by enhancing product offerings.

He joined LIC in 1967 as a Direct Recruit Officer and rose to the rank of Chairman. He held various positions in LIC including Senior Divisional Manager of Gwalior Division, Chief of Corporate Planning, General Manager of LIC (International) E.C., Zonal Manager in charge of Western Zone and Executive Director.

Mathur is also a member of the SASF Board of Trustees of IDBI.

Other Directorships

Name of the Company	Position
National Stock Exchange of India Limited	Non-Executive Chairman
UTI Technology Services Limited	Chairman & Director
UTI Infrastructure & Services Limited	Chairman & Director
EID Parry (India) Limited	Director
Grasim Industries Limited	Director
Havell's India Limited	Director
Infrastructure Leasing & Financial Services Limited	Director
National Collateral Management Services Limited	Director
UTI Bank Limited	Director
Indian Railway Catering and Tourism Corporation Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
UTI Infrastructure & Services Limited	Audit Committee	Chairman
Havell's India Limited	Audit Committee	Member

D. K. Mehrotra

D. K. Mehrotra joined the ITC Board as a representative of the Specified Undertaking of the Unit Trust of India on May 26, 2006. He is currently the Managing Director of Life Insurance Corporation of India (LIC). He joined LIC as a Direct Recruit Officer in 1977.

Born in 1953, Mehrotra is an Honours Graduate in Science from the Patna University. In an illustrious career spanning 28 years, Mehrotra has held various important positions spanning three Zones and the Corporate office of LIC. He was Executive Director (International Operations) before being appointed Managing Director.

Mehrotra has attended several important knowledge forums in India and abroad. He is associated with the apex training institutes of insurance in India, like the National Insurance Academy and the Insurance Institute of India. He is also a member of the Supervisory Board of India Advantage Funds I & II of ICICI Venture Funds Management Company Limited.

Other Directorships

Name of the Company	Position
LIC (Lanka) Limited*	Director
LIC (Mauritius) Offshore Limited*	Director
The Associated Cement Companies Limited	Director
Infrastructure Leasing & Financial Services Limited	Director

Committee Membership of other Companies: Nil

P. B. Ramanujam

P. B. Ramanujam has represented the General Insurance Corporation of India (GIC) and its erstwhile subsidiaries on the Board of ITC since October 30, 1998. A qualified Chartered Accountant, Ramanujam has held several responsibilities in GIC covering finance, accounts / investments, reinsurance, information technology etc. He was General Manager and Director with the National Insurance Company Limited and Managing Director of GIC till July 31, 2004.

Ramanujam has served as a faculty member at the National Insurance Academy, Pune. He is a guest faculty at the Institute of Financial & Management Research, Chennai in the area of risk management

& insurance. He was also the Chairman of the committee appointed by the interim Insurance Regulatory Authority (IRA) for prescribing norms, rules and regulations in the area of finance. He has also been a member of two other IRA committees on technical issues and investment matters, and Insurance Regulatory Information System. He is the Chairman of FICCI's Reinsurance Sub-Committee. He is also a Member of the Insurance Tariff Advisory Committee and the Finance Committee of Insurance Regulatory and Development Authority.

Other Directorships

Name of the Company	Position
Nicco Corporation Limited	Director
BOC India Limited	Director

Committee Membership of other Companies: Nil

Basudeb Sen

Basudeb Sen has been on the Board of ITC since March 23, 1995, first as a nominee and then as a representative of the Unit Trust of India (UTI), and from July 28, 2000 in his individual capacity. Sen has over 32 years of management experience in different areas of commercial banking, development banking and investment management. He is an M.A. in Economics and a Ph.D. from Indian Statistical Institute, besides being an alumnus of the Harvard Business School. He has contributed several articles in academic / professional journals and financial papers on a wide range of issues related to management, economics, banking, financial markets and energy.

He has served as Chairman and Managing Director of the Industrial Investment Bank of India Limited and as Executive Director of UTI. He has managed critical business responsibilities in various areas including strategic planning, risk management system, investment portfolio management and fund marketing and credit & project appraisal.

In the last two decades, Sen has served as Chairman and / or Member of various working groups / committees set up by SEBI, RBI, Indian financial institutions and industry associations on such issues as consortium lending, corporate governance, institutional disinvestment, overseas investment by mutual funds, money markets and corporate debt restructuring, as also on the Boards of several companies in sectors like infrastructure, engineering, petrochemicals, electronics and financial services.

Other Directorships

Name of the Company	Position
South Asian Petrochem Limited	Director
Srei Venture Capital Limited	Director
Gujarat NRE Coke Limited	Director
GTFS Multi Services Limited	Director
Sumedha Fiscal Services Limited	Director
Mahanagar Gas Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
South Asian Petrochem Limited	Shareholders' Grievance Committee	Member
	Audit Committee	Member
Gujarat NRE Coke Limited	Audit Committee	Member

Ram S. Tarneja

Ram S. Tarneja joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. His present Chairmanships include, among others, that of Jolly Board Limited, Nissin ABC Logistics Pvt. Limited and the Pan Asian Management & Rural Research Organisation.

Tarneja was Managing Director – Bennett, Coleman & Co. Limited, until May 1991 and continues to be on the Board of that company. He is past President, Indian Merchants Chamber, All India Management Association, Indian Newspaper Society, Indian Institute of Personnel Management, Asian Association of Management Organisations and others.

Other Directorships

Name of the Company	Position
Jolly Board Limited	Chairman & Director
Transcorp International Limited	Director
Nesco Limited	Director
Otis Elevator Company (India) Limited	Director
Bharat Gears Limited	Director
Bennett, Coleman & Co. Limited	Director
Rallis India Limited	Director
Ballarpur Industries Limited	Director
Phillips Carbon Black Limited	Director
Housing Development Finance Corporation Limited	Director
Gati Limited	Director
Phoenix Township Limited	Director
SOWiL Limited	Director

Committee Membership of other Companies

Name of the Company	Committee	Position
Bharat Gears Limited	Audit Committee	Chairman
Bennett, Coleman & Co. Limited	Audit Committee	Chairman
Ballarpur Industries Limited	Shareholders / Investors Grievance Committee	Chairman
Housing Development Finance Corporation Limited	Shareholders / Investors Grievance Committee	Chairman
Rallis India Limited	Audit Committee	Member
	Shareholders / Investors Grievance Committee	Member
Transcorp International Limited	Audit Committee	Member
Otis Elevator Company (India) Limited	Audit Committee	Member
Gati Limited	Audit Committee	Member

B. Vijayaraghavan

B. Vijayaraghavan joined the ITC Board as an Independent Non-Executive Director on November 25, 1996. Vijayaraghavan was in the Indian Administrative Service from 1957 to 1993, when he retired in the rank of Chief Secretary to the Government of Tamil Nadu. He has served as Secretary to the Tamil Nadu Government in the Public Works, Forests & Fisheries, Prohibition and Excise and Home departments. He has been the Chairman of the Tamil Nadu Electricity Board, Member - Board of Revenue and Commissioner of Commercial Taxes, Tamil Nadu, Chairman and President - Tuticorin Alkali Chemicals and Fertilisers Limited, Chairman and Managing Director - State Industries Promotion Corporation of Tamil Nadu and Vigilance Commissioner and Commissioner for Administrative Reforms, Tamil Nadu.

After his retirement from Government service, Vijayaraghavan was a Member of the Syndicates of Alagappa University and Bharathidasan University, Member of the Governing Council, Salim Ali Centre for Ornithology and Natural History and Member of the Committee for Economic Reforms, Jammu and Kashmir and a Trustee of the Indian Bank Mutual Fund. Vijayaraghavan is currently Chairman, Chennai Snake Park Trust. He does not hold directorship or committee membership of any other company.

Notes:

1. *Other Directorships exclude Directorship in Indian Private Limited Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*
2. *Committee Memberships are in respect of Audit Committee and Investors Grievance Committee of Indian Public Companies.*

* *Denotes Foreign Company*

REPORT ON CORPORATE GOVERNANCE

The Directors present the Company's Report on Corporate Governance.

ITC Limited has been one of the frontrunners in India to have put in place a formalised system of Corporate Governance.

THE COMPANY'S GOVERNANCE PHILOSOPHY

ITC defines Corporate Governance as a systemic process by which companies are directed and controlled to enhance their wealth-generating capacity. Since large corporations employ a vast quantum of societal resources, ITC believes that the governance process should ensure that these resources are utilised in a manner that meets stakeholders' aspirations and societal expectations. This belief is reflected in the Company's deep commitment to contribute to the "triple bottom line", namely the development, nurture and regeneration of the nation's economic, ecological and social capital.

ITC's Corporate Governance structure, systems and processes are based on two core principles:

(i) Management must have the executive freedom to drive the enterprise forward without undue restraints; and

(ii) This freedom of management should be exercised within a framework of effective accountability.

ITC believes that any meaningful policy on Corporate Governance must empower the executive management of the Company. At the same time, Governance must create a mechanism of checks and balances to ensure that the decision-making powers vested in the executive management are used with care and responsibility to meet stakeholders' aspirations and societal expectations.

From this definition and core principles of Corporate Governance emerge the cornerstones of ITC's governance philosophy, namely trusteeship, transparency, empowerment and accountability, control and ethical corporate citizenship. ITC believes that the practice of each of these creates the right corporate culture that fulfils the true purpose of Corporate Governance.

Trusteeship recognises that large corporations, which represent a coalition of interests, namely those of the shareholders, other providers of capital, business associates and employees, have both an economic and a social purpose, thereby casting the responsibility on the Board of Directors to protect and enhance shareholder value, as well as fulfil obligations to other stakeholders. Inherent in the concept of trusteeship is the responsibility to ensure equity, namely, that the rights of all shareholders, large or small, are protected.

Transparency means explaining the Company's policies and actions to those to whom it has responsibilities. Externally, this means maximum appropriate disclosures without jeopardising the Company's strategic interests and internally, this means openness in the Company's relationship with its employees and in the conduct of its business. ITC believes transparency enhances accountability.

Empowerment is a process of unleashing creativity and innovation throughout the organisation by truly vesting decision-making powers at the most appropriate levels and as close to the scene of action as feasible, thereby helping actualise the potential of its employees. Empowerment is an essential concomitant of ITC's first core principle of governance that management must have the freedom to drive the enterprise forward. ITC believes that empowerment combined with accountability provides an impetus to performance and improves effectiveness, thereby enhancing shareholder value.

Control ensures that freedom of management is exercised within a framework of checks and balances and is designed to prevent misuse of power, facilitate timely management of change and ensure effective management of risks. ITC believes that control is a necessary concomitant of its second core principle of governance that the freedom of management should be exercised within a framework of appropriate checks and balances.

Ethical Corporate Citizenship means setting exemplary standards of ethical behaviour, both internally within the organisation, as well as in external relationships. ITC believes that unethical behaviour corrupts organisational culture and undermines stakeholder value. Governance processes in ITC continuously reinforce and help realise the Company's belief in ethical corporate citizenship.

THE GOVERNANCE STRUCTURE

The practice of Corporate Governance in ITC is at three interlinked levels:

i. Strategic supervision - by the Board of Directors

ii. Strategic management - by the Corporate Management Committee

iii. Executive management - by the Divisional / Strategic Business Unit (SBU) Chief Executives assisted by the respective Divisional / SBU Management Committees.

This three-tier governance structure ensures that:

(a) Strategic supervision (on behalf of the shareholders), being free from involvement in the task of strategic management of the Company, can be conducted by the Board with objectivity, thereby sharpening accountability of management;

(b) Strategic management of the Company, uncluttered by day-to-day tasks of executive management, remains focused and energised; and

(c) Executive management of a Division or Business, free from collective strategic responsibilities for ITC as a whole, focuses on enhancing the quality, efficiency and effectiveness of the business.

The core roles of the key entities flow from the structure. The core roles, in turn, determine the core responsibilities of each entity. In order to discharge such responsibilities, each entity is empowered formally with requisite powers.

The structure, processes and practices of governance enable focus on the Corporate purpose while simultaneously facilitating effective management of the wider portfolio of businesses.

The Governance Document that sets out the structure, policies and practices of governance of the various entities within the organisation is available on the Company's corporate website www.itcportal.com for general information.

ROLES OF VARIOUS ENTITIES

Board of Directors (Board): The primary role of the Board is that of trusteeship to protect and enhance shareholder value through strategic supervision of ITC, its wholly owned subsidiaries and their wholly owned subsidiaries. As trustees, the Board ensures that the Company has clear goals relating to shareholder value and its growth. The Board sets strategic goals and seeks accountability for their fulfilment. The Board also provides direction and exercises appropriate control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board periodically reviews its own functioning to ensure that it is fulfilling its role.

Corporate Management Committee (CMC): The primary role of the CMC is strategic management of the Company's businesses within Board approved direction / framework. The CMC operates under the strategic supervision and control of the Board.

Chairman: The Chairman of ITC is the Chief Executive of the Company. He is the Chairman of the Board and the CMC. His primary role is to provide leadership to the Board and the CMC for realising Company goals in accordance with the charter approved by the Board. He is responsible, inter alia, for the working of the Board and the CMC, for ensuring that all relevant issues are on the agenda and for ensuring that all Directors and CMC members are enabled and encouraged to play a full part in the activities of the Board and the CMC. He keeps the Board informed on all matters of importance. He is also responsible for the balance of membership of the Board, subject to Board and Shareholder approvals. He presides over the General Meetings of Shareholders.

Divisional Management Committee (DMC) / SBU Management Committee (SBU MC): The primary role of the DMC / SBU MC is executive management of the Divisional / SBU business to realise tactical and strategic objectives in accordance with Board approved plan.

Executive Director: The Executive Directors, as members of the CMC, contribute to the strategic management of the Company's businesses within Board approved direction / framework. As Directors accountable to the Board for a business / corporate function, they assume overall responsibility for its strategic management, including its governance processes and top management effectiveness. As Directors accountable to the Board for a wholly owned subsidiary and its wholly owned subsidiary, they act as the custodians of ITC's interests and are responsible for their governance in accordance with the charter approved by the Board.

Non-Executive Director: Non-Executive Directors, including Independent Directors, play a critical role in imparting balance to the Board processes by bringing an independent judgement on issues of strategy, performance, resources, standards of Company conduct etc.

Divisional / SBU CEO: The Divisional / SBU CEO is the Chief Operating Officer for a business with executive responsibility for its day-to-day operations and provides leadership to the DMC / SBU MC in its task of executive management of the Divisional / SBU business.

BOARD OF DIRECTORS

In terms of the Company's Corporate Governance Policy, all statutory and other significant and material information are placed before the Board to enable it to discharge its responsibility of strategic supervision of the Company as trustees of the Shareholders.

Composition

The ITC Board is a balanced Board, comprising Executive and Non-Executive Directors. The Non-Executive Directors include independent professionals. Executive Directors, including the Chairman, do not generally exceed one-third of the total strength of the Board.

The Governance Policy requires that the Non-Executive Directors be drawn from amongst eminent professionals with experience in business / finance / law / public enterprises. Directors are appointed / re-appointed with the approval of the Shareholders for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. All Directors are liable to retire by rotation unless otherwise approved by the Shareholders. One-third of the Directors who are liable to retire by rotation retire every year and are eligible for re-election. In terms of the Articles of Association of the Company, the strength of the Board shall not be fewer than five nor more than eighteen. The present strength of the Board is twelve of which four are Executive Directors.

The following is the composition of the Board as on 31st March, 2006:

Category	No. of Directors	Percentage to total no. of Directors
Executive Directors	4	33
Non-Executive Independent Directors	6	50
Other Non-Executive Directors	2	17
Total	**12**	**100**

Director	Category	No. of other Directorship(s) (*)	No. of Membership(s)/ Chairmanship(s) of Board Committees of other companies (**)
Executive Directors			
Y. C. Deveshwar	Chairman	4	Nil
S. S. H. Rehman		8	Nil
A. Singh		2	Nil
K. Vaidyanath		7	4 (including 3 as Chairman)
Non-Executive Directors			
B. Sen	Independent Director	6	3
Ram S. Tarneja	Independent Director	13	9 (including 4 as Chairman)
B. Vijayaraghavan	Independent Director	Nil	Nil
S. B. Mathur	Independent Director - Representative of Life Insurance Corporation of India as Investor	11	2 (including 1 as Chairman)
P. B. Ramanujam	Independent Director - Representative of General Insurance Corporation of India and its erstwhile subsidiaries as Investor	2	Nil
T. S. Vijayan	Independent Director - Representative of Specified Undertaking of the Unit Trust of India as Investor	3	Nil
J. P. Daly		Nil	Nil
C. R. Green		Nil	Nil

* *Excludes Directorship in Indian Private Limited Companies, Foreign Companies, Membership of Managing Committees of Chambers of Commerce / Professional Bodies and Alternate Directorship.*

** *Represents Membership / Chairmanship of Audit Committee and Investors Grievance Committee of Indian Public Companies.*

Note: *D. K. Mehrotra was appointed as an Additional Non-Executive Director of the Company representing the Specified Undertaking of the Unit Trust of India (SUUTI) w.e.f. 26th May, 2006. T. S. Vijayan, the erstwhile representative of SUUTI, ceased to be a Director w.e.f. the said date.*

Meetings and Attendance

The Company's Governance Policy requires the Board to meet at least six times in a year. The intervening period between two Board meetings was well within the maximum gap of four months prescribed under Clause 49 of the Listing Agreement. The annual calendar of meetings is broadly determined at the beginning of each year.

Board Agenda

Meetings are governed by a structured agenda. The Board members, in consultation with the Chairman, may bring up any matter for the consideration of the Board. All major agenda items are backed by comprehensive background information to enable the Board to take informed decisions. Agenda papers are generally circulated seven working days prior to the Board meeting.

Information placed before the Board

Apart from the items that are required to be placed before the Board for its approval, both under the statutes and the Governance Policy, the following are also tabled for the Board's periodic review / information:

- Quarterly performance against plan, including business-wise financials in respect of revenue, profits, cash flow, balance sheet, investments and capex.
- Half-Yearly summary of all long-term borrowings made, bank guarantees issued and investments made.
- Treasury Policy, both domestic & forex, as and when changes take place.
- Internal Audit findings and External Audit Management Reports (through the Audit Committee).
- Status of safety, security and legal compliance.
- Status of business risk exposures, its management and related action plans.
- Company's management development processes and succession of senior management (through the Nominations Committee).
- Show Cause, demand, prosecution and adjudication notices, if any, from revenue authorities which are considered materially important, including any exposure that exceeds 1% of the Company's net worth, and their outcome.
- Default, if any, in payment of interest and repayment of principal on any public deposit, dues to any major creditor or Financial Institution.
- Product liability claims of a substantial nature, if any.
- Information on strikes, lockouts, retrenchment, fatal accidents etc., if any.
- Significant court judgement or order passing strictures, if any, on the conduct of the Company or a subsidiary of the Company or any employee, which could negatively impact the Company's image.
- Terms of reference of Board Committees.
- Policy on Shareholder Disclosures.
- Incident of theft / fraud / dishonesty of a significant nature, if any.
- Write-offs / disposals (fixed assets, inventories, receivables, advances etc.) on a half-yearly basis.

Post-meeting follow-up system

The Governance processes in the Company include an effective post-meeting follow-up, review and reporting process for action taken / pending on decisions of the Board, Board Committees, the Corporate Management Committee and the Divisional Management Committees / Strategic Business Units.

Details of Board Meetings during the financial year

During the financial year ended 31st March, 2006, seven meetings of the Board were held, as follows:

Sl. No.	Date	Board Strength	No. of Directors present
1	27th May, 2005	12	11
2	17th June, 2005	12	10
3	29th July, 2005	12	11
4	29th July, 2005	12	11
5	28th October, 2005	12	11
6	20th January, 2006	12	11
7	29th March, 2006	12	12

Attendance at Board Meetings and at Annual General Meeting (AGM) during the financial year

Director	No. of Board Meetings attended	Attendance at last AGM
Y. C. Deveshwar	7	Yes
S. S. H. Rehman	7	Yes
A. Singh	7	Yes
K. Vaidyanath	7	Yes
J. P. Daly	7	Yes
C. R. Green	6	Yes
Y. P. Gupta*	Nil	No
S. B. Mathur**	3	NA
Ajeet Prasad***	4	Yes
P. B. Ramanujam	7	Yes
B. Sen	7	Yes
Ram S. Tarneja	6	Yes
T. S. Vijayan****	2	NA
B. Vijayaraghavan	7	Yes

* *Ceased to be a Director w.e.f. 29th July, 2005.*
** *Appointed a Director w.e.f. 29th July, 2005.*
*** *Ceased to be a Director w.e.f. 28th October, 2005.*
**** *Appointed a Director w.e.f. 28th October, 2005.*

COMMITTEES OF THE BOARD

Currently, there are four Board Committees – the Audit Committee, the Compensation Committee, the Investor Services Committee and the Nominations Committee. The terms of reference of the Board Committees are determined by the Board from time to time. Meetings of each Board Committee are convened by the respective Committee Chairman. Signed minutes of Board Committee meetings are placed for the information of the Board. Matters requiring the Board's attention / approval are placed in the form of notes to the Board from the respective Committee Chairman. The role and composition of these Committees, including the number of meetings held during the financial year and the related attendance, are provided below.

I. AUDIT COMMITTEE

The Audit Committee of the Board, inter alia, provides reassurance to the Board on the existence of an effective internal control environment that ensures:

- efficiency and effectiveness of operations, both domestic and overseas.
- safeguarding of assets and adequacy of provisions for all liabilities.
- reliability of financial and other management information and adequacy of disclosures.
- compliance with all relevant statutes.

The Audit Committee is empowered, pursuant to its terms of reference, inter alia, to:

- investigate any activity within its terms of reference and to seek any information it requires from any employee;
- obtain legal or other independent professional advice and to secure the attendance of outsiders with relevant experience and expertise, when considered necessary.

The role of the Committee includes the following:

(a) Overseeing the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statements are correct, sufficient and credible;

(b) Recommending the appointment and removal of external auditors, fixation of audit fee and approval of payment of fees for any other services rendered by the auditors;

(c) Reviewing with the management the financial statements before submission to the Board, focusing primarily on:

- Any changes in accounting policies and practices
- Major accounting entries based on exercise of judgement by management
- Qualifications in draft audit report
- Significant adjustments arising out of audit
- The going concern assumption
- Compliance with accounting standards
- Compliance with Stock Exchange and legal requirements concerning financial statements
- Any related party transactions i.e. transactions of the Company of material nature with the top management or their relatives, with shareholders with large holdings in the Company or their subsidiaries etc., that may have potential conflict with the interests of the Company at large;

(d) Reviewing with the management, external and internal auditors, the adequacy of internal control systems and the Company's statement on the same prior to endorsement by the Board;

(e) Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure, coverage and frequency of internal audit;

(f) Reviewing reports of internal audit and discussion with internal auditors on any significant findings and follow-up thereon;

(g) Reviewing the findings of any internal investigations by the internal auditors and the executive management's response on matters where there is suspected fraud or irregularity or failure of internal control systems of a material nature and reporting the matter to the Board;

(h) Discussion with the external auditors, before the audit commences, on nature and scope of audit, as well as after conclusion of the audit, to ascertain any areas of concern and review the comments contained in their management letter;

(i) Reviewing the Company's financial and risk management policies;

(j) Looking into the reasons for substantial defaults, if any, in payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors;

(k) Considering such other matters as may be required by the Board;

(l) Reviewing any other areas which may be specified as role of the Audit Committee under the Listing Agreement, Companies Act and other statutes, as amended from time to time.

Composition

The Audit Committee comprises three Non-Executive Directors, all of whom are Independent Directors. The Director responsible for the Finance function, the Head of Internal Audit and the representative of the Statutory Auditors are Invitees to the Audit Committee. The Head of Internal Audit is the Co-ordinator and the Company Secretary is the Secretary to the Committee. The representative of the Cost Auditors is invited to meetings of the Audit Committee whenever matters relating to cost audit are considered. All members of the Committee are financially literate; two members, including the Chairman of the Committee, have accounting and financial management expertise.

The names of the members of the Audit Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Audit Committee Meetings during the financial year

During the financial year ended 31st March, 2006, nine meetings of the Audit Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	18th May, 2005	3	2
2	27th May, 2005	3	2
3	24th June, 2005	3	2
4	29th July, 2005	3	2
5	31st August, 2005	3	2
6	28th October, 2005	3	3
7	30th November, 2005	3	3
8	20th January, 2006	3	3
9	30th March, 2006	3	3

Attendance at Audit Committee Meetings during the financial year

Director	No. of meetings attended
P. B. Ramanujam	9
Y. P. Gupta*	Nil
S. B. Mathur**	4
B. Vijayaraghavan	9

* *Ceased to be a Member w.e.f. 29th July, 2005.*

** *Appointed a Member w.e.f. 29th July, 2005.*

II. REMUNERATION COMMITTEE

The Remuneration Committee of the Board, under the nomenclature 'Compensation Committee', inter alia, recommends to the Board the compensation terms of Executive Directors and the seniormost level of management immediately below the Executive Directors. This Committee also has the responsibility for administering the Employee Stock Option Scheme of the Company.

Composition

The Compensation Committee comprises five Non-Executive Directors, three of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Compensation Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Compensation Committee Meetings during the financial year

During the financial year ended 31st March, 2006, five meetings of the Compensation Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	27th May, 2005	5	3
2	29th July, 2005	5	4
3	27th October, 2005	5	4
4	20th January, 2006	5	5
5	29th March, 2006	5	5

Attendance at Compensation Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	5
J. P. Daly*	4
C. R. Green	5
Y. P. Gupta**	Nil
S. B. Mathur***	3
Ram S. Tarneja	4

* *Appointed a Member w.e.f. 27th May, 2005.*

** *Ceased to be a Member w.e.f. 29th July, 2005.*

*** *Appointed a Member w.e.f. 29th July, 2005.*

Remuneration Policy

ITC's remuneration strategy aims at attracting and retaining high calibre talent. The remuneration policy, therefore, is market-led and takes into account the competitive circumstance of each business so as to attract and retain quality talent and leverage performance significantly.

Remuneration of Directors

Remuneration of Executive Directors is determined by the Compensation Committee comprising only Non-Executive Directors. The recommendations of the Compensation Committee are considered and approved by the Board subject to the approval of the Shareholders. The Chairman and Executive Directors are entitled to Performance Bonus for each financial year up to a maximum of 85% and 75% of their consolidated salary, respectively, as may be determined by the Board on the recommendation of the Compensation Committee.

Non-Executive Directors are entitled to remuneration by way of commission for each financial year, up to a maximum of Rs.4,00,000/- individually, as approved by the Shareholders. Non-Executive Directors' commission is determined by the Board based, inter alia, on the Company's performance and regulatory provisions. Such commission is payable on a uniform basis to reinforce the principle of collective responsibility. Non-Executive Directors are also entitled to sitting fees for attending meetings of the Board and Committees thereof, the limits for which have been approved by the Shareholders. The sitting fees, as determined by the Board, are presently Rs.15,000/-, Rs.10,000/- and Rs.5,000/- for each meeting of the Board, Audit Committee and other Board Committees, respectively. Non-Executive Directors are also entitled to coverage under Personal Accident Insurance.

Details of Remuneration of the Directors for the financial year ended 31st March, 2006

(Rs. in Lakhs)

Director	Consolidated Salary	Perquisites and other Benefits	Performance Bonus / Commission	Sitting Fees	Total
Y. C. Deveshwar	144.00	20.85	122.40	—	287.25
S. S. H. Rehman	69.00	17.55	51.75	—	138.30
A. Singh	69.00	11.73	51.75	—	132.48
K. Vaidyanath	55.50	9.51	41.62	—	106.63
J. P. Daly	—	—	4.00 *	— @	4.00
C. R. Green	—	—	4.00 *	— @	4.00
Y. P. Gupta**	—	—	1.30 *	—	1.30
S. B. Mathur***	—	—	2.70 *	1.05	3.75
Ajeet Prasad+	—	—	2.30 *	0.65 *	2.95
P. B. Ramanujam	—	—	4.00 *	3.15	7.15
B. Sen	—	—	4.00	2.60	6.60
Ram S. Tarneja	—	—	4.00	1.15	5.15
T. S. Vijayan++	—	—	1.70 *	0.35 *	2.05
B. Vijayaraghavan	—	—	4.00	2.05	6.05

@ *Waived entitlement to sitting fees.*

* *Payable to the Institution / Company the Director represents.*

** *Ceased to be a Director w.e.f. 29th July, 2005.*

*** *Appointed a Director w.e.f. 29th July, 2005.*

\+ *Ceased to be a Director w.e.f. 28th October, 2005.*

++ *Appointed a Director w.e.f. 28th October, 2005.*

Employee Stock Option Scheme

The Company granted 9,72,433 Options during the financial year to the eligible employees of the Company and those of the Company's subsidiary companies, at the closing market price of the Ordinary Share of the Company on the National Stock Exchange on the day preceding the date of grant of Options. Pursuant to the Shareholders' approval for issue of Bonus Shares in the ratio of 1 Bonus Share for every 2 Ordinary Shares, 4,75,638 Bonus Options were allocated on the aforesaid Options (unvested) in the same ratio, in accordance with the Employee Stock Option Scheme of the Company read with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

Consequent upon Sub-division of the Company's Ordinary Share from Rs.10/- to Re.1/-, each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the Company of Re.1/- each, upon payment of the exercise price during the exercise period. The exercise period commences from the date of vesting of the Options and expires at the end of five years from the date of grant of the Options.

Exercise of Options is presently permitted during the period from the 1st to the 10th day of each month, except from April to August, during which period exercise is permitted from 21st June to 10th August.

The vesting period for conversion of Options is as follows:

On completion of 12 months from the date of grant of the Options	: 30% vests
On completion of 24 months from the date of grant of the Options	: 30% vests
On completion of 36 months from the date of grant of the Options	: 40% vests

Shares and Options of Directors

Director	No. of Ordinary Shares of Re.1/- each held singly and / or jointly as on 31st March, 2006	No. of Options granted during the financial year*
Y. C. Deveshwar	8,40,405	40,888
S. S. H. Rehman	44,925	19,421
A. Singh	2,68,180	19,421
K. Vaidyanath	2,88,890	15,333
J. P. Daly	Nil	Nil
C. R. Green	Nil	Nil
S. B. Mathur	500	NA
P. B. Ramanujam	Nil	6,814
B. Sen	1,90,600	6,814
Ram S. Tarneja	3,76,020	6,814
T. S. Vijayan	Nil	NA
B. Vijayaraghavan	1,11,300	6,814

* *Excludes Bonus Options allocated.*

Service Contracts, Severance Fee and Notice Period

The appointment of the Executive Directors is governed by resolutions passed by the Board and the Shareholders of the Company, which cover the terms and conditions of such appointment read with the service rules of the Company. A separate Service Contract is not entered into by the Company with those elevated to the Board from the management cadre, since they already have a Service Contract with the Company.

There is no separate provision for payment of severance fee under the resolutions governing the appointment of Executive Directors who have all been drawn from amongst the management cadre. The statutory provisions will however apply. In terms of the Articles of Association of the Company, a notice of one month is required to be given by a Director seeking to vacate office and the resignation takes effect upon the expiration of such notice or its earlier acceptance by the Board.

III. INVESTORS GRIEVANCE COMMITTEE

The Investors Grievance Committee of the Board, under the nomenclature 'Investor Services Committee', oversees redressal of shareholder and investor grievances, and approves sub-division / transmission of shares, issue of duplicate share certificates etc.

Composition

The Investor Services Committee comprises three Directors, two of whom are Independent Directors. The Chairman of the Committee is a Non-Executive Independent Director.

The names of the members of the Investor Services Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Investor Services Committee Meetings during the financial year

During the financial year ended 31st March, 2006, thirty-three meetings of the Investor

Services Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	29th April, 2005	3	2
2	9th May, 2005	3	2
3	27th May, 2005	3	3
4	7th June, 2005	3	2
5	17th June, 2005	3	3
6	24th June, 2005	3	3
7	5th July, 2005	3	3
8	11th July, 2005	3	2
9	25th July, 2005	3	3
10	8th August, 2005	3	2
11	22nd August, 2005	3	2
12	1st September, 2005	3	3
13	8th September, 2005	3	2
14	19th September, 2005	3	2
15	28th September, 2005	3	2
16	5th October, 2005	3	3
17	19th October, 2005	3	2
18	12th November, 2005	3	2
19	23rd November, 2005	3	2
20	30th November, 2005	3	2
21	14th December, 2005	3	2
22	19th December, 2005	3	2
23	30th December, 2005	3	2
24	9th January, 2006	3	2
25	20th January, 2006	3	3
26	30th January, 2006	3	3
27	13th February, 2006	3	2
28	18th February, 2006	3	2
29	1st March, 2006	3	2
30	13th March, 2006	3	2
31	17th March, 2006	3	2
32	27th March, 2006	3	3
33	31st March, 2006	3	2

Attendance at Investor Services Committee Meetings during the financial year

Director	No. of meetings attended
B. Sen	24
P. B. Ramanujam	22
A. Singh	30

IV. NOMINATIONS COMMITTEE

The primary role of the Nominations Committee of the Board is to make recommendations on appointments to the Board, the Corporate Management Committee and the seniormost level of executive management one level below the Board. The Committee also clears succession plans for these levels.

Composition

The Nominations Committee comprises the Chairman and all the Non-Executive Directors of the Company. The Chairman of the Company is the Chairman of the Committee.

The names of the members of the Nominations Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

Details of Nominations Committee Meetings during the financial year

During the financial year ended 31st March, 2006, two meetings of the Nominations Committee were held, as follows:

Sl. No.	Date	Committee Strength	No. of Members present
1	27th May, 2005	9	8
2	28th October, 2005	9	8

Attendance at Nominations Committee Meetings during the financial year

Director	No. of meetings attended
Y. C. Deveshwar	2
J. P. Daly	2
C. R. Green	2
Y. P. Gupta*	Nil
S. B. Mathur**	1
Ajeet Prasad***	1
P. B. Ramanujam	2
B. Sen	2
Ram S. Tarneja	1
T. S. Vijayan****	1
B. Vijayaraghavan	2

* *Ceased to be a Member w.e.f. 29th July, 2005.*

** *Appointed a Member w.e.f. 29th July, 2005.*

*** *Ceased to be a Member w.e.f. 28th October, 2005.*

**** *Appointed a Member w.e.f. 28th October, 2005.*

CORPORATE MANAGEMENT COMMITTEE

The primary role of the Corporate Management Committee is strategic management of the Company's businesses within Board approved direction / framework.

Composition

The Corporate Management Committee comprises all the Executive Directors and three or four key senior members of management. The Chairman of the Company is the Chairman of the Committee. The composition of the Corporate Management Committee is determined by the Board based on the recommendation of the Nominations Committee.

The names of the members of the Corporate Management Committee, including its Chairman, are provided elsewhere in the Report and Accounts.

Meetings and Attendance

The meetings of the Corporate Management Committee are convened and chaired by the Chairman of the Company. Decisions at Corporate Management Committee meetings are taken by simple majority. Minutes of Corporate Management Committee meetings are placed before the Board for its information. Moreover, matters requiring the Board's attention / approval are placed in the form of notes from the relevant Executive Director / Corporate Management Committee Member / Invitee, backed by comprehensive background information, alongwith Divisional / SBU Management Committee's recommendation / approval, where applicable. Agenda papers are generally circulated at least three days prior to the meeting.

Details of Corporate Management Committee Meetings during the financial year

During the financial year ended 31st March, 2006, thirty-two meetings of the Corporate Management Committee were held, as follows:

Sl. No.	Date	Committee Strength (including Invitees)	No. of Members & Invitees present
1	20th April, 2005	8	8
2	12th May, 2005	8	8
3	15th June, 2005	8	8
4	25th July, 2005	8	8
5	20th August, 2005	8	7
6	21st September, 2005	8	7
7	24th October, 2005	8	8
8	17th November, 2005	8	8
9	23rd December, 2005	8	6
10	16th January, 2006	8	7
11	10th February, 2006	8	8
12	11th February, 2006	8	8
13	11th February, 2006	8	8
14	13th February, 2006	8	8
15	13th February, 2006	8	8
16	14th February, 2006	8	8
17	14th February, 2006	8	8
18	6th March, 2006	8	8
19	6th March, 2006	8	8
20	6th March, 2006	8	8
21	7th March, 2006	8	8
22	7th March, 2006	8	8
23	7th March, 2006	8	8
24	7th March, 2006	8	8
25	13th March, 2006	8	8
26	13th March, 2006	8	8
27	15th March, 2006	8	8
28	15th March, 2006	8	8
29	16th March, 2006	8	8
30	16th March, 2006	8	8
31	23rd March, 2006	8	8
32	23rd March, 2006	8	8

Attendance at Corporate Management Committee Meetings during the financial year

Member / Invitee	No. of meetings attended
Y. C. Deveshwar	32
S. S. H. Rehman	30
A. Singh	32
K. Vaidyanath	32
K. S. Vaidyanathan	31
R. G. Jacob	31
A. Nayak	31
R. Srinivasan	32

DISCLOSURES

- Materially significant related party transactions which may have potential conflict with the interests of the Company at large:

  None; confirmation has been placed before the Audit Committee and the Board that all related party transactions during the year under reference were in the ordinary course of business and on arm's length basis.

- Details of non-compliances, penalties, strictures by Stock Exchanges / SEBI / Statutory Authorities on any matter related to capital markets during the last three years:

  None

- Pecuniary relationships or transactions with Non-Executive Directors:

  None

- Material non-listed subsidiary companies as defined in Clause 49 of the Listing Agreement with Stock Exchanges:

  None

MEANS OF COMMUNICATION

Timely disclosure of consistent, comparable, relevant and reliable information on corporate financial performance is at the core of good governance. Towards this end -

- The quarterly results of the Company were announced within a month of completion of the quarter. Audited annual results alongwith the results for the fourth quarter were announced within two months of the end of the financial year; such results were published, inter alia, in 'The Times of India' and 'Aajkal' from Kolkata, and on an all India basis in major newspapers. All these results, including the entire Report and Accounts, were posted on SEBI's Electronic Data Information Filing And Retrieval system (EDIFAR) website. As in the past, the Company will publish its quarterly, half-yearly and annual financial results in newspapers on an all India basis and will also post the same on SEBI's EDIFAR website.
- Information relating to shareholding pattern, compliance with corporate governance norms etc. is also posted on SEBI's EDIFAR website.
- The Company's corporate website www.itcportal.com provides comprehensive information on ITC's portfolio of businesses, its social responsibility activities and EHS performance. The website has entire sections dedicated to ITC's profile, history and evolution, its core values, corporate governance and leadership. Two exclusive sections on 'Shareholder Value' and 'Investor Relations' serve to inform and service Shareholders, allowing them to access information at their convenience. The entire Report and Accounts as well as quarterly and half-yearly financial results are available in downloadable formats under the section 'Shareholder Value' on the Company's website as a measure of added convenience to investors. The 'Newsroom' section includes all major press releases from the Company and relevant press clippings. Clarifications as and when provided to institutional investors and analysts, including presentations made to them, are also posted on the Company's website.
- The Report of the Directors, forming part of the Report and Accounts, includes all aspects of the Management Discussion and Analysis Report.

ITC CODE OF CONDUCT

The ITC Code of Conduct, as adopted by the Board of Directors, is applicable to all Directors, senior management and employees of the Company. This Code is derived from three interlinked fundamental principles, viz. good corporate governance, good corporate citizenship and exemplary personal conduct. The Code covers ITC's commitment to sustainable development, concern for occupational health, safety and environment, a gender friendly workplace, transparency and auditability, legal compliance, and the philosophy of leading by personal example. The Code is available on the Company's corporate website.

Declaration as required under Clause 49 of the Listing Agreement

All Directors and senior management of the Company have affirmed compliance with The ITC Code of Conduct for the financial year ended 31st March, 2006.

Y. C. Deveshwar
Kolkata, 26th May, 2006. Chairman

ITC CODE OF CONDUCT FOR PREVENTION OF INSIDER TRADING

ITC has a Code of Conduct for Prevention of Insider Trading ('ITC Code') in the shares and securities of the Company. The ITC Code, inter alia, prohibits purchase / sale of shares of the Company by employees while in possession of unpublished price sensitive information in relation to the Company. The ITC Code is available on the Company's corporate website.

NON - MANDATORY REQUIREMENTS UNDER CLAUSE 49 OF THE LISTING AGREEMENT

The status of compliance with the non-mandatory requirements of Clause 49 of the Listing Agreement is provided below:

1. **Non-Executive Chairman's Office:** The Chairman of the Company is the Executive Chairman and hence this provision is not applicable.
2. **Tenure of Independent Directors:** In terms of the Governance Policy of the Company, all Directors, including Independent Directors, are appointed / re-appointed for a period of three to five years or a shorter duration in accordance with retirement guidelines as determined by the Board from time to time. No maximum tenure for Independent Directors has been specifically determined by the Board.
3. **Remuneration Committee:** The Company has a Remuneration Committee under the nomenclature 'Compensation Committee', the details of which are provided in this Report under the section 'Committees of the Board - Remuneration Committee'.
4. **Shareholder Rights:** The quarterly, half-yearly and annual financial results of the Company are published in newspapers on an all India basis and are also posted on the Company's corporate website. Significant events are also posted on this website under the 'Newsroom' section. The complete Annual Report is sent to each and every Shareholder of the Company.
5. **Audit Qualifications:** It is always the Company's endeavour to present unqualified financial statements. There are no audit qualifications in the Company's financial statements for the year under reference.
6. **Training of Board members:** The Governance Policy casts on the Board of Directors the responsibility of strategic supervision of the Company. Towards this, the Governance Policy, inter alia, requires the Board to undertake periodic review of various matters including business-wise performance and related matters, risk management, borrowings, internal & external audit findings etc., as detailed in this Report under the section 'Board of Directors'. In order to enable the Non-Executive Directors to fulfil the Governance ordained role, comprehensive presentations are made on the working of the various businesses of the Company. Directors are fully briefed on all business related matters, risk assessment & minimisation procedures, and new initiatives proposed by the Company. Directors are also briefed on changes / developments in the domestic / global corporate and industry scenario including those pertaining to statutes / legislation and economic environment.
7. **Mechanism for evaluation of Non-Executive Directors:** The role of the Board of Directors is to provide direction and exercise control to ensure that the Company is managed in a manner that fulfils stakeholders' aspirations and societal expectations. The Board has so far evaluated Non-Executive Directors collectively to reinforce the principle of collective responsibility.
8. **Whistle-Blower Policy:** The Company encourages an open door policy where employees have access to the Head of the Business / Function. In terms of The ITC Code of Conduct, any instance of non-adherence to the Code / any other observed unethical behaviour is to be brought to the attention of the immediate reporting authority, who is required to report the same to the Head of Corporate Human Resources.

GENERAL SHAREHOLDER INFORMATION

Provided in the 'Shareholder Information' section of the Report and Accounts.

GOLDEN PEACOCK AWARD FOR EXCELLENCE IN CORPORATE GOVERNANCE

During the year, ITC won the coveted Golden Peacock Award for Excellence in Corporate Governance-2005, instituted by the Institute of Directors, New Delhi, in association with the World Council for Corporate Governance and Centre for Corporate Governance. The Award Jury, under the Chairmanship of Justice P. N. Bhagwati, former Chief Justice of India, adjudged ITC the winner in the 'Private Sector'.

COMPLIANCE CERTIFICATE OF THE AUDITORS

The Statutory Auditors' Certificate, as stipulated in Clause 49 of the Listing Agreement with Stock Exchanges, that the Company has complied with the conditions of Corporate Governance is annexed to the Report of the Directors & Management Discussion and Analysis.

This Certificate will be forwarded to the Stock Exchanges alongwith the Annual Report of the Company.

SHAREHOLDER INFORMATION

AGM Details

Date	Friday, 21st July, 2006
Venue	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046
Time	10.30 a.m.
Book Closure Dates	Wednesday, 12th July, 2006 to Friday, 21st July, 2006 (both days inclusive)
Dividend Payment Date	Monday, 24th July, 2006

Registrar & Share Transfer Agents

The in-house Investor Service Centre of the Company (ISC), accredited with ISO 9001:2000 certification for its investor servicing, provides share registration and other related services. The Company is registered with SEBI as Category II Share Transfer Agent.

Share and Debenture Transfer Committee

The Share and Debenture Transfer Committee of the Company generally meets every week for approving share transfers. The processing activities with respect to requests received for share transfers are generally completed within five working days from the date of receipt of request. There were no share transfers pending as on 31st March, 2006. The Committee met forty-seven times during the financial year.

The Committee comprises the following:

K. Vaidyanath, Executive Director - Chairman
B.B. Chatterjee, Company Secretary - Member
K.S. Suresh, Company Solicitor - Member

A. Bose, Assistant Secretary and Head of ISC, is the Secretary to the Committee and is also the Compliance Officer under SEBI (Registrars to an Issue and Share Transfer Agents) Regulations, 1993.

Shareholder / Investor Complaints

The Company attended to Shareholder / Investor complaints and other correspondence generally within a period of five working days except where constrained by disputes or legal impediments. There are some pending cases relating to disputes over title to Shares in which the Company has been made a party. These cases however are not material in nature.

The Company received 14 share related complaints during the financial year ended 31st March, 2006, which translate to 0.004% of the total number of Shareholders of the Company. The said complaints have been resolved.

Nature of Complaints	Nos.	%
Non-receipt of Dividend	6	42
Non-receipt of Share Certificates	3	22
Change of Address	1	7
Transmission of Shares	1	7
Others	3	22
Total	**14**	**100**

Dematerialisation of Shares and Liquidity

The Shares of the Company are required to be traded in the dematerialised form and are available for trading under both the Depository Systems in India – NSDL and CDSL. The International Securities Identification Number (ISIN) allotted to the Company's Shares under the Depository System is INE154A01025.

During the year, 11,96,045 Ordinary Shares of Rs.10/- each (equivalent to 1,19,60,450 Ordinary Shares of Re.1/- each, consequent upon Sub-division) and 1,36,18,055 Ordinary Shares of Re.1/- each, aggregating 2,55,78,505 Ordinary Shares of Re.1/- each, covered in 11,863 requests and constituting 0.68% of the issued and subscribed Share Capital of the Company, were dematerialised. As on 31st March, 2006, 2,38,93,07,220 Shares of the Company constituting 63.63% of the issued and subscribed Share Capital stand dematerialised. The processing activities with respect to requests received for dematerialisation are generally completed within one working day.

The Company's Shares are among the most liquid and actively traded shares on the Indian Stock Exchanges and consistently rank among the top frequently traded shares, both in terms of number of shares traded as well as in terms of value.

Distribution of Shareholding as on 31st March, 2006

No. of Shares Slab	No. of Shareholders				No. of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 5000	54,610	2,84,229	3,38,839	93.83	5,78,52,340	1.54	14,08,82,255	3.75	19,87,34,595	5.29
5001 - 10000	3,928	8,181	12,109	3.36	2,88,09,295	0.77	5,92,96,146	1.58	8,81,05,441	2.35
10001 - 20000	1,593	4,084	5,677	1.57	2,20,10,800	0.59	5,71,10,844	1.52	7,91,21,644	2.11
20001 - 30000	636	1,376	2,012	0.56	1,55,43,335	0.41	3,38,66,059	0.91	4,94,09,394	1.32
30001 - 40000	195	539	734	0.20	67,75,410	0.18	1,86,75,815	0.50	2,54,51,225	0.68
40001 - 50000	124	354	478	0.13	55,53,540	0.15	1,59,92,287	0.42	2,15,45,827	0.57
50001 - 100000	124	530	654	0.18	87,00,345	0.23	3,61,83,944	0.96	4,48,84,289	1.19
100001 and above	54	571	625	0.17	1,22,06,26,575	32.50	2,02,72,99,870	53.99	3,24,79,26,445	86.49
Total	61,264	2,99,864	3,61,128	100.00	1,36,58,71,640	36.37	2,38,93,07,220	63.63	3,75,51,78,860	100.00

Shares held in Physical and Dematerialised form as on 31st March, 2006


36.37%
0.73%
62.90%
Shares held in dematerialised form : NSDL
Shares held in dematerialised form : CDSL
Shares held in physical form

Categories of Shareholders as on 31st March, 2006

Category	No. of Shares held	%
Banks, Financial Institutions, Insurance Companies and Mutual Funds	1,35,91,45,869	36.19
Foreign Companies	1,20,86,86,701	32.19
Foreign Institutional Investors	53,84,43,002	14.34
Shares underlying Global Depository Receipts	6,87,00,497	1.83
NRIs / OCBs / Foreign Nationals	2,39,41,653	0.64
Public & Others	55,62,61,138	14.81
Total	3,75,51,78,860	100.00

Shareholding Pattern as on 31st March, 2006


Banks, Financial Institutions, Insurance Companies and Mutual Funds 36.19%
Foreign Companies 32.19%
Public & Others 14.81%
Foreign Institutional Investors 14.34%
Shares underlying Global Depository Receipts 1.83%
NRIs / OCBs / Foreign Nationals 0.64%
0 5 10 15 20 25 30 35 40

Top Ten Shareholders as on 31st March, 2006

Sl. No.	Name of the Shareholder	No. of Shares held	%
1.	Tobacco Manufacturers (India) Limited	99,27,82,440	26.44
2.	Unit Trust of India*	44,55,54,160	11.87
3.	Life Insurance Corporation of India*	44,08,83,480	11.74
4.	Myddleton Investment Co. Limited	16,21,03,980	4.32
5.	The New India Assurance Company Limited	9,77,56,835	2.60
6.	General Insurance Corporation of India*	7,43,32,465	1.98
7.	The Oriental Insurance Company Limited	7,39,05,780	1.97
8.	National Insurance Company Limited	6,89,55,110	1.84
9.	Citibank N.A. New York, NY ADR Department**	6,87,00,497	1.83
10.	Rothmans International Enterprises Limited	5,16,51,630	1.38

* Excludes Mutual Fund holdings.
** Shares underlying Global Depository Receipts.

Global Depository Receipts

Pursuant to the offer of Global Depository Receipts (GDRs) made by the Company in 1993, 6,87,00,497 GDRs*, representing 6,87,00,497 underlying Shares of the Company i.e. 1.83% of the issued and subscribed Share Capital, were outstanding as on 31st March, 2006.

The Company's GDRs are listed on the Luxembourg Stock Exchange (Code: 004660919), at Societe de la Bourse de Luxembourg, 11, av de la Porte - Neuve, L-2227 Luxembourg. The Listing Fee for the calendar year 2006 has been paid.

Listing of Shares on Stock Exchanges (with Stock Code)

Stock Exchange	Stock Code	Stock Exchange	Stock Code
National Stock Exchange of India Ltd. 'Exchange Plaza', Bandra-Kurla Complex Bandra (E) Mumbai 400 051 e-mail : ignse@nse.co.in website : www.nseindia.com	ITC	Bombay Stock Exchange Ltd. Phiroze Jeejeebhoy Towers Dalal Street Mumbai 400 001 e-mail : is@bseindia.com website : www.bseindia.com	500875
The Calcutta Stock Exchange Association Ltd. 7, Lyons Range Kolkata 700 001 e-mail : mop@cse-india.com website : www.cse-india.com	10000018		

Stock Exchange	Reuters Code	Bloomberg
National Stock Exchange of India Ltd.	ITC.NS	NITCL IN
Bombay Stock Exchange Ltd.	ITC.BO	ITC IN

The Listing Fee for the financial year 2006-07 has been paid to the Stock Exchanges.

Monthly High & Low quotes and Volume of Shares traded on National Stock Exchange (NSE), Bombay Stock Exchange (BSE) and Calcutta Stock Exchange (CSE)

Year & Month	NSE			BSE			CSE		
	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)	High (Rs.)	Low (Rs.)	Volume in 000's (Nos.)
2005 APRIL	98.27	88.14	9,76,02	98.00	88.14	2,49,41	Nil	Nil	Nil
MAY	107.65	90.15	13,40,00	107.67	92.80	4,34,91	Nil	Nil	Nil
JUNE	111.97	101.67	13,10,25	111.07	101.40	3,87,77	Nil	Nil	Nil
JULY	119.58	108.73	11,83,23	119.60	107.27	3,25,11	Nil	Nil	Nil
AUGUST	118.00	110.33	9,84,75	116.87	110.33	2,42,88	Nil	Nil	Nil
SEPTEMBER	148.50	114.68	18,94,12	148.70	114.74	5,45,97	Nil	Nil	Nil
OCTOBER	138.20	114.40	19,77,51	138.00	114.60	6,23,96	Nil	Nil	Nil
NOVEMBER	140.15	120.00	16,73,02	140.00	120.05	4,04,87	Nil	Nil	Nil
DECEMBER	146.00	132.50	15,18,74	146.10	132.55	3,95,51	143.50	136.50	6
2006 JANUARY	158.80	132.00	12,43,92	158.40	139.90	3,66,06	155.20	142.30	3
FEBRUARY	175.65	150.95	12,84,83	175.75	150.60	3,22,38	172.50	156.10	13
MARCH	204.50	169.10	16,01,59	200.00	169.20	3,94,64	193.15	172.80	1

Note : Share Price & Volume adjusted to reflect Sub-division & Issue of Bonus Shares in 2005-06.

* Increase consequent upon Sub-division & Issue of Bonus Shares in 2005-06.

ITC Share Price vis-à-vis S & P CNX Nifty


225
200
175
150
125
100
75
50
25
4500
4000
3500
3000
2500
2000
1500
1000
ITC Share Price (Rs.)
S & P CNX Nifty
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
ITC Share Price
S & P CNX Nifty

Notes : - Indicates monthly closing positions.
- Share Price adjusted to reflect Sub-division & Issue of Bonus Shares in 2005-06.

ITC Share Price & Volume traded on NSE


225
200
175
150
125
100
75
50
25
250000
225000
200000
175000
150000
125000
100000
75000
50000
25000
ITC Share Price (Rs.)
Volume Traded ('000 Shares)
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Highest
Lowest
Volume Traded

Notes : - Indicates monthly high & low price and monthly volume.
- Share Price & Volume adjusted to reflect Sub-division & Issue of Bonus Shares in 2005-06.

Dividend History (Last 10 Years)

Financial Year	Dividend (%)	Total Dividend (Rs. in Lakhs)
2005-06	265*	9,95,12*
2004-05	310	7,73,25
2003-04	200	4,95,36
2002-03	150	3,71,27
2001-02	135	3,34,14
2000-01	100	2,45,41
1999-00	75	1,84,06
1998-99	55	1,34,98
1997-98	45	1,10,44
1996-97	40	98,17

* On the expanded Share Capital arising out of Issue of Bonus Shares in the ratio of 1:2 during 2005-06; such dividend is subject to approval of the Members.

Financial Calendar

Financial Year 2006-07		
1	First Quarter Results	July 2006
2	Second Quarter and Half-Year Results	October 2006
3	Third Quarter Results	January 2007
4	Fourth Quarter and Annual Results	May 2007

Particulars of past three AGMs

AGM	Financial Year	Venue	Date	Time	Special Resolutions passed
94th	2004-05	Science City Main Auditorium JBS Haldane Avenue Kolkata 700 046	29/07/2005	10.30 a.m.	• Appointment of Auditors. • Stock Option limits for Non-Executive Directors. • Amendment of Articles of Association to reflect increase in the Authorised Share Capital.
93rd	2003-04		30/07/2004	10.30 a.m.	• Appointment of Auditors. • Modification of ITC Employee Stock Option Scheme.
92nd	2002-03		25/07/2003	10.30 a.m.	• Appointment of Auditors. • Payment of commission to Non-Executive Directors. • Delisting of Company's Shares from certain Stock Exchanges.

Postal Ballot

No special resolution requiring a postal ballot was proposed last year. No special resolution requiring a postal ballot is being proposed for the ensuing AGM.

Plant Locations

CIGARETTE FACTORIES

Bangalore

1) Meenakunte Village
Jalahobli
Bangalore (North Taluk)
Karnataka 562 157

Kolkata

2) 93/1, Karl Marx Sarani
Kolkata
West Bengal 700 043

Munger

3) Basdeopur P.O.
District Munger
Bihar 811 202

Saharanpur

4) Sardar Patel Marg
Saharanpur
Uttar Pradesh 247 001

HOTELS

Owned Hotels

Agra

1) WelcomHotel Mughal Sheraton
Taj Ganj
Agra 282 001

Bangalore

2) ITC Hotel Windsor
Sheraton & Towers
25, Golf Course Road
Bangalore 560 052

Chennai

3) Chola Sheraton
Cathedral Road
Chennai 600 086

Jaipur

4) WelcomHotel Rajputana
Palace Sheraton
Palace Road
Jaipur 302 006

Kolkata

5) ITC Hotel Sonar Bangla
Sheraton & Towers
1, JBS Haldane Avenue
Kolkata 700 046

Mumbai

6) ITC Hotel Grand Maratha
Sheraton & Towers
Sahar
Mumbai 400 099

7) ITC Hotel Grand Central
Sheraton & Towers
287, Dr. B. Ambedkar Road, Parel
Mumbai 400 012

New Delhi

8) ITC Hotel Maurya
Sheraton & Towers
Diplomatic Enclave
New Delhi 110 021

9) Marriott WelcomHotel
District Centre, Saket
New Delhi 110 017

Licenced Hotels

Kota

10) WelcomHeritage Umed
Bhawan Palace
Station Road
Kota 324 001

Port Blair

11) Fortune Resort Bay Island
Marine Hill
Port Blair 744 101

Vadodara

12) WelcomHotel Vadodara
R. C. Dutt Road, Alkapuri
Vadodara 390 005

Hotels under Operating Services

Aurangabad

13) WelcomHotel Rama International
R-3, Chikalthana
Aurangabad 431 210

Chennai

14) ITC Hotel Park
Sheraton & Towers
132, T. T. K. Road
Chennai 600 018

Hyderabad

15) ITC Hotel Kakatiya
Sheraton & Towers
6-3-1187, Begumpet
Hyderabad 500 016

Visakhapatnam

16) WelcomHotel Grand Bay
Beach Road
Visakhapatnam 530 002

GREEN LEAF THRESHING PLANTS

Anaparti

1) Anaparti
East Godavari District
Andhra Pradesh 533 342

Chirala

2) Chirala
Prakasam District
Andhra Pradesh 523 157

PACKAGING & PRINTING FACTORIES

Chennai

1) Tiruvottiyur
Chennai
Tamil Nadu 600 019

Munger

2) Basdeopur P.O.
District Munger
Bihar 811 202

PAPER & PAPERBOARD MILLS

Bollaram

1) Anrich Industrial Estate
Village Bollaram
Medak District
Andhra Pradesh 502 325

Sarapaka

2) Sarapaka Village
Khammam District
Andhra Pradesh 507 128

Thekkampatty

3) Thekkampatty Village
Vivekanandapuram Post
Mettupalayam Taluk
Coimbatore District
Tamil Nadu 641 113

Tribeni

4) P.O. Chandrahati
District Hooghly
West Bengal 712 504

CHOUPAL SAAGARS - RURAL SERVICES CENTRES

Amravathi

1) Survey No. 12/5, 12/6 & 12/7
Patwari Halka No. 48
Village Degaon
Paragana Nandgaon
Tehsil & District Amravathi
Maharashtra 444 601

Chandauli

2) Survey No. 61, 62 & 641
Muhabbatpur Village
Dhoos Paragana
Tehsil Chandauli
District Varanasi
Uttar Pradesh 232 104

Chindwara

3) Survey No. 16/1 to 7
Patwari Halka No. 7
Imaliyabohata
Chindwara
Madhya Pradesh 480 001

Hathras

4) Khasra No. 21
Srinagar (V), Sansi Tehsil
Mahamayanagar, Hathras
Uttar Pradesh 204 216

Mandsaur

5) Survey No. 30, 31, 32 & 33
Patwari Halka No. 1, Village Azizkhedi
Tehsil & District Mandsaur
Madhya Pradesh 458 001

Mhow

6) Village Gavil Palasia
Patwari Halka No. 20
Tehsil Ambedkar Nagar, Mhow
District Indore
Madhya Pradesh 453 441

Rafiqganj

7) Khasra No. 208 / 209
Village Rafiqganj
Tehsil & District Sehore
Madhya Pradesh 466 001

Vidisha

8) Village Bais (Dholkhed)
Patwari Halka No. 35
Tehsil & District Vidisha
Madhya Pradesh 464 001

Washim

9) Survey No. 104
Patwari Halka No. 10
Village Zakalwadi
Tehsil & District Washim
Maharashtra 444 505

Yavatmal

10) Bhumapan Kramank
Upvibhag 2 A, Village Parwa
Tehsil & District Yavatmal
Maharashtra 445 001

LIFESTYLE RETAILING

Design & Technology Centre

Gurgaon

86, Industrial Estate, Phase I
Udyog Vihar, Gurgaon
Haryana 122 016
✆ : 0124-4588200

Wills Lifestyle Stores

Ahmedabad

1) Shop No. 3, Time Square Building
C. G. Road, Navrangpura
Ahmedabad 380 006
✆ : 079-26402031

Aurangabad

2) Motiwala Trade Centre
Shop No. B-10 & B-11
Nirala Bazar
Aurangabad 431 001
✆ : 0240-2343259

Bangalore

3) 6, Brigade Road
Bangalore 560 001
✆ : 080-25582788

Bhubaneshwar

4) 794, Shaheed Nagar
Janpath
Bhubaneshwar 751 007
✆ : 0674-2544386

Chandigarh

5) SCO 14, Sector 17E
Chandigarh 160 017
✆ : 0172-2771169

Chennai

6) 19, Quaiser Tower
Khader Nawaz Khan Road
Nungambakkam
Chennai 600 034
✆ : 044-28332515

7) Shop No. 6, Chennai Citi Centre
10 & 11, Dr. Radhakrishna Salai
Chennai 600 004
✆ : 044-43536214

Coimbatore

8) Aishwarya Commercial Centre
196/13, T. V. Samy Road (West)
R. S. Puram
Coimbatore 641 002
✆ : 0422-2547872

Dehradun

9) 56, Rajpur Road
Dehradun 248 001
✆ : 0135-2743444

Ernakulam

10) 40/7182, M. G. Road
Ernakulam 682 035
✆ : 0484-3918800

Gurgaon

11) Shop No. 17, 18, 19 & 20
The Metropolitan
Mehrauli - Gurgaon Road
Gurgaon 122 002
✆ : 0124-4104444

Hyderabad

12) Shop No. G 4 & 5
G. S. Chambers
Nagarjuna Circle
Hyderabad 500 082
✆ : 040-55364700

Jaipur

13) Gulab Niwas, M. I. Road
Jaipur 302 001
✆ : 0141-2360684

Jammu

14) 5 & 6 Residency Road
Jammu 180 001
✆ : 0191-2573153

Kanpur

15) Rave 3, Parvati Bagla Road
Kanpur 208 002
✆ : 0512-2553827

Kolkata

16) 19B, Shakespeare Sarani
Kolkata 700 071
✆ : 033-22826103

17) C-008 & C-010, City Centre
Block - DC, Sector 1, Salt Lake
Kolkata 700 101
✆ : 033-23589137

Lucknow

18) 36, Jwala Sahoy Trivedi Building
Hazratganj
Lucknow 226 001
✆ : 0522-2230703

19) Shop No. 25, Sahara Ganj
Hazratganj, Shah Nazaf Road
Lucknow 226 001
✆ : 0522-4008401

Ludhiana

20) 85/4A, The Mall
Ludhiana 141 001
✆ : 0161-2441423

Mangalore

21) Shop No. 1 & 2
14-2-99/1, Ward No. 14
Balmatta Road
Mangalore 575 001
✆ : 0824-5251261

Mumbai

22) Shop No. 2, 3 & 32
Ruki Mahal Co-operative Housing
Society Ltd., Colaba
Mumbai 400 005
✆ : 022-22818261

23) 28, Pt. M. M. Malviya Road
Haji Ali
Mumbai 400 034
✆ : 022-66608936

24) Plot No. 386, Durga Chambers
Linking Road, Khar (West)
Mumbai 400 052
✆ : 022-26465503

25) F-8 & 9, Inorbit Mall
Malad Link Road, Malad (West)
Mumbai 400 064
✆ : 022-56430497

26) Unit No. 10, SSP Building
LBS Marg, Mulund (West)
Mumbai 400 080
✆ : 022-66490406

New Delhi

27) F-41, South Extension – I
New Delhi 110 049
✆ : 011-55438103

28) 10208, Padam Singh Road
Karol Bagh
New Delhi 110 005
✆ : 011-55438101

29) E-2, Connaught Place
New Delhi 110 001
✆ : 011-23417960

30) M-12, Greater Kailash – I
New Delhi 110 048
✆ : 011-55438104

31) Shop No. GF 10 & 11
TDI Mall, Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
✆ : 011-25105149

Noida

32) Shop No. M 14 a & M 15 a,b,c,d
Plot No. 331, Block E
Sector 27
G. B. Nagar
Noida 201 301
✆ : 0120-2546230

Panjim

33) 3293, M. G. Road
Panjim 403 001
✆ : 0832-5641222

Pune

34) 1204/22, Shivaji Nagar
Junglee Maharaj Road
Pune 411 004
✆ : 020-66019402

35) 11, Moledina Road
Pune 411 001
✆ : 020-26121222

Ranchi

36) GEL Church-Commercial Complex
Main Building, Main Road
Ranchi 834 001
✆ : 0651-2205909

Surat

37) UG-2, Manav Mandir
Athawa Lines
Parle Point Circle
Surat 395 007
✆ : 0261-2257283

Thiruvananthapuram

38) Shop No. 1, Pan African Plaza
M. G. Road
Thiruvananthapuram 695 001
✆ : 0471-2571279

Vadodara

39) Shop No. 42 - 44, Siddharth Complex
R. C. Dutt Road, Alkapuri
Vadodara 390 005
✆ : 0265-2325764

Visakhapatnam

40) Shop No. 1, Rednam Manor
Dwarka Nagar, Near Diamond Park
Visakhapatnam 530 016
✆ : 0891-2702881

Club Stores

Bangalore

41) Bangalore Golf Club

Gurgaon

42) Classic Golf Resort

Kolkata

43) Tollygunge Club

44) Royal Calcutta Golf Club

John Players Stores

Agra

45) Shop No. LG3, Suresh Mall
Raghunath Nagar, Civil Lines
M. G. Road
Agra 282 002
✆ : 0562-3940409

Ahmedabad

46) Shop No. 20 & 21
Siddhi Vinayak Complex
Shiv Ranjani Char Rasta
Satellite Road
Ahmedabad 380 015
✆ : 079-26764462

47) Shop No. 8 & 9, Ground Floor
Agarwal Avenue
C. G. Road
Ahmedabad 380 009
✆ : 079-26402762

Amritsar

48) 7 A, Lawrence Road
Amritsar 143 001
✆ : 0183-2402738

Bangalore

49) Shop No. 48, Commercial Street
Bangalore 560 001
✆ : 080-51185719

50) Shop No. G2, Sigma Arcade
Marthalli
Bangalore 500 037
✆ : 080-41264355

Bareilly

51) Shop No. F 11 & 12
Butler Plaza
Civil Lines
Bareilly 243 001
✆ : 0581-2577681

Bhatinda

52) Dhobi Bazar
Bhatinda 151 001
✆ : 0164-2235413

Bhilai

53) Plot No.1/10A
Opposite Bata Showroom
Akash Ganga, Supela
Bhilai 490 023
✆ : 0788-4015566

Bhilwara

54) Shop No. 4
Maharana Talkies Market
Bhilwara 311 001
✆ : 01482-237870

Bhopal

55) Shop No. 6, New Market
T. T. Nagar
Bhopal 462 003
✆ : 0755-2760397

Bikaner

56) Rani Bazar
(Near Income Tax Office)
Bikaner 334 001
✆ : 0151-2201233

Chandigarh

57) SCO 91, 92 & 93, Sector 34A
Chandigarh 160 036
✆ : 0172-4616462

58) SCO 23, Sector 20D
Chandigarh 160 020
✆ : 0172-5002917

59) SCO 812, Shivalik Enclave
NAC Manimajra
Chandigarh 160 101
✆ : 0172-5007624

Chennai

60) Shop No. 20, Kasi Arcade
116, Sir Thygaraya Road
T. Nagar
Chennai 600 017
✆ : 044-28150297

61) Shop No. 129A
Spencer Plaza Phase III
First Floor, 769, Anna Salai
Chennai 600 002
✆ : 044-52652449

62) Shop No. 145, AA Block
Third Avenue
Anna Nagar
Chennai 600 040
✆ : 044-42611257

63) Shop No. 63, 1st Main Road
Gandhi Nagar, Adyar
Chennai 600 020
✆ : 044-42035939

Cuttack

64) Shop No. 101, 102 & 103
Krishna Arcade, Dolmundai
Bajrakabati Road
Cuttack 753 001
✆ : 0671-2335497

65) Bada Pathar
Opposite PNB Bank
Buxi Bazaar
Cuttack 753 001
✆ : 0671-2624362

Ernakulam

66) Shop No. 40/8845, Penta Square
M. G. Road
Ernakulam 682 020
✆ : 0484-2369244

Faridabad

67) Shop No. F 6, First Floor
Ansal Crown Plaza, Sector 15-A
Faridabad 121 001
✆ : 0129-5014077

Ferozepur

68) Shop No. 88, Bazar No. 7
Neem Wala Chowk
Ferozepur Cant. 152 001
✆ : 01632-243247

Gangtok

69) Snod Complex
Deorali Market
Gangtok 737 101
✆ : 09832070707

Ghaziabad

70) Shop No. 55, Shipra Mall
First Floor, Plot No. 9
Vaibhav Khand, Indirapuram
Ghaziabad 201 012
✆ : 0120-3023085

71) Shop No. 21 & 22
Pacific Mall
Plot No. 1, Site IV
Sahibabad Industrial Area
Ghaziabad 201 010
✆ : 09891500142

Gurgaon

72) FF-33
MGF Metropolitan Mall
Gurgaon 122 002
✆ : 0124-4085706

Guwahati

73) House No. 127
Ground Floor
Ganeshguri Charali
R. G. Baruah Road
Guwahati 781 005
✆ : 0361-2595400

74) Municipal Holding No. 175
S. S. Road
Ward No. 20
Lakhtokia
Fancy Bazar
Guwahati 781 001
✆ : 0361-2732228

75) Holding No. 31 A
Ward No. 23 (old) / 33 (new)
Guwahati Municipal Corporation
Opposite T. C. Girls School
Gopinath Bordoli Road
Guwahati 781 003
✆ : 0361-2662657

Hoshiarpur

76) Near LIC Building
Mall Road
Hoshiarpur 146 001
✆ : 0188-2247043

Imphal

77) Paona Bazar
Imphal 795 001
✆ : 09436026674

Indore

78) S 40 & 41, Second Floor
Treasure Island Mall
11, Tukoganj, M. G. Road
Indore 452 001
✆ : 0731-4206613

Jaipur

79) 32/A, Ground Floor
City Plaza
Jhotwara Road
Bani Park
Jaipur 302 016
✆ : 0141-2281718

80) Shop No. 38
Near Tagore Circle
Vaishali Nagar
Jaipur 302 012
✆ : 0141-2313151

81) G 1 to 3, Anand Bhawan
348/1, Raja Park
Jaipur 302 004
✆ : 0141-2622569

82) G-36 & G-37
Crystal Court
Malviya Nagar
Jaipur 302 017
✆ : 0141-5109221

83) Shop No. G-3
C-18, Silver Square
Bhagwan Das Road
C-Scheme
Jaipur 302 017
✆ : 0141-5115567

Jalandhar

84) S. C. F. No. 5
New Jawahar Nagar Market
Jalandhar 144 001
✆ : 0181-5077380

85) S. C. F. No. 403
Lajpat Nagar Market
Jalandhar 144 001
✆ : 0181-5063523

Jammu

86) Shop No. 42
A-2, South Block, Bahu Plaza
Jammu 180 012
✆ : 0191-2473641

Jamshedpur

87) Shop No. 49, Main Road
Bistupur
Jamshedpur 831 001
✆ : 0657-2435752

Kanpur

88) 140, Naveen Market
Kanpur 208 001
✆ : 0512-3957241

89) Shop No. 21-22
First Floor, Mega Mall
Mall Road
Kanpur 208 001
✆ : 0512-3207855

Kolkata

90) Metro Cinema Building
Ground Floor
5, Jawaharlal Nehru Road
Kolkata 700 013
✆ : 033-22288035

91) 11, Shakespeare Sarani
Kolkata 700 071
✆ : 033-40035032

92) A-206, City Centre
Block – DC, Sector 1, Salt Lake
Kolkata 700 101
✆ : 033-40063028

93) Shop No. 14, First Floor
The Metropolis, 1925, Chak Garia
Kolkata 700 075
✆ : 033-24367039

Kurukshetra

94) SCO 47, Sector 17
Kurukshetra 136 118
✆ : 01744-309532

Lucknow

95) Shop No. 15 & 16
Aminabad Park
Lucknow 226 018
✆ : 0522-2624835

96) C 223/224, Upper Ground Floor
Sahara Plaza, CP-5
Patrakapuram
Vikas Khand, Gomti Nagar
Lucknow 226 010
✆ : 0522-3918678

Ludhiana

97) UGF, Lodi Complex
The Mall
Ludhiana 141 001
✆ : 0161-5069869

Meerut

98) Shop No. 2 & 3, Ground Floor
Abu Plaza, Abu Lane
Meerut 250 001
✆ : 0121-3091982

Mohali

99) S. C. F. No. 12
Phase - 11
Mohali 160 012
✆ : 0172-5096418

Mumbai

100) Gala No. 4, First Floor
Ajanta Industrial Estate
Off L. T. Road, Borivali (West)
Mumbai 400 092
✆ : 022-28656154

101) Shop No. 1 & 1A
705, Shyam Kunj
Linking Road, Khar (West)
Mumbai 400 052
✆ : 022-26499756, 26047480

Nagpur

102) Near Modi No. 3
Main Road
Sitabuldi
Nagpur 440 012
✆ : 0712-2552435

Nangal

103) SR-15, Main Market
Nangal Township
Nangal 140 124
✆ : 01887-223819

New Delhi

104) Ground Floor, I-21
Lajpat Nagar – II
New Delhi 110 024
✆ : 011-55628355

105) 47, Bunglow Road, Kamla Nagar
Delhi 110 005
✆ : 011-51530381

106) G-54, Laxmi Nagar, Vikas Marg
Delhi 110 092
✆ : 011-22542495

107) Shop No. 7/2, West Patel Nagar
New Delhi 110 008
✆ : 011-25889043

108) 1257-A, Rani Bagh
Delhi 110 034
✆ : 011-27022577

109) UG-05, TDI Mall
Plot No. 11
Shivaji Place, Rajouri Garden
New Delhi 110 027
✆ : 011-25160440

Noida

110) Shop No. 225, C–134 B
Shoprix Shopping Mall
Sector 61
Noida 201 301
✆ : 0120-2582143

111) Shop No. 16, 29, 30
IInd Floor
Centre Stage Mall
Sector 18
Noida 201 301
✆ : 0120-4351856

Panipat

112) Choura Bazar
Behind Gurudwara
Panipat 132 103
✆ : 0180-4005956

Panjim

113) Shop No. 23, 24
Trionora Apartments
Opposite Municipal Market
Panjim 403 001
✆ : 0832-3250616

Pathankot

114) Near Arya Boys School
Dalhousie Road
Pathankot 145 001
✆ : 0186-2233722

Patna

115) Shop No. 2
Rahman Complex
Boring Road
Patna 800 001
✆ : 09334310185

116) Shop No. 27, Block A
Ward No. 2
Circle No. 6
Holding No. 1742
Maurya Lok Complex
Patna 800 001
✆ : 0612-2233273

117) Maharaja Kameshwar Complex
Shop No. 6, Ground Floor
Fraser Road
Patna 800 001
✆ : 0612-2205227

Pondicherry

118) 119, Jawaharlal Nehru Street
Pondicherry 605 001
✆ : 0413-2349494

Pune

119) 295, Ma Road
Near Railway Station, Pimpri
Pune 411 017
✆ : 020-27413698

120) CTS No. 608
Brahma Chaitanya Complex
Sadashiv Peth
Laxmi Road
Pune 411 030
✆ : 020-24430905

Raipur
121) 23/141, Malviya Road
Main Road
Raipur 492 001
✆ : 0771-4025102

Rohtak
122) Opposite Jiwan Eye Hospital
Delhi Road
Model Town
Rohtak 124 001
✆ : 09254350050

Rudrapur
123) H.26, C. A. Gurudwara Road
Rudrapur
Kichha District
Uddham Singh Nagar 263 153
✆ : 05944-247760

Saharanpur
124) Near Civil Court
Court Road
Saharanpur 247 001
✆ : 0132-2722766

Sikar
125) Shop No. 1, 2, 3, 4 & 5
Ward No. 28
Opposite State Bank of India
Station Road
Sikar 332 001
✆ : 01572-271128

Sirsa
126) B2/307, Gali Purani Tehsil Wali
Sirsa 125 055
✆ : 01666-394112

Sonepat
127) 205-1, Model Town
Atlas Road
Sonepat 131 001
✆ : 0130-2216169

Sri Ganganagar
128) No. 14, Ravindra Path
Sri Ganganagar 335 001
✆ : 0154-2442715

Surat
129) Shop No. 9, Ground Floor
Ankur Shopping Complex
Adajan
Surat 395 009
✆ : 0261-2684477

130) Shop No. 3
Upper Ground Floor
Abhushan Complex
Ghod Dhod Road
Surat 395 007
✆ : 0261-2258773

Thane
131) Shop No. 5, Ground Floor
Aadeshwar Darshan Building
Ram Maruthi Road
Thane (West) 400 602
✆ : 022-25394773

132) Shop No. 6-8, Ish Krupa Building
Nehru Road, Bhaji Market
Dombivali (East)
District Thane 421 201
✆ : 0251-5616370

Thiruvalla
133) Ground Floor, Sky Arcade
(Near S. C. S. Junction)
Ward No. 28
Survey No. 199/10 & 199/11
Thiruvalla 689 101
✆ : 0469-2733733

Udaipur
134) 6, Durga Nursery Road
Near Sukhadia Samadhi
Girwa
Udaipur 313 001
✆ : 0294-2529925

Ujjain
135) 31/1, Shanku Marg
Tower Chowk
Freeganj
Ujjain 456 001
✆ : 0734-2514493

Vadodara
136) 10, Narmada Apartments
Navrang Cinema Road
Vadodara 390 001
✆ : 0265-3013334

137) Ground Floor – 1, Shrijal
Punit Nagar Society
Old Padra Road
Vadodara 390 015
✆ : 0265-2351252

138) Shop No. SB-6
Siddharth Complex
R. C. Dutt Road
Alkapuri
Vadodara 390 005
✆ : 0265-2300880

Visakhapatnam
139) Shop No. G I & II
Ground Floor
D Square
Daba Gardens
Visakhapatnam 530 020
✆ : 0891-2711666

SHAREHOLDER REFERENCER

Unclaimed Dividend

Unclaimed dividend for the years prior to and including the financial year 1997-98 has been transferred to the General Revenue Account of the Central Government / the Investor Education and Protection Fund established by the Central Government (IEPF), as applicable.

Shareholders who have not encashed their dividend warrants relating to financial year(s) up to and including 1993-94 may claim such dividend (transferred to the General Revenue Account) from the Registrar of Companies, West Bengal, Government of India, Nizam Palace, II MSO Building, 3rd Floor, 234/4 A.J.C. Bose Road, Kolkata 700 020, in the prescribed form. This form can be furnished by the Investor Service Centre of the Company (ISC) on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

The dividend for the undernoted years, if unclaimed for 7 years, will be transferred by the Company to IEPF in accordance with the schedule given below. Attention is drawn that the unclaimed dividend for the financial year 1998-99 will be due for transfer to IEPF later this year. Communication has been sent by the Company to the concerned Shareholders advising them to lodge their claims with respect to unclaimed dividend.

Once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof.

ITC Limited

Financial Year	Dividend Identification No.	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2006		Due for transfer to IEPF on
				(Rs.)	%	
1998-99	69th	30th July, 1999	1,34,97,81,972.00	89,90,925.00	0.67	17th September, 2006*
1999-00	70th	28th July, 2000	1,84,06,11,780.00	1,35,70,640.00	0.74	15th September, 2007
2000-01	71st	3rd August, 2001	2,45,41,49,040.00	2,15,78,422.00	0.88	9th September, 2008
2001-02	72nd	26th July, 2002	3,34,14,27,743.00	2,68,42,103.00	0.80	31st August, 2009
2002-03	73rd	25th July, 2003	3,71,26,78,290.00	2,52,45,315.00	0.68	30th August, 2010
2003-04	74th	30th July, 2004	4,95,35,77,020.00	3,55,83,640.00	0.72	4th September, 2011
2004-05	75th	29th July, 2005	7,73,24,56,356.00	5,50,72,775.00	0.71	3rd September, 2012

* It will not be possible to entertain claims received by ISC after 16th September, 2006.

Erstwhile ITC Hotels Limited

Financial Year	Date of Declaration of Dividend	Total Dividend (Rs.)	Unclaimed Dividend as on 31/03/2006		Due for transfer to IEPF on
			(Rs.)	%	
1998-99	24th September, 1999	4,53,24,738.00	3,61,966.00	0.80	12th November, 2006*
1999-00	25th August, 2000	3,02,16,492.00	3,26,837.00	1.08	10th October, 2007
2000-01	17th August, 2001	3,02,16,492.00	3,06,483.00	1.01	20th September, 2008
2003-04	14th July, 2004	6,04,32,984.00	7,07,406.00	1.17	18th August, 2011

* It will not be possible to entertain claims received by ISC after 11th November, 2006.

Bank Details

Shareholders holding Shares in the physical form are requested to notify / send the following to ISC to facilitate better servicing:-

i) any change in their address / mandate / bank details, and

ii) particulars of the bank account in which they wish their dividend to be credited, in case the same have not been furnished earlier.

Shareholders are advised that respective bank details and addresses as furnished by them or by NSDL / CDSL to the Company, for Shares held in the physical form and in the dematerialised form respectively, will be printed on dividend warrants as a measure of protection against fraudulent encashment.

In the event Shareholders wish to receive dividend in a bank account other than the one specified by them while opening their Depository Account, they may advise the same to their Depository Participants (DPs) furnishing complete details of such bank account including the MICR code.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend, provides the facility of ECS to Shareholders at the following cities:

Ahmedabad, Bangalore, Bhopal, Bhubaneshwar, Chandigarh, Chennai, Coimbatore, Delhi, Guwahati, Hyderabad, Jaipur, Kanpur, Kolkata, Lucknow, Mumbai, Nagpur, Panaji, Patna, Pune, Surat, Thiruvananthapuram, Vadodara and Visakhapatnam.

Shareholders holding Shares in the physical form, who wish to avail the ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier. The ECS mandate form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Nomination Facility

Shareholders who hold Shares in the physical form and wish to make / change nomination in respect of their shareholding in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to ISC the prescribed Form 2B. This Form can be furnished by ISC on request or can be downloaded from the Company's corporate website www.itcportal.com under the section 'Investor Relations'.

Depository Services

Shareholders may write to the respective Depository or to ISC for guidance on depository services.

Address for Correspondence with Depository

National Securities Depository Limited
Trade World, 4th & 5th floors
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
Mumbai 400 013

Telephone no. : 022-2499 4200
Facsimile nos. : 022-2497 2993/2497 6351
e-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 16th & 17th floors
Dalal Street
Mumbai 400 023

Telephone no. : 022-2272 3333
Facsimile nos. : 022-2272 3199/2272 2072
e-mail : investors@cdslindia.com
website : www.cdslindia.com

Address for Correspondence with ISC

Investor Service Centre
ITC Limited
37 Jawaharlal Nehru Road
Kolkata 700 071
India

Telephone nos. : 033-2288 6426
033-2288 0034

Facsimile no. : 033-2288 2358
e-mail : isc@itc.in
website : www.itcportal.com

Shareholders holding Shares in the dematerialised form should address their correspondence to their respective DPs, other than for dividend, which should be addressed to ISC.

In all correspondence with ISC, to facilitate prompt response, account numbers / DP ID & Client ID numbers are required to be furnished. Shareholders are requested to also provide their e-mail address and telephone / fax numbers.

Your Directors submit their Report for the financial year ended 31st March, 2006.

SOCIO-ECONOMIC ENVIRONMENT

For the third year in succession, year end estimates of GDP growth have exceeded initial expectations. Advance estimates of the Central Statistical Organisation indicate real GDP growth of 8.1% for 2005-06, with all three sectors of the economy contributing positively to such growth. Despite initial setbacks and erratic spatial distribution of monsoons, Agriculture is expected to post a growth of 2.4% - marking the third successive year of positive growth. Industrial growth is estimated at 9%, led by Manufacturing which grew at 9.4% and offset the degrowth in the Mining sector. Double digit growth in capital and consumer goods made for the smart upturn in Manufacturing. Services posted a robust growth of 9.8%, maintaining the momentum of the previous year.

Exports of goods crossed the USD 100 billion mark. However, the robust export performance could not contain the trade deficit, which grew by 50% over 2004-05 to USD 39.6 billion. The growing trade deficit highlights the impact of soaring oil prices, although buoyant service exports helped ameliorate the impact on the current account. The strong overall economic performance has been achieved in a climate of benign inflation, aided in good measure by the policy directive to hold back the pass through of high oil prices to consumers.

Strengthening macroeconomic fundamentals and near 8% growth in recent years have now prompted the Prime Minister to raise the bar by targeting double digit GDP growth during the 11th Plan period. The prevailing record level of business confidence and the substantial size of the resultant investment intent support such growth aspirations. High levels of economic growth are essential to realise the oft quoted demographic dividend through the creation of employment opportunities for the 9 to 10 million people expected to enter the job market annually, the majority of whom would be from rural India.

In this era of growth and globalisation, new challenges have emerged – threats to global security, unabated increase in oil prices, new viruses that endanger populations and the ever-intensifying strain on scarce natural resources. Within India, the challenges of inclusive growth, national competitiveness and environmental sustainability remain to be fully and seriously addressed. The declining rate of growth of agriculture has led to the present situation where nearly 60% of India's population shares barely 20% of its output. Over 75% of those below the poverty line reside in rural India. Poverty manifests itself not only as material impoverishment but also in the lack of real opportunities for the poor to emerge from such a condition. Such fundamental deprivations of freedom suffered by individuals who are casualties of high morbidity and illiteracy affects their economic performance as well as their ability to seize opportunities offered by expanding markets. Growth agendas can become sustainable only if they include in their wake strategies to enhance ecological and social capital, thereby translating to development.

An integrated approach to Agriculture and Manufacturing is required to enhance the competitiveness of the entire value chain. Industrial growth based on value addition to agriculture can create employment multipliers and enhance rural incomes - which in turn will provide a growing demand base for a variety of industrial goods and services. The competitiveness of Indian industry needs to be further enhanced through urgent, large-scale investment towards upgradation of physical and social infrastructure. The challenge of securing rapid and inclusive growth is rendered more onerous as such growth needs to be realised without further endangering the fragile balance of natural capital comprising air, water, soil and biodiversity resources.

Contextual policies for sustainable growth need to be crafted in a manner that: (a) leverages resource advantages efficiently (b) creates a climate for investment to become productive and (c) engenders world-class competitive capability, particularly in those areas of economic activity which can unleash large employment multipliers. Such a strategic approach can then provide the competitive platform to proactively seek complementarities with global markets, thus leveraging cross-border trade also as an additional powerful tool of sustainable development.

A comprehensive growth strategy for rural India, including the agricultural sector, is necessary to address the serious issues relating to sustainability and to enlarge effective domestic demand. Empowerment of the rural population has therefore assumed centrality in policy focus. Amongst others, the 'Bharat Nirman' agenda can contribute crucially to economic capacity creation at the grassroots by providing effective last mile connectivity. The focus on physical outcomes, rather than just on financial outlays, will increase the effectiveness of delivery and create the right sentiment for enlarged participation of private entrepreneurship in the economic advancement of rural India. Thus, an enduring basis can be created for public-private partnership to spur investments for growth.

In line with this rationale, your Company is engaged in enlarging its contribution across all the three dimensions – economic, ecological and social – through investments in all its businesses and across the value chains, where feasible. Your Company believes that it has earned the right to make an enlarged contribution on the basis of its ability to create superior economic value. Highlights of your Company's progress in pursuit of the 'triple bottom line' objectives are discussed in the sections that follow.

COMPANY PERFORMANCE

Your Company posted yet another year of impressive results testifying to the robustness of the corporate strategy of creating multiple drivers of growth. The performance is even more satisfying when viewed in the light of the challenging business environment of the cigarette industry, incubation costs of new FMCG businesses and the rural marketing initiatives and gestation costs of investments in the paperboards business.

Gross Turnover for the year 2005-06 grew by 21.5% to Rs.16224 crores, driven by good topline growth across all businesses of your Company. Pre-tax profit (before exceptional items) increased by 22.3% to Rs.3269 crores, while post-tax profit (before exceptional items) at Rs.2280 crores registered a growth of 24.1%. The financials for the year include Rs.45 crores (post-tax) towards once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on cigarettes manufactured in the North Eastern States during the year 2000 (last year's exceptional items represent net income amounting to Rs.354 crores (post-tax), most of which relate to past litigation). Inclusive of this exceptional item, your Company's Profit After Tax stands at Rs.2235 crores. Earnings Per Share (before exceptional items) for the year stands at Rs.6.08. Cash flows from Operations were Rs.2997 crores during the year. The ITC scrip gained 118% during the year outperforming the benchmark BSE Sensex by 44 percentage points.

In order to strike a balance between the need to sustain strategic investments for a secure future and the annual expectation of shareholders for growing income, your Directors are pleased to recommend a dividend of Rs.2.65 per Ordinary Share of Re.1/- each {previous year (adjusted for stock split and bonus issue): Rs.2.07 per share} for the year ended 31st March, 2006. The cash outflow in this regard will be Rs.1134.68 crores (previous year Rs.881.70 crores) including Dividend Tax of Rs.139.56 crores (previous year Rs.108.45 crores). Your Board further recommends a transfer to General Reserve of Rs.1150 crores (previous year Rs.1100 crores). Consequently, your Board recommends leaving an unappropriated balance in the Profit and Loss Account of Rs.562.06 crores (previous year Rs.611.41 crores).

PROFITS, DIVIDENDS AND RETENTION

(Rs. in crores)

	2006	2005
a) Profit Before Tax and Exceptional Items	**3269.19**	2673.07
b) Income Tax	**988.82**	836.00
c) Profit After Taxation Before Exceptional Items	**2280.37**	1837.07
d) Exceptional Items (net of tax)	**(45.02)**	354.33
e) Profit After Taxation	**2235.35**	2191.40
f) Add : Profit brought forward from previous year	**611.41**	387.84
g) Transfer from Hotel Foreign Exchange Earnings Reserve	—	15.14
h) Surplus available for Appropriation	**2846.76**	2594.38

(Rs. in crores)

	2006	2005
i) Transfer to General Reserve	**1150.00**	1100.00
j) Proposed dividend for the financial year at the rate of Rs.2.65 per Ordinary Share of Re.1/- each {previous year (adjusted for stock split and bonus issue): Rs.2.07 per Share}	**995.12**	773.25
Income Tax on proposed dividend {2006 - including Rs.0.02 crore for earlier years (2005 - Rs.1.27 crores for earlier years)}	**139.58**	109.72
k) Retained profit carried forward to the following year	**562.06**	611.41
	2846.76	2594.38

FOREIGN EXCHANGE EARNINGS

Your Company continues to view foreign exchange earnings as a key priority. All businesses in the ITC portfolio are mandated to engage with overseas markets in a bid to test competitiveness and seek growth opportunities. The ITC Group's contribution to foreign exchange earnings over the last ten years amounted to nearly USD 2.5 billion, of which agri exports constituted 65%. Earnings from agri exports is an indicator of your Company's contribution to the rural economy through effectively linking small farmers with international markets.

During the financial year 2005-06, your Company, its subsidiaries and the ITC-Welcomgroup hotel chain together earned Rs.1941 crores in foreign exchange. Direct foreign exchange earned by your Company amounted to Rs.1794 crores. Your Company's expenditure in foreign currency amounted to Rs.679 crores, comprising purchase of raw materials, spares and other expenses at Rs.539 crores, and import of capital goods at Rs.140 crores.

Details of foreign exchange earnings and outgo are provided in Schedule 19 to the Accounts.

BUSINESS SEGMENTS

A. FAST MOVING CONSUMER GOODS (FMCG)

FMCG – Cigarettes

Your Company continues to maintain its leadership position in the industry by delivering superior value to consumers through world-class products. In line with this strategy, several initiatives were launched during the year. These include national roll out of the Wave pack format, modern format packaging in all segments and design enhancement of leading brands based on state-of-the-art technology. Key interventions on the manufacturing front include investment in new tobacco processing systems, induction of high speed-high quality makers and packers and introduction of automatic filter feed systems – a first in the sub-continent.

Your Company's value addition led strategy yielded an impressive performance during the year under review. Aided by volume growth, value share improved, both in overall terms as well as in the new and emerging segments. Exports grew by more than 20%.

Your Company's pursuit of international standards of environmental health and safety (EHS) has resulted in 100% solid waste recycling at the Kidderpore and Saharanpur cigarette factories. Bangalore and Munger factories, currently at 99%, are expected to attain 100% recycling next year. The excellence in EHS practices has been acknowledged through various awards conferred by independent bodies. It is a matter of deep satisfaction that during the year under review all four factories won The Greentech Safety Award, The Greentech Environment Excellence Award, Five Star Health & Safety Rating and the 'Sword of Honour' from the British Safety Council and the RoSPA Gold Award from the Royal Society for Prevention of Accidents. In addition, the Bangalore factory won the "Best Industry for Safe Work Practice (Large Scale)" award from the Government of Karnataka, while the Munger factory won the CII Energy Conservation Award, the First prize for Excellence in Pollution Control Management from Bihar State Pollution Control Board as well as the Behavioural Safety Best Practice Award from RoSPA and Ryder Marsh (Safety) UK Ltd.

The full import of your Company's performance in the cigarette business is better appreciated when viewed in the context of the stringent regulatory and taxation framework to which cigarettes are subject and the challenges inherent in the uniqueness of the tobacco industry in India. While globally, tobacco is synonymous with cigarettes, tobacco consumption in India comprises cigarettes, chewing tobacco, bidis, gutkha, zarda, snuff, etc. As highlighted in the past, cigarettes constitute a mere 14% of the total tobacco consumption in India with chewing tobacco and bidis accounting for the bulk. The per capita consumption of cigarettes in India is amongst the lowest in the world and is significantly lower even in comparison with neighbouring countries like Pakistan and Nepal. Another unique feature of the Indian industry is the high incidence (appx. 61%) of 'dual usage' i.e. consumers using cigarettes as well as other tobacco products.

Despite comprising such a low share of tobacco consumption, cigarettes contribute 90% (appx. Rs.8000 crores) of the total Central and State tax revenues generated from the tobacco sector. This is on account of the fact that, on a per kg of tobacco basis, cigarettes are taxed 34 times higher than other tobacco products. This heavy burden of tax has led to a progressive shift from the cigarette form of tobacco consumption to other tobacco products resulting in a loss of opportunity to the Exchequer to maximise revenue from the tobacco sector. As cigarettes become more and more expensive due to increasing levels of taxation, tobacco consumption migrates to cheaper and revenue inefficient products. Since the incidence of tax on other tobacco products like bidis, gutkha and chewing tobacco is much lower than that on cigarettes and since these are manufactured pre-dominantly in the unorganised sector, revenue collection from these products remains comparatively insignificant due to leakages and inefficiencies. Fiscal legislation, over time, has thus led to the unintended consequence of sub-optimisation of economic value per unit of tobacco consumption.

Apart from a highly punitive and discriminatory taxation regime in comparison with manufacturers of other tobacco products, cigarette manufacturers, by virtue of their being in the organised sector, are also subjected to the full force of tobacco control legislation. On the other hand, manufacturers of other tobacco products invariably escape the impact of legislation since they primarily operate in the unorganised sector which remains largely unregulated. While your Company welcomes fair and pragmatic laws on tobacco control and ensures compliance with these in letter and spirit, it is engaged in drawing the attention of policymakers and legislators to the inequitable situation arising out of tobacco control legislation being enforced, in effect, only on the cigarette industry.

It is well established that sustainable tax buoyancy can be realised only by expanding the tax base. This principle stands reinforced by the experience of China where, despite their per capita incomes being twice as much as India's, rates of taxes on cigarettes are much lower than those in India, resulting in the tobacco sector generating as much as ten times the revenue collection from the Indian cigarette industry. Unfortunately, the focus of tobacco taxation in India has hitherto been on cigarettes only. The inevitable consequence of this has been sub-optimal revenue generation from tobacco. While this approach may be appropriate for countries where tobacco consumption is almost entirely in the form of cigarettes, policymakers need to cognise for the diverse tobacco consumption pattern in India. India needs tax policies that serve to widen the tax base through moderation in rates. Such a policy will arrest the flow of consumption to revenue inefficient tobacco products and maximise the revenue potential from the tobacco sector as a whole. Unfortunately, this has not yet happened. Bidis, chewing tobacco and the like continue to enjoy a 'special' status in so far as taxation is concerned. While bidis were excluded from the tax rate increase in 2005, cigarettes were again singled out for levy of an increase in excise duties in the Union Budget of 2006. The need of the hour is to reduce the difference in the effective tax rates across classes of tobacco products in a manner that maximises contribution to the Exchequer from the tobacco sector, even in a shrinking basket of overall tobacco consumption.

As reported in earlier years, high taxes on domestic cigarettes continue to fuel contraband trade. The phenomenon, which started with premium international brands, has spread to the mid and low price segments as well, leading to a loss of nearly Rs.2000 crores to the National

Exchequer in the form of evaded taxes and foreign exchange. The high domestic tax rates in India provide huge arbitrage opportunities for illegal trade whereby contraband enjoys a grossly unfair advantage in both the originating and the destination economies through evasion of taxes. This is compounded by the liberal import of international brands into India at prices which are significantly lower than those prevailing for the same brands in duty free trade. Apart from the consequential loss of customs revenues, imports of foreign cigarette brands by some players compounds the menace of contraband by providing a legal cover to unscrupulous traders to pass off much larger quantities of smuggled cigarettes as legitimate imports. Further, while domestic cigarette manufacturers are required to stop advertising their products in compliance with the Cigarettes and Other Tobacco Products (Prohibition of Advertisement and Regulation of Trade and Commerce, Production, Supply and Distribution) Act, 2003 (COTPA), international brands - which constitute the bulk of contraband trade in India - continue to derive the benefits of advertising through international publications and satellite television channels telecasting international events such as Formula 1 racing. Your Company believes that in addition to stricter enforcement, the other effective ways to combat contraband are to (i) prohibit duty free sales, (ii) disallow cigarettes in personal baggage, (iii) closely regulate import of cigarettes by shifting it from OGL to 'restricted' items and impose 'specific' rates of customs duty to stem under-valuation, and (iv) put in place legislation that addresses tobacco related issues holistically and equitably.

The high and discriminatory taxes on domestic cigarettes that drive tobacco consumption to cheaper revenue inefficient products and the growing contraband trade, which does not use Indian cigarette tobaccos, have served to depress the demand for domestic Flue Cured Virginia tobaccos. This assumes critical significance in the context of studies conducted by the Central Tobacco Research Institute clearly establishing that no other alternative crop has the potential to provide comparable incomes to farmers. Moderation in tax rates on cigarettes will lead to an increase in demand for high quality cigarette tobaccos. Such a demand stimulation has the potential to spur Agri R&D investments in this sector which in turn would boost the export potential of Indian tobaccos resulting in a favourable multiplier effect on more than 36 million farmers, farm labour, tribals and marginal traders who depend on tobacco for their livelihood.

Moderation in tax rates, widening of the tobacco tax base, creation of an equitable regulatory framework and a severe crackdown on contraband are imperative measures to secure full dividends from the tobacco value chain. Your Company continues to engage with policymakers in this regard, making recommendations to enable maximisation of value from this economically vital crop.

A key concern facing the cigarette industry in India is the growing incidence of ad-valorem taxes (at the State and local level) on cigarettes. It is well established that for highly taxed products like cigarettes, a single-point specific duty structure is preferable to multi-point, ad-valorem levies. Expert Committees on taxation have, for more than a decade, repeatedly and consistently recommended exclusion of cigarettes from ad-valorem levies. In fact, the introduction of specific levy of Central Excise on cigarettes in 1987 put to rest the plethora of valuation related litigation that had become a regular feature of this industry till then. The specific duty structure has ensured litigation-free, buoyant revenue growth from cigarettes, while simultaneously enabling superior value-added offerings to the Indian consumer.

The advantages of the uniform, single point, specific Central Excise levy have, however, been undermined to a large extent by the growing number of ad-valorem levies on cigarettes at the State and local levels like Entry Tax, Octroi, Toll Tax, etc. Such levies are against the spirit of the Centre-State Agreement on central taxation of tobacco products. Ideally, highly taxed products like cigarettes should bear uniform and specific rates of tax, collected centrally, across the country. However, this will be rendered impossible if States go ahead with the proposal of levying VAT on cigarettes. VAT by definition is not a specific tax and its imposition on cigarettes will go against all expert opinion and current best practice.

As mentioned in last year's Report, the Honourable Supreme Court declared the various State luxury tax levies on cigarettes and other goods as unconstitutional. The Court further directed that if any party, after obtaining a stay order from the

Court, had collected any amount towards luxury tax from its customers/consumers, such amounts should be paid to the respective State governments. Since your Company had not charged or collected any amounts towards luxury tax during the relevant period, there is no liability on the Company in this regard. However, the State of Andhra Pradesh has recently filed a contempt petition in the Supreme Court claiming a sum of about Rs.323.25 crores towards luxury tax, and a further sum of about Rs.261.97 crores towards interest, on the allegation that your Company had charged and collected luxury tax from its customers, but in view of a stay order passed by the Court on 1st April, 1999, did not pay the tax to the Government. The State's contention is baseless, contrary to facts and is also contrary to the assessment orders passed by the State luxury tax authorities consistently holding that the Company, right from 1st March, 1997, did not charge or collect any amount towards luxury tax from its customers. Accordingly, the State's petition is being contested.

Your Company continues to strengthen its FMCG Sales and Distribution network, especially its deeper penetration into rural areas. Significant strategic initiatives are in place to capitalise on the opportunities presented by the changing retail scenario in the country and the increasing sophistication of Indian consumers.

Your Company's cigarette business faces the future with confidence, riding on the robustness of its strategies. However, the menace of contraband trade and the inequitable taxation and regulatory environment for cigarettes are matters of deep concern. As mentioned earlier, efforts are being made to counter contraband through a range of superior offerings, while simultaneously engaging with policymakers to moderate the impact of the taxation and regulatory framework to achieve a level playing field for all legitimate tobacco products.

FMCG – Others

Your Company remains bullish on the prospects of the FMCG sector. As discussed in detail in last year's Report of the Directors, demand for FMCG products would be driven by rising disposable incomes in the wake of robust growth in the Indian economy; the favourable demographic profile of the country; the relatively low levels of per capita consumption and penetration of these products even as compared to other South Asian countries; improving literacy levels, growing urbanisation trends and the increasing population of working women. Your Company is uniquely positioned to tap the emerging opportunities of this sector by synergising and blending the diverse pool of competencies residing in its various businesses.

During the year under review, your Company continued to make rapid progress in scaling up the newer FMCG businesses comprising Branded Packaged Foods, Lifestyle Retailing, Greeting, Gifting & Stationery and Safety Matches & Incense Sticks (Agarbattis).

The depth and width of your Company's trade marketing and distribution network stood further enhanced during the year with the addition of a large number of products and SKUs, greater penetration into groceries and modern format stores and further strengthening of the stationery channel. The rural distribution initiative was also scaled up significantly during the year leveraging your Company's e-Choupal network.

The Segment Report set out in Schedule 20 to the Accounts reflects the rapid scaling up of operations. Segment Revenues grew by nearly 80% over 2004-05 to cross the Rs.1000 crore mark during the year. A snapshot of the sequential growth in the Segment Revenues is as illustrated below:


Sequential Topline Growth – FMCG 'Others'
Rs. Crores
320
240
160
80
0
174
200
247
261
306
Q4 04/05
Q1 05/06
Q2 05/06
Q3 05/06
Q4 05/06

Segment Results reflect the gestation costs of these businesses largely comprising costs associated with brand building, product development and infrastructure creation. Highlights of progress in each category are set out below.

Branded Packaged Foods

Your Company's Branded Packaged Foods business continued to expand rapidly with sales recording an impressive growth of 87% over the previous year. Product portfolio was further augmented during the year with the launch of a number of differentiated and innovative products leveraging the in-house capability of the ITC R&D Centre at Bangalore. The range now comprises more than 100 distinct food products under 5 brands. Your Company's unwavering commitment to internationally benchmarked quality standards enabled it to further enhance the market standing of all its brands.

The Biscuits category was rapidly scaled up during the year with sales doubling over previous year's levels. The 'Sunfeast' range was further expanded with the launch of Cookies ('Sunfeast Golden Bakes') in 3 exciting variants and Sweet & Salt Crackers ('Sunfeast Snacky') in 2 unique variants. These products have met with excellent consumer response and continue to gain consumer franchise. 'Sunfeast Dark Fantasy', a dark chocolate and vanilla cream offering, was extended to select markets during the year. It has redefined the premium segment and further strengthened your Company's quality reputation. These product launches/extensions, along with the strong growth trend in the sales of other value added products in the Creams and Marie segment, enriched the portfolio and improved realisations. During the year, the outsourced and distributed manufacturing capacities were geared up to support the increase in scale of operations. The business is in the process of establishing its own production facilities across the country, including in tax-exempt zones, with a view to servicing proximal markets in an efficient and cost-effective manner.

The year also saw the roll out to target markets of 'Sunfeast Pasta Treat', a semolina based non-fried product. This healthy snacking option is available in 4 exciting flavours and has met with encouraging response from consumers. Your Company has signed up superstar Shah Rukh Khan as the brand ambassador for 'Sunfeast'. This association is expected to yield significant value addition by reinforcing the brand attributes and reiterating the 'spread the smile' positioning.

In the Staples category, 'Aashirvaad Atta' continued to gain increasing consumer franchise, further consolidating its position as the clear leader amongst national branded players with market share touching 45%. 'Aashirvaad Select', your Company's premium atta offering, was extended to target markets during the year. Plans are on the anvil to launch value added variants to augment product range. The year also marked the entry into the branded spices market under the 'Aashirvaad' brand, leveraging the brand's strong association with superior quality and consistency.

In the Confectionery category, your Company's brands - 'Candyman' and 'Mint-o' - posted strong growth with sales growing by nearly 70% over the previous year. Product portfolio was bolstered during the year with the launch of 'Mint-o *masti blue*' in a refreshingly new pack design and product formulation and 'Cofitino' in the hitherto unrepresented Toffees segment. These products have met with encouraging response from consumers.

In the Ready-to-Eat segment, product portfolio was expanded with the introduction of number of variants in the packaged desserts and conserves & chutneys segment under the 'Kitchens of India' (KOI) banner. Several new variants were also launched during the year to augment the 'popular' range of 'Aashirvaad ReadyMeals'.

The year also marked the business' foray into the Instant Mixes markets under the 'Aashirvaad' brand. The 'Aashirvaad Instant Mixes' range currently comprises 5 products, which are being extended to the target markets.

The 'Kitchens of India' brand has become synonymous with the finest packaged Indian food. Its gourmet offerings are critically acclaimed by consumers for their authentic recipes, excellent taste and high quality. The KOI range is also exported to the USA, Canada, UK, Switzerland and Australia, where the products have been well accepted by consumers. The business plans to scale up exports in the ensuing years.

Your Company plans to rapidly scale up the Branded Packaged Foods business drawing upon the agri-sourcing strength of the e-Choupals, cuisine expertise, product development capabilities and branding, trade marketing & distribution competencies to establish itself as the 'most trusted provider of food products in the Indian market'.

Lifestyle Retailing

Your Company's Lifestyle Retailing business made good progress during the year in both premium and popular segments of the branded apparel market. Impressive gains were made in store productivity, sell through rates, average realisations and supply chain efficiencies. The business also commenced exports of garments leveraging the market opportunity arising post dismantling of the quota regime.

During the year, your Company's portfolio of products in the premium segment comprising the 'Classic' range of formal wear, 'Wills Sport' relaxed wear and 'Wills Clublife' evening wear expanded its consumer franchise significantly. Product availability was further enhanced through the expansion of the 'Wills Lifestyle' chain of exclusive stores in high potential catchment malls. The brand is now available in over 150 locations through 'exclusive brand outlets' (EBOs) and 'shop-in-shops'. A strong customer privileges programme, combined with emphasis on superior visual merchandising and in-store services helped raise the quality of consumer experience, leading to a substantial increase in consumer loyalty.

Product portfolio was augmented during the year with the introduction of new offerings such as suits and jackets, leather and other accessories. The 'Wills Lifestyle' range was further supplemented during the year with the launch of 'Essenza Di Wills', an exclusive line of prestige fragrance products, at select 'Wills Lifestyle' stores. The 16-SKU range for men and women, designed to complement the 'Wills Lifestyle' offerings, currently comprises perfumes, deodorants, body lotions, bathing bars, nourishing creams, shampoos, etc. These products have met with encouraging response from discerning consumers.

The year also marked the launch of the 'Wills Lifestyle India Fashion Week' (WIFW), billed as the country's most premier fashion event. The first WIFW event which was held in New Delhi featuring nearly 80 designers was a resounding success, further strengthening the brand's association with high fashion and premium imagery. The business has also tied-up with leading designers to create high-end fashion products to be retailed from the 'Wills Lifestyle' stores.

In the popular 'Youth' segment, 'John Players' delivered a strong performance during the year. The brand's association with superstar and youth icon Hrithik Roshan, who has been signed up by your Company as the brand ambassador for 'John Players' reinforced its 'style with a playful side' positioning. This association has created a high buzz for the brand among its youthful target audience, mobilising large trials and garnering enhanced consumer mind share. Distribution was strengthened through stronger presence in key 'multi-brand outlets' (MBOs) and rapid expansion of the network of EBOs. The brand is now available in 80 EBOs and over 1500 MBOs. In the short span of time since its launch, the brand has earned high industry recognition, winning the 'Most Admired Shirt Brand of the Year' award at the Images Fashion Awards 2005.

In the area of apparel exports, your Company made a healthy beginning during the year, establishing relationships with key customers. The business is in the process of enhancing its manufacturing capacities to take full advantage of the emerging growth opportunities. It is also engaged in developing long term partnerships with high potential customers.

During the year the in-house product testing laboratory was granted ISO 17025 certification by the National Accreditation Board for Calibration and Laboratories. In line with its commitment to world-class quality, your Company launched 'Six Sigma' based improvement programmes for both products and processes. The business continued to leverage its state-of-the-art 'master facility' to develop superior products. It also scaled up manufacturing at the outsourced 'just-in-time' facility with a view to servicing consumer preferences more effectively and to improve inventory management. Your Company continues to enhance competencies by inducting international experts & domain specialists in the areas of product design, garment engineering and fabric development with a view to strengthening its competitive position.

Greeting, Gifting and Stationery Business

Your Company scaled up the stationery business significantly during the year. The sales volume of 'Classmate' notebooks trebled over that of last year, making it the most widely distributed notebook brand across the country. It has established itself as the quality leader in a short span of time. The 'Alfa Plus' paper used in these notebooks is custom manufactured at your Company's Bhadrachalam unit. Besides providing superior whiteness, brightness and smoothness, this paper is also Elemental Chlorine Free (ECF), imparting a unique value proposition to the brand. The brand franchise of 'Classmate' was significantly enhanced by extending the 'Classmate Young Authors Contest 2005'- a creative story writing competition - to 15 cities and introducing the 'Classmate Young Artist Competition' in six metros, with an overall reach of 120,000 students across 4,000 schools. In line with its 'Citizen First' philosophy, your Company contributes Re.1 to its social responsibility initiatives for every notebook sold.

With the emergence of organised players in the market, the Rs.5000 crores paper stationery industry is waking up to the presence of quality branded offerings. Your Company's 'Classmate' & 'Paperkraft' brands are well poised to achieve leadership position in the notebook market. The business is also planning to launch a mass-market range of notebooks leveraging your Company's distribution strengths in smaller towns and rural areas, especially in markets served by the e-Choupal and 'Choupal Saagar' networks.

The Greeting Cards segment continued to be impacted by the rapid growth of mobile telephony and messaging services. Despite challenging market conditions, the 'Expressions' brand of greeting cards established itself as the market leader in multi-brand outlets across the country. Product range in the gifting segment was augmented during the year with the launch of pop-up books, mini books and three more variants of 'Regalia' - a premium collection of greeting cards for the connoisseur.

The business has set up a creative design studio at Chennai and has installed a digital asset management system to safeguard its intellectual property. The business continues to partner with small-scale enterprises across the country for effective sourcing. It continues to remain committed to aiding small-scale units to enhance the quality of their products and processes. The business enjoys ISO 9001:2000 certification in recognition of its quality systems & processes.

Growing levels of literacy, favourable demographics, government led education initiatives and improving quality consciousness are expected to drive demand for branded notebooks. Accordingly, your Company plans to scale up the stationery business significantly on the back of a superior and differentiated product range and a strong distribution network.

Safety Matches and Incense Sticks

Your Company continued to scale up marketing of Safety Matches and Agarbattis sourced from small-scale and cottage sector units in line with its philosophy of creating shareholder value through serving society.

During the year, volumes in the Safety Matches business were successfully ramped up through continued focus on product quality, enhanced supply chain capabilities and distribution reach. Your Company's brands, including 'Aim' which is the largest selling brand of matches in the country, continued to enjoy strong consumer preference, resulting in enhanced market standing. Your Company continued to support the competitiveness of the small-scale sector through induction of appropriate technology, best practices and buying support. Product sourcing from the small-scale sector expanded to 49 units during the year.

A key development during the year in respect of your Company's Safety Matches business was the successful acquisition of Wimco Ltd. by Russell Credit Ltd., a wholly owned subsidiary of your Company. This acquisition is expected to further consolidate the market standing of your Company's Matches business through synergy benefits. The enhanced strength of the combined portfolio of offerings, improved servicing of proximal markets, freight optimisation, better access to critical inputs/raw materials and other supply chain efficiencies will all add up to lend significant strength to the Matches business. The synergy benefits will better position your Company to continue adding value to manufacturers in the small-scale sector through technical and management support to help them achieve superior product quality and processes.

Your Company's Agarbatti business made rapid gains during the year. The 'Mangaldeep' brand, in its first full year of operations, emerged as one of the leading national brands in an industry dominated by multiple local brands. Product range was augmented with the launch of 'Mangaldeep Dhoop' in select markets in the North. Region specific fragrances and price/pack combinations tailored to cater to varying consumer needs were also launched during the year. The distribution reach and awareness levels of the brand stood significantly enhanced during the year.

In pursuance of its abiding social commitment, your Company continues to partner with small and medium enterprises to help them raise their quality and process standards. Four agarbatti manufacturing units have received ISO 9001-2000 certification till date, aided by your Company's process and technical inputs. During the year, the business also expanded its collaboration with several NGOs in Bihar, Karnataka, Andhra Pradesh, etc. to train rural youth and economically disadvantaged women thereby providing them with vocational opportunities. In yet another manifestation of your Company's commitment to the 'triple bottom line', the business began sourcing agarbattis from Khadi & Village Industries Commission (KVIC) approved units. This collaborative venture is expected to augment employment generation, particularly in the semi-urban and rural areas. The business also entered into an agreement with the Exim Bank of India to leverage its marketing services and large overseas presence for the export of incense sticks sourced from units in the small-scale and cottage sector.

FMCG – Future Direction

Your Company seeks to aggressively scale up the FMCG initiatives over the next few years through a combination of synergistic collaboration among the various businesses in the portfolio, significant investments in brand building and further enhancement of supply chain and trade marketing and distribution capabilities. These interventions combined with your Company's state-of-the-art information technology transaction backbone and the e-Choupal rural distribution network, provide the basis for a low cost, broadband fulfilment capability for consumer products. Over the long term, these initiatives are expected to provide the basis for sustainable growth in shareholder value by establishing your Company as the leading FMCG player in the country.

B. HOTELS

The hotel industry continued on its growth path during the year on the back of the country's strong economic performance. Foreign tourist arrivals continued to be buoyant, registering a robust growth of 13.5% during the calendar year 2005 to touch 3.92 million. Consequently, foreign exchange earnings from the tourism sector touched USD5.7 billion during 2005 representing a growth of 20% over the previous year. Besides generating valuable foreign exchange, the tourism industry has a large economic multiplier impact and provides significant employment opportunities. While the growth in foreign tourist arrivals has been relatively strong over the last two years, India's share remains a mere 0.5% of world tourism. The country is not able to service even this miniscule share to full guest satisfaction due to demand-supply mismatch and infrastructural inadequacies. It is estimated that India needs 130,000 rooms to service the 5 million tourists expected to arrive in 2007. Currently, the country has 103,800 rooms in the approved category of hotels, leaving a substantial shortfall against the expected demand.

The potential of the tourism industry to contribute to India's economic growth is increasingly being recognised in several policy initiatives. The healthy increase of budgetary allocation for the Ministry of Tourism in recent years, adoption of the 'open skies' policy to augment airline capacity, privatisation of the airports in New Delhi and Mumbai and the planned airport upgradation projects across the country stand testimony to the Government's commitment to this sector. However, heightened demand for land at suitable locations especially from real estate players for multi-use development and the consequent steep escalation in prices has emerged as a key challenge for hotel companies in setting up greenfield projects.

Your Company's hotels business posted yet another impressive financial performance during the year with Segment Revenues growing by 36% to touch Rs.783 crores driven by improved occupancies and realisations across properties. Gross Operating Profit (PBDIT) grew 64% over the previous year to touch Rs.317 crores during 2005-06, while Segment Results (PBIT) at Rs.258 crores grew 83% over the previous year.

ITC Grand Central, your Company's second property in Mumbai, which was commissioned in January 2005, posted an impressive performance to record a positive bottomline in its first full year of operations. The business also progressed a comprehensive renovation and product upgradation programme during the year in keeping with the strategy of maintaining the contemporariness of its properties. Key initiatives during the year included renovation of guest rooms and suites in ITC Hotel Windsor Sheraton & Towers, Bangalore, ITC Hotel Kakatiya Sheraton & Towers, Hyderabad and ITC Hotel Maurya Sheraton & Towers, New Delhi. The business implemented 'Six Sigma' Quality initiatives across select properties with a view to further enhancing the service edge.

Buoyed by the impressive performance and the emerging opportunities in this industry as discussed herein, your Company has embarked on an aggressive investment led growth plan. The year marked the commencement of construction of a new super-deluxe luxury hotel at Bangalore. The proposed hotel at Chennai is at an advanced stage of architectural planning. Land at suitable locations at Hyderabad, Delhi and other key centres is being identified.

The ITC-Welcomgroup chain, with its globally benchmarked levels of product and service excellence and superior hoteliering capabilities is well positioned to not only sustain its leadership position in the industry, but also to emerge as the largest hotel chain in the country over the next few years.

C. PAPERBOARDS, PAPER AND PACKAGING

The Paperboards, Specialty Paper and Packaging segment recorded strong growth during the year both in terms of sales and operating profits. As set out in the Segment Report annexed as Schedule 20 to the Accounts, Segment Revenue grew by 21% to touch Rs.1896 crores while Segment Results improved by 25.5% to Rs.351 crores. The segment generated strong operating cash flow of Rs.467 crores.

Paperboards & Specialty Papers

Production during the year touched 365819 MT as compared to 308962 MT in 2004-05 while overall sales (including interdivisional sales) at 363572 MT grew by 21% over last year on the back of enhanced capacity utilization at the Kovai unit and the addition of Paper Machine 5 at the Bhadrachalam facility. Sales of value added paperboards (VAP) grew by 33% over last year to touch 120972 MT in line with your Company's strategy of enriching the product mix. Growth in sales of Specialty Papers was driven by the fine printing segment. Exports during the year grew by an impressive 23% to touch Rs. 202 crores. Another noteworthy achievement for the business during the year was the substantial reduction in water and energy consumption. The business also made rapid progress towards achieving 'zero solid waste' status.

The size of the Indian paper and paperboards industry is estimated at 7.65 Million Tons Per Annum (MTPA) comprising Writing & Printing paper (2.3 MTPA), Newsprint (1.5 MTPA), Specialty papers (0.25 MTPA), Industrial paper (3.6 MTPA) of which the paperboards segment constitutes appx. 1.1 MTPA.

The domestic paperboards market is characterised by fragmented capacities. While there are over a 100 mills servicing this market, only a few of these are capable of delivering high quality products. Your Company is the clear market leader in the domestic paperboards market commanding a share of about 25%. Further, it is the only player in the premium value added paperboard segment with the significant advantage of integrated pulping operations. In respect of Specialty papers, your Company is a major player in the Cigarette Tissue segment with a market share of 75% and is fast expanding its presence in the high growth Décor and Insulating grades segments.

Your Company plans to augment capacity by commissioning another paperboard machine by 2008-09 with a view to servicing the growing demand for high quality paperboards. Your Company also plans to widen its business horizon by setting up capacity for manufacturing uncoated paper including branded copier grades, to tap the emerging growth opportunities and further consolidate its market standing. This capacity is expected to come on stream by 2008-09. The possibility of setting up a greenfield project for foraying into the coated woodfree paper market is also being actively explored.

While the global paper & paperboard industry grew by around 2%, the industry in India, mirroring GDP growth, grew by about 7% during the year. The value added paperboards segment catering primarily to the packaging needs of the pharma, personal products, textiles and foods sectors, continued to grow at a substantially faster pace of 20% appx. Strong economic growth, increased consumer spending and improvements in conversion technology are expected to drive per capita consumption of paper and paperboard from around 6 kgs. per annum currently, to progressively approximate the world average of over 50 kgs. per annum.

The global paper and paperboards industry is increasingly viewing Asia as the growth engine. Most of the major players have taken up large manufacturing positions in South-East Asia and China. The Indian industry is expected to witness heightened competitive activity in the ensuing years. High growth prospects and a regime of reducing import duties could combine to make India an attractive destination for most international majors. This threat coupled with the rise in input costs would call for increased focus on cost competitiveness. Your Company, with its integrated operations comprising the state-of-the-art Elemental Chlorine Free (ECF) pulp mill and paperboards manufacturing facilities, is uniquely positioned to tap the full growth potential of this industry. With the addition of the new paperboard machine at Bhadrachalam, your Company now operates the top four board machines in the country in terms of technology.

Your Company continues to focus on the critical areas of pulp and energy, which are the two main components of product cost. Your Company's state-of-the-art ECF pulp mill, the only one of its kind in the country, is a source of sustainable competitive advantage to the business. The superior quality of the ECF pulp has enabled expansion of the market for value added paperboards. With increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals are progressively switching to ECF pulp-based paperboards. During the year, your Company embarked on an expansion plan to more than double the pulp mill capacity by early 2008.

Your Company's energy management expertise is a source of distinct competitive advantage in the Indian market. About 95% of the energy requirements of the production units are being met out of captive co-generation. A key intervention during the year was the successful commissioning of an 8 MW power block at your Company's facility at Kovai, Tamil Nadu. Initiatives in energy management won industry recognition with the business winning the award for 'Excellence in National Energy Conservation (ENCON)' from CII for the fifth year in succession.

Your Company has over the years, leveraged its bio-technology capability to make available high-yielding clones and seedlings of the desired pulp wood species along with extension services to farmers engaged in plantation of pulp wood on their marginal wastelands. The quality of these clones and seedlings, developed in-house, has been tested for effectiveness over the last 12-13 years in nearly 41,000 hectares of plantations. During the year, the plantation programme was scaled up with the addition of close to 12,000 hectares under coverage, of which 70% were in the command area of the Bhadrachalam mill. In addition to Eucalyptus clones, the business has developed and distributed high yielding Subabul clones. Plans are afoot towards scaling up plantation activity to touch the 100,000 hectares mark by the end of the decade. These enhanced levels of plantation activity would be critical to support the envisaged scale of operations going forward including the planned expansion of pulping capacity as mentioned earlier. Your Company's continued focus on core area plantations in the economic vicinity of the Bhadrachalam mill is expected to be a source of sustainable competitive advantage in the years to come. Your Company is also actively collaborating with the Council for Scientific and Industrial Research (CSIR) to develop low-lignin high-yield pulpwood species.

As highlighted above, your Company is committed to a unique wood fibre strategy that seeks to address the competitiveness of the paperboards value chain while simultaneously contributing to the broader issues of wasteland development and rural employment. Sustained commitment to this unique strategy encompassing the farming community, extension service providers, research agencies and your Company will increase access to cost-effective fibre while contributing significantly to the restoration of ecological balance by bringing degraded lands into productive use. In this context, your Company continues to represent to policymakers to introduce appropriate amendments to the Forest Conservation Act, 1980 and related Rules with a view to permitting the industry to use degraded forest land for afforestation linked to the end-use of such wood. An enabling policy framework that would inter alia promote public-private partnerships towards development of degraded forest lands would go a long way in serving the twin objectives of enhancing the competitiveness of the paper and paperboards industry and creating sustainable economic activity in rural India.

Robust strategies backed by world-class operational excellence have left your Company well poised to exploit the growth opportunities in the paperboards and paper segments and emerge as a leading player in the Afro-Asian region.

Packaging and Printing

Your Company's Packaging & Printing business is the leading provider of value added paperboard packaging in the country. The business supports the competitiveness of your Company's cigarette and other FMCG businesses through discerningly superior and innovative packaging solutions.

Induction of state-of-the-art technology by the business enabled your Company's cigarette business to scale up volumes of premium international packaging formats like pillow packs, round corner and beveled edge packs. The induction of high-end technology for manufacturing premium cork tipping and pack inserts provided invaluable support to your Company's cigarette brands besides conserving foreign exchange through import substitution.

During the year, the business entered the high growth flexibles packaging business with the induction of world-class equipment. Such enhanced packaging capability will provide your Company's branded packaged foods and incense sticks businesses a distinct edge in the market place.

The business is also progressing investments in a new facility at Uttaranchal, which would add manufacturing capacity both in the paperboard cartons and flexibles segments. The facility would enable the business to service customers in proximal markets in a cost-effective and efficient manner. Investments towards capacity augmentation at the Chennai unit are also being progressed to meet the enhanced requirements of the cigarettes business.

The business also plans to scale up its external sales leveraging investments in the flexibles packaging lines and the new facility at Uttaranchal.

The factories at Munger and Chennai continue to register improvements in productivity and maintain high standards in Environment, Safety and Quality management. During the year, both units were awarded the 'Sword of Honour' by the British Safety Council. The Munger unit also received the RoSPA Gold Award and the Greentech Award for Environment management. As reported last year, the Chennai unit achieved a Level 7 rating in the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV).

D. AGRI BUSINESS

Cigarette Leaf Tobacco

Global production of Flue Cured tobaccos increased during 2005 largely on account of the higher crop size in China, partially offset by the reduction in USA. With consumption levels remaining stagnant over the last two years, uncommitted Flue Cured stocks were up by 18% over previous year's levels, sustaining the over supply situation. While the global Burley production saw a decline mainly on account of lower production in Malawi and USA, the Oriental crop size remained stable at previous year's levels. Despite a global over supply position, demand for flavourful Flue Cured and classical Oriental tobaccos continued to be strong. Demand for quality filler Burley remained firm.

The trend of mergers, acquisitions and privatisation continued during the year leading to re-alignment of sourcing strategies and enhanced bargaining power of international manufacturers. The year also witnessed complete decoupling of subsidies on tobacco in Greece. With most other EU countries implementing the same in a phased manner upto 2010, the EU crop size is expected to reduce substantially in the ensuing years resulting in an opportunity for low-cost tobacco producing countries including India.

Continuing focus on pesticide residue levels and Non-Tobacco Related Matter (NTRM) necessitates compliance with globally benchmarked product integrity and traceability protocols. The trend of increasing use of blend adjuncts such as reconstituted tobacco and expanded tobacco continued to spur demand for low value by-products, exerting pressure on margins.

With severe competitive pressures, both in overseas and domestic markets, balancing the twin objectives of sustaining remunerative farmer returns and remaining competitive in the market place constitutes a key challenge for your Company. Though India's share in the global tobacco trade has increased from 5% to 7% in the last 3 years, its share continues to be miniscule despite being one of the largest producers of tobacco in the world. As highlighted in last year's Report of the Directors, a stable, fair and equitable cigarette taxation policy would be imperative to provide a strong domestic demand base to the Indian farmer, insulating him from the volatilities typically associated with international markets. Such a taxation policy would be the key catalyst in realising the full economic potential of the tobacco sector in India.

Despite the challenges, your Company's tobacco exports during the year grew by an impressive 26% in volume terms and 29% by value to touch an all-time high. This stellar performance was achieved through a robust combination of business development and customised product and service offerings to both existing and new customers. The business continued to provide strategic sourcing support to your Company's cigarette business.

During the year, your Company scaled up trials in Maharashtra and Northern Karnataka for growing flavourful Flue Cured tobaccos and in Orissa for superior filler style Burley. The results from these trials have been very encouraging. The success of these crop development programmes would enable the business to further enhance its product portfolio to drive business growth in the future. The business conducted further trials with new varieties of seeds and hybrids during the year in close collaboration with the Central Tobacco Research Institute (CTRI). The results indicate potential enhancement in farm productivity by 10-15%. In the area of crop extension, your Company continued its pioneering work towards enhancing quality and farm productivity with a view to improving the competitiveness of Indian tobaccos in the global market.

On the processing front, the business successfully completed the upgradation of one of the lines in the green leaf threshing plant at Chirala to enhance processing capacity and product quality. The business also implemented several measures to increase plant uptime at both its units leading to substantial improvement in asset utilisation. The Anaparti and Chirala plants achieved a Level 7 rating in the International Quality Rating System (IQRS) as audited by Det Norske Veritas (DNV). Both the plants received several awards in recognition of their world-class achievements in the areas of Safety, Quality and Environment Management. Your Company is planning to augment its processing capacity to support the envisaged growth in volumes by investing in a new plant at a suitable location near Mysore.

The business with its unmatched R&D capability, state-of-the-art processing facilities, crop development expertise and a deep understanding of customer and farmer needs is well poised to sustain its position as a world-class leaf tobacco organisation.

Agri Commodities

The agri commodities business registered a strong growth in revenue, reflecting your Company's deep commitment to the development of the agri value chain. Leveraging the e-Choupal network, the business posted a record increase in overall revenues by 68% to touch Rs.1753 crores. This topline performance is even more heartening when viewed in the context of the challenging market conditions and the heightened competitive intensity that characterised the year under review.

Exports of agri commodities grew by 51% to touch Rs.756 crores while domestic sales grew by 83% to reach Rs.997 crores. This impressive performance was achieved on the back of new customer acquisitions, increased presence in new markets and enhanced supply chain efficiencies. In line with its strategy of achieving a higher order of value capture, the business successfully scaled up exports of processed fruits and commenced exports of organic and fresh produce. Procurement through the e-Choupal network doubled over the previous year. Additional processing centres were inducted leading to enhanced levels of value capture.

As stated in last year's Report of the Directors, it is the strategic intent of your Company to leverage the unique e-Choupal model to create a significant two-way multi-dimensional channel which can efficiently carry products and services into and out of rural India, while recovering the associated costs through agri-sourcing led efficiencies. Towards this objective, the e-Choupal network was further scaled up during the year while simultaneously focusing on enhancing its reach and productivity. The network currently comprises 6,000 choupals reaching out to nearly 3.5 million farmers in 36,000 villages in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala.

On the sourcing side, the e-Choupal network made an invaluable contribution to strengthen your Company's branded packaged foods business through access to high quality, identity preserved wheat at competitive prices. Wheat procurement through the network doubled over the previous year, leading to scale and quality advantage for 'Aashirvaad' atta, 'Sunfeast' biscuits and 'Sunfeast' pasta.

The rural distribution initiative was successfully scaled up during the year. The channel transaction value touched nearly Rs.100 crores. This represents a near doubling of the channel throughput over the previous year, comprising distribution of products of 45 companies, from both public and private sectors, in categories ranging from FMCG products, consumer durables, vehicles, agri inputs, etc. Distribution of financial services also made substantial headway with sales of life insurance policies growing four fold during the year. Extensive pilots in health, motor and weather insurance were conducted to validate and further refine the business model.

The successful scale up of your Company's rural distribution initiatives was enabled by continued focus on enhancing the productivity of the e-Choupal network through a series of measures, including imparting specialised training to sanchalaks, increasing reach to all catchment villages and activity building exercises to promote interaction and communication. An end-to-end channel performance management system has been deployed to effectively deal with the complexities and the geographical spread that this initiative entails.

The year also saw the ramping up of your Company's rural retailing business with 10 'Choupal Saagars' now operational in the 3 states of Madhya Pradesh, Maharashtra and Uttar Pradesh. 9 more 'Choupal Saagars' are in an advanced stage of construction and will be launched shortly. This landmark infrastructure has set new benchmarks in shopping experience for rural consumers. It also incorporates farmer facilitation centres providing facilities like training, soil testing, health clinic, cafeteria, banking and investment services, fuel station, etc. Store footfalls and sales have been encouraging and in line with expectations. Your Company is engaged in scaling up the rural retailing initiative to establish another 40 'Choupal Saagars' in the next 12 to 18 months. Acquisition of suitable land remains a key challenge.

During the year, your Company ramped up the Spices business leveraging its crop development and research expertise. The business achieved significant breakthroughs in both domestic and international markets and made good progress towards developing niche products viz. high-curcumin turmeric, aflatoxin-free chillies, etc. The business also provided strategic sourcing support to your Company's branded foods business by supplying high quality spices at competitive prices. The year also marked your Company's foray into the organic agri inputs market leveraging its strong R&D and crop extension services expertise. During the year, the business developed a new neem-based organic manure under the brand name 'Wellgro'. Based on extensive trials at leading research institutions and agriculture universities in the country, the product was launched in Andhra Pradesh and Karnataka. Response from the farmers has been encouraging with most reporting improved crop quality and enhanced productivity.

In line with the strategy of de-risking the commodities business, your Company continues to explore opportunities to establish strategic sourcing tie-ups with institutional players including large retail chains, increase the proportion of value added products in the portfolio and provide commodity services like warehouse management, etc. Risk management strategies are continuously being refined. It is pertinent to note that despite the substantial increase in volume of business during the year under review, risks were effectively managed through a combination of judicious hedging of price risk on the commodity exchanges, a balanced and diversified commodity portfolio and increased tied-up trade. Formulation and implementation of standard operating procedures and fundamental internal control systems are intrinsic to the robust risk management framework operating in this business.

During the year, the business successfully implemented an integrated ERP system. In combination with an industry specific retail solution, the business now has a strong IT backbone providing a platform for basic transaction capture, information integration and enhanced efficiencies.

Your Company was the recipient of the 'Development Gateway Award', which recognises the e-Choupal initiative as one of the most exemplary contributions in the field of information and communication technologies (ICT) during the last 10 years. The e-Choupal initiative also won the prestigious 'Stockholm Challenge Award 2006' in the 'Economic Development' category. The ten-year-old Stockholm Challenge Award recognises initiatives that leverage Information Technology to improve living conditions and increase economic growth in various parts of the world.

Developmental activities under the umbrella of 'Sunehra Kal' in the e-Choupal catchment areas were scaled up during the year, further reinforcing your Company's relationship with the rural community. Several initiatives are operational in areas such as water harvesting and livestock quality enhancement in many districts of Madhya Pradesh and Uttar Pradesh. The success of these initiatives demonstrates the potential of the e-Choupal infrastructure as an effective delivery mechanism for upgrading social infrastructure.

Your Company continues to invest in strategic capability building towards execution of an innovative business model. Customised training programmes are being deployed across the business towards enhancing trade marketing, distribution and rural retailing skills.

NOTES ON SUBSIDIARIES

The following may be read in conjunction with the Consolidated Financial Statements enclosed with the Accounts, prepared in accordance with Accounting Standard 21. Your Company has been exempt from the provisions of Section 212(1) of the Companies Act, 1956 relating to the attachment of the accounts of its subsidiaries to its Accounts. Shareholders desirous of obtaining the annual accounts of your Company's subsidiaries may obtain the same upon request. The report and accounts of the subsidiary companies will be kept for inspection at your Company's registered office and that of the subsidiary companies. Further, the report and accounts of the subsidiary companies will also be available in the 'Shareholder Value' section of your Company's website, www.itcportal.com in a user friendly, downloadable format.

Surya Nepal Pvt. Limited

The Nepalese GDP growth rate declined sharply to 2% during the year ended 31st Ashad, 2062 against a growth of 3.6% in the previous year. Operating conditions continued to be increasingly challenging in view of the ongoing political turmoil leading to sharp escalation in supply chain disruptions on account of unprecedented blockades and bandhs.

On 3rd February, 2006, three key members of the company's management at the cigarette factory in Simra were abducted by persons allegedly affiliated to the Maoist-aligned 'All Nepal Federation of Trade Unions' and kept in custody for a period of 15 days. It is a testimony to the quality of the company's leadership and human resources that their successful release was secured without any untoward incident.

In spite of the difficult operating conditions, the company's proactive supply chain management, commitment to delivering superior value to consumers and continuous focus on productivity improvement resulted in enhanced market standing and strong financial performance during the year. For the twelve-month period ended on 13th March, 2006, Sales grew by 14.6% to touch Nepalese Rs.463 crores while Profit After Tax touched Nepalese Rs.52 crores representing a growth of 14%. The company continues to be the single largest contributor to the Government Exchequer constituting about 37% of total excise duty collection and nearly 3.5% of total tax revenues.

The Cigarette business continued to make satisfactory progress with investments directed to keep the company's trademarks contemporary and provide variety to consumers. During the year, the company launched 'Surya Classic' in the 97 mm segment in a unique shoulder-box packaging format. The cigarette factory was accredited with ISO 14001:2004 in recognition of improved environment and safety standards.

In respect of the company's garments business, exports during the year increased substantially, aided by the strong showing of your Company's

'John Players' range in India. However, the recent imposition of a Special Additional Duty (SAD) of 4% on all imports into India as per the Finance Act, 2006 is a cause of concern, as it would adversely impact the competitiveness of exports from Nepal. The company continues to make representations to the appropriate authorities in this regard. The company's focus on material and manpower productivity backed with world-class systems and processes has resulted in timely fulfilment of orders and overall cost competitiveness. During the year the garment factory was accredited with ISO 9001:2000.

The company has been actively involved with various social development initiatives in areas such as community health services (Surya Nepal "Suswasthya"), community empowerment (Surya Nepal "Aasha"), environment preservation (Surya Nepal "Prakriti") and promotion of sports and tourism (Surya Nepal "Khelparyatan").

The company declared a Dividend of Nepalese Rs.35/- per equity share of Nepalese Rs.100/- each for the year ended 31st Ashad, 2062.

Srinivasa Resorts Limited

During the financial year ended 31st March, 2006, the company recorded Net Revenues of Rs.66.81 crores (previous year Rs.52.63 crores) and a Profit Before Tax of Rs.25.75 crores (previous year Rs.18.38 crores). Net Profit stood at Rs.17.66 crores (previous year Rs.12.21 crores) after providing for income tax of Rs.8.09 crores (previous year Rs.6.17 crores).

The Board of Directors of the company has recommended a dividend of Rs.2.00 per equity share of Rs.10/- each for the year ended 31st March, 2006.

The company's hotel, 'ITC Hotel Kakatiya Sheraton & Towers', continued to maintain its leadership position in Hyderabad.

The company received the 'Excellent Water Efficient Unit' award from the Confederation of Indian Industry for Excellence in Water Management.

Fortune Park Hotels Limited

During the financial year ended 31st March, 2006, the company recorded Net Revenues of Rs.457.92 lakhs (previous year Rs.327.56 lakhs) and earned a Net Profit of Rs.92.24 lakhs (previous year Rs.69.35 lakhs) after providing for income tax of Rs.56.33 lakhs (previous year Rs. 40.70 lakhs).

The Board of Directors of the company has recommended a dividend of Rs.2.00 per equity share of Rs.10/- each for the year ended 31st March, 2006.

The company, which caters to the mid market segment, manages fifteen operating hotels under the 'Fortune' brand and has subsisting agreements in respect of six hotel projects which are slated to open during the course of financial year 2006-07.

Bay Islands Hotels Limited

During the year 2005-06, the company earned an Income of Rs.33.93 lakhs (previous year Rs.44.21 lakhs) and a Net Profit of Rs.20.89 lakhs (previous year Rs.24.91 lakhs) after providing for income tax of Rs.7.22 lakhs (previous year Rs.14.10 lakhs).

The Board of Directors of the company has recommended a dividend of Rs.20.00 per equity share of Rs.100/- each for the year ended 31st March, 2006.

Russell Credit Limited

During the year, the company earned a Profit After Tax of Rs.27 crores.

In line with its objective of making long-term investments in areas of strategic interest for the ITC Group, the company acquired majority shareholding in Wimco Limited (Wimco) during the year. Upon such acquisition, Wimco and its subsidiaries Wimco Boards Limited, Pavan Poplar Limited, Prag Agro Farm Limited and Wimco Seedlings Limited have become subsidiaries of the company.

Pursuant to such acquisition of shareholding, an offer was made by the company to acquire the remaining public shareholding of equity shares of Wimco through the book-building process under the Securities and Exchange Board of India (Delisting of Securities) Guidelines, 2003 (the "Guidelines"). The said book-building process was successfully conducted and a price of Rs.53/-, established as the Exit Price, was paid to acquire the equity shares tendered by the shareholders of Wimco under the said book-building process. Following the aforesaid acquisition, the company applied for delisting of Wimco's equity shares from the National Stock Exchange (NSE) and the Bombay Stock Exchange (BSE). Both NSE and BSE have approved the delisting of the equity shares of Wimco with effect from 14th December, 2005. In accordance with the Guidelines, the company would be acquiring, at the Exit Price of Rs.53/-, all equity shares that may be tendered by the remaining shareholders of Wimco till 13th June, 2006. The shareholding of the company in Wimco stood at 93.66% as at 26th May, 2006.

As stated in earlier Reports, a petition was filed by an individual in the High Court at Calcutta, seeking an injunction against the company's Counter Offer to the shareholders of VST Industries Limited, made in accordance with the Securities and Exchange Board of India (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to a Public Offer made by an Acquirer, which closed on 13th June, 2001. The High Court at Calcutta, while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the company and the other Acquirer, would be subject to the final Order of the High Court, which is still awaited. Similar petitions filed by an individual and two shareholders, in the High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

BFIL Finance Limited

The company continues to focus its efforts towards recoveries through negotiated settlements including property settlements and pursuing legal cases against various defaulters. During the year some negotiated settlements were concluded and the company effected collections aggregating Rs.119 lakhs. As at 31st March, 2006, the company had no external liabilities outside the ITC Group. The company plans to further intensify the efforts for collection of dues through negotiated settlements in the coming year. The company is closely monitoring the developments taking place in the NBFC sector and will examine options for further opportunities at the appropriate time.

Gold Flake Corporation Limited, Wills Corporation Limited, Greenacre Holdings Limited & MRR Trading and Investment Company Limited

There were no major events to report with respect to these companies.

Landbase India Limited

As reported in the Report of the Directors in previous years, golf based resorts present attractive long-term prospects in view of their growing popularity all over the world. Pre-project activities towards developing a resort hotel at the Classic Golf Resort were commenced during the year. The company's expertise in golf course management combined with the project management and service competencies of your Company's hotels business can be effectively leveraged to realise the growth potential in this segment.

ITC Infotech India Limited

The year 2005 marked a significant shift with strategic outsourcing increasingly being viewed in the US as a key driver of value creation. Outsourcing continued to grow in the UK also, with many companies offshoring application management & support and infrastructure services in addition to customer care services. The year also saw several European companies, particularly those in Scandinavia and Germany, exploring offshoring of work in a bigger way in pursuit of their business goals. Research indicates that India's standing as a preferred offshore destination has been further reinforced.

The IT-ITES sector witnessed steady growth in 2005 on the back of healthier spending across key markets viz. US, Western Europe and Japan. The portfolio of services sourced globally continued to expand into higher value, more complex activities, further reinforcing the growing maturity of the global delivery model. Consequently, there is a rush among IT-ITES companies to garner scale, build knowledge capital and establish global delivery capability. As a result, significant consolidation is taking place in all sectors of the IT industry.

While the overall economic environment has been conducive to growth, the specific business dynamics in respect of the company's IT services business was challenging with certain key customers undergoing organisational restructuring and redesign leading to changes in IT strategy and staff. Consequently, the growth in revenues and profit of the company and its UK subsidiary, ITC Infotech Limited, UK has been relatively muted.

However, the success of the company together with its wholly owned subsidiaries in the US and UK (ITC Infotech Group) in acquiring several new customers in US and Europe, many of whom are in the Fortune 500 / 1000 list, is encouraging. It reflects the benefit of the internal restructuring completed during the year. The new strategy of organisation has been crafted to bring sharper focus on select business verticals and greater thrust and accountability on new customer acquisition.

The ITC Infotech Group is now a 1250-strong team of software engineers. The Group expanded its overseas presence by opening a Representative Office in Kuala Lumpur, Malaysia and a Branch Office in Prague, Czech Republic.

'Global Services Research' has recognised ITC Infotech as one of the Top 5 Specialty Application Development Providers globally and placed it amongst the Top 100 Global Services Companies. Other analysts like 'AMR Research' have recognised ITC Infotech as one of the key Offshore Testing Services Providers amongst Emerging IT Companies in India. Further, 'Forrester Research' has profiled ITC Infotech amongst leading Offshore SAP Services Providers.

For the year under review:

(a) ITC Infotech India Limited registered a Total Income of Rs.162.34 crores (previous year Rs.130.28 crores) and a PAT of Rs.10.38 crores (previous year Rs.2.04 crores).

(b) ITC Infotech Limited, UK, a wholly owned subsidiary of the company, has registered a Turnover of GBP 14.31 million (previous year GBP 13.58 million) and a Net Profit of GBP 0.40 million (previous year GBP 1.09 million). The company declared a total dividend of 26% i.e. GBP 0.26 per Ordinary Share of GBP 1.00 each, aggregating GBP 178312 for the financial year ended 31st March, 2006.

(c) ITC Infotech (USA), Inc., a wholly owned subsidiary of the company, registered Total Revenues of USD 6.51 million (previous year USD 4.92 million) and a Net Profit of USD 0.16 million (previous year Net Loss USD 0.49 million).

In the ITES segment, CLI3L e-Services Limited (CLI3L), a joint venture company of ITC Infotech India Limited, posted a robust performance with Total Income growing by 29% to touch Rs.133.73 crores (previous year Rs.103.85 crores) while post-tax profits at Rs.32.86 crores grew by 51%. The results reflect the growing customer confidence in the company's service delivery processes and the quality of its talent base and infrastructure. The company now employs about 2,100 agents and has a capacity of about 1,700 seats. Post-tax profit margins of the company, at 25% compare favourably with the industry. The company declared a total dividend of 125% i.e. Rs.12.50 per share (previous year Nil) for the year ended 31st March, 2006.

Strong relationships, diversity of services, a global delivery footprint, effective management of scale and deep domain understanding would be the key differentiators in the highly competitive global IT-ITES industry. The company has already built a healthy pipeline of customers around testing, package implementation and IT infrastructure services and plans to build upon these new engines of growth in the ensuing years. Going forward, the company plans to focus on strategic capability building in identified technology practices and new customer acquisitions in its vertical business domains. Towards this objective, the company is also exploring possibilities of inorganic growth and strategic alliances.

ITC Global Holdings Pte. Ltd.

Since 8th November, 1996, the Judicial Managers have been conducting the affairs of ITC Global Holdings Pte. Ltd. ("ITC Global") under the authority of the High Court of Singapore.

The Judicial Managers had indicated to your Company that the outstanding dues of ITC Global to its creditors were likely to be around USD 50 million (apart from the debt of approximately USD 10 million owed by ITC Global to ITC and for which your Company has already filed its formal Proof of Debt to the Judicial Managers) and had sought your Company's financial support to ITC Global to enable it to settle with its creditors. Your Board did not accept any legal liability in this regard and had accordingly advised the Judicial Managers.

However, without prejudice, and with the intention of preserving the goodwill of the international banking and other investing communities and thereby subserve your Company's future business interests in a fast-globalising economy, your Company proposed a goodwill assistance of USD 26 million to ITC Global. It was made clear that this would be subject to your consent and all necessary approvals from all Government and other authorities, both at Singapore and in India, and also subject to concluding a comprehensive Agreement between your Company and the Judicial Managers in this regard. However, before your Board could consider the draft Agreement as forwarded by the Judicial Managers, the Company's Singapore lawyers received a letter from the lawyers of the Judicial Managers containing certain baseless and unwarranted allegations against the Company. Subsequently, your Board, while approving the draft Agreement stipulated a condition that the execution of the Agreement will be subject to the receipt of an unconditional apology and withdrawal of the allegations and offensive comments made against your Company by the Judicial Managers in their letter. Though, initially it appeared that the Judicial Managers would be complying with the stipulations of your Board, they instead filed a Writ against the Company before the Singapore High Court claiming approximately USD18.10 million from your Company. After obtaining suitable legal advice, your Company filed an appropriate application for setting aside the Writ.

On 2nd March, 2006 the Assistant Registrar of the Singapore Court set aside the service of writ of summons on the Company and some individuals.

The High Court of Singapore had ruled that "the Company (i.e. ITC Global) is not required to conduct any audit of the Company during the period of judicial management of the Company." As a consequence of the aforesaid Order, as in the previous years, your Company is not in a position to consolidate the accounts of ITC Global and its subsidiaries for the year ended 31st December, 2005. Your Company shall, as and when the accounts of ITC Global are received, circulate the same to the Members of the Company.

NOTES ON JOINT VENTURES

ITC Filtrona Limited

ITC Filtrona Limited maintained its market leadership in the Indian cigarette filter industry with nearly 60% value share. Gross Sales for the year ended 31st December, 2005 at Rs.77.81 crores represents a growth of 1.4% over the previous year. Pre-tax profit increased by 1.5% to Rs.7.39 crores. The Board of Directors of the company recommended a dividend of 80% for the year.

The company won repeat tender business and exported 286 million filter rods to the Ethiopian monopoly.

The company's continued focus on improving product quality and product development further strengthened its association with cigarette manufacturers in India, sustaining its preferred supplier status.

King Maker Marketing

King Maker Marketing Inc. (KMM), a company registered in the State of New York, USA, has been the force behind your Company's exports in the US. KMM also provides market research services relating to the US Tobacco and FMCG markets.

In respect of the tobacco business, KMM became a signatory to the Master Settlement Agreement (MSA) in 1999 and consequently contributes to the 'Fund' established under this Agreement. A sharp increase in the number of Non-Participating Manufacturers (NPM), including importers into the US, resulted in intense price competition during the year. KMM, as a matter of strategy, chose to protect and retain margins rather than share. The result of this strategy has seen a decline in volume share but an increase in trading margins. With the expectation that Federal and State authorities will plug the NPM issue over time, this strategy should secure long-term growth for KMM.

During the year, KMM successfully re-launched Roll Your Own Tobaccos (RYO), manufactured by your Company, with an impressive growth in sales.

KMM paid a dividend of USD 250000 to your Company during the year.

Maharaja Heritage Resorts Limited

Maharaja Heritage Resorts Limited, a joint venture with Marudhar Hotels Private Limited, currently has 35 properties operating under the 'WelcomHeritage' brand.

REAL ESTATE

As reported in last year's Report of the Directors, your Company has made significant progress over the last 2 years towards redeeming most of the investments in real estate in the form of upfront settlement and future inflows secured against bank guarantees. In view of the escalating trend in real estate prices in recent times, your Company is well poised to encash value from the few remaining investments as and when desired.

RISK MANAGEMENT

As a diversified enterprise, your Company has always had a system-based approach to business risk management. Backed by strong internal control systems, the current risk management framework of your Company consists of the following elements:

- The Corporate Governance Policy clearly lays down the roles and responsibilities of the various entities in relation to risk management. A range of responsibilities, from the strategic to the operational, is specified in the Governance Policy. These role definitions, inter alia, are aimed at ensuring formulation of appropriate risk management policies and procedures, their effective implementation and independent monitoring and reporting by Internal Audit.
- A combination of centrally issued policies and divisionally-evolved procedures brings robustness to the process of ensuring that business risks are effectively addressed.
- Appropriate structures have been put in place to effectively address the inherent risks in businesses with unique / relatively high risk profiles.
- A strong and independent Internal Audit function at the Corporate level carries out risk-focused audits across all businesses, enabling identification of areas where risk management processes need to be improved. The Audit Committee of the Board reviews Internal Audit findings, and provides strategic guidance on internal controls. The Audit Compliance and Review Committee closely monitors the internal control environment within the Company and ensures that Internal Audit recommendations are effectively implemented.
- At the Business level, Divisional Auditors continuously verify compliance with laid down policies and procedures, and help plug control gaps by assisting Operating Management in the formulation of control procedures for new areas of operations.
- A robust and comprehensive framework of business planning and performance management ensures realisation of business objectives based on effective strategy implementation. The annual business planning exercise requires all businesses to clearly identify their top risks and set out a mitigation plan with agreed timelines and accountability.

The combination of policies and processes as outlined above adequately addresses the various risks associated with your Company's businesses. The senior management of the Company periodically reviews the risk management framework to maintain its contemporariness so as to effectively address the emerging challenges in a dynamic business environment.

AUDIT AND SYSTEMS

Your Company believes that internal control is a necessary concomitant of the principle of governance that freedom of management should be exercised within a framework of appropriate checks and balances. Your Company remains committed to ensuring an effective internal control environment that provides assurance on the efficiency of operations and security of assets.

Your Company's well established and robust internal audit processes, both at business and corporate levels, continuously monitor the adequacy and effectiveness of the internal control environment across the Company and the status of compliance with operating systems, internal policies and regulatory requirements. In the networked IT environment of your Company, validation of IT security continues to receive focused attention of the internal audit team which includes IT specialists. The Internal Audit function, which consists of professionally qualified accountants, engineers and IT specialists, also reviews the quality of planning and execution of all ongoing projects involving significant expenditure to ensure that project management controls are adequate to yield 'value for money'.

The Audit Committee of your Board met nine times during the year. It reviewed, inter alia, the adequacy and effectiveness of the internal control environment and monitored implementation of internal audit recommendations including those relating to strengthening of the Company's risk management policies and systems. It also engaged in overseeing financial disclosures.

HUMAN RESOURCE DEVELOPMENT

In a buoyant talent market, your Company continues to attract and retain talent of the highest quality. It ensures that employees retain a cutting edge by nurturing and mobilising individual potential and providing a challenging and exciting work environment. The emphasis on offering people opportunities for cross-functional and cross-business exposure nurtures and challenges their ability and creativity. The enabling and empowering work environment propels them to deliver high performance.

Your Company's human resource management systems and processes aim to create a responsive, customer-centric and market-focused culture that enhances organisational capability and vitality, so that each business is internationally competitive and equipped to exploit emerging market opportunities. The strategy of organisation and its ongoing emphasis on building distributed leadership have ensured that each of your Company's businesses are managed by a team of competent and inspiring leaders, capable of building a culture of learning, innovation and excellence in execution.

Your Company believes in aligning employees with a shared vision and purpose. During the year under review, your Company's commitment to building harmonious employee relations was evident in the successful conclusion of long-term agreements at several manufacturing units and hotel properties. The collaborative spirit of partnership across all sections of employees has resulted in significant enhancement in quality and productivity.

Your Company's aspiration to sustain and enhance its position as one of India's most valuable corporations committed to make a significant contribution beyond the market is anchored in the quality and dynamism of its human resource. Their unflinching commitment is the driving force behind your Company's vision of creating enlarged societal value even as it multiplies shareholder wealth. Your Company salutes the spirit of its dedicated team of over twenty thousand employees.

SUSTAINABILITY – CONTRIBUTION TO THE 'TRIPLE BOTTOM LINE'

Your Company continued to make significant progress in line with its vision of enlarging its contribution to Indian society across economic, ecological and social dimensions. Your Company's second Sustainability Report 2005, unveiled in January 2006, details its achievements across the three dimensions of the 'triple bottom line'. ITC's Sustainability Report, independently assured by PricewaterhouseCoopers, continues to be the only 'In Accordance Report' by an Indian corporation, as per Global Reporting Initiative (GRI) guidelines.

Your Company, now a 'benchmarked' corporation for its strategies and achievements in the area of sustainable development, launched the 'CII – ITC Centre of Excellence for Sustainable Development' in January 2006 in association with the Confederation of Indian Industry (CII). This Centre aims to create awareness, promote thought leadership and build capacity amongst Indian enterprises in their quest for sustainable development. The Centre will also recognise businesses that make outstanding contributions to sustainable development. In the process, they will become exemplars for other Indian organisations in adopting cutting edge practices in the area of sustainable development.

Your Company's uncompromising dedication to internationally benchmarked 'beyond compliance' performance ensures that all its units maintain the highest levels of safety, occupational health and environmental standards. Environment management systems at all manufacturing units and large hotels of your Company have been certified ISO 14001 compliant while all manufacturing units have received OHSAS 18001 accreditation.

It is a matter of great pride that your Company, already a 'water-positive' corporation, became 'carbon-positive' during the year on the back of several energy conservation measures, usage of carbon neutral fuels and carbon sequestration through large-scale agro-forestry programmes. Your Company is also making rapid strides towards attaining 'zero solid waste' status. Once achieved, this would make your Company perhaps the only one of its kind in the world to have achieved these milestones encompassing all the three critical facets of environmental sustainability.

As stated in last year's Report, your Company's mill at Bhadrachalam is the only producer of Elemental Chlorine Free pulp and paperboards in the country and has been adjudged as the 'Greenest and environmentally most friendly paper mill in India' by the Centre for Science & Environment. 'ITC Green Centre' in Gurgaon is one of the largest Platinum rated buildings in the world by the US Green Building Council Certification for Leadership in Energy & Environmental Design (USGBC – LEED). Both bear testimony to your Company's dedicated and uncompromising pursuit of the 'triple bottom line'.

The strategic vision behind the policies and the dedication with which these are implemented by the employees have made your Company a benchmark enterprise in this field as evident from the number of prestigious awards and certifications received by it.

The expansion in the number of social development projects has been no less significant. Your Company continued with its strategy of concentrating on three main areas of interventions under 'Mission Sunehra Kal': (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising genetic improvement in livestock and women's economic empowerment; and (c) community development, with focus on primary education and health & sanitation. Starting with projects in Karnataka and Andhra Pradesh in 2000-01, your Company's social development projects today are spread over the states of Kerala, Andhra Pradesh, Karnataka, Tamil Nadu, Madhya Pradesh, Uttar Pradesh, Rajasthan and Bihar.

Wasteland development through the Social Forestry Programme has so far promoted plantations over 6,822 hectares in 298 villages, covering 8,000 poor households. The collaboration between your Company and the Government of Andhra Pradesh for wasteland development under the aegis of the 'Velugu' programme was successfully scaled up during the year with 980 hectares of plantations being promoted through this public-private partnership. The households covered under the Social Forestry Programme continue to reap the benefits derived from harvesting plantations. Apart from improving their earnings, sale of plantations has enabled most beneficiaries to deposit a portion of their earning with the 'sanghas' to create village development funds. Your Company has also assisted the households to invest their own incomes into productive assets to ensure a long-term virtuous cycle of development.

The soil and moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a sharp rise in its coverage during the year. To date, 1,011 water-harvesting structures provide critical irrigation to about 10,277 hectares. In continuation of its policy of providing an integrated solution for soil and moisture conservation, your Company lays equal emphasis to ensure efficient usage of water through interventions aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of sprinkler sets. Sustainable agricultural practices received a major boost during the year with the promotion of more than 4,000 organic fertiliser units based on vermi-composting and 'Nadep' technologies.

The sustainable livelihoods initiative of your Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvement of cattle through artificial insemination to produce high-yielding cross-bred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. Cattle development centres already cover more than 1,440 villages, providing integrated animal husbandry services to more than 35,000 milch animals during the year. The initiative for the economic empowerment of women also made significant progress during the year. Todate, 10,610 women have been organised under 630 self-help groups (SHG) with total savings of Rs.35 lakhs. More than 4,000 women have been gainfully employed either through micro-enterprises or self-employment backed by income generation loans.

The progress made towards achieving sustainable development goals has been possible, in large measure, to your Company's partnerships with some of the globally renowned NGOs like Baif Development Research Foundation, Sewa-Bharat, Dhan Foundation, Srijan, Pratham, Foundation for Ecological Security, Action for Social Advancement, Udyogini, etc. These partnerships which combine the best-in-class management practices of your Company and the development experience and mobilisation skills of the NGOs, will continue to bring innovative grass-roots solutions to some of India's critical development issues.

R&D, QUALITY AND PRODUCT DEVELOPMENT

In the emerging competitive context in India, focused innovation clearly aligned with business strategy would be the key growth driver. This assumes even more critical significance for your Company since its competitive landscape is marked with world-class companies with strong R&D focus. Your Company's objective therefore is to pursue a R&D strategy premised on best-in-class benchmark research processes to secure sustainable and long-term competitiveness for all its businesses. ITC's R&D will prioritise its focus on projects with high impact and high research content. It will also provide active support in technical services for all the businesses of your Company.

ITC R&D is in the process of building a critical mass of scientific skills in identified core competencies. Domain experts will lead the competency-based teams, driven by the vision of creating globally networked centres of excellence. Investments in state-of-the-art Pilot Plants and Testing Laboratories will continue to provide leading-edge support for accelerated product development. The ITC R&D Centre at Bangalore is being appropriately structured and resourced to attract and retain the best scientific talent.

'Six Sigma' quality processes, supported by trained teams of black/green belts, were implemented during the year in the Lifestyle Retailing and Hotels businesses. The Paperboards & Specialty Papers and the Packaging & Printing businesses have implemented 'Total Productive Maintenance' (TPM). All ITC manufacturing units have put in place updated total quality ISO systems. Almost all contract-manufacturing units in the Foods business have been accredited with the Hazard Analysis Critical Control Points (HACCP) certification. Additionally, all FMCG products of your Company are assessed regularly under rigid Product Quality Rating Systems.

Product Quality needs to be supported by process excellence. Accordingly an International Quality Rating System for Business Excellence, which rates key processes against international benchmarks, has already been introduced in some of the businesses. The Leaf Tobacco and Packaging & Printing businesses have already achieved world-class level business ratings during the year.

EXCISE

As mentioned in the last year's Report and Accounts, the dispute arising out of the Excise Department's Show Cause Notice dated 27th March, 1987 relating to the period 1st March, 1983 to 28th February, 1987 stands settled.

With regard to the period prior to March 1983, various Show Cause Notices were issued in respect of the Bangalore, Saharanpur and Munger factories of the Company between 1975 and 1985. These Show Cause Notices were assigned to the Director General of Inspection, Customs & Central Excise, New Delhi ('DG') who passed his Order on 10th April, 1986. Although the differential duty payable under the DG's Order was determined and paid by your Company on an admitted interpretation of Rule 5 of Central Excise (Valuation) Rules (which interpretation has since been upheld by the CEGAT and affirmed by the Supreme Court), the Excise Department raised doubts on such interpretation and issued revised demands under the DG's Order, in respect of Bangalore, Munger and Saharanpur factories. The Bangalore demand for Rs.27.58 crores was set aside by the Commissioner (Appeals), Bangalore, by his Order dated 22nd November, 1999 and confirmed by the CEGAT, Chennai vide its order dated 18th December, 2003, against which the department has filed an appeal before Supreme Court, which is pending. The Saharanpur demand of Rs.80.30 crores was confirmed by the Commissioner (Appeals) to the extent of Rs.76.03 crores, against which your Company filed an Appeal before the CEGAT, Delhi. By an Order dated 28th November, 2001, a three-member Bench of the CEGAT to whom the Appeal was referred, answered all questions arising in the Appeal in favour of your Company. Thereafter, the CEGAT by its Order dated 2nd August, 2002 allowed the appeal of your Company by setting aside the demand for Rs.76.03 crores and remanding the matter to the Asssistant Commissioner for re-quantification in accordance with the Order of its three-member Bench. The Department has filed an Appeal before the Supreme Court, which has been admitted for hearing. As regards the Munger factory the revised demand of Rs.8.29 crores under the DG's Order was dropped by the Commissioner of Central Excise, Patna vide his Order dated 20th September, 2001.

As mentioned in the Report of the Directors for 1987 and thereafter, the Excise Department, during 1987 and 1988, again reopened some of the issues already settled by the Order of the DG, by issuing fresh Show Cause Notices in respect of the period upto 28th February, 1983. The Notices proposed to recover differential duties of Rs.43.88 crores (for Munger factory), Rs.143.22 crores (for Bangalore factory), Rs.31.05 crores (for Kidderpore factory), Rs.41.51 crores (for Parel factory) and Rs.26.43 crores (for Saharanpur factory). All these Notices were assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. Your Company, apart from denying any liability as claimed in the Notices, challenged the maintainability of all these Show Cause Notices.

As mentioned in the 1997 Report of the Directors and thereafter, the Commissioner of Central Excise, Delhi, passed orders directing the Departmental Authorities to finalise the assessments in respect of Bangalore, Parel and Munger factories for the pre-March 1983 period. On an Appeal filed by your Company against an Order of the Commissioner, rejecting the Company's contentions on the issue of maintainability, the CEGAT, Chennai, by its judgement dated 13th January, 2000 upheld the contention of your Company and set aside the Bangalore Show Cause Notice for Rs.143.22 crores with the direction, inter alia, that the allegations made therein should be considered while finalising the assessments in respect of the Bangalore factory, which has been your Company's contention all along. Though the Department filed an Appeal in Supreme Court against the Order of the CEGAT, Chennai and the same was pending, pursuant to the order of the CEGAT Chennai, the Assistant Commissioner, Central Excise, Bangalore, by his Order dated 26th July, 2001 demanded a differential duty of about Rs.583 crores. On an appeal filed by your Company, the Commissioner (Appeals), by an Order dated 30th August, 2002, set aside the said Order and Demand dated 26th July, 2001. On requantification in accordance with the said Appellate order, the Department has determined that your Company has made excess duty payment of Rs.3.76 crores. The Department's Appeal against the Order dated 13th January, 2000, passed by the CEGAT, Chennai was dismissed by the Supreme Court by its Order dated 6th March, 2003 as infructuous. The Department filed another appeal after a delay of 677 days before CESTAT, Bangalore against the Commissioner (Appeals) order dated 30th August, 2002, thereby seeking to re-open the finalisation order. This appeal was dismissed by the CESTAT by its order dated 2nd February, 2005, on grounds of delay and an appeal filed by the Department against the order of CESTAT dated 2nd February, 2005 was also dismissed by the Supreme Court vide its order dated 15th July, 2005.

The CESTAT by an order dated 18th June, 2004 allowed your Company's Appeals against the orders passed by the Commissioner of Central Excise, New Delhi during September, 1996 relating to the Show Cause Notices issued in respect of Parel factory. The Department has filed an appeal before the Supreme Court against the order dated 18th June, 2004 of the CESTAT, which is pending. Similar appeals filed by your Company against the orders passed by the Commissioner of Central Excise, New Delhi relating to the Show Cause Notices issued in respect of Munger factory are pending before CESTAT, Kolkata. As regards the Show Cause Notice in respect of Saharanpur factory, your Company has filed a writ petition in the Delhi High Court, which is pending.

Despite your Company having, as early as in the year 1986, paid the differential duty on account of notional interest on Security Deposit for excise valuation on cigarette clearances during the period 1st July, 1980 to 30th June, 1983 from Parel factory consequent to DG's order, the Excise Authorities were persisting with two more Notices, issued in 1983 and 1984 for a total sum of Rs.57.66 crores. These two Notices were also assigned to the Commissioner of Central Excise, Delhi, for investigation and adjudication. The Commissioner, Delhi, by his order dated 13th September, 1996 rejected your Company's contentions on maintainability of the Notices. By an Order dated 30th September, 1999, the Commissioner of Central Excise, Delhi has confirmed the demand in respect of these two Notices for only Rs.75.27 lakhs (as against Rs.57.66 crores originally proposed) which amount has been directed to be adjusted with the equivalent amount already paid by your Company pursuant to the DG's Order. By the said Order, a penalty of Rs.5 lakhs has also been imposed on your Company. The Company filed an Appeal before the CEGAT, Mumbai (subsequently transferred to the CEGAT, Delhi) against the said Order dated 30th September, 1999.

Similarly, though the Company's appeal in respect of the Show Cause Notice relating to Parel factory for Rs.41.51 crores was pending before the CEGAT, the Commissioner of Central Excise, Delhi by his order dated 29th December, 2000 raised a demand for Rs.5.96 crores or such higher amount as may be re-determined by the jurisdictional officer. By the same order the liabilities of the two contract manufacturers were roughly determined at Rs.83 lakhs and Rs.41 lakhs as against the differential duty of Rs.6.65 crores and Rs.2.89 crores respectively proposed in the said Show Cause Notice. Your Company and the contract manufacturers filed separate Appeals in the CEGAT, against the said Order of the Commissioner. The Department also filed an Appeal against the said Order dated 29th December, 2000 passed by the Commissioner, Delhi before the CEGAT, Delhi.

Prior to the order dated 29th December, 2000 passed by the Commissioner, Delhi, the Deputy Commissioner of Central Excise, Mumbai I, in compliance with the earlier orders of the Commissioner, Delhi, finalised the assessments relating to Parel factory by his Order dated 22nd September, 2000. In terms of the said order, a sum of Rs.87.83 lakhs as excise duty is shown to have been paid in excess by your Company. The Department's Appeal against the said order has been partially allowed as against which your Company filed an Appeal. All the Appeals filed by your Company against various proceedings connected with the finalisation of assessments for the period prior to March 1983 in respect of Parel factory, and the appeals filed by the two contract manufacturers, were allowed by the CESTAT vide its order dated 18th June, 2004 and the appeal filed by the Department was dismissed. As noted above, against this order of CESTAT, Department has filed an appeal before the Supreme Court, which is pending.

With respect to cigarettes and smoking mixtures cleared from the Munger factory, proceedings for finalisation pursuant to remand have resulted in the Deputy Commissioner's Orders dated 29th August, 2002 and 8th October, 2002 demanding Rs.13.09 crores and Rs.1.73 crores respectively which was confirmed by the Commissioner (Appeals), Patna vide his Orders dated 22nd December, 2004, against which the Company has preferred appeals before CESTAT, Kolkata, which is pending. Your Company, has made pre-deposits of Rs.2 crores and Rs.0.55 crore against the aforesaid demands at the stage when its appeals were pending before Commissioner (Appeals), Patna.

So far as the Kidderpore factory is concerned the Notices were set aside and all pre-March 1983 valuation disputes stand resolved pursuant to the finalisation of the provisional assessments.

In accordance with the law laid down by the CEGAT and upheld by the Supreme Court, the exorbitant duty demands under the aforesaid Show Cause Notices and orders on interpretation of Rule 5 of the Central Excise Valuation Rules, 1975 would stand virtually extinguished.

Although your Company in a spirit of settlement, paid the differential Excise Duty that arose out of the Order of the Director General as early as in March 1987, and although the Excise Department's aforesaid Demands had either been quashed or stayed, the Collectorates in Meerut, Patna and Bangalore, during the year 1995, filed criminal complaints in the Special Court for Economic Offences at Kanpur, Patna and Bangalore, charging your Company and some of its Directors and employees who were employed with your Company during the period 1975 to 1983 with offences under the Central Excises & Salt Act, 1944, purportedly on the basis of the Order of the Director General dated 10th April, 1986. Your Directors are advised that no prosecution would lie on the basis of the aforesaid Order of the Director General dated 10th April, 1986. In fact, the Special Court in Kanpur, which initially took cognisance of the complaints, subsequently, on applications filed by the individuals concerned, discharged them. Similar applications were filed by the individuals in the Special Court in Patna, which are pending. On applications moved by the individuals concerned, the Karnataka High Court, by its Order dated 31st August, 2001 quashed the complaint in so far as the said individuals are concerned. Following the Order passed by the Karnataka High Court, the Magistrate has quashed the Complaint by his Order dated 28th September, 2001. The Supreme Court has since dismissed an appeal filed by the Department against the order of the Karnataka High Court dated 31st August, 2001.

In all the above instances, your Directors are of the view that your Company has a strong case and the Show Cause, the Demand Notices and the Complaints are not sustainable.

Since your Company is contesting the above cases and contending that the Show Cause, the Demand Notices and the Complaints are not sustainable, it does not accept any liability in this behalf. Your attention is drawn to the Note 19(vii) in the Schedules to the Accounts and Note 19(v) in the Schedules to the Consolidated Financial Statements.

RECOVERY OF DUES FROM THE CHITALIAS AND ENQUIRY BY THE ENFORCEMENT DIRECTORATE

You are aware that your Company had secured from the District Court of New Jersey, USA, a decree for USD 12.19 million together with interest and costs against Suresh and Devang Chitalia of USA and their companies, and that the Chitalias had filed Bankruptcy Petitions before the Bankruptcy Court, Orlando, Florida, which are yet to be determined.

As explained in the previous reports of the Directors, though the Company has written off the exports dues in foreign exchange from the Chitalias with the approval of the Reserve Bank of India, your Company continues with its recovery efforts in the Indian suit against the Chitalia associates. The suit is in progress.

In the proceedings initiated by the Enforcement Directorate, pursuant to the Company's request for return of non-relied documents in possession of the Enforcement Directorate, the Directorate is presently in the process of returning non-seized non-relied documents. Meanwhile, in respect of some of the show cause memoranda issued by the Directorate, after hearing arguments on behalf of the Company, the appropriate authority has passed Orders in favour of the Company, and dropped those memoranda.

Meanwhile, the prosecutions launched by the Enforcement Directorate are pending.

TREASURY OPERATIONS

During the year, your Company's treasury operations continued to remain focused on proactively managing its temporary surplus liquidity and the increasing foreign exchange exposures within a well-defined risk management framework. The foreign exchange markets witnessed heightened volatility during the year in the wake of rising crude oil prices and action by the US Federal Reserve and the European Central Bank to increase their respective interest rates. Average forex exposures, comprising USD125 million of imports and USD175 million of exports were effectively managed through judicious hedging based on close monitoring of market movements.

The deployment of temporary surplus liquidity was primarily guided by the twin objectives of capital protection and return optimisation. Given the rising interest rate regime, most of the investments were made in liquid and floating rate schemes of Debt Mutual Funds. However, the year end tightness in the money market pushed up interest rates further, providing an opportunity to deploy part of the portfolio in high yielding bank fixed deposits and fixed term maturity plans of the Debt Mutual Funds. Commensurate with the large size of liquidity under management, treasury operations were backed by appropriate control mechanisms, including an independent check of 100% of the transactions by your Company's Internal Audit function.

TAXATION

As mentioned in the Report of the Directors of earlier years, the Company had obtained Stay Orders from the Honourable Calcutta High Court in respect of the Income Tax notices for re-opening the past assessments for the period 1st July, 1983 to 30th June, 1986. This status remains unchanged.

As also stated in the Report of the Directors of earlier years, in respect of similar Income Tax notices for re-opening the past assessments for the period 1st April, 1990 to 31st March, 1993, the Honourable Calcutta High Court had admitted the Writ Petitions and ordered that no final assessment orders be passed without the leave of the Court. This status also remains unchanged.

PUBLIC DEPOSITS

As at 31st March, 2006, your Company had unclaimed Fixed Deposits of Rs.22.33 lakhs. No fresh / renewed deposits were accepted during the financial year. There was no failure to make repayments of Fixed Deposits on maturity and the interest due thereon in terms of the conditions of your Company's Schemes. Reminders have been sent to 180 persons, who did not claim repayment of their deposits, which had become due, amounting to Rs.22.33 lakhs.

INVESTOR SERVICE CENTRE

The Investor Service Centre (ISC) of your Company, accredited with ISO 9001:2000 certification for its investor servicing, continues to provide efficient and high quality service through a trained and dedicated team of professionals supported by state-of-the-art infrastructure.

ISC conducted a Shareholder Satisfaction Survey during the year to formally assess its service level. The survey findings confirm a high degree of satisfaction with the services provided by ISC.

DIRECTORS

Mr. Yesh Pall Gupta, who represented the Life Insurance Corporation of India, resigned as Non-Executive Director of your Company with effect from 29th July, 2005. Mr. Ajeet Prasad, who represented the erstwhile Unit Trust of India / Specified Undertaking of the Unit Trust of India, also resigned as Non-Executive Director of your Company effective 28th October, 2005.

Mr. T. S. Vijayan, who was appointed by the Board of Directors as Additional Non-Executive Director of your Company with effect from 28th October, 2005, as representative of the Specified Undertaking of the Unit Trust of India, resigned effective 26th May, 2006.

Your Directors would like to record their appreciation of the services rendered by Mr. Gupta, Mr. Prasad and Mr. Vijayan.

Mr. Sunil Behari Mathur was appointed by the Board of Directors as Additional Non-Executive Director of your Company with effect from 29th July, 2005, as representative of the Life Insurance Corporation of India. Mr. Dinesh Kumar Mehrotra was also appointed by the Board of Directors as Additional Non-Executive Director of your Company with effect from 26th May, 2006, as representative of the Specified Undertaking of the Unit Trust of India.

By virtue of the provisions of Article 96 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956, Mr. Mathur and Mr. Mehrotra, Additional Non-Executive Directors, will vacate office at the ensuing Annual General Meeting of your Company and have filed their consent to act as Directors of the Company, if appointed. The Board of Directors of your Company at its meeting held on 26th May, 2006 recommended for the approval of the Members the appointment of Mr. Mathur and Mr. Mehrotra as Non-Executive Directors of your Company, liable to retire by rotation, for a period of five years from the date of the ensuing Annual General Meeting of the Company.

The Board of Directors of your Company at its meeting held on 28th October, 2005 recommended for the approval of the Members the re-appointment of Mr. Anup Singh as a Director, liable to retire by rotation, and also as Wholetime Director of the Company, for a period of three years with effect from 22nd March, 2007.

The Board of Directors at its meeting held on 26th May, 2006 recommended for the approval of the Members the re-appointment of Mr. Yogesh Chander Deveshwar as a Director, not liable to retire by rotation, and also as Wholetime Director and Chairman of the Company, for a period of five years with effect from 5th February, 2007.

Notices have been received from Members of the Company under Section 257 of the Companies Act, 1956 for the appointment / re-appointment of Mr. Mathur, Mr. Mehrotra, Mr. Singh and Mr. Deveshwar as Directors. Appropriate resolutions seeking your approval to their appointment / re-appointment are appearing in the Notice convening the 95th Annual General Meeting of the Company.

The Board of Directors at its meeting held on 28th October, 2005, extended, subject to the approval of the Members, the term of Mr. Sahibzada Syed Habib-ur-Rehman as a Wholetime Director of the Company by a period of three years from 21st March, 2006. Appropriate resolution seeking your approval to such extension is appearing in the Notice convening the 95th Annual General Meeting of the Company.

In accordance with the provisions of Article 91 of the Articles of Association of the Company, Dr. Basudeb Sen, Mr. Balakrishnan Vijayaraghavan and Dr. Ram S. Tarneja will retire by rotation at the ensuing Annual General Meeting of your Company and, being eligible, offer themselves for re-election. Your Board of Directors has recommended their re-election.

AUDITORS

The Auditors, Messrs. A. F. Ferguson & Co., retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment. Since not less than 25% of the subscribed Share Capital of your Company is held collectively by Public Financial Institutions, the re-appointment of Auditors is being proposed as a Special Resolution in accordance with Section 224A of the Companies Act, 1956.

CHANGES IN SHARE CAPITAL

During the year, the following changes were effected in the Share Capital of the Company:-

(i) Issue of Shares upon amalgamation

12,12,747 fully paid-up Ordinary Shares of Rs.10/- each (equivalent to 1,21,27,470 Ordinary Shares of Re.1/- each) were issued and allotted on 9th May, 2005 to the members of erstwhile ITC Hotels Limited (ITC Hotels) and Ansal Hotels Limited (Ansal Hotels) consequent upon amalgamation of ITC Hotels and Ansal Hotels with the Company.

(ii) Sub-division of Shares

Each Ordinary Share of the face value of Rs.10/- of the Company was sub-divided into 10 Ordinary Shares of the face value of Re.1/- each, with effect from 28th September, 2005.

(iii) Increase in Authorised Share Capital

The Authorised Share Capital of the Company was increased from Rs.300 crores to Rs.500 crores divided into 500,00,00,000 Ordinary Shares of Re.1/- each, with effect from 28th September, 2005.

(iv) Issue of Bonus Shares

125,17,12,290 Ordinary Shares of Re.1/- each, fully paid-up, were issued as Bonus Shares in the ratio of 1 Bonus Share for every 2 Ordinary Shares of Re.1/- each held on 28th September, 2005, being the Record Date fixed for the purpose. The allotment of such Bonus Shares was made on 5th October, 2005.

(v) Issue of Shares under the ITC Employee Stock Option Scheme

9,08,382 Ordinary Shares of Rs.10/- each (equivalent to 90,83,820 Ordinary Shares of Re.1/- each) and 41,990 Ordinary Shares of Re.1/- each, aggregating 91,25,810 Ordinary Shares of Re.1/- each, were issued and allotted upon exercise of 9,12,581 Options under the Employee Stock Option Scheme of the Company.

Consequently, the Issued and Subscribed Share Capital of your Company, as on 31st March, 2006, stands increased to Rs.375,51,78,860/- divided into 375,51,78,860 Ordinary Shares of Re.1/- each.

The new Ordinary Shares, issued during the year, rank pari passu with the existing Ordinary Shares of your Company.

EMPLOYEE STOCK OPTION SCHEME

It may be recalled that the Members, at the Extraordinary General Meeting held on 17th January, 2001, approved formulation of an 'Employee Stock Option Scheme' ('the Scheme') for the eligible employees of your Company and its Directors, and also for the eligible employees including Managing/ Wholetime Directors of subsidiary companies of your Company.

Details of the Options granted up to 31st March, 2006, and other disclosures as required under Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, are set out in the Annexure to this Report.

The Company's Auditors, Messrs. A. F. Ferguson & Co., have certified that the Scheme has been implemented in accordance with the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and the resolutions passed by the Members in this regard.

DIRECTORS' RESPONSIBILITY STATEMENT

As required under Section 217 (2AA) of the Companies Act, 1956, your Directors confirm having:

a) followed in the preparation of the Annual Accounts, the applicable Accounting Standards with proper explanation relating to material departures if any;

b) selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of your Company at the end of the financial year and of the profit of your Company for that period;

c) taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the

Companies Act, 1956 for safeguarding the assets of your Company and for preventing and detecting fraud and other irregularities; and

d) prepared the Annual Accounts on a going concern basis.

CONSOLIDATED FINANCIAL STATEMENTS

In accordance with Accounting Standard 21- Consolidated Financial Statements, ITC Group Accounts form part of this Report & Accounts. These Group Accounts also incorporate the Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India. These Group Accounts have been prepared on the basis of audited financial statements received from Subsidiary, Associate and Joint Venture Companies, as approved by their respective Boards.

OTHER INFORMATION

The certificate of the Auditors, Messrs. A. F. Ferguson & Co. confirming compliance of conditions of Corporate Governance as stipulated under Clause 49 of the Listing Agreement with the Stock Exchanges in India, is annexed. Particulars as required under Section 217(1)(e) of the Companies Act, 1956 relating to Conservation of Energy and Technology Absorption are also provided in the Annexure to this Report together with particulars of Employees as required under Section 217(2A) of the Companies Act, 1956.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements that involve risks and uncertainties. When used in this Report, the words "anticipate", "believe", "estimate", "expect", "intend", "will" and other similar expressions as they relate to your Company and/or its businesses are intended to identify such forward-looking statements. Your Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. This Report should be read in conjunction with the financial statements included herein and the notes thereto.

CONCLUSION

Your Company's Board and employees are inspired by their vision of sustaining ITC's position as one of India's most valuable companies through world-class performance, creating enduring value for all stakeholders, including the shareholders and the Indian society. Each business within the portfolio is continuously engaged in upgrading strategic capability to effectively address the challenge of growth in an increasingly competitive market scenario. The vision of enlarging your Company's contribution to the Indian economy is manifest in the creation of unique business models that foster international competitiveness of not only its businesses but also the entire value chain of which it is a part.

Propelled by this vision and powered by internal vitality, your Directors look forward to the future with confidence.

26th May, 2006
Virginia House
37 J L Nehru Road
Kolkata 700071
India

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

Statement as at 31st March, 2006, pursuant to Clause 12 (Disclosure in the Directors' Report) of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.

			2001	2002	2003	2004	2005	Total
a)	(i) Number of Options granted	:	3,39,119	6,27,070	9,99,115	8,57,208	9,72,433	37,94,945
	(ii) Number of Bonus Options allocated*	:	—	—	1,83,501	2,85,987	4,75,638	9,45,126
	(iii) Total number of Options granted / allocated	:	3,39,119	6,27,070	11,82,616	11,43,195	14,48,071	47,40,071
b)	(i) Pricing Formula	:	• During the period 2001 to 2004, Options were granted at the closing market price of the Ordinary Shares of the Company on the National Stock Exchange (NSE) on the date of grant of Options. • In 2005, Options were granted at the closing market price of the Ordinary Shares of the Company on NSE on the day preceding the date of grant of Options.					
	(ii) Exercise Price (Rs.)	:	779.95	617.90	679.90	880.45	1,531.65	—
	(iii) Adjusted Exercise Price on account of allocation of Bonus Options in respect of unvested Options (Rs.)	:	NA	NA	453.27	586.97	1,021.10	—
c)	Total number of Options vested	:	17,05,004					
d)	Total number of Options exercised	:	16,22,024					
e)	Total number of Ordinary Shares arising as a result of exercise of Options	:	16,17,825 Ordinary Shares of Rs.10/- each (equivalent to 1,61,78,250 Ordinary Shares of Re.1/- each) and 41,990 Ordinary Shares of Re.1/- each, aggregating 1,62,20,240 Ordinary Shares of Re.1/- each.					
f)	Total number of Options lapsed	:	2,76,801					
g)	Variation of terms of Options	:	Nil					
h)	Money realised by exercise of Options	:	Rs. 114.47 crores					
i)	Total number of Options in force	:	28,41,246 Consequent upon Sub-division of the Company's Ordinary Share from Rs.10/- to Re.1/-, each Option represents 10 Ordinary Shares of Re.1/- each.					
j)	Details of Options granted to i. Senior managerial personnel	:	As provided below					

	Name	Designation	No. of Options granted during the financial year**
1.	Y. C. Deveshwar	Executive Chairman	40,888
2.	S. S. H. Rehman	Executive Director	19,421
3.	A. Singh	Executive Director	19,421
4.	K. Vaidyanath	Executive Director	15,333
5.	P. B. Ramanujam	Non-Executive Director	6,814
6.	B. Sen	Non-Executive Director	6,814
7.	Ram S. Tarneja	Non-Executive Director	6,814
8.	B. Vijayaraghavan	Non-Executive Director	6,814
9.	S. M. Ahmad	Executive Vice President – Marketing, ITD	4,419

		Name	Designation	No. of Options granted during the financial year**
	10.	N. Anand	Divisional Chief Executive, HD	3,975
	11.	P. Banerjea	Executive Vice President – Finance & MIS, ITD	3,953
	12.	S. Basu	Executive Vice President, Internal Audit	3,850
	13.	S. Chandrasekhar	Senior Executive Vice President – Projects, Growth and Development, HD	3,407
	14.	B. B. Chatterjee	Executive Vice President & Company Secretary	4,906
	15.	P. Chatterjee	Executive Vice President & Corporate Financial Controller	4,436
	16.	C. Dar	Divisional Chief Executive, LRBD	4,293
	17.	P. V. Dhobale	Divisional Chief Executive, PSPD	4,415
	18.	K. N. Grant	Divisional Chief Executive, ITD	8,177
	19.	R. G. Jacob	Group Head, Research & Development	8,177
	20.	B. N. Malhotra	Executive Vice President – Projects, Agri Business	4,272
	21.	R. S. Naware	Divisional Chief Executive, FD	4,681
	22.	A. Nayak	Executive Vice President, Corporate Human Resources	8,177
	23.	T. V. Ramaswamy	Executive Vice President – Technical & HR, ITD	4,559
	24.	S. Janardhana Reddy	Divisional Chief Executive, Agri Business (Leaf Tobacco)	4,210
	25.	S. C. Rustagi	Executive Vice President, Corporate EHS	3,666
	26.	S. K. Singh	Executive Vice President – Manufacturing, PSPD	3,598
	27.	S. Sivakumar	Divisional Chief Executive, Agri Business	4,203
	28.	R. Srinivasan	Head, Paper & Packaging Group	8,177
	29.	K. S. Suresh	Company Solicitor	4,088
	30.	P. K. Talwar	Executive Vice President – Finance, PSPD	3,598
	31.	R. Tandon	Executive Vice President, Corporate Finance	4,117
	32.	K. S. Vaidyanathan	Senior Vice President, Corporate Affairs	8,177
	33.	P. K. Verma	Executive Vice President – Operations, HD	2,839
	ii.	Any other employee who received a grant in any one year of Options amounting to 5% or more of the Options granted during that year. :	None	
	iii.	Identified employees who were granted Options during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant. :	None	
k)		Diluted Earnings per Share (EPS) pursuant to issue of Ordinary Shares on exercise of Options calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'. :	Rs. 5.93	

l)	(i) Method of calculation of employee compensation cost.	:	The employee compensation cost has been calculated using the intrinsic value method of accounting to account for Options issued under the ITC Employee Stock Option Scheme. The stock-based compensation cost as per the intrinsic value method for the financial year 2005-06 is Nil.
	(ii) Difference between the employee compensation cost so computed at (i) above and the employee compensation cost that shall have been recognised if it had used the fair value of the Options.	:	Rs.22.86 crores comprising Rs.18.60 crores on account of Options granted in 2005 and Rs.4.26 crores on account of Options granted in 2004.
	(iii) The impact of this difference on profits and on EPS of the Company.	:	The effect of adopting the fair value method on the net income and earnings per share is presented below: **Net Income** — **Rs. in Crores** As reported — 2235.35 *Add*: Intrinsic Value Compensation Cost — Nil *Less*: Fair Value Compensation Cost (Black Scholes model) — 22.86 **Adjusted Net Income** — 2212.49 **Earning Per Share** — **Basic (Rs.)** — **Diluted (Rs.)** - As reported — 5.96 — 5.93 - As adjusted — 5.90 — 5.87
m)	Weighted average exercise prices and weighted average fair values of Options granted for Options whose exercise price either equals or exceeds or is less than the market price of the stock.	:	Options in 2005 have been granted at a price which equals the market price of the Company's share preceding the date of grant. Weighted average exercise price : Rs.1,021.10 *(Adjusted for Bonus Issue 1:2)* Weighted average fair value : Rs.266.52
n)	A description of the method and significant assumptions used during the year to estimate the fair values of Options.	:	The fair value of each Option is estimated using the Black Scholes Option Pricing model after applying the following key assumptions: (i) Risk-free interest rate — 6.51% (ii) Expected life — 3.55 years (iii) Expected volatility — 27.85% (iv) Expected dividends — 2.46% (v) The price of the underlying share in market at the time of Option grant *(Adjusted for Bonus Issue 1:2)* — Rs.1,047.13

* *Pursuant to the Shareholders' approval at the last Annual General Meeting held on 29th July, 2005 for issue of Bonus Shares in the ratio of 1 Bonus Share for every 2 Ordinary Shares, Bonus Options were allocated during the year on unvested Options in the same ratio (for the previous year shown under respective columns), in accordance with the Employee Stock Option Scheme of the Company read with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999.*

** *Excludes Bonus Options allocated.*

Expansion of abbreviations used:

ITD	-	India Tobacco Division
HD	-	Hotels Division
PSPD	-	Paperboards & Specialty Papers Division
LRBD	-	Lifestyle Retailing Business Division
FD	-	Foods Division

On behalf of the Board

Y.C. DEVESHWAR *Chairman*

Kolkata, 26th May, 2006

K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

FOR THE FINANCIAL YEAR ENDED 31ST MARCH, 2006

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed throughout the year and in receipt of remuneration aggregating Rs. 24,00,000/- or more per annum.								
Ahmad S M	52	Executive V.P., Marketing (ITD)	46,06,782	18,21,540	M.A.	29	06.03.1980	ANZ Grindlays Bank, Plc.
Ahmed Riaz	50	Div. Fin. Controller (HD)	25,00,144	11,77,426	B.Com., F.C.S., A.I.C.W.A., A.C.I.S. (UK)	26	23.01.1986	@
Anand Gautam	48	V.P., Operations, Support & Quality (HD)	25,01,918	10,27,910	B.A. (Hons.)	26	16.03.1994	@
Anand Nakul	49	Div. Chief Executive (HD)	57,47,289	22,24,710	B.A. (Hons.)	26	01.12.1979	@
Awasty Raveesh	50	General Manager, T & RA (ITD)	24,62,142	11,70,263	M.A., M.B.A.	24	01.02.2004	Zee Telefilms Ltd., CEO (Siticable & DTH)
Balaji L N	44	General Manager, Corporate Strategic Planning	31,94,098	12,92,330	B.Com., F.C.A.	21	17.06.1985	Nil
Banerjea P	53	Executive V.P., Finance & MIS (ITD)	33,27,443	15,68,223	B.Sc., M.Sc., F.C.A., F.I.C.W.A.	26	01.10.1982	Shaw Wallace & Co. Ltd., Financial Accountant
Banerjee Subhatosh	59	Dy. Company Solicitor	24,25,878	9,80,568	B.A. (Hons.), M.A., LL.B.	37	01.08.1985	Smith Stanistreet Pharm. Ltd., Law Officer
Basu S	54	Executive V.P., Internal Audit	34,97,791	14,64,837	A.C.A., F.C.A. (Eng. & Wales)	36	02.01.1978	Whinney Murray & Co., London, Audit Asst.
Batra Rakesh	42	Services on Loan to Subsidiary Co.	26,53,989	10,47,553	B.Com. (Hons.), F.C.A.	23	01.09.1986	Nil
Bhalla A	56	V.P., Quality, Learning & Six Sigma (HD)	24,30,753	10,15,722	Dip. in H.M.C.T.	33	16.08.1989	@
Bhandari R	44	General Manager, ITC Sonar Bangla Sheraton (HD)	28,62,669	13,05,388	B.Com. (Hons.), Dipl. in Hotel Mgmt.	20	01.04.2002	@
Bhatnagar M S	54	V.P., Finance (HD)	30,64,361	13,13,899	B.Sc., M.B.A.	32	01.01.1975	@
Biddappa K C	53	V.P., Marketing and R&D (AB, LT)	30,78,429	10,36,954	B.Sc. (Ag)	28	06.02.1978	Nil
Chand A	41	General Manager, Marketing & Retail Operations (LRBD)	35,12,253	14,15,154	B.A., M.B.A.	18	01.06.1988	Godfrey Philips (I) Ltd., Mktg. Exec.
Chandrasekhar S	53	Sr. Executive V.P. - Proj., Growth & Development (HD)	48,28,536	20,05,918	B.Sc., F.C.A.	28	01.01.1978	@
Chatterjee B B	53	Executive V.P. & Company Secretary	43,68,173	21,61,261	B.Com. (Hons.), F.C.A., F.C.S., LL.B.	28	16.05.1983	Wacsgen, Deputy Mgr.
Chatterjee P	56	Executive V.P. & Corporate Financial Controller	43,61,896	17,12,454	B.Com. (Hons.), F.C.A.	34	16.09.1974	Macneill & Barry Ltd., Accountant
Dar C	50	Div. Chief Executive (LRBD)	41,46,815	17,33,315	B.Tech. (Hons.), P.G.D.M.	27	01.05.1981	Tata Eng. & Loco. Co., Shift Supvr.
Dar Harsh	42	General Manager, Trade Marketing & Distribution (ITD)	32,82,236	13,28,791	B.Com. (Hons.), M.B.A.	19	01.07.1987	Nil
Das C S	50	SBU Chief Executive (GGSB)	31,72,978	12,73,500	B.Tech. (Hons.), M.B.A.	26	15.04.1980	Larsen & Toubro Ltd., Trainee
Deveshwar Y C	*59*	*Executive Chairman*	*2,92,28,577*	*1,30,13,444*	*B.Tech. (Mech.)*	*37*	*11.02.1994*	*Air India Ltd., Chairman & M.D.*
Dhalewadikar S V (Dr)	52	Chief Scientist (ITD)	32,30,841	13,37,099	B.Sc., M.Sc., Ph.D.	24	03.03.2003	Hindustan Lever Ltd., Development Mngr.
Dhobale P V	50	Div. Chief Executive (PSPD)	42,83,768	14,78,625	B.Tech. (Chem.)	29	01.07.1977	Nil
Dutta Saradindu	46	General Manager, Corporate Accounts	26,62,395	10,00,631	B.Com. (Hons.), M.Com., A.C.A.	24	01.12.1982	Organon (I) Ltd., Trainee Accounts
Dwivedi Praveen	45	Branch Manager (ITD)	27,97,875	11,53,553	B.Com. (Hons.), M.Com., I.C.W.A. (Inter)	21	01.06.1985	Nil
Fonseka Nalin	42	Executive Pastry Chef, ITC Maurya Sheraton (HD)	35,17,608	17,62,200	Dip. in Hotel Mgmnt., Dip. in Sugar Craft	24	15.06.2002	Pastry Chef. Sun Intl. Resorts, Mauritius
Gadhok M S	47	Category Manager - RTE (FD)	25,90,480	9,95,473	B.Tech., M.B.A.	26	01.06.1980	Nil
Ganesan M	43	V.P., Finance (AB, LT)	29,88,941	12,12,991	B.Com., A.C.A., A.C.S.	20	01.03.1986	Nil
Ganesh D	56	General Manager, Product Development (ITD)	34,49,731	13,56,846	B.E., D.M.S., Memb. Inst. of Standards Engrs.	33	19.11.1979	Metal Box (I) Ltd., Foreman
Ganeshkumar S	38	Category Manager, Staples (FD)	26,05,738	10,47,641	B.E.	14	14.12.1991	Nil
Gopal Rajeev	45	SBU Chief Executive (Matches)	31,07,004	12,50,257	B.E. (Hons.)	23	01.11.1982	Nil
Grant K N	48	Div. Chief Executive (ITD)	68,75,471	24,05,340	B.A. (Hons.), M.B.A.	27	02.06.1980	DCM Ltd., Mgmt. Trainee

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Guha Sumitro	44	Branch Manager (ITD)	26,85,101	9,76,720	B.Tech.	23	03.08.1992	Tata Consulting Engineers, Sr. Asst. Engr.
Gupta P	49	General Manager, Corporate Taxation	31,67,013	16,61,489	B.Com. (Hons.), A.C.A., D.M.A. (I.C.A.)	26	15.02.1989	Hindustan Lever Ltd., Group Audit Mgr.
Haksar Dipak	48	General Manager, ITC Maurya Sheraton (HD)	26,60,126	13,07,902	B.Com. (Hons.)	28	01.09.1977	@
Jacob R G	60	Group Head, Research & Development	69,21,290	22,82,312	B.Tech.	39	15.09.1967	Nil
Janardhana Reddy S	57	Div. Chief Executive (AB, LT)	43,06,273	16,59,910	B.Sc. (Ag.)	33	27.12.1972	Nil
Jha H M	59	General Manager, Corporate Human Resources	33,95,107	13,78,191	B.A. (Hons.), P.G.D.P.M. & I.R.	28	12.01.1978	@
Katre V	56	V.P., Classic Golf Resort (HD)	25,49,658	10,86,084	M.A.	33	01.11.1979	@
Kaul Sandeep	39	General Manager, FMCG Projects (ITD)	29,43,591	12,15,889	B.E., P.G.D.M.	16	01.06.1990	Nil
Keshava S	47	General Manager - Marketing , TQM (ITD)	30,44,505	11,79,020	B.Com. (Hons.)	26	03.10.1989	SAS Chemicals Pvt. Ltd., Director
Kumar Suresh	48	V.P., ITC Hotels (HD)	25,78,850	11,22,134	B.Sc.	26	01.12.1979	@
Lakshminarayanan N	55	V.P., Corp. Projects	25,73,108	13,17,644	B.Com. (Hons.), F.C.A.	31	19.06.1978	Coromandel Leathers (P) Ltd., Chief Accounts Officer
Lall U	55	Services on Loan to Tobacco Institute of India	41,18,309	16,43,122	B.A. (Hons.)	34	03.01.1972	PARCO, Officer on Spl. Duty
Malhotra B N	60	Executive V.P., Projects (AB)	40,20,940	15,43,753	B.Tech., M.Tech., P.G. Dip. in Soil Mec.	34	17.03.1975	ITDC, Asst. Engr.
Malik Hemant	39	General Manager, Marketing (FD)	34,71,254	13,27,003	B.A., M.B.A.	17	01.06.1989	Nil
Marchetti Bill	52	Chef - Italian Cuisine, ITC Maurya Sheraton (HD)	44,30,526	21,37,790	Specialisation in Italian Cuisine	36	25.09.2001	Marchetti's Latin Restaurant
Mathur R P	58	Manager, Corporate HR	24,53,275	9,30,741	B.E., M.M.S.	35	03.05.1971	Nil
Mathur Rakesh	54	President, WelcomHeritage Hotels (HD)	26,68,873	10,92,457	B.A. (Eco.), Dip. in H.M.C.T.	31	16.06.2004	@
Mukerji Arup K	47	Services on Loan to Subsidiary Co.	35,39,866	15,36,294	B.Com. (Hons.), A.C.A.	24	01.11.1982	Gupta Chowdhury & Ghose, Jr. Officer
Mukherjee P	44	Audit Manager	24,19,958	10,90,057	B.Com. (Hons.), A.C.S., A.C.A.	19	01.09.1987	Khanna & Annadhana Ch. Accountants, Asst. Audit
Naware R S	56	Div. Chief Executive (FD)	51,67,183	15,76,024	B.Tech., M.M.S.	33	01.07.1974	Otis Elevator Co. (P) Ltd., Mgmt. Trainee
Nayak Anand	54	Executive V.P., Corporate Human Resources	64,44,506	26,12,893	B.Sc., P.G.D.I.R.	33	14.05.1973	Nil
Noronha A R	52	V.P., Tech., Proj. & EHS (HD)	29,34,762	12,66,537	B.E. (Elec.)	28	01.05.1978	@
Parasuram R	47	V.P., Finance (ITD)	32,23,983	13,41,024	B.Com. (Hons.), A.C.A.	24	15.09.1982	Nil
Pathak Arun	46	V.P., Finance, IT, Procurement & Logistics (FD)	37,52,479	14,39,563	B.Com. (Hons.), F.C.A.	23	20.06.1983	Nil
Philipose P S	55	Services on Loan to an Associate Co.	26,54,549	10,09,639	B.Sc. (Hons.), M.B.A.	34	01.01.1995	VST Industries Ltd., G.M. Mktg. & Sales
Prasad K T	50	V.P., Human Resources (AB)	29,00,664	12,66,393	M.A. (P.M., IRLW) Pg. Dip. Sp. P.L.M.	26	01.06.1999	ITC Agro Tech., G.M. (HR)
Prasad N V S S V	59	V.P., Processing & Tech. (AB, LT)	31,03,564	11,46,075	M.Tech., F.I.E.	34	19.01.1972	Nil
Puri R	53	Services on Loan to an Associate Co.	27,79,994	11,65,551	B.Com. (Hons.), A.C.A.	28	16.01.1979	B.M Chatrath, Audit Sr.
Quing Liang Xiao	44	Chinese Chef, ITC Grand Maratha (HD)	35,12,487	17,06,448	Cooking School of Beijing Tourism, Specialised in Chinese Cooking	23	16.04.1999	The Great Wall Sheraton, Beijing
Raghavaiah K V	59	General Manager, Corporate Human Resources	36,33,843	14,53,580	B.A., P.G.D.P.M., I.R. & L.L.	40	01.09.1985	Coromandel Fertilisers Ltd., Asst. Mgr. (Pers. & Ind. Relations)
Rai R K	43	Chief Commodity Trader (AB)	36,79,714	15,19,399	B.A. (Mktg.), P.G.D. in Export & Imports	23	16.08.1990	Britannia Industries Ltd., Commercial Officer

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Rajasekharan V M	47	SBU Chief Executive (Agarbattis)	24,52,124	9,52,484	B.E.	26	01.06.1986	MM Rubber Co. Ltd., Sales Manager
Rajesh V L	38	Category Manager-Confectionary (FD)	27,57,937	11,38,476	B.Sc., M.B.A.	16	01.06.1990	Nil
Rajiv Mohan D V R	40	General Manager, Exports (AB, LT)	24,82,375	10,01,272	B.Com., M.B.A.	18	22.08.1988	Nil
Rajput A K	50	V.P., Corporate Affairs	31,25,050	13,04,223	B.Com., M.B.A.	30	10.04.1976	Nil
Raju G M K	48	SBU Chief Executive (PPB)	32,44,888	12,90,058	B.Tech.	26	13.06.1980	Nil
Ramaswamy T V	54	Executive V.P., Technical & H.R. (ITD)	46,36,994	17,65,765	B.E., M.M.S.	32	01.07.1974	Nil
Rangrass S	45	General Manager, Operations (ITD)	37,41,877	14,72,618	B.Tech.	24	01.07.1982	Nil
Rao A K	55	General Manager, Technology Centre (ITD)	29,50,901	10,68,948	B.Tech. (Hons.)	34	15.05.1972	Nil
Rao M Balachandra	56	Manager, Audit & Training	24,09,915	9,18,088	B.Com. (Hons.), P.G.D.B.M.	32	08.05.1974	Nil
Rastogi Mukul	38	Div. Manager, HR (LRBD)	25,00,705	10,71,638	B.A., M.A.	17	01.06.1989	Nil
Rehman S S H	62	Executive Director	1,41,49,198	64,36,388	Graduate, Indian Army	42	21.11.1997	@
Rustagi S C	57	Executive V.P., Corporate EHS	37,39,939	17,53,343	B.Sc., P.G.D.(Engg.)	34	10.02.1983	Sriram Fertilisers & Chemicals, Mech. Engr.
Sarma C V	44	V.P., Finance (AB)	30,18,707	14,20,538	B.Com., A.I.C.W.A, A.C.A., A.C.S., P.G.D.M.	18	03.05.1993	Nil
Sengupta P	48	V.P., Finance & MIS (LRBD)	29,59,291	12,56,872	B.Sc. (Hons.), A.C.A.	24	01.07.1987	Indian Aluminium Co. Ltd., Finance Officer
Senguttuvan R	44	General Manager, Works (PPB)	24,60,913	10,12,863	B.E., P.G.D.M.	20	27.05.1991	Asian Paints Ltd., Purchase Exec.
Singh A	61	Executive Director	1,35,66,605	59,16,119	B.Tech. (Hons.)	38	01.03.1968	Nil
Singh Kavinder	41	Category Manager - Biscuits (FD)	36,22,077	13,42,229	B.Tech.	20	14.02.1992	Asian Paints Ltd., Plant Engg. Exec.
Singh S K	49	Executive V.P., Manufacturing (PSPD)	38,41,049	16,62,077	B.Tech. (Chem.)	29	21.06.1977	Nil
Sivakumar S	45	Div. Chief Executive (AB)	43,06,403	19,37,250	B.Sc., P.G. Dipl. in Rural Mgmt.	23	18.09.1989	Gujarat Co-op Oil Seeds Growers' Fed. Ltd., Mgr. Mktg.
Sridhar R	47	General Manager, Human Resources (ITD)	33,31,939	13,06,374	B.Sc., P.G. Dipl. in P.M. & I.R.	24	01.06.1982	Nil
Srinivasan R	54	Head, Paper & Packaging Group	69,02,141	24,66,153	B.Tech. (Hons.)	32	10.09.1974	Nil
Sule Sandeep	40	District Manager - West (ITD)	24,99,042	10,134,99	B.Com. (Hons.), M.I.B.	16	16.07.1990	Bayer India Ltd., Mgmnt. Trainee
Sumant B	42	Category Manager - Snacks (FD)	35,10,563	13,26,159	B.E.	20	20.01.1986	Nil
Suresh G K	35	District Manager - South (ITD)	24,24,201	8,51,636	B.E., P.G.D.B.M.	12	01.06.1995	Tata Elxsi Ltd., Customer Support Exec.
Suresh K S	46	Company Solicitor	48,05,411	19,80,967	B.A., B.L., P.G.D.P.M., I.R. & L.W.	23	01.09.1990	Chambers of Sri C.S. Venkata Subramaniam, Advocate
Suresh Karanam N	53	Senior Specialist (ITD)	30,79,394	12,20,674	B.Sc., M.Sc.	31	01.03.1977	Flavours & Essence Pvt. Ltd., Flavour Technologist
Talwar P K	58	Executive V.P., Finance (PSPD)	35,27,504	15,12,785	B.Sc., F.C.A.	34	26.06.1989	Nagarjuna Hire Purchase Ltd., President
Tandon A K	55	Solicitor	28,43,533	12,38,056	B.Sc., LL.B., A.C.S.	31	01.09.1982	Legal Practice
Tandon R	52	Executive V.P., Corporate Finance	43,14,250	16,64,994	B.Sc., A.C.A.	28	01.01.1987	Triveni Handlooms Ltd., Finance Mgr. & Secy.
Tyagi Shailender	47	V.P., Marketing (AB)	28,99,800	12,82,522	B.Sc., M.Sc., Dip. in Mktg. Mgmt.	24	01.02.1982	Nil
Vaidyanath K	56	Executive Director	1,08,56,673	47,72,046	B.Com. (Hons.), M.B.A.	33	16.01.1976	Shriram Refrigeration Industries Ltd., Mgmt. Trainee
Vaidyanathan K S	66	Senior V.P., Corporate Affairs	70,04,354	26,45,368	B.Com. (Hons.)	43	08.10.1982	T.V.S. Southern Roadways Ltd., Resident Mgr.
Verma P K	59	Executive V.P. - Operations (HD)	36,29,046	15,06,122	B.Sc. (Chem. Tech.), M.B.A. Dipl. in Hotel Mgmt.	34	31.01.1986	@
Verma S	47	Services on Loan to Subsidiary Co.	44,65,749	24,10,284	B.E.	24	01.11.1981	Nil
Wanchoo Siddarth	45	General Manager, Brands (ITD)	32,15,103	12,74,027	B.Com. (Hons.)	26	19.10.1981	Nil

Particulars of Employees under Section 217(2A) of the Companies Act, 1956 and forming part of the Report of the Directors

Name	Age	Designation/ Nature of Duties	Gross Remuneration (Rs.)	Net Remuneration (Rs.)	Qualifications	Experience (Years)	Date of Commencement of Employment	Previous Employment/ Position Held
1	2	3	4	5	6	7	8	9
Employed for a part of the year and in receipt of remuneration aggregating Rs. 2,00,000/- or more per month.								
Arora Promodit Kumar	60	Project Engineer (ITD)	11,71,661	7,80,494	D.M.E.	38	01.05.1973	BHEL, Hardwar, Charge Maint
Chandrasekharan L C	51	Chief Scientist, Research & Tech. Innovation	29,12,646	17,99,515	Ph.D.	24	01.10.2005	GE India, Director Mfg. Engg.
Dubey S R	58	V.P., Coporate EHS	6,70,162	4,52,187	B.Sc.	34	01.07.1993	ITC- BPL Ltd., Chief Engineer
Favre Gilles	34	Executive Pastry Chef, ITC Maurya Sheraton (HD)	2,08,564	91,452	HACCP Trng. Johnson & Wales Univ., Cert. in Pastry, Confectionary, Chocolate & Ice Cream	15	17.03.2006	Sheraton Grande Walkerhill Hotel & Casino, Seoul
George J	58	Asst. Manager, F&B Support (HD)	2,15,150	1,77,144	Dip. in H.M.C.T.	34	15.05.1980	@
Ghosh Subrata	60	Asst. Research Manager (ITD)	6,23,171	4,67,837	B.Sc. (Hons.)	40	02.08.1965	Ruttonjee & Co., Trainee Chemist
Mulla Ajit Narain	49	Div Manager - Organisational Dev. (ITD)	9,57,753	6,23,044	B.A. (Hons.), M.A.	23	01.07.1982	Nil
Nanukuttan Thyil N	60	Manager - Maintenance (ITD)	4,68,339	4,02,943	D.M.E.	41	15.05.1985	IAF, WO
Rao A Koteswara	60	Processing Manager (AB, LT)	7,21,647	5,26,089	L.M.E.	29	05.02.1982	S H K P Oil Mills, Foreman
Rao D Panduranga	60	Production Manager (AB, LT)	18,04,519	10,73,914	D.A.E.	38	30.01.1973	Singareni Collieries, Technical Asst.
Rao Prakash	60	Business Head - Spices (AB, LT)	12,76,688	6,99,740	B.Com. (Hons.)	41	18.01.1971	HAL, Accountant
Sarma E R K	60	Factory Manager (AB, LT)	23,21,394	12,04,871	B.E.	35	23.07.1974	IDPL, Chargeman
Sukumar Vijay	43	Product Development Specialist (FD)	12,21,739	6,00,204	B.Tech., M.S., Ph.D.	13	09.09.2003	General Mills India, G.M. (R & D)
Venkateswaran Krishnan	46	Chief Scientist, NBDC (ITD)	27,97,007	16,48,181	B.Sc., M.Sc., Ph.D.	21	05.05.2005	Hindustan Lever Ltd. Head - Skin Cleansing & Care
Venkatramani S H	49	Head, Corp. Communications	15,55,412	6,60,029	B.A., M.A.	23	01.08.1999	Ranbaxy Labs. Ltd., Director - Corp. Affairs

Abbreviations denote :

ITD	:	India Tobacco Division
PSPD	:	Paperboards & Specialty Papers Division
PPB	:	Packaging & Printing SBU
LRBD	:	Lifestyle Retailing Business Division
AB	:	Agri Business
AB, LT	:	Agri Business, Leaf Tobacco
FD	:	Foods Division
HD	:	Hotels Division
GGSB	:	Greeting, Gifting & Stationery Business

Notes :

1. Gross remuneration comprises salary, allowances, medical reimbursement, rent /costs on accommodation, leave travel assistance, Company's contribution to provident, pension and gratuity funds, monetary value of other perquisites computed on the basis of the Income Tax Act and Rules, leave encashment and performance bonus, where applicable. With respect to those employed for a part of the year, such remuneration also includes leave encashment upon separation.
2. Net remuneration comprises cash income less : a) income tax, surcharge and education cess deducted at source.
   b) manager's own contribution to Provident Fund.
3. All appointments are/were contractual in accordance with terms and conditions as per Company rules.
4. None of the above employees is a relative of any Director of the Company.
5. @ Previously employed with ITC Hotels Ltd. which was merged with the Company on March 23, 2005.

On behalf of the Board

Y.C. DEVESHWAR *Chairman*

Kolkata, 26th May, 2006 K. VAIDYANATH *Director*

ANNEXURE TO THE REPORT OF THE DIRECTORS

CONSERVATION OF ENERGY

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

a) Energy conservation measures taken :

All units in the Company continued the endeavour to improve specific energy consumption, a measure of energy used per unit of consumption. Some of the measures taken are:

i) Replacement of motors / pumps / lighting with energy efficient models and installation of variable speed drives.
ii) Installation of Rotary UPS, resulting in lower HSD consumption.
iii) Use of solar water heating system for boiler feed water.
iv) Installation of heat pipes for Air Handling Units & Treated Fresh Air units.
v) Use of Bio-refining Enzymes in pulping process.
vi) Optimisation in fans / pumps designs to meet actual system demands.
vii) Replacement of fresh water with recycled effluent in paper machine vacuum pumps.
viii) Installation of natural ventilation system in paper machine buildings.
ix) Replacement of stand-alone compressors with centralised air compressor.
x) Water audits for optimising consumption & re-use.
xi) Installation of energy efficient air diffusers in sewage treatment plants.
xii) Modernisation of air conditioning systems.
xiii) Optimisation of steam generation and condensate recovery systems.
xiv) Process changes in pulping process to achieve energy efficiency.
xv) Optimisation of electrical distribution system and reactive compensation control.
xvi) Maximising heat recovery from processes.

b) Additional investments and proposals, if any, being implemented for reduction of consumption of energy:

Energy conservation in ITC is a continual process and some of the additional measures under implementation across different ITC units include:

i) Installation of energy efficient chiller using waste heat.
ii) Provision of Earth Air Tunnel for conditioning fresh air intake to reduce chiller load.
iii) Installation of LED lights for building neon signs.
iv) Solar lighting for building exteriors and solar panels for hot water generation.
v) Replacement of calender machines in hotel laundries by more efficient ones.
vi) Bio-mass gassifier for fuel oil replacement in lime-kiln.
vii) Water conservation by re-use / recycling.
viii) Installation of energy efficient pumps, motors & variable speed drives.
ix) Monitoring & control system for compressors & auxiliaries.
x) Low temperature heat recovery from paper machines through heat-pipe exchangers.
xi) Improvements to reduce heat gain / cooling losses from building envelopes.

c) Impact of measures of (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

Energy conservation measures initiated across the Company's businesses have resulted in significant savings and have helped partially offset the inflationary trend in fuel / electricity costs. Business wise specific energy consumption figures indicate very competitive performance. The energy savings have also helped the Company reduce total Carbon Dioxide emissions.

A) POWER AND FUEL CONSUMPTION

	For the Year ended 31st March, 2006	For the Year ended 31st March, 2005
Relating to Paperboards & Paper		
1. Electricity (Excluding Consumption in Colony)		
a) Purchased		
Units (KwH in Lakhs)	380	547
Total Amount (Rs. in Lakhs)	1995	2506
Rate / Unit (Rs.)	5.25	4.58
b) Own Generation		
i) Through Diesel Generation Unit (KwH in Lakhs)	10	29
Units per Litre of Diesel Oil	3.03	3.08
Cost / Unit (Rs.)	9.73	8.13
ii) Through Steam Turbine/Generator		
Units (KwH in Lakhs)	3244	3007
Units per Kg. of Coal	1.82	1.78
Cost / Unit (Rs.)	1.59	1.45

	For the year ended 31st March, 2006			For the year ended 31st March, 2005		
	Process	Power	Total	Process	Power	Total
2. Coal (Specify Quantity & Where Used) (Grades 'C' ROM & 'E' ROM)						
Quantity (M.T.)	198793	178396	377189	151944	169122	321066
Total Cost (Rs. in Lakhs)			7072			5447
Average Rate (Rs. per M.T.)			1874.79			1696.60
3. Furnace Oil						
Quantity (KL)			8683			8380
Total Amount (Rs. in Lakhs)			1339			1007
Average Rate (Rs. / KL)			15417.87			12012.82
4. Others / Internal Generation (De-oiled Bran & Saw Dust, etc.)						
Quantity (M.T.)			64073			51808
Total (Rs. in Lakhs)			839			715
Rate / Unit (Rs.)			1309.76			1379.61

	For the year ended 31st March, 2006			For the year ended 31st March, 2005		
	Process	Power	Total	Process	Power	Total
5. Others / Internal Generation (LP Gas)						
Quantity (M.T.)			874			200
Total (Rs. in Lakhs)			275			52
Rate / Unit (Rs.)			31454.01			25967.41

B) CONSUMPTION PER UNIT OF PRODUCTION

	For the Year ended 31st March, 2006	For the Year ended 31st March, 2005
Products (Paper in M.T.)	399337	329278
Electricity (KwH)	1016	1092
Coal B/C/D/E/F Grades (M.T.)	0.50	0.46
Furnace Oil (Litre)	22	26
Others – De-oiled Bran & Saw Dust, etc. (M.T.)	0.163	0.157

TECHNOLOGY ABSORPTION

INFORMATION UNDER SECTION 217(1)(e) OF THE COMPANIES ACT, 1956 READ WITH COMPANIES (DISCLOSURE OF PARTICULARS IN THE REPORT OF BOARD OF DIRECTORS) RULES, 1988 AND FORMING PART OF THE DIRECTORS' REPORT

Research & Development

1. **Specific areas in which R & D was carried out by the Company:**
   - i) Development, testing and specification setting of packaging materials.
   - ii) Analysis of raw materials and finished products for various types of fatty acids.
   - iii) Development of hybrids using high yielding 'Bhadrachalam' clones with other Eucalyptus species having superior fibre properties.
   - iv) Collaborative research on Bamboo with Tamil Nadu Agricultural University (TNAU), Coimbatore.
   - v) Development of Flexible Laminate for different food packaging.
   - vi) Development of UV Inks & Varnishes for in-line manufacture by Packaging & Printing business.
   - vii) Experiments on the accumulation of neutral volatile compounds imparting flavour and their profiling in the newly identified Flue Cured tobacco region.
   - viii) Designing seed production protocols using CMS sources for the production of superior tobacco hybrids.
   - ix) Formulation and evaluation of Organic Agricultural inputs to enhance farm productivity, crop quality and for other such applications.
   - x) Development of agronomic practices for the optimum use of irrigation water and fertilizers.

2. **Benefits derived as a result of the above R & D:**
   - i) Cost reduction, import substitution and strategic resource management.
   - ii) Quality evaluation of finished products and raw materials, thereby setting standards for quality testing process for outsourced manufacturing units.
   - iii) Benchmarking studies for comparative evaluation of ITC products vis-a-vis competition.
   - iv) Ensuring product quality.
   - v) Entering new market segments.
   - vi) Meeting fibre needs indigenously and to reduce imports.
   - vii) Developing new fibre sources.
   - viii) Development of UV Products.
   - ix) The flavourful tobacco experiments in the identified micro zones have demonstrated that globally sought after flavourful styles can be produced in India. This could be a premium segment in the product portfolio of domestic and export markets, besides a new crop option to enhance farm returns.
   - x) The successful large-scale hybrid trials have offered the first series of commercially viable CMS Flue Cured hybrid tobacco in India, with superior quality and higher productivity.
   - xi) 'Wellgro' series of plant-based formulations have established significant improvement in the productivity and product quality of select agricultural crops tested across the country. Also, vermi-compost technologies developed for small and medium farmers enhance the organic matter content in the soil. Integrated Pest Management strategies and the development of plant-based formulations against stored product pests avoid the use of synthetic chemicals and thereby lead the way for organic products.
   - xii) Optimising yields and maximising resource efficiency.

3. **Future Plan of Action:**
   - i) Identify factors for the improvement of manufacturability and flavour amplitude in Indian tobaccos.
   - ii) Reducing packaging weight / volume and recycling of materials.
   - iii) Implementation of HACCP at all Foods business-manufacturing units.
   - iv) Roll out of new range of differentiated products of international quality.
   - v) Continue research on genetic improvement of Eucalyptus, Subabul, Bamboo and other pulpwood species.
   - vi) Development of paperboard varieties for specific end-use applications.
   - vii) Improvement of process and resource use efficiencies.
   - viii) Development of Flexible Pouches.
   - ix) Development of solution for in-line manufacturing for Coupon Inserts.
   - x) Development of Foil Stamping in PCT.
   - xi) Scaling up of the operations in new growth zone with tobacco crop development strategy to achieve a sizeable volume of flavourful styles, with high-end agronomy solutions.
   - xii) Establish new growing regions in southern Orissa and northern Andhra Pradesh with the introduction of appropriate new varieties to produce superior styles of Burley tobacco.

xiii) Enlarge the scope of Organic Agri-inputs options including the use of agriculturally important micro-organisms and offer a total solution package to the farmers addressing the crop protection and crop quality requirements.

		For the Year ended 31st March, 2006
4.	**Expenditure on R & D :**	**(Rs. in Lakhs)**
i)	Capital	1954
ii)	Recurring	3474
iii)	Total	5428
iv)	Total R & D Expenditure as a % of	
	- Gross Turnover	0.33
	- Net Turnover	0.55

Technology Absorption, Adoption and Innovation

i) Import substitution of expanded tobacco.

ii) Radio Frequency Identification Device system for maintaining product integrity in cigarette manufacturing.

iii) Controlling the relative humidity in conditioned spaces by heat-pipe technology.

iv) On-line monitoring of emissions and effluents in pulp & paper mill.

v) Installation of system to capture on-line process parameters to minimise variations in paperboard manufacturing.

vi) Installation of on-line retention controller on paper machines for reducing variability in retention.

vii) Installation of Turbo drain recovery, reducing loss of high cost TiO2 in paperboard manufacturing.

viii) Adaptation of latest technology in de-inking of input fibre by adding a de-inking line to the pulp preparation section.

ix) Computer-To-Plate system installed/commissioned in Packaging & Printing unit.

x) New Cylinder Processing Plant installed/commissioned for Packaging & Printing unit.

xi) ALPINA folding and gluing machine installed/commissioned.

xii) SPANTHERA cutting & creasing machine installed & commissioned.

xiii) Indigenous development of conveyor system for handling Pillow Pack blanks by Packaging & Printing business.

Benefits Derived

i) International quality products to customers.

ii) Improved productivity and product quality.

iii) Better ambience control in air-conditioned areas.

iv) Closer monitoring of resource usage efficiencies.

v) Optimisation of process parameters for reducing product variability.

vi) Lesser variability in retention of fibre & filler due to on-line retention controller has resulted in better quality of Cigarette paper with higher consistency in product parameters.

vii) Variable cost reduction in many grades by reducing sizing cost, Optical Brightening Agent (OBA) cost and increasing TiO2 retention.

viii) Savings in input costs by allowing usage of cheaper waste paper.

ix) Direct Computer-To-Plate for processing of plates from Barco pre-press eliminating multiple steps like stepping up, manual handling, etc. for Sheet Fed Module requirements.

x) Providing in-house capacity to process cylinders for cigarettes and flexible packaging requirements of the Cigarettes and Foods businesses and other requirements relating to external business.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, 26th May, 2006 K. VAIDYANATH *Director*

CERTIFICATE OF COMPLIANCE FROM AUDITORS AS STIPULATED UNDER CLAUSE 49 OF THE LISTING AGREEMENT OF THE STOCK EXCHANGES IN INDIA

CERTIFICATE

To the Shareholders
ITC Limited

We have examined the compliance of conditions of Corporate Governance by ITC Limited for the year ended on 31st March, 2006, as stipulated in clause 49 of the Listing Agreement of the said company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the company for ensuring the compliance of the condition of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the company nor the efficiency or effectiveness with which the management has conducted the affairs of the company.

For A. F. FERGUSON & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, May 26, 2006

CEO AND CFO CERTIFICATION

We, Y.C. Deveshwar, Chairman and K. Vaidyanath, Executive Director, responsible for the finance function certify that:

a) We have reviewed the financial statements and cash flow statement for the year ended 31st March, 2006 and to the best of our knowledge and belief:

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading;

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing Accounting Standards, applicable laws and regulations.

b) To the best of our knowledge and belief, no transactions entered into by the Company during the year ended 31st March, 2006 are fraudulent, illegal or violative of the Company's code of conduct.

c) We accept responsibility for establishing and maintaining internal controls for financial reporting and we have evaluated the effectiveness of internal control systems of the Company pertaining to financial reporting. Deficiencies in the design or operation of such internal controls, if any, of which we are aware have been disclosed to the auditors and the Audit Committee and steps have been taken to rectify these deficiencies.

d) i) There has not been any significant change in internal control over financial reporting during the year under reference;

   ii) There has not been any significant change in accounting policies during the year requiring disclosure in the notes to the financial statements; and

   iii) We are not aware of any instance during the year of significant fraud with involvement therein of the management or any employee having a significant role in the Company's internal control system over financial reporting.

Kolkata,
26th May, 2006

Executive Director

Chairman

BALANCE SHEET
AS AT 31ST MARCH, 2006

	Schedule	31st March, 2006 (Rs. in Crores)		31st March, 2005 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	**375.52**		248.22	
b) Share Capital Suspense	1A	—		1.21	
c) Reserves and Surplus	2	**8685.96**	**9061.48**	7646.18	7895.61
2. Loan Funds					
a) Secured Loans	3	**33.67**		88.69	
b) Unsecured Loans	4	**86.06**	**119.73**	156.67	245.36
3. Deferred Tax-Net	5		**324.76**		376.09
Total			**9505.97**		8517.06
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		**6227.17**		5746.27	
b) Less : Depreciation		**2065.44**		1795.51	
c) Net Block		**4161.73**		3950.76	
d) Capital Work-in-Progress		**243.40**	**4405.13**	186.15	4136.91
2. Investments	7		**3517.01**		3874.68
3. Current Assets, Loans and Advances					
a) Inventories	8	**2636.29**		2002.99	
b) Sundry Debtors	9	**547.96**		527.76	
c) Cash and Bank Balances	10	**855.82**		55.66	
d) Other Current Assets	11	**146.80**		142.52	
e) Loans and Advances	12	**975.03**		810.36	
		5161.90		3539.29	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	**2189.03**		1925.64	
b) Provisions	14	**1389.04**		1108.18	
		3578.07		3033.82	
Net Current Assets			**1583.83**		505.47
Total			**9505.97**		8517.06
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached
For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 26th May, 2006

On behalf of the Board
Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2006

	Schedule	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
IA. GROSS INCOME		**16510.51**	13585.39
IB. NET INCOME			
Gross Sales		**16224.43**	13349.58
Less : Excise Duties and Taxes on Sales of Products and Services		**6433.90**	5710.13
Net Sales [after considering provision for Taxes of Rs. Nil (2005 - 214.75 Crores); also see Schedule 19(i)]		**9790.53**	7639.45
Other Income	15	**286.08**	235.81
		10076.61	7875.26
II. OTHER EXPENDITURE			
Raw Materials etc.	16	**3983.23**	2769.55
Manufacturing, Selling etc. Expenses	17	**2491.85**	2119.77
Depreciation		**332.34**	312.87
		6807.42	5202.19
III. PROFIT			
Profit before Taxation and Exceptional items		**3269.19**	2673.07
Provision for Taxation	18	**988.82**	836.00
Profit after Taxation before Exceptional items		**2280.37**	1837.07
Exceptional items (net of tax)	19(i)	**(45.02)**	354.33
Profit after Taxation		**2235.35**	2191.40
Profit brought forward		**611.41**	387.84
		2846.76	2579.24
Release from Hotel Foreign Exchange Earnings Reserve		**—**	15.14
Available for appropriation		**2846.76**	2594.38
IV. APPROPRIATIONS			
General Reserve		**1150.00**	1100.00
Proposed Dividend		**995.12**	773.25
Income Tax on Proposed Dividend [Including Rs. 0.02 Crore (2005 - Rs. 1.27 Crores) for earlier years]		**139.58**	109.72
Profit carried forward		**562.06**	611.41
		2846.76	2594.38
Earnings Per Share (Face Value Re. 1.00 each)	19(iv)		
On Profit after Taxation before Exceptional items			
Basic		**Rs. 6.08**	Rs. 4.91
Diluted		**Rs. 6.05**	Rs. 4.91
On Profit after Taxation			
Basic		**Rs. 5.96**	Rs. 5.85
Diluted		**Rs. 5.93**	Rs. 5.85

Notes to the Accounts	19
Segment Reporting	20
Related Party Disclosures	21
Significant Accounting Policies	22

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 26th May, 2006

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2006

(Figures for the previous year have been rearranged to conform with the revised presentation)

	For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		**3269.19**		2673.07
ADJUSTMENTS FOR :				
Depreciation	**332.34**		312.87	
Interest etc. – Net	**2.83**		5.91	
Income from Long Term Investments	**(8.69)**		(27.04)	
Income from Current Investments	**(155.47)**		(119.72)	
Fixed Assets – Loss on Sale/Write off – Net	**19.63**		1.89	
(Profit)/Loss on Sale of Current Investments – Net	**(3.43)**		0.34	
Excess of Cost over Fair Value of Current Investments	**12.76**		—	
Unrealised Loss on Exchange – Net	**0.01**		0.04	
Write off of Long Term Investment	**—**		0.05	
Liability no longer required written back	**(7.38)**	**192.60**	(15.39)	158.95
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		**3461.79**		2832.02
ADJUSTMENTS FOR :				
Trade and Other Receivables	**(160.51)**		(109.07)	
Inventories	**(633.30)**		(506.09)	
Trade Payables	**328.79**	**(465.02)**	418.11	(197.05)
CASH GENERATED FROM OPERATIONS		**2996.77**		2634.97
Income Tax Paid		**(999.22)**		(783.77)
Cash Flow before Exceptional items		**1997.55**		1851.20
Exceptional items paid/received [See Schedule 19(i)]		**(67.87)**		—
NET CASH FROM OPERATING ACTIVITIES		**1929.68**		1851.20
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	**(709.19)**		(517.20)	
Sale of Fixed Assets	**5.89**		21.51	
Purchase of Business (See Note 2 Below)	**(38.83)**		(38.83)	
Purchase of Current Investments	**(32734.10)**		(24462.88)	
Sale/Redemption of Current Investments	**33215.54**		23446.79	
Purchase of Long Term Investments	**—**		(3.01)	
Sale of Long Term Investments	**—**		0.05	
Income from Long Term Investments Received	**8.37**		27.04	
Income from Current Investments Received	**20.92**		22.17	
Interest Received	**7.92**		16.76	
Refund of Deposits towards Property Options	**46.50**		77.01	
Loans Given	**(55.24)**		(186.34)	
Loans Realised	**56.91**		157.98	
NET CASH USED IN INVESTING ACTIVITIES		**(175.31)**		(1438.95)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	**65.95**		37.32	
Proceeds from Long Term Borrowings	**17.01**		11.31	
Net increase/(decrease) in Cash/Export Credit Facilities and other Short Term Loans	**(142.64)**		113.12	
Interest etc. Paid	**(16.28)**		(18.68)	
Dividends Paid	**(769.78)**		(494.65)	
Income Tax on Dividend Paid	**(108.47)**		(65.51)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		**(954.21)**		(417.09)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		**800.16**		(4.84)
OPENING CASH AND CASH EQUIVALENTS		**55.66**		34.00
CASH AND CASH EQUILVALENTS TAKEN OVER ON AMALGAMATION [Note 1]		**—**		26.50
CLOSING CASH AND CASH EQUIVALENTS		**855.82**		55.66
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		**855.82**		55.66

Notes :

1. Cash and Cash Equivalents include Rs. Nil (2005 - Rs. 26.50 Crores) of erstwhile ITC Hotels Limited and Ansal Hotels Limited taken over on amalgamation.
2. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.

	2006	2005
Purchase consideration ... payable to M/s BILT Industrial Packaging Company Limited.	**232.99**	232.99
Cash paid [Including Rs. 38.83 Crores (2005 - Rs. 38.83 Crores) during the year as per scheme of repayment]	**116.49**	77.66
Balance Payable	**116.50**	155.33

Per our Report attached to the Balance Sheet
For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 26th May, 2006

On behalf of the Board

Y.C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B.B. CHATTERJEE *Secretary*

SCHEDULES TO THE ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
1. CAPITAL		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2005 - 30,00,00,000 Ordinary Shares of Rs. 10.00 each)	**500.00**	300.00
Issued and Subscribed		
3,75,51,78,860 Ordinary Shares of Re. 1.00 each, fully paid (2005 - 24,82,21,329 Ordinary Shares of Rs. 10.00 each, fully paid)	**375.52**	248.22

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares –

3,79,00,000 * in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 * in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 * in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 * in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 * in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares –

10,59,50,750 * in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 * in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 * in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

* Consequent upon sub-division of share from Rs. 10.00 to Re. 1.00 during the year.

B) Under ITC Employee Stock Option Scheme the Company has granted (net of options lapsed):

a) 2,98,906 (2005 - 3,06,598) Options in 2001-02, of which 2,83,522 vested Options have been exercised.

b) 5,63,891 (2005 - 5,83,311) Options in 2002-03, of which 5,54,180 vested Options have been exercised.

c) 10,91,728 (2005 - 9,32,631) Options in 2003-04, including 1,83,501 Bonus Options allocated on unvested Options during the year, of which 5,45,660 vested Options have been exercised.

d) 10,95,161 (2005 - 8,25,513) Options in 2004-05, including 2,85,987 Bonus Options allocated on unvested Options during the year, of which 2,38,662 vested Options have been exercised.

e) 14,13,584 Options in 2005-06, including 4,75,638 Bonus Options allocated on unvested Options during the year of which no Options have been exercised.

Note :

Each Option entitles the holder thereof to apply for and be allotted 10 Ordinary Shares of the face value of Re. 1.00 each.

1A. SHARE CAPITAL SUSPENSE		
Share Capital Suspense	—	1.21

Nil (2005 - 12,12,747 Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company).

SCHEDULES TO THE ACCOUNTS

2. RESERVES AND SURPLUS	As at 31st March, 2006 (Rs. in Crores)		As at 31st March, 2005 (Rs. in Crores)	
General Reserve				
At commencement of the year	**6226.79**		5047.57	
Less: On allotment of Bonus Shares	**125.17**		—	
Add: On amalgamation *	—		60.49	
Add: Deferred Tax Asset arising on amalgamation	—		18.73	
Add: From Profit and Loss Account	**1150.00**	**7251.62**	1100.00	6226.79
Share Premium				
At commencement of the year	**382.25**		295.62	
Add: On amalgamation	—		49.85	
Add: On issue of Shares	**65.03**	**447.28**	36.78	382.25
Capital Reserve				
At commencement of the year	**2.48**		2.46	
Add: On amalgamation * (including Rs. 40,000/- on forfeiture of shares in 2005)	—	**2.48**	0.02	2.48
Capital Redemption Reserve				
At commencement of the year	**0.30**		—	
Add: On amalgamation *	—	**0.30**	0.30	0.30
Revaluation Reserve				
At commencement of the year	**59.90**		60.84	
Less: To Profit and Loss Account				
– Depreciation	**0.72**		0.94	
– Disposal of Fixed Assets	**0.01**	**59.17**	—	59.90
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	—		5.00	
Add: On amalgamation *	—		10.14	
	—		15.14	
Less: To Profit and Loss Account	—	—	15.14	—
Contingency Reserve		**363.05**		363.05
Profit and Loss Account		**562.06**		611.41
		8685.96		7646.18

* Reserves (net of adjustments) taken over consequent to amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
3. SECURED LOANS		
Loans and Advances from Banks		
Cash/Export Credit Facilities *	**25.91**	88.69
Term Loans **	**7.76**	—
	33.67	88.69

* Secured by charge over certain current assets of the Company, both present & future.

** To be secured by equitable mortgage of certain immovable properties of the Company and charge over certain movable assets, both present and future, of the Company.

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
4. UNSECURED LOANS		
Short Term Loans		
From Banks		
– Temporary overdraft in cash credit account	**0.13**	80.22
Other Loans		
From other than Banks – Sales tax deferment loan (interest free) (Due within one year Rs. 0.23 Crore, 2005 - Rs. Nil)	**85.93**	76.45
	86.06	156.67
5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	**547.92**	573.46
Deferred Tax Assets		
On employees' separation and retirement	**6.50**	9.00
On provision for doubtful debts/advances	**6.89**	7.32
On State and Central taxes etc.	**191.82**	158.45
Other timing differences	**17.95**	22.60
	223.16	197.37
Deferred Tax – Net	**324.76**	376.09

SCHEDULES TO THE ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2006 (Rs. in Crores)	Net Book Value as at 31st March, 2006 (Rs. in Crores)
Trademarks & Goodwill	10.82	—	—	10.82	0.60	—	2.39	8.43
Know-how, Business and Commercial Rights	47.34	4.97	—	52.31	5.89	—	10.79	41.52
Land Freehold *	357.38	12.85	0.01	370.22	—	—	—	370.22
Buildings Freehold *	1082.13	74.92	3.70	1153.35	24.22	1.55	185.61	967.74
Leasehold Properties	89.61	0.06	—	89.67	0.57	—	4.54	85.13
Licensed Properties - Building Improvement	15.84	1.79	6.34	11.29	0.81	2.59	3.01	8.28
Railway Sidings etc.	1.17	—	—	1.17	0.05	—	0.63	0.54
Plant & Machinery	3588.87	363.29	56.45	3895.71	234.09	41.91	1582.82	2312.89
Capitalised Software	30.39	10.34	—	40.73	6.61	(0.06)	19.03	21.70
Computers etc.	220.66	48.55	8.06	261.15	32.01	7.74	123.67	137.48
Furniture & Fixtures	271.82	36.36	10.08	298.10	24.90	8.06	122.60	175.50
Motor Vehicles etc.	30.24	15.14	2.73	42.65	3.31	1.34	10.35	32.30
	5746.27	568.27	87.37	6227.17	333.06	63.13	2065.44	4161.73
Capital Work-in-Progress	186.15	527.01	469.76	243.40	—	—	—	243.40
Total	5932.42	1095.28	557.13	6470.57	333.06	63.13	2065.44	4405.13
Previous Year	5054.68	1568.74 #	691.00	5932.42	313.81	60.09	1795.51	4136.91

@ Original Cost / Professional Valuation as at 30th June, 1986

\# Includes Rs. 427.52 Crores consequent to amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to the Company in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act,1950 for which compensation has not yet been determined.

The Suit filed by a third party in September 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based upon legal advice, the Company's title is tenable.

Buildings Freehold include Rs. 41.08 Crores (2005 - Rs. 37.51 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2005 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2005 - Rs. 5.92 Crores) under "Trademarks & Goodwill" and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores in earlier years (2005 - Rs. 47.34 Crores) are being amortised over 10 years. Know-how purchased Rs. 4.97 Crores (2005 - Rs. Nil) during 2005-06 is being amortised over 4 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act,1976 have been made, wherever applicable.

Capital expenditure commitments are Rs. 444.99 Crores (2005 - Rs. 93.78 Crores).

Capital Work-in-Progress includes intangible assets yet to be capitalised Rs. 10.53 Crores (2005 - Rs. Nil).

Additions for the year include net increase of Rs. 9.08 Crores (2005 - net reduction of Rs. 1.57 Crores) due to fluctuations in exchange rates.

Depreciation for the year includes Rs. 0.72 Crore (2005 - Rs. 0.94 Crore) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS				
Long Term				
A. TRADE INVESTMENTS				
International Travel House Limited 2,87,600 Equity Shares of Rs. 10.00 each, fully paid	0.65		0.65	
Gujarat Hotels Limited 17,33,907 Equity Shares of Rs. 10.00 each, fully paid	1.94		1.94	
Hill Properties Limited 3 Class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid		0.04		0.04
Modern Flats Private Limited 4,300 Equity Shares of Rs. 10.00 each, fully paid (cost Rs. 43,000.00)		...		...
Punjab Anand Batteries Limited (in liquidation) 11,86,157 Equity Shares of Rs. 10.00 each, fully paid - under Board for Industrial and Financial Reconstruction's Order of 20.4.1989 *		1.19		1.19
King Maker Marketing Inc. 100 Non Assessable Shares of Class 'B' Cumulative Preferred Stock without par value		0.01		0.01
Andhra Pradesh Gas Power Corporation Limited 8,04,000 Equity Shares of Rs. 10.00 each, fully paid		2.32		2.32
Cuffe Parade Sealord Co-operative Housing Society Limited 10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)		...		...
Tulsiani Chambers Premises Co-operative Society Limited 5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)		...		...
Maharaja Heritage Resorts Limited 90,000 Equity Shares of Rs. 100.00 each, fully paid (acquired on amalgamation)		0.90		0.90
Bihar Hotels Limited 40,000 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		0.04		0.04
B. SUBSIDIARY COMPANIES				
Gold Flake Corporation Limited 1,59,98,385 Ordinary Shares of Rs. 10.00 each, fully paid		16.00		16.00
Wills Corporation Limited 48,85,626 Ordinary Shares of Rs. 10.00 each, fully paid		4.88		4.88
Russell Credit Limited 59,74,54,177 Equity Shares of Rs. 10.00 each, fully paid		619.29		619.29
7,54,22,400 Equity Shares of Rs. 10.00 each, Rs. 6.50 per share paid		39.22		39.22
ITC Infotech India Limited 2,52,00,000 Equity Shares of Rs. 10.00 each, fully paid		25.14		25.14
Landbase India Limited 40,00,000 Equity Shares of Rs. 10.00 each, fully paid		12.57		12.57
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US$ 1.00 each, fully paid *		25.58		25.58
BFIL Finance Limited 2,00,00,000 Equity Shares of Rs. 10.00 each, fully paid		20.00		20.00
15,00,000 – 18.5% Non-Convertible Debentures of Rs. 100.00 each, renewed at 0 %		15.00		15.00
Carried over	2.59	782.18	2.59	782.18

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
SUBSIDIARY COMPANIES (Contd.) Brought forward	**2.59**	**782.18**	2.59	782.18
Surya Nepal Private Limited 19,82,400 Ordinary Shares of Nepalese Rs. 100.00 each, fully paid		**7.05**		7.05
Srinivasa Resorts Limited 1,63,20,477 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		**18.53**		18.53
Fortune Park Hotels Limited 4,50,001 Equity Shares of Rs. 10.00 each, fully paid (acquired on amalgamation)		**0.45**		0.45
Bay Islands Hotels Limited 11,875 Equity Shares of Rs. 100.00 each, fully paid (acquired on amalgamation)		**0.12**		0.12
C. DEPOSITS WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES				
Government Securities (2005 - cost Rs. 94,500.00)		**0.01**		0.01
D. OTHER INVESTMENTS				
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
APIDC - Venture Capital Fund (1990) 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)		**0.01**		0.01
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		**0.01**		0.01
The Bengal Chamber of Commerce & Industry 6 1/2% Registered Debentures, fully paid (cost Rs. 2,000.00)		...		...
Tribeni Tissues Co-op. Stores Limited Nil (2005 - 200) Class 'B' Shares of Rs. 10.00 each, fully paid (200 Shares redeemed during the year) (2005 - cost Rs. 2,000.00)		—		...
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs.10.00 each, fully paid	**0.05**		0.05	
Unit Trust of India 10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid		**1.04**		1.04
Total Long Term Investments (At cost)	**2.64**	**809.40**	2.64	809.40
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.75% US-64 Tax Free Bonds 1,23,44,658 (2005 - 84,19,658) Bonds of Rs. 100.00 each, fully paid (39,25,000 Bonds acquired during the year)		**122.63**		90.39
6.60% US-64 Tax Free Bonds 17,19,000 (2005 - 10,00,000) Bonds of Rs. 100.00 each, fully paid (7,19,000 Bonds acquired during the year)		**17.16**		10.55
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		**49.78**		50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid		**74.78**		75.45
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		**24.86**		25.00
Carried over		**289.21**		251.39

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	As at 31st March, 2005 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**289.21**		251.39
OTHER INVESTMENTS (Contd.)				
Indian Railway Finance Corporation Limited				
250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**24.93**		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**49.22**		50.03
Nuclear Power Corporation Limited				
220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		**21.61**		22.00
Power Finance Corporation Limited				
2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		**23.10**		24.30
ICICI Bank Limited				
350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		**120.00**		120.00
ABN AMRO Cash Fund - Institutional Daily Dividend				
Nil (2005 - 2,00,02,516.46) Units of Rs. 10.00 each (16,58,13,775.703 Units purchased and 18,58,16,292.163 Units sold during the year)		**—**		20.00
Birla Sunlife Cash Manager - IP - Daily Dividend (formerly Alliance Cash Manager - IP - Daily Dividend)				
Nil (2005 - 4,35,67,901.238) Units of Rs. 10.00 each (11,55,63,968.638 Units purchased and 15,91,31,869.876 Units sold during the year)		**—**		43.57
Birla Cash Plus Institutional Premium Plan - Daily Dividend - Reinvestment				
16,32,76,135.128 (2005 - Nil) Units of Rs. 10.00 each (49,25,05,054.374 Units purchased and 32,92,28,919.246 Units sold during the year)		**163.59**		—
Birla Bond Plus - Institutional Plan - Fortnightly Dividend - Reinvestment				
Nil (2005 - 95,79,369.869) Units of Rs. 10.00 each (13,87,03,285.700 Units purchased and 14,82,82,655.569 Units sold during the year)		**—**		10.00
Birla Cash Plus Institutional Premium - Growth				
91,80,966.021 (2005 - Nil) Units of Rs. 10.00 each (91,80,966.021 Units purchased during the year)		**10.00**		—
Birla FMP - Series 2 - Quarterly - Dividend Payout				
2,99,52,076.677 (2005 - Nil) Units of Rs. 10.00 each (4,99,36,289.149 Units purchased and 1,99,84,212.472 Units sold during the year)		**30.00**		—
Birla FTP - Series H - Growth				
1,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,50,00,000 Units purchased during the year)		**15.00**		—
Birla FTP - Quarterly - Series 2 - Dividend Payout				
2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
Birla Cash Plus - Institutional Premium-Dividend Plan Fortnightly Dividend - Reinvestment				
Nil (2005 - 17,25,12,722.103) Units of Rs. 10.00 each (2,91,658.816 Units purchased and 17,28,04,380.919 Units sold during the year)		**—**		173.41
Carried over		**771.66**		739.70

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**771.66**		739.70
OTHER INVESTMENTS (Contd.)				
CANLIQUID Fund - Institutional Daily Dividend Reinvestment 8,15,39,043.177 (2005 - 8,86,47,541.248) Units of Rs. 10.00 each (31,89,38,463.603 Units purchased and 32,60,46,961.674 Units sold during the year)		**81.87**		89.01
CANFLOATING Rate Short Term - Weekly Dividend 3,24,24,276.560 (2005 - Nil) Units of Rs. 10.00 each (5,09,38,454.872 Units purchased and 1,85,14,178.312 Units sold during the year)		**33.27**		—
CANLIQUID Fund - Institutional - Growth 2,39,78,528.631 (2005 - Nil) Units of Rs. 10.00 each (2,39,78,528.631 Units purchased during the year)		**30.00**		—
Chola Liquid Institutional Plus - Cumulative Option 1,43,11,998.826 (2005 - Nil) Units of Rs. 10.00 each (1,43,11,998.826 Units purchased during the year)		**20.00**		—
Chola Liquid Institutional - Dividend Reinvestment Plan 7,19,07,189.610 (2005 - Nil) Units of Rs. 10.00 each (11,98,20,043.907 Units purchased and 4,79,12,854.297 Units sold during the year)		**72.05**		—
Deutsche Floating Rate Fund Regular Plan - Weekly Dividend Nil (2005 - 5,48,66,576.853) Units of Rs. 10.00 each (12,24,65,593.753 Units purchased and 17,73,32,170.606 Units sold during the year)		**—**		56.29
Deutsche Fixed Term Fund - Series 8 - Dividend Option 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
Deutsche Insta Cash Plus Fund - Institutional Plan - Monthly Dividend Nil (2005 - 4,59,78,567.344) Units of Rs. 10.00 each (1,59,420.287 Units purchased and 4,61,37,987.631 Units sold during the year)		**—**		46.11
DSP Merrill Lynch - Fixed Term Plan - Series 1B - Dividend 5,02,039.967 (2005 - Nil) Units of Rs. 1,000.00 each (5,02,039.967 Units purchased during the year)		**50.20**		—
DSP Merrill Lynch - Fixed Term Plan - Series 2 - Dividend 1,50,97,961.938 (2005 - Nil) Units of Rs. 10.00 each (1,50,97,961.938 Units purchased during the year)		**15.10**		—
DSP Merrill Lynch Fixed Term Plan - Series III - Growth 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
DSP Merrill Lynch Liquid Fund - Institutional - Daily Dividend 17,33,753.337 (2005 - Nil) Units of Rs. 1,000.00 each (22,63,647.357 Units purchased and 5,29,894.020 Units sold during the year)		**173.41**		—
Grindlays Floating Rate - ST - Super Institutional Plan C - Monthly Dividend Nil (2005 - 17,37,19,169.111) Units of Rs. 10.00 each (6,06,742.932 Units purchased and 17,43,25,912.043 Units sold during the year)		**—**		174.37
HDFC FMP 3M March 06 (1) - Institutional Dividend 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
Carried over		**1322.56**		1105.48

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	As at 31st March, 2005 (Rs. in Crores) Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**1322.56**		1105.48
OTHER INVESTMENTS (Contd.)				
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment Nil (2005 - 9,74,27,349.469) Units of Rs. 10.00 each (46,99,45,397.698 Units purchased and 56,73,72,747.167 Units sold during the year)		—		97.77
HSBC Cash Fund - Institutional Plus- Daily Dividend 17,29,80,184.383 (2005 - Nil) Units of Rs. 10.00 each (1,22,87,19,710.032 Units purchased and 1,05,57,39,525.649 Units sold during the year)		**173.08**		—
HSBC Fixed Tenure Scheme - 3 - Dividend 2,51,03,869.925 (2005 - Nil) Units of Rs. 10.00 each (2,51,03,869.925 Units purchased during the year)		**25.10**		—
HSBC Fixed Tenure Series - 8 - Dividend 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		**30.00**		—
HSBC Fixed Term Series 13 Institutional - Growth 1,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,50,00,000 Units purchased during the year)		**15.00**		—
HSBC Fixed Term Series 1 - Growth Option 1,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,00,00,000 Units purchased during the year)		**10.00**		—
HSBC Floating Rate Fund - Short Term - Institutional Option - Daily Dividend Nil (2005 - 11,75,67,261.936) Units of Rs. 10.00 each (19,75,51,762.422 Units purchased and 31,51,19,024.358 Units sold during the year)		—		117.72
ING Vysya Fixed Maturity Fund Series - IX - Dividend Option 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
ING Vysya Fixed Maturity Fund Series - VIII - Dividend Option 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		**30.00**		—
ING Vysya Floating Rate Fund - Daily Dividend Nil (2005 - 3,62,91,931.545) Units of Rs. 10.00 each (17,44,08,830.998 Units purchased and 21,07,00,762.543 Units sold during the year)		—		36.30
JM High Liquidity Fund - Super Institutional Plan - Daily Dividend Nil (2005 - 15,33,65,175.620) Units of Rs. 10.00 each (93,97,58,248.798 Units purchased and 1,09,31,23,424.410 Units sold during the year)		—		153.62
Kotak Floater Long Term - Monthly Dividend Nil (2005 - 2,49,39,148.478) Units of Rs. 10.00 each (3,43,33,626.896 Units purchased and 5,92,72,775.374 Units sold during the year)		—		25.00
Kotak Floater Short Term - Monthly Dividend Nil (2005 - 9,24,78,054.919) Units of Rs. 10.00 each (3,30,041.043 Units purchased and 9,28,08,095.962 Units sold during the year)		—		92.51
Carried over		**1630.74**		1628.40

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**1630.74**		1628.40
OTHER INVESTMENTS (Contd.)				
Kotak FMP Series XIV - Growth 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
Kotak FMP Series XVII - Dividend 2,52,00,205.955 (2005 - Nil) Units of Rs. 10.00 each (2,52,00,205.955 Units purchased during the year)		**25.20**		—
Kotak Liquid (Institutional Premium) - Daily Dividend 11,47,48,214.101 (2005 - 14,21,75,751.921) Units of Rs. 10.00 each (44,89,33,320.136 Units purchased and 47,63,60,857.957 Units sold during the year)		**140.32**		173.85
LIC MF Floating Rate Fund - Short Term Plan - Dividend Plan 8,76,66,791.106 (2005 - Nil) Units of Rs. 10.00 each (16,17,30,128.363 Units purchased and 7,40,63,337.257 Units sold during the year)		**88.72**		—
LIC MF Liquid Fund - Growth Plan 2,41,75,107.475 (2005 - Nil) Units of Rs. 10.00 each (2,41,75,107.475 Units purchased during the year)		**30.00**		—
LIC MF Liquid Fund - Dividend Plan 13,17,47,521.082 (2005 - Nil) Units of Rs. 10.00 each (24,59,54,396.152 Units purchased and 11,42,06,875.070 Units sold during the year)		**144.03**		—
LIC MF SERIES 6 - 3 MONTHS - DIVIDEND PLAN 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
Principal Cash Management Fund Liquid Option - Institutional Premium Plan - Dividend Reinvestment Daily Nil (2005 - 17,36,36,589.884) Units of Rs. 10.00 each (64,52,31,063.571 Units purchased and 81,88,67,653.455 Units sold during the year)		—		173.64
Principal Floating Rate Fund SMP Institutional Option - Dividend Reinvestment Daily Nil (2005 - 4,90,24,778.765) Units of Rs. 10.00 each (14,28,41,592.768 Units purchased and 19,18,66,371.533 Units sold during the year)		—		49.03
Prudential ICICI Floating Rate Plan C - Daily Dividend Nil (2005 - 18,40,86,450.997) Units of Rs. 10.00 each (22,76,59,333.312 Units purchased and 41,17,45,784.309 Units sold during the year)		—		184.11
Prudential ICICI Floating Rate Plan D - Daily Dividend 14,39,77,650.842 (2005 - Nil) Units of Rs. 10.00 each (26,24,77,650.842 Units purchased and 11,85,00,000 Units sold during the year)		**143.98**		—
Prudential ICICI FMP - Monthly Plan - Dividend - XXVII 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		**30.00**		—
Prudential ICICI FMP - Yearly - Series XXIV - Dividend 10,03,58,730.952 (2005 - Nil) Units of Rs. 10.00 each (10,03,58,730.952 Units purchased during the year)		**100.36**		—
Carried over		**2383.35**		2209.03

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
7. INVESTMENTS (Contd.)				
Current Brought forward		**2383.35**		2209.03
OTHER INVESTMENTS (Contd.)				
Prudential ICICI FMP - Yearly - Series XXV - Dividend 2,53,37,000 (2005 - Nil) Units of Rs. 10.00 each (2,53,37,000 Units purchased during the year)		**25.34**		—
SBI Magnum Institutional Income - Savings - Fortnightly Dividend Nil (2005 - 17,27,30,774.404) Units of Rs. 10.00 each (2,71,166.468 Units purchased and 17,30,01,940.872 Units sold during the year)		—		173.29
Standard Chartered Fixed Maturity - 3rd Plan - Dividend 5,02,75,000 (2005 - Nil) Units of Rs. 10.00 each (5,02,75,000 Units purchased during the year)		**50.28**		—
Sundaram Money Fund Institutional - Dividend Reinvestment Daily Nil (2005 - 6,19,89,339.695) Units of Rs. 10.00 each (49,19,40,533.683 Units purchased and 55,39,29,873.378 Units sold during the year)		—		62.58
TATA Fixed Horizon Fund - Series 5 - Scheme A - Dividend 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
TATA Fixed Horizon Fund - Series 2 - Plan A (13 Months) - Growth 2,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,00,00,000 Units purchased during the year)		**20.00**		—
TATA Fixed Horizon Fund - Series 2B Option (18 Months) - Growth 1,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,00,00,000 Units purchased during the year)		**10.00**		—
TATA Fixed Horizon Fund - Series 3 - Scheme A (6 Months) - Dividend 2,51,63,981.071 (2005 - Nil) Units of Rs. 10.00 each (2,51,63,981.071 Units purchased during the year)		**25.16**		—
TATA Liquid Super High Investment Fund - Monthly Dividend Nil (2005 - 15,40,892.963) Units of Rs. 1,000.00 each (9076.184 Units purchased and 15,49,969.147 Units sold during the year)		—		173.44
Templeton Floating Rate Income Fund Short Term Plan Nil (2005 - 14,43,40,591.926) Units of Rs. 10.00 each (17,15,95,265.882 Units purchased and 31,59,35,857.808 Units sold during the year)		—		144.70
Templeton India Treasury Management Account Institutional Plan Nil (2005 - 12,30,839.342) Units of Rs. 1,000.00 each (70,35,036.640 Units purchased and 82,65,875.982 Units sold during the year)		—		123.09
UTI - Floating Rate Fund - Short Term Plan (Dividend Option) 10,15,03,489.121 (2005 - 2,04,96,286.750) Units of Rs. 10.00 each (10,08,51,819.023 Units purchased and 1,98,44,616.652 Units sold during the year)		**102.15**		20.56
UTI Liquid Cash Plan Institutional - Daily Income Option 8,92,838.917 (2005 - 18,14,286.769) Units of Rs. 1,000.00 each (11,77,509.382 Units purchased and 20,98,957.234 Units sold during the year)		**90.46**		182.72
Total Current Investments	—	**2731.74**	—	3089.41
Total of Quoted and Unquoted Investments		**3543.78**		3901.45
Less: Provision for Long Term Investments *		**26.77**		26.77
TOTAL OF INVESTMENTS		**3517.01**		3874.68

Total Market Value of Quoted Investments : 2006 - Rs. 13.46 Crores (2005 - Rs. 8.70 Crores)

SCHEDULES TO THE ACCOUNTS

7. **INVESTMENTS** (Contd.)

During the year, the following current investments were purchased and sold:

(1) 30,28,14,211.018 Units of Deutsche Insta Cash Plus Fund - Institutional Plan - Daily Dividend at cost of Rs. 303.40 Crores

(2) 12,44,59,492.755 Units of DSP Merrill Lynch Liquidity Fund Daily - Dividend at cost of Rs. 124.58 Crores

(3) 65,88,68,110.375 Units of Grindlays Cash Fund - Super Institutional - Plan C - Daily Dividend at cost of Rs. 658.87 Crores

(4) 58,59,87,221.422 Units of HDFC Cash Management Fund - Call Plan - Daily Dividend Reinvestment at cost of Rs. 610.99 Crores

(5) 41,93,68,363.263 Units of HDFC Cash Management Fund - Saving Plan - Daily Dividend Reinvestment at cost of Rs. 446.06 Crores

(6) 1,41,51,68,258.357 Units of HDFC Liquid Fund - Premium Plus Plan - Dividend at cost of Rs. 1730.01 Crores

(7) 26,03,56,006.394 Units of ING Vysya Liquid Fund - Institutional - Daily Dividend Option at cost of Rs. 260.57 Crores

(8) 68,46,33,796.173 Units of ING Vysya Liquid Fund - Super Institutional - Daily Dividend Option at cost of Rs. 684.78 Crores

(9) 91,56,73,372.582 Units of JM High Liquidity Fund - Premium Plan - Daily Dividend at cost of Rs. 915.67 Crores

(10) 39,71,63,134.987 Units of Prudential ICICI Institutional Liquid Plan - Super Institutional - Daily Dividend at cost of Rs. 397.16 Crores

(11) 36,99,58,964.534 Units of Prudential ICICI Liquid Plan - Institutional Plus - Daily Dividend Option at cost of Rs. 438.46 Crores

(12) 9,44,34,835.569 Units of SBI Magnum Insta Cash Fund - Dividend Option at cost of Rs. 99.63 Crores

(13) 1,71,24,50,281.567 Units of SBI Magnum Institutional Income Savings Dividend at cost of Rs. 1718.01 Crores

(14) 4,37,14,45,945.134 Units of Standard Chartered Liquidity Manager - Daily Dividend at cost of Rs. 4371.88 Crores

(15) 12,08,47,589.989 Units of Sundaram Money Fund - Super Institutional - Dividend Reinvestment Daily at cost of Rs. 121.90 Crores

(16) 1,34,37,342.503 Units of TATA Liquid Super High Investment Fund - Daily Dividend at cost of Rs. 1497.60 Crores

(17) 53,46,683.158 Units of Templeton India Treasury Management Account - Super Institutional Plan at cost of Rs. 534.72 Crores

(18) 15,22,14,236.664 Units of ABN AMRO Floating Rate Fund - Institutional - Daily Dividend at cost of Rs. 152.21 Crores

(19) 9,11,90,211.164 Units of ABN AMRO Floating Rate Fund - Institutional Plus - Daily Dividend at cost of Rs. 91.19 Crores

(20) 33,55,00,003.104 Units of Birla Floating Rate Fund - Short Term - Daily Dividend - Reinvestment at cost of Rs. 335.55 Crores

(21) 19,47,10,124.090 Units of Birla Floating Rate Fund - Short Term - Weekly Dividend - Reinvestment at cost of Rs. 202.02 Crores

(22) 28,85,61,930.910 Units of Birla Floating Rate Fund - STP IP - Daily Dividend - Reinvestment at cost of Rs. 288.81 Crores

(23) 2,50,00,000.00 Units of Deutsche Fixed Term Fund - Series 7 - Dividend Option at cost of Rs. 25.00 Crores

(24) 18,45,59,913.905 Units of Deutsche Short Maturity Fund - Weekly Dividend Option at cost of Rs. 188.65 Crores

(25) 2,53,20,510.513 Units of DSP Merrill Lynch - Fixed Term Plan - Series 1A - Dividend at cost of Rs. 25.32 Crores

(26) 49,38,615.662 Units of DSP Merrill Lynch Floating Rate - Daily Institutional Plan - Daily Dividend at cost of Rs. 493.89 Crores

(27) 94,02,29,893.367 Units of DSP Merrill Lynch Floating Rate Fund - Daily Dividend at cost of Rs. 942.48 Crores

(28) 6,43,81,357.410 Units of DSP Merrill Lynch Short Term Fund - Weekly Dividend at cost of Rs. 65.60 Crores

(29) 35,86,67,357.154 Units of Grindlays Floating Rate ST - Super Institutional Plan C - Daily Dividend at cost of Rs. 358.66 Crores

(30) 12,85,25,386.928 Units of Grindlays ST - Super Institutional Plan C - Monthly Dividend at cost of Rs. 128.95 Crores

(31) 2,44,46,978.574 Units of GSSIF Short Term - Monthly Dividend at cost of Rs. 24.57 Crores

(32) 33,83,81,625.624 Units of HDFC Cash Management Fund - Savings Plus Plan - Dividend - Weekly at cost of Rs. 338.99 Crores

(33) 11,18,87,321.476 Units of HSBC Floating Rate - Short Term - Institutional Plus - Daily Dividend at cost of Rs. 111.89 Crores

(34) 6,58,72,100.805 Units of HSBC Income Fund - Short Term - Institutional - Dividend at cost of Rs. 70.81 Crores

(35) 21,47,45,559.682 Units of JM Floater Fund - Short Term Plan - Dividend Option at cost of Rs. 216.09 Crores

(36) 3,91,70,999.954 Units of JM Short Term Fund - Institutional Plan - Dividend at cost of Rs. 40.16 Crores

(37) 5,64,47,238.883 Units of Kotak Bond - Short Term - Monthly Dividend at cost of Rs. 56.85 Crores

(38) 30,21,77,664.066 Units of Kotak Floater - Short Term - Weekly Dividend at cost of Rs. 302.38 Crores

(39) 2,53,25,212.568 Units of LIC MF FMP Series 2 Dividend Plan at cost of Rs. 25.33 Crores

(40) 2,53,37,716.425 Units of LIC MF FMP Series 3 Dividend Plan at cost of Rs. 25.34 Crores

SCHEDULES TO THE ACCOUNTS

7. **INVESTMENTS** (Contd.)

(41) 2,50,11,252.392 Units of Principal Floating Rate Fund IP - Dividend Reinvestment Daily at cost of Rs. 25.01 Crores

(42) 17,29,52,468.567 Units of Principal Income Fund STP IP - Dividend Reinvestment Weekly at cost of Rs. 189.13 Crores

(43) 25,25,69,496.448 Units of Prudential ICICI - Institutional - Short Term Plan DR - Fortnightly at cost of Rs. 276.86 Crores

(44) 8,30,58,872.303 Units of Prudential ICICI - Institutional - Short Term Plan - DP at cost of Rs. 91.07 Crores

(45) 3,30,62,990.639 Units of SBI Magnum Income Fund Floating Rate - Short Term Plan - Weekly Dividend at cost of Rs. 33.64 Crores

(46) 3,20,08,505.199 Units of SBI Magnum Insta Cash Fund - Liquid Floater Plan - Dividend at cost of Rs. 32.66 Crores

(47) 5,69,15,549.009 Units of Sundaram Floater - Short Term - Institutional - Daily Dividend at cost of Rs. 57.21 Crores

(48) 47,68,53,575.497 Units of TATA Floating Rate - Short Term - Institutional Plan - Daily Dividend at cost of Rs. 477.35 Crores

(49) 14,16,43,670.772 Units of TATA Short Term Bond Fund - Dividend at cost of Rs. 154.72 Crores

(50) 1,10,21,55,417.862 Units of Templeton Floating Rate Income Fund - Short Term - Institutional Option - Dividend Reinvestment at cost of Rs. 1104.85 Crores

(51) 9,26,389.065 Units of Templeton India Short Term Income Plan - Weekly Dividend at cost of Rs. 101.02 Crores

(52) 16,93,723.432 Units of Templeton India Short Term - Institutional Income Plan - Weekly Dividend at cost of Rs. 169.73 Crores

(53) 5,49,50,239.628 Units of Birla Floating Rate Fund - Long Term - Growth at cost of Rs. 61.04 Crores

(54) 13,63,77,434.406 Units of Birla Floating Rate Fund - Long Term - Monthly Dividend Reinvestment at cost of Rs. 141.81 Crores

(55) 10,13,87,357.627 Units of Grindlays Floating Rate Fund - Long Term - Institutional Plan B - Monthly Dividend at cost of Rs. 101.85 Crores

(56) 13,71,65,061.372 Units of Grindlays Floating Rate Fund - Long Term - Institutional Plan B - Weekly Dividend at cost of Rs. 137.20 Crores

(57) 4,89,21,090.777 Units of HDFC Floating Rate Income Fund - Long Term Plan - Dividend Reinvestment at cost of Rs. 49.28 Crores

(58) 8,98,89,949.717 Units of HDFC Income Fund - Dividend at cost of Rs. 92.09 Crores

(59) 11,67,52,542.376 Units of HSBC Floating Rate - Long Term Plan - Institutional Option - Weekly Dividend at cost of Rs. 117.03 Crores

(60) 5,46,02,473.347 Units of Kotak Floater - Long Term - Weekly Dividend at cost of Rs. 54.63 Crores

(61) 5,10,88,264.307 Units of Principal Floating Rate Fund - FMP at cost of Rs. 51.13 Crores

(62) 4,99,36,924.507 Units of Prudential ICICI - Institutional Income Plan - Dividend Quarterly at cost of Rs. 50.00 Crores

(63) 26,51,65,487.681 Units of Prudential ICICI - Long Term- Floating Rate Plan B - Dividend at cost of Rs. 266.53 Crores

(64) 6,76,52,344.984 Units of Prudential ICICI - Long Term - Floating Rate Plan B - Growth at cost of Rs. 70.61 Crores

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
8. INVENTORIES		
Stores and Spare Parts	109.94	92.30
Raw Materials	1664.91	1195.11
Intermediates – Tissue Paper and Paper Board	49.78	38.81
Stock in Process	24.89	21.31
Finished Goods	786.77	655.46
	2636.29	2002.99
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	149.01*	2.50
Good and Unsecured – From Subsidiaries	0.09	0.07
– From Others	47.30*	43.55
Doubtful and Unsecured – From Subsidiaries	—	0.11
– From Others	20.22	20.24
Other Debts		
Good and Secured	7.55	199.40*
Good and Unsecured – From Subsidiaries	7.25	3.43
– From Others	347.82	288.71*
	579.24	558.01
Less : Provision for Doubtful Debts	20.22	20.35
	559.02	537.66
Less : Deposits from normal Trade Debtors – Contra	11.06	9.90
	547.96	527.76

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 161.54 Crores (2005 - Rs. 216.95 Crores) including Rs. 103.35 Crores (2005 - Rs. 161.54 Crores) not due within one year.

	2006	2005
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	50.88	39.35
On Deposit Accounts	788.35	3.21
With Other Banks *	...	...
Cash and Cheques on hand	16.59	13.10
	855.82	55.66

Rs. 0.05 Crore (2005 – Rs. 0.05 Crore) on deposit in Karachi–Blocked Account considered doubtful, fully provided.

* Includes on Current Account Rs. 12,720/- (2005 – Rs. 12,720/-) with Post Office Savings Bank and maximum amount outstanding at any time during the year was Rs. 12,720/- (2005 - Rs. 14,522/-).

	2006	2005
11. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposit towards Property Options	42.19	42.19
Deposits with Government, Public Bodies and Others @	91.61	92.38
Interest accrued on Loans, Advances etc.	0.82	0.60
Interest accrued on Investments	12.09	7.35
Dividend Receivable	0.09	—
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.38	1.38
	148.18	143.90
Less : Provision for Doubtful Deposits	1.38	1.38
	146.80	142.52

@ Deposit with Subsidiary companies Rs. 2.56 Crores (2005 – Rs. 2.56 Crores).

SCHEDULES TO THE ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Loans to Subsidiaries	**32.00**	28.00
Advances to Others	**14.09**	—
Advances with Subsidiaries	**56.65**	55.25
Good and Unsecured		
Loans to Subsidiaries	**145.33**	148.73
Loans to Others *	**26.91**	29.18
Advances recoverable in cash or in kind or for value to be received **	**233.53**	202.11
Advances with Government and Public Bodies	**464.57**	343.75
Advances with Subsidiaries	**1.95**	3.34
Doubtful and Unsecured		
Loans	**3.63**	3.63
Advances recoverable in cash or in kind or for value to be received	**8.43**	8.43
Advances with Government and Public Bodies	**0.55**	0.55
	987.64	822.97
Less : Provision for Doubtful Loans and Advances	**12.61**	12.61
	975.03	810.36

Loans to Subsidiaries comprise of :

- Interest free loans to wholly owned subsidiaries :
  - ITC Infotech India Limited Rs. 108.09 Crores (2005 – Rs. 111.49 Crores)
    (The maximum outstanding during the year was Rs. 118.45 Crores; 2005 – Rs. 114.84 Crores).
  - BFIL Finance Limited Rs. 37.24 Crores (2005 – Rs. 37.24 Crores)
    (The maximum outstanding during the year was Rs. 37.24 Crores; 2005 – Rs. 37.24 Crores).
  - Landbase India Limited Rs. 32.00 Crores (2005 – Rs. 28.00 Crores)
    (The maximum outstanding during the year was Rs. 32.00 Crores; 2005 – Rs. 28.00 Crores).

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 1.14 Crores (2005 – Rs. 1.19 Crores). The maximum indebtedness during the year was Rs. 1.19 Crores (2005 – Rs. 1.55 Crores).

** Includes Capital Advances of Rs. 156.57 Crores (2005 – Rs. 83.52 Crores).

SCHEDULES TO THE ACCOUNTS

13. LIABILITIES	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
Acceptances	4.34	3.01
Sundry Creditors *		
Total outstanding dues of small scale industrial undertakings	6.73	4.18
Total outstanding dues of creditors other than small scale industrial undertakings **	2141.69	1887.84
Sundry Deposits	26.82	22.97
Unclaimed Dividend	19.97	16.50
Interest Accrued but not due on Loans	0.54	1.04
	2200.09	1935.54
Less : Deposits from normal Trade Debtors – Contra	11.06	9.90
	2189.03	1925.64

There is no amount due and outstanding to be credited to Investor Education and Protection Fund. For this purpose an amount of Rs. 0.30 Crore (2005 - Rs. 0.30 Crore) maintained with a bank has not been considered on account of a pending legal dispute for which the Company has filed a suit.

* Includes amounts due to Subsidiary Companies Rs. 43.22 Crores (2005 - Rs. 12.16 Crores).

** Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 116.50 Crores (2005 - Rs. 155.33Crores), including Rs. 78.20 Crores (2005 - Rs. 116.50 Crores) not due within one year.

14. PROVISIONS		
Taxation (net of advance payment)	167.09	151.42
Fringe Benefit Tax (net of advance payment)	0.67	—
Provision for Retirement Benefits	36.60	25.06
Provision for Subsidiary	50.00	50.00
Proposed Dividend	995.12	773.25
Income Tax on Proposed Dividend	139.56	108.45
	1389.04	1108.18

15. OTHER INCOME		For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
Miscellaneous Income			96.11		57.59
Licence Fees			—		0.89
Doubtful Debts, Claims and Advances – previous years			0.23		1.87
Gain on Exchange – Net			5.67		5.61
Income from Long Term Investments	– Trade	1.41		0.25	
	– Subsidiary	7.10		26.61	
	– Others	0.18	8.69	0.18	27.04
Income from Current Investments	– Others		155.47		119.72
Profit on Sale of Current Investments – Net			3.43		—
Interest on Loans and Deposits, etc.			9.10		7.70
Liability no longer required Written Back			7.38		15.39
			286.08		235.81

The Income from Investments and Interest are stated Gross, the amount of Income Tax deducted is Rs. 1.16 Crores (2005 – Rs. 0.79 Crore).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock *	1195.11		809.74	
Less : Value Added Tax credit available on Opening Stock	0.23		—	
	1194.88		809.74	
Purchases	3154.09		2409.32	
	4348.97		3219.06	
Less : Closing Stock	1664.91	2684.06	1195.11	2023.95
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	24.30		20.42	
Agri Products	942.69		569.01	
Other Goods	445.14		219.42	
Packing Materials	40.70	1452.83	17.93	826.78
(c) (INCREASE)/DECREASE IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	345.38		299.53	
Smoking Tobacco	0.33		0.32	
Printed Materials	2.32		2.04	
Agri Products	147.14		135.00	
Paper – Specialty Paper	7.70		6.74	
Paperboards and Paper	44.52		28.74	
Other Goods **	98.95		114.38	
Packing Materials	9.12		2.52	
Intermediates – Tissue Paper and Paperboards	38.81		35.07	
Stock in Process	21.31		16.21	
	715.58		640.55	
Closing Stock				
Cigarettes	354.00		345.38	
Smoking Tobacco	0.68		0.33	
Printed Materials	7.21		2.32	
Agri Products	209.71		147.14	
Paper – Specialty Paper	8.16		7.70	
Paperboards and Paper	38.55		44.52	
Other Goods	149.16		98.95	
Packing Materials	19.30		9.12	
Intermediates – Tissue Paper and Paperboards	49.78		38.81	
Stock in Process	24.89		21.31	
	861.44	(145.86)	715.58	(75.03)
Total		3991.03		2775.70
Less : Waste Material Sales		11.99		10.66
		3979.04		2765.04
Excise Duties etc. on Increase/(Decrease) of Finished Goods		4.19		44.51
		3983.23		2809.55
Less: One time cost relating to write down of inventories considered as exceptional item [Schedule 19(i)]		—		40.00
		3983.23		2769.55

* Includes Raw Materials Rs. Nil (2005 - Rs. 0.99 Crore),

** Includes Other Goods Rs. Nil (2005 - Rs. 0.03 Crore),

taken over consequent to amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company.

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries/Wages and Bonus	435.42		349.86	
Contribution to Provident and Other Funds	52.10		68.00	
Workmen and Staff Welfare Expenses	58.97		53.13	
	546.49		470.99	
Less: Recoveries	5.09	541.40	3.73	467.26
Consumption of Stores and Spare Parts		139.01		118.49
Power and Fuel		245.17		218.54
Rent		76.80		58.92
Rates and Taxes		40.18		34.03
Insurance		40.27		39.20
Repairs				
– Buildings		28.45		26.22
– Machinery		50.08		43.29
– Others		17.78		15.66
Outward Freight and Handling Charges		352.21		260.97
Advertising/Sales Promotion – Net		225.73		220.53
Market Research		23.70		28.99
Doubtful and Bad Debts		1.81		2.63
Doubtful and Bad Advances, Deposits etc.		0.66		0.47
Information Technology Services		58.23		51.07
Travelling and Conveyance		121.47		98.07
Training		15.18		10.27
Legal Expenses		19.07		10.51
Postage, Telephone etc.		25.44		22.87
Brokerage and Discount – Sales		4.66		3.98
Brokerage and Discount – Others		0.37		0.55
Commission to Selling Agents		20.33		17.75
Loss on Sale of Current Investments – Net		—		0.34
Excess of Cost over fair value of Current Investments		12.76		—
Bank Charges		5.32		3.05
Investments written off		—		0.05
Interest etc. Paid – Debentures, Term Loans and Fixed Deposits	0.19		0.01	
– Others [Also see Schedule 19(i)]	15.59		47.74	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	3.85	11.93	5.32	42.43
Miscellaneous Expenses		408.28		339.02
Fixed Assets and Stores Discarded – Net		21.34		11.08
		2507.63		2146.24
Deduct : Transfers to Fixed Assets etc. Accounts		15.78		26.47
		2491.85		2119.77
Miscellaneous Expenses include :				
(1) Contribution to Chief Minister's Relief Fund		—		0.05
(2) Contribution to Prime Minister's Relief Fund		1.00		3.00
(3) Donation to Political parties		—		4.62
(4) Auditors' Remuneration (including service tax) and Expenses :				
Audit Fees		1.16		0.99
Tax Audit Fees		0.29		0.23
Fees for Limited Review		0.36		0.36
Fees for Other Services		0.45		0.45
Reimbursement of Expenses		0.22		0.10
(5) Remuneration and Expenses of Auditors of erstwhile ITCHL & AHL:				
Fees for audit of the erstwhile ITCHL & AHL		—		0.19
Fees for Other Services		—		0.05
Reimbursement of Expenses		—		0.04
(6) Cost Auditors' Fee		0.03		0.03
(7) Consultancy/Professional Fees		52.34		39.06

Interest received on Trading Debts, Deposits with Govt. Bodies etc. is stated Gross, the amount of Income Tax deducted is Rs. 0.58 Crore (2005 - Rs. 0.68 Crore).

SCHEDULES TO THE ACCOUNTS

	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
18. PROVISION FOR TAXATION		
Income Tax for the year :		
Current Tax	1077.14	879.46
Deferred Tax	(69.60)	48.10
Fringe Benefit Tax	20.03	—
	1027.57	927.56
Less : Adjustments related to previous years – Net		
Current Tax	57.02	73.96
Deferred Tax	(18.27)	17.60
	38.75	91.56
	988.82	836.00

19. NOTES TO THE ACCOUNTS

(i) Exceptional items comprise of:

	2006	2005
(a) Once-off assistance to contract manufacturers in view of the retrospective withdrawal of Central Excise exemption on Cigarettes manufactured in the North Eastern States during the year 2000	(67.87)	Nil
(b) Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 (including Rs. 243.57 Crores relating to the period April to December 2004)	Nil	1365.64
(c) Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement	Nil	(350.00)
(d) One time cost relating to write down of inventories and restructuring of employees' compensation arrangements	Nil	(92.70)
(e) Excess of cost over fair value of Current Investment in preference shares of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial services business	Nil	(230.88)
Items (a) to (d) relate to FMCG Businesses		
Total	(67.87)	692.06
Income Tax thereon :		
• Current Tax	22.85	78.50
• Deferred Tax	Nil	259.23
Exceptional Items (Net of Tax)	(45.02)	354.33

(ii) Exchange difference in respect of forward exchange contracts to be recognised in the profit and loss account or capitalised in the subsequent accounting period amounts to Rs. 0.19 Crore (2005 – Rs. 0.15 Crore).

(iii) (a) Claims against the Company not acknowledged as debts Rs. 98.72 Crores (2005 – Rs. 92.97 Crores). These comprise:

- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 37.12 Crores (2005 – Rs. 27.60 Crores).
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 25.12 Crores (2005 – Rs. 25.12 Crores).
- Third party claims arising from disputes relating to contracts aggregating Rs. 34.83 Crores (2005 – Rs. 39.20 Crores).
- Other matters Rs. 1.65 Crores (2005 – Rs. 1.05 Crores).

(b) Guarantees and Counter Guarantees outstanding
- Excise Rs. 24.07 Crores (2005 – Rs. 24.08 Crores).
- Others Rs. 16.01 Crores (2005 – Rs. 6.31 Crores).

(c) Uncalled liability on shares partly paid Rs. 26.40 Crores (2005 – Rs. 26.40 Crores).

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

		2006	2005
(iv)	Earnings per share		
	Earnings per share has been computed as under :		
(a)	Profit after Taxation before Exceptional items (Rs. Crores)	**2280.37**	1837.07
(b)	Profit after Taxation (Rs. Crores)	**2235.35**	2191.40
(c)	Weighted average number of Ordinary Shares outstanding	**3,75,14,55,175**	3,74,29,19,385
(d)	Effect of potential Ordinary Shares on Employee Stock Options outstanding	**1,84,27,064**	16,36,908
(e)	Weighted average number of Ordinary Shares in computing diluted earnings per share [(c) + (d)]	**3,76,98,82,239**	3,74,45,56,293
(f)	Earnings per share on profit after taxation before exceptional items (Face Value Re. 1.00 per share)		
	- Basic [(a) / (c)]	**Rs. 6.08**	Rs. 4.91
	- Diluted [(a) / (e)]	**Rs. 6.05**	Rs. 4.91
(g)	Earnings per share on profit after taxation (Face Value Re. 1.00 per share)		
	- Basic [(b) / (c)]	**Rs. 5.96**	Rs. 5.85
	- Diluted [(b) / (e)]	**Rs. 5.93**	Rs. 5.85

In the computation of Basic and Diluted earnings per share as disclosed above, 1,25,17,12,290 Bonus Shares allotted on 5th October, 2005 have also been included in the denominator of the previous year 2004-05, to conform to the requirements of the Accounting Standard 20 on Earnings Per Share issued by the Intitute of Chartered Accountants of India.

(v) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors & Management Discussion and Analysis under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(vi) Research and Development expenses for the year amount to Rs. 34.74 Crores (2005 – Rs. 25.05 Crores).

(vii) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(viii) The names of small scale industrial undertakings to whom the Company owes sums outstanding for more than 30 days as at the Balance Sheet date are Hindusthan Engineering Works, Bharati Engineering Works, Textile Inland Agency, Khaitan Paper & Packaging, FTS Engineering (P) Limited, Industrial Appliances & Technologies, Tulsyan Enterprise (P) Limited, Nondestructive Test Appliances Private Limited, Secure Polymers (P) Limited, Alfa Engineering Works, System Control and Automation (P) Limited, Chem Seals Engineering (P) Limited and Perfect Industrial Enterprise.

(ix) The Company's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(x) Interests in Joint Ventures:

The Company's interest, as a venturer, in jointly controlled entities (Incorporated Joint Ventures) is:

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2006**	Percentage of ownership interests as at 31st March, 2005
King Maker Marketing Inc.	U.S.A.	**50**	50
Maharaja Heritage Resorts Limited	India	**50**	50

The Company's interest in these Joint Ventures is reported as Long Term Investments (Schedule - 7) and stated at cost. However, the Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the joint venture) related to its interests in these Joint Ventures are:

		As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
I.	**ASSETS**		
1.	Fixed Assets	**0.30**	0.34
2.	Current Assets, Loans and Advances		
	a) Inventories	**5.42**	8.19
	b) Sundry Debtors	**1.80**	0.90
	c) Cash and Bank Balances	**10.54**	20.91
	d) Other Current Assets	**1.06**	0.60
	e) Loans and Advances	**3.44**	0.06
3.	Deferred Tax-Net	**1.05**	1.02
II.	**LIABILITIES**		
1.	Secured Loans	**—**	0.06
2.	Current Liabilities and Provisions		
	a) Liabilities	**15.37**	24.24
	b) Provisions	**0.47**	0.38

		For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
III.	**INCOME**		
1.	Sales	**57.30**	80.85
2.	Other Income	**0.75**	0.68
IV.	**EXPENSES**		
1.	Raw Materials etc.	**14.36**	20.56
2.	Excise Duties and Taxes on Sales of Products and Services	**21.31**	33.32
3.	Manufacturing, Selling etc. Expenses	**19.75**	23.78
4.	Depreciation	**0.08**	0.06
5.	Provision for Taxation	**1.07**	1.57

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
(xi) DIRECTORS' REMUNERATION		
Salaries	**3.38**	2.79
Performance Bonus to Wholetime Directors	**2.68**	2.21
Other Benefits	**0.60**	0.56
Commission, etc. to Non-Wholetime Directors	**0.32**	0.32
Directors' Fees	**0.11**	0.12
	7.09	6.00

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

In the case of two Wholetime Directors, Mr. K. Vaidyanath and Mr. S.S.H. Rehman, their appointment by the Board of Directors for fresh tenures commencing from 17th January, 2006 and 21st March, 2006 respectively, are subject to approval by the Company in General Meeting.

Aggregate managerial remuneration of Rs. 7.09 Crores for the year, includes Rs. 0.59 Crores attributable to the increase in the salaries of all the four Wholetime Directors with effect from 1st October, 2005 which is subject to approval by the Company in General Meeting.

Computation of Net Profit and Directors' Commission

	2006	2006	2005	2005
Profit before Taxation and Exceptional Items		**3269.19**		2673.07
Add :				
Directors' Remuneration	**7.09**		6.00	
Wealth Tax - Net	**1.00**		0.94	
Depreciation	**332.34**		312.87	
Exceptional Items [see Schedule 19(i)]	**(67.87)**	**272.56**	692.06	1011.87
		3541.75		3684.94
Less :				
Depreciation under Section 350 of the Companies Act, 1956	**332.34**		318.42	
Adjusted loss on sale of fixed assets - Net	**—**	**332.34**	16.92	335.34
Profit for the purpose of Directors' Commission		**3209.41**		3349.60
Non-Wholetime Directors' Commission @ 1%		**32.09**		33.49
Payable for the year		**0.32**		0.32

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xii) Derivative Instruments:

(a) Outstanding forward exchange contracts as at 31st March, 2006 entered by the Company for the purpose of hedging its foreign currency exposures are as under:

(in Lacs)

Currency	**Cross Currency**	**Buy**	**Sell**
Euro	US Dollar	400.30	2.50
Great Britain Pound	US Dollar	—	18.50
Swiss Francs	US Dollar	80.50	—
Japanese Yen	US Dollar	2180.00	—
Swedish Kroner	US Dollar	15.00	—
US Dollar	Indian Rupee	456.50	614.50

(b) Foreign currency exposures recognised by the Company that have not been hedged by a derivative instrument or otherwise as at 31st March, 2006 are as under :

(in Lacs)

Currency	**Cross Currency**	**Buy**	**Sell**	**Net****
Euro	US Dollar	16.60	17.20	(0.60)
Great Britain Pound	US Dollar	10.00	10.40	(0.40)
US Dollar	Indian Rupee	522.40	436.20	86.20
Swiss Francs	US Dollar	2.70	—	2.70
Japanese Yen	US Dollar	85.30	—	85.30
Swedish Kroner	US Dollar	14.70	—	14.70
Singapore Dollar	US Dollar	0.90	—	0.90

** Positive figures indicate Open Imports and vice versa

As disclosure requirement regarding Derivative Instruments is effective in respect of financial statements ending on or after 31st March, 2006, previous year figures have not been provided.

(xiii) The disclosures in respect of Employees Stock Option Scheme which are outlined in this year's Annexure to the Report of the Directors & Management Discussion and Analysis and Report on Corporate Governance are treated as an annexure to these accounts.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(xiv) ADDITIONAL INFORMATION PURSUANT TO THE PROVISIONS OF PARAGRAPHS 3, 4C AND 4D OF PART II OF SCHEDULE VI OF THE COMPANIES ACT, 1956.

(A) Licensed and Installed Capacity and Actual Production

Class of Goods	Unit of Quantity	CAPACITY				PRODUCTION	
		Registered/Licensed (a)		Installed			
		2006	2005	**2006**	2005	**2006**	2005
Cigarettes	Million	**1,23,547**	1,23,547	**99,349**	94,597	**59,123**	55,641
Smoking Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**118**	72
Printing and Packaging including Flexibles	Tonne	**N.A.**	N.A.	**47,837**	37,909	**38,316 (b)**	31,223 (b)
Redried Tobacco	Tonne	**N.A.**	N.A.	**N.A.**	N.A.	**1,03,889 (b)**	96,432 (b)
Pulp	Tonne	**N.A.**	N.A.	**1,00,000**	1,00,000	**97,615 (b)**	95,672 (b)
Paperboards and Paper	Tonne	**N.A.**	N.A.	**3,52,500**	3,52,500	**3,65,819 (b)**	3,08,962 (b)

a) The "Registered/Licensed Capacity" (including as approved by Letters of Intent) is exclusive of additional capacities permissible under the policy of the Government of India.

b) Includes production meant for internal consumption.

N.A. - Not Applicable

(B) Particulars in respect of Sales *

	Unit of Quantity	QUANTITY		VALUE (Rs. in Crores)	
		2006	2005	**2006**	2005
Cigarettes	Million	75,894	69,998	11322.87	9996.39
Smoking Tobacco	Tonne	93	73	6.64	5.94
Printed Materials	Tonne	7,725	7,939	74.06	75.93
Agri Products					
- Unmanufactured Tobacco	Tonne	45,714	35,932	356.31	273.76
- Soya Extraction	Tonne	4,23,778	1,96,134	397.92	216.55
- Soya Oil	Tonne	82,719	37,605	279.43	138.08
- Soya Seeds	Tonne	71,472	65,796	89.55	90.55
- Rice	Tonne	2,70,703	1,11,813	285.63	122.33
- Wheat	Tonne	2,33,241	1,27,315	198.69	102.55
- Others				283.46	185.90
Marine Products	Tonne	898	1,823	36.26	77.44
Specialty Paper	Tonne	19,871	20,000	132.53	135.00
Paperboards and Paper	Tonne	2,90,109	2,36,920	938.37	765.88
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	3,44,305	2,07,547	653.60	357.21
Hotel Sales/Income from Services				777.85	573.02
Others (Branded Garments, Greeting Cards, Ready to Eat Foods etc.)				391.26	233.05
				16224.43	**13349.58**

* Net of Sales Returns and Damaged Stocks etc.

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

	Unit of Quantity	Quantity 2006	Quantity 2005	Value (Rs. in Crores) 2006	Value (Rs. in Crores) 2005
(C) Details of Finished Goods					
(i) Opening Stock					
Cigarettes	Million	**3,524**	3,299	**345.38**	299.53
Smoking Tobacco	Tonne	**5**	7	**0.33**	0.32
Printed Materials	Tonne	**419**	367	**2.32**	2.04
Agri Products					
- Soya Extraction	Tonne	**9,054**	59,867	**8.67**	64.91
- Soya Oil	Tonne	**1,284**	3,513	**4.82**	14.99
- Rice	Tonne	**80,058**	161	**75.23**	0.17
- Wheat	Tonne	**3,116**	22,225	**3.51**	16.08
- Others				**54.91**	38.85
Specialty Paper	Tonne	**1,218**	1,267	**7.70**	6.74
Paperboards and Paper	Tonne	**14,968**	9,900	**44.52**	28.74
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	**17,999**	7,888	**20.93**	10.52
Other Goods *				**78.02**	103.86
Packing Materials				**9.12**	2.52
				655.46	589.27
(ii) Closing Stock					
Cigarettes	Million	**3,456**	3,524	**354.00**	345.38
Smoking Tobacco	Tonne	**23**	5	**0.68**	0.33
Printed Materials	Tonne	**581**	419	**7.21**	2.32
Agri Products					
- Soya Extraction	Tonne	**44,452**	9,054	**38.75**	8.67
- Soya Oil	Tonne	**3,029**	1,284	**9.92**	4.82
- Rice	Tonne	**34,934**	80,058	**31.54**	75.23
- Wheat	Tonne	**10,712**	3,116	**9.16**	3.51
- Others				**120.34**	54.91
Specialty Paper	Tonne	**1,304**	1,218	**8.16**	7.70
Paperboards and Paper	Tonne	**12,622**	14,968	**38.55**	44.52
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	**19,679**	17,999	**33.37**	20.93
Other Goods				**115.79**	78.02
Packing Materials				**19.30**	9.12
				786.77	655.46
(iii) Purchases and Contract Manufacturing Charges					
Cigarettes	Million	**16,867**	14,631	**24.30**	20.42
Agri Products					
- Soya Extraction	Tonne	**4,62,025**	1,46,980	**81.13**	33.67
- Soya Oil	Tonne	**86,442**	36,700	**18.96**	27.66
- Rice	Tonne	**2,26,419**	1,91,949	**220.88**	182.47
- Wheat	Tonne	**4,83,652**	2,53,432	**351.48**	178.45
- Others				**270.24**	146.76
Branded Packaged Foods (Staples, Biscuits and Confectionery)	Tonne	**3,47,527**	2,20,225	**184.47**	71.79
Other Goods				**260.67**	147.63
Packing Materials				**40.70**	17.93
				1452.83	826.78

* Includes Rs. Nil (2005 - Rs. 0.03 Crore) taken over consequent to Scheme of Amalgamation of ITC Hotels Limited and Ansal Hotels Limited with the Company

	Unit of Quantity	Quantity 2006	Quantity 2005	Value (Rs. in Crores) 2006	Value (Rs. in Crores) 2005
(D) Details of Raw Materials Consumed during the year *					
Unmanufactured Tobacco	Tonne	**1,22,489**	1,06,373	**597.90**	493.01
Waste Paper and Pulp	Tonne	**2,40,894**	1,91,739	**331.56**	268.68
Hardwood and Bamboo	BDT**	**2,67,102**	2,63,283	**95.19**	89.36
Soya Seeds	Tonne	**5,51,127**	2,13,584	**648.13**	287.31
Other Agri Products	Tonne	**16,626**	12,816	**57.46**	31.67
Board	Tonne	**40,040**	9,016	**90.86**	80.26
Filter Rods	Million	**10,216**	9,414	**111.17**	97.02
Aluminium Foil/Metallised Paper	Bobbin	**6,70,381**	6,11,779	**49.80**	42.77
BOPP/Viscose Film	Tonne	**1,878**	1,749	**33.54**	30.71
Wheat Flour	Tonne	**31,325**	26,468	**30.73**	25.98
Sugar	Tonne	**23,174**	10,371	**40.92**	17.33
Hydrogenated Vegetable Oil	Tonne	**11,798**	4,690	**45.97**	20.64
Others				**550.83**	539.21
				2684.06	2023.95

* Relates to the Company's main products and the principal raw materials.

** BDT-Bone Dry Tonne

SCHEDULES TO THE ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(E) Value of Raw Materials, Spare Parts and Components Consumed during the year

	(Percentage)		Value (Rs. in Crores)	
	2006	2005	**2006**	2005
Raw Materials				
Imported	**16.35**	18.67	**438.89**	377.82
Indigenous	**83.65**	81.33	**2245.17**	1646.13
	100.00	100.00	**2684.06**	2023.95
Spare Parts and Components				
Imported	**30.98**	30.02	**43.07**	35.57
Indigenous	**69.02**	69.98	**95.94**	82.92
	100.00	100.00	**139.01**	118.49

(F) Earnings etc. in Foreign Exchange during the year

	2006 (Rs. in Crores)	2005 (Rs. in Crores)
Export of Goods (F.O.B. – Realisation Basis)	**1315.78**	917.40
Dividend	**1.09**	—
Hotel Earnings *	**413.97**	306.60
Other Earnings	**62.67**	44.65
	1793.51	1268.65

* Includes Rs. 367.77 Crores (2005 – Rs. 272.54 Crores) being earnings during the year through International Credit Cards, Travel Agencies, Foreign Airlines etc.

(G) Value of Imports during the year (C.I.F. Basis)

Raw Materials	**408.20**	419.54
Components and Spare Parts	**54.67**	41.43
Capital Goods	**139.84**	123.69
Other Goods (including imports under eligible Export House Scheme)	**6.69**	12.43
	609.40	597.09

(H) Expenditure in Foreign Currency during the year (on payment basis)

Professional Fees	**13.80**	19.31
Advertising/Sales Promotion	**6.67**	2.27
Export Promotion Expenses	**6.09**	4.47
Training	**3.44**	2.31
Hotel Reservation/Marketing Expenses	**15.21**	11.33
Licence Fees	**0.82**	0.40
Miscellaneous Expenditure	**23.74**	17.34
	69.77	57.43

(I) Remittances in Foreign Currencies on account of Dividends

Financial Year	On Account of	No. of Shares held	No. of Non-Resident Shareholders	(Rs. in Crores)
2005/2006	**2004/2005**	**8,65,61,943**	**76**	**268.34**
2004/2005	2003/2004	9,01,57,514	82	180.32

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS)

(Rs. in Crores)

	2006 External Sales	2006 Inter Segment Sales	2006 Total	2005 External Sales	2005 Inter Segment Sales	2005 Total
1. Segment Revenue						
FMCG - Cigarettes	11329.74	—	11329.74	10002.54	—	10002.54
FMCG - Others	1011.92	1.55	1013.47	562.15	1.24	563.39
FMCG - Total	12341.66	1.55	12343.21	10564.69	1.24	10565.93
Hotels	777.85	5.50	783.35	573.02	4.23	577.25
Agri Business	1954.67	723.77	2678.44	1220.70	559.37	1780.07
Paperboards, Paper and Packaging	1150.25	745.48	1895.73	991.17	574.14	1565.31
Segment Total	16224.43	1476.30	17700.73	13349.58	1138.98	14488.56
Eliminations			(1476.30)			(1138.98)
Total Revenue			16224.43			13349.58
2. Segment Results						
FMCG - Cigarettes			2708.78			2288.84
FMCG - Others			(171.81)			(195.23)
FMCG - Total			2536.97			2093.61
Hotels			258.09			140.94
Agri Business			90.86			96.41
Paperboards, Paper and Packaging			351.42			279.99
Segment Total			3237.34			2610.95
Eliminations			(39.49)			(17.33)
Consolidated Total			3197.85			2593.62
Unallocated corporate expenses net of unallocated income			93.42			32.24
Profit before interest, etc., exceptional items and taxation			3104.43			2561.38
Interest etc. paid - Net			11.93			42.43
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc.			176.69			154.12
Profit before taxation and exceptional items			3269.19			2673.07
Provision for Taxation			988.82			836.00
Profit after taxation before exceptional items			2280.37			1837.07
Exceptional items (net of tax) [See Schedule 19(i)]			(45.02)			354.33
3. Profit after Taxation			2235.35			2191.40

Other Information

(Rs. in Crores)

	2006 Segment Assets	2006 Segment Liabilities*	2005 Segment Assets	2005 Segment Liabilities*
FMCG - Cigarettes	2336.54	873.26	2083.14	843.13
FMCG - Others	610.43	121.13	344.50	82.19
FMCG - Total	2946.97	994.39	2427.64	925.32
Hotels	1505.74	131.52	1511.13	110.52
Agri Business	1299.22	239.57	874.16	134.44
Paperboards, Paper and Packaging	2239.11	331.04	2110.73	365.62
Segment Total	7991.04	1696.52	6923.66	1535.90
Unallocated Corporate Assets/Liabilities	5316.16	2549.20	4824.59	2316.74
Total	13307.20	4245.72	11748.25	3852.64

	2006 Capital Expenditure	2006 Depreciation	2006 Non Cash expenditure other than depreciation	2005 Capital Expenditure	2005 Depreciation	2005 Non Cash expenditure other than depreciation
FMCG - Cigarettes	206.90	103.41	3.46	116.34	115.29	12.01
FMCG - Others	79.26	13.16	0.48	58.31	7.06	0.42
FMCG - Total	286.16	116.57	3.94	174.65	122.35	12.43
Hotels	77.30	59.12	13.06	101.35	52.72	1.60
Agri Business	79.53	31.19	1.78	62.74	27.87	2.01
Paperboards, Paper and Packaging	133.74	113.84	2.97	184.55	102.88	8.26
Segment Total	576.73	320.72	21.75	523.29	305.82	24.30

* Segment Liabilities of FMCG-Cigarettes is before considering provision of Rs. 425.87 Crores (2005 - Rs. 337.25 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2006	2005
1. Segment Revenue		
— Within India	**14811.45**	12340.48
— Outside India	**1412.98**	1009.10
Total Revenue	**16224.43**	13349.58
2. Segment Assets		
— Within India	**7984.80**	6921.43
— Outside India	**6.24**	2.23
Total Assets	**7991.04**	6923.66
3. Capital Expenditure		
— Within India	**576.73**	523.29
— Outside India	**—**	—
Total Capital Expenditure	**576.73**	523.29

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking mixtures.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
	— Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(4) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. ENTERPRISES WHERE CONTROL EXISTS :

i) Subsidiaries :

a) Srinivasa Resorts Limited
b) Fortune Park Hotels Limited
c) Bay Islands Hotels Limited
d) Russell Credit Limited and its subsidiaries
    Greenacre Holdings Limited
    Wimco Limited and its subsidiaries (became subsidiaries with effect from 01.07.2005)
        Wimco Boards Limited
        Wimco Seedlings Limited and its subsidiaries
            Pavan Poplar Limited
            Prag Agro Farm Limited
e) ITC Infotech India Limited and its subsidiaries
    ITC Infotech Limited,
    ITC Infotech (USA), Inc.
f) Wills Corporation Limited
g) Gold Flake Corporation Limited
h) Landbase India Limited
i) BFIL Finance Limited and its subsidiary
    MRR Trading & Investment Company Limited
j) Surya Nepal Private Limited

The above list does not include:

a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries
    Hup Hoon Traders Pte. Ltd., Singapore
    AOZT "Hup Hoon", Moscow
    Hup Hoon Impex Srl, Romania
    Fortune Tobacco Co. Ltd., Cyprus
    Fortune Tobacco Company, Inc.,U.S.A., and
b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.) which is under voluntary winding up proceedings.

ii) Other entities under control of the Company:

a) ITC Sangeet Research Academy
b) ITC Education Trust
c) ITC Rural Development Trust

2. OTHER RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS, etc.

i) Associates & Joint Ventures:

Associates

a) Gujarat Hotels Limited
b) Megatop Financial Services and Leasing Limited
c) Newdeal Finance and Investment Limited
d) Peninsular Investments Limited
e) Russell Investments Limited
f) Asia Tobacco Company Limited
g) Classic Infrastructure & Development Limited
h) International Travel House Limited
    - being associates of the Company, and
i) Tobacco Manufacturers (India) Limited, U.K.
    of which the Company is an associate.

Joint Ventures

a) King Maker Marketing Inc.
b) Maharaja Heritage Resorts Limited

Joint Ventures of the Company's subsidiaries

a) ITC Filtrona Limited (a Joint Venture of Gold Flake Corporation Limited)
b) CLI3L e-Services Limited (a Joint Venture of ITC Infotech India Limited)

SCHEDULES TO THE ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director
J.P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director
Y.P. Gupta	Non-Executive Director (resigned w.e.f. 29.07.2005)
S.B. Mathur	Non-Executive Director (w.e.f. 29.07.2005)
Ajeet Prasad	Non-Executive Director (resigned w.e.f. 28.10.2005)
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
T.S. Vijayan	Non-Executive Director (w.e.f. 28.10.2005)
B. Vijayaraghavan	Non-Executive Director
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R.G. Jacob	Special Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund
b) IATC Staff X Provident Fund
c) ITC Management Staff Gratuity Fund
d) ITC Employees Gratuity Fund
e) ITC Gratuity Fund 'C'
f) ITC Pension Fund
g) ILTD Seasonal Employees' Pension Fund
h) ITC Platinum Jubilee Pension Fund
i) Tribeni Tissues Limited Provident Fund
j) Tribeni Tissues Limited Gratuity Fund
k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund
l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'
m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'
n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'
o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE COMPANY AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists				Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	Subsidiaries		Others							
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
1. Sale of Goods / Services	**61.84**	49.37			**34.77**	38.37				
2. Purchase of Goods / Services	**82.28**	36.23			**144.61**	121.36				
3. Acquisition cost of Fixed Assets (including project consultancy fees, etc.)		2.49								
4. Sale of Fixed Assets/ Scrap	**0.12**				**0.14**	0.10				
5. Acquisition of Investments - Purchase of Preference shares of ICICI Bank Limited		350.00								
6. Sale of Equity Shares of Ansal Hotels Limited										
- to subsidiaries (2005 - Rs. 3,900/-)		...								
- to Associates & Joint Ventures (2005 - Rs. 2,600/-)						...				
7. Interest Income		0.31				0.06	**0.03**	0.04		
8. Remuneration to Key Management Personnel										
— Directors [See Schedule 19 (xi)]							**7.09**	6.00		
— Others							**2.26**	1.58		
9. Rent Paid	**1.00**	1.26			**0.01**	0.02	**0.01**			
10. Reimbursement of Contractual Remuneration					**0.08**	0.08				
11. Remuneration of managers on deputation recovered	**4.85**	1.29			**1.69**	1.14				
12. Receipt towards reimbursement of staff cost on Contractual Remuneration to subsidiary hotels		2.36								
13. Donations			**1.50**	8.85						
14. Contributions to Employees' Benefit Plans									**31.34**	55.29
15. Dividend income	**7.10**	26.61			**1.41**	0.25				
16. Dividend payments					**205.18**	132.37	**0.18**	0.10		
17. Expenses recovered	**5.15**	5.47	**0.02**	0.02	**2.74**	5.28				
18. Expenses reimbursed	**6.10**	2.05			**2.60**	1.96				
19. Loans Given										
- Russell Credit Limited		112.00								
- Others	**55.24**	69.67				1.70		0.03		
20. Receipt towards Loan Repayment										
- Russell Credit Limited		112.00								
- Others	**54.64**	44.28				1.70	**0.11**	0.37		
21. Advances Given		0.03			**6.50**	1.50				
22. Receipt towards refund of Advances		4.03			**2.10**	0.85				
23. Payment towards refund of Advances					**0.02**					
24. Deposits received during the year					**0.31**	0.58				
25. Receipt towards refund of Deposits					**0.19**	112.63		0.04		
26. **Balances as on 31st March,**										
i) Debtors / Receivables	**7.34**	3.51			**30.68**	37.83				
ii) Advances Given	**58.60**	58.59			**8.06**	11.86			**0.01**	0.52
iii) Loans Given	**177.33**	176.73					**1.13**	1.24		
iv) Deposits with (including Deposits towards Property Options)	**2.56**	2.56			**42.29**	42.29				
v) Deposits From					**3.37**	3.25				
vi) Creditors/Payables	**43.22**	12.16			**6.70**	4.47				
vii) Investments in Non-Convertible Debentures	**15.00**	15.00								
27. Provision for subsidiary (made in earlier years) as on 31st March	**50.00**	50.00								
28. In addition, remuneration of managers on deputation, absorbed			**0.03**	0.03	**0.36**	0.65				

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below. The financial statements have also been prepared in accordance with relevant presentational requirements of the Companies Act, 1956.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

To charge off as a revenue expenditure all upgradation / enhancements unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Intangible Assets in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or, where specified, lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

To amortise capitalised software costs over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, including in Joint Ventures and Associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account as proposed by the Directors, pending approval at the Annual General Meeting.

SCHEDULES TO THE ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

Claims

To disclose claims against the Company not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter-segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

Kolkata, K. VAIDYANATH *Director*

26th May, 2006 B. B. CHATTERJEE *Secretary*

REPORT OF THE AUDITORS TO THE MEMBERS

1. We have audited the attached balance sheet of ITC Limited as at 31st March, 2006, and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:

   i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

   ii) in our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   iii) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   iv) in our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

   v) in our opinion, and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      a) in the case of the balance sheet, of the state of affairs of the company as at 31st March, 2006;

      b) in the case of the profit and loss, of the profit for the year ended on that date; and

      c) in the case of the cash flow statement, of the cash flows for the year ended on that date.

5. On the basis of the written representations received from the directors, as on 31st March, 2006, and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 26, 2006

Annexure to the Auditors' Report to the Members of ITC Limited

[Referred to in paragraph (3) thereof]

(i) (a) The company is maintaining proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) In our opinion, the fixed assets have been physically verified by the management at reasonable intervals, having regard to the size of the company and the nature of its assets. No material discrepancies between the book records and the physical inventory are noticed.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed of by the company.

(ii) (a) The inventory of the company has been physically verified by the management during the year excepting material lying with third parties (which have substantially been confirmed). In our opinion, the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and the book records were not material in relation to the operations of the company.

(iii) (a) The company has not granted any loans, secured or unsecured, to companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not granted any loans, secured or unsecured, to parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(b), (c) and (d) of the Order, are not applicable.

(b) The company has not taken any loans, secured or unsecured, from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956. As the company has not taken any loans, secured or unsecured, from parties listed in the Register maintained under Section 301 of the Companies Act, 1956, paragraphs (iii)(f) and (g) of the Order, are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there are adequate internal control systems commensurate with the size of the company and the nature of its business for the purchase of inventory, fixed assets and for the sale of goods and services. Further, on the basis of our examinations, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control systems.

(v) (a) In our opinion and according to the information and explanations given to us, there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956.

(b) In our opinion and according to the information and explanations given to us, as there are no contracts or arrangements that need to be entered into the Register maintained under Section 301 of the Companies Act, 1956, paragraph (v)(b) of the Order is not applicable.

(vi) In our opinion and according to the information and explanations given to us, the company has complied with the provisions of Sections 58A and 58AA and the other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975 as applicable, with regard to the deposits accepted from the public. According to the information and explanations given to us, in this regard, no Order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal on the company.

(vii) In our opinion, the company has an internal audit system commensurate with the size of the company and the nature of its business.

(viii) To the best of our knowledge, the Central Government has not prescribed the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956, for any of the products of the company excepting paper, for which, in our opinion, prima facie, the prescribed accounts and records have been maintained and are being made up. We are not required to and, accordingly, have not made a detailed examination of the records.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the company is regular in depositing undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income-tax, sales-tax, wealth tax, service tax, customs duty, cess and other material statutory dues as applicable with the appropriate authorities.

(b) As at 31st March, 2006, according to the records of the company and the information and explanations given to us, the following are the particulars of dues on account of income-tax, sales-tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited on account of any dispute:

Name of the statute	Nature of the dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
			Various years covering the period	
Sales Tax Laws	Sales tax	3.98	1984-2006	Appellate Authority – upto Commissioners' / Revisional authorities level
		12.30	1990-1999	Appellate Authority – Tribunal level
		0.50	1998-2006	High Court
Income Tax Act, 1961	Income tax	0.25	1991-1992	Appellate Authority – upto Commissioners' / Revisional Authorities level
Customs Act, 1962	Customs duty	0.69	1998	Appellate Authority – Tribunal level
Central Excise Act, 1944	Excise duty	51.40	1982-2005	Appellate Authority – upto Commissioners' / Revisional Authorities level
		16.50	1973-2003	Appellate Authority – Tribunal level
		0.24	1989-1995	High Court
Finance Act, 1994	Service tax	0.26	2004-2005	Appellate Authority – upto Commissioners' / Revisional Authorities level
		0.10	1999-2003	Appellate Authority- Tribunal level

Out of amount aggregating Rs. 86.22 Crores, Rs. 24.87 Crores has been stayed for recovery by the relevant authorities.

(x) The company does not have accumulated losses as at 31st March, 2006 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the company has not defaulted in repayment of dues to any financial institution, bank or to debentureholders during the year.

(xii) According to the information and explanations given to us, the company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under paragraph (xiii) of the Order are not applicable to the company.

(xiv) In our opinion and according to the information and explanations given to us, the company is not a dealer or trader in securities.

(xv) According to the information and explanations given to us, the company has not given any guarantees for loans taken by others from banks or financial institutions.

(xvi) According to the information and explanations given to us, the term loans have been applied for the purpose for which they were obtained.

(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the company, in our opinion, there are no funds raised on a short term basis which have been used for long term investment.

(xviii) The company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956 during the year.

(xix) As the company has no debentures outstanding at any time during the year, paragraph (xix) of the Order is not applicable to the company.

(xx) The company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the company has been noticed or reported.

For A. F. Ferguson & Co.
Chartered Accountants

M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 26, 2006

ITC Limited

BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE
(As per Schedule VI, Part IV of the Companies Act, 1956)

I. Registration Details

Registration No. 1985 — State Code 21

Balance Sheet Date 31 03 06 (Day Month Year)

II. Capital raised during the year (Amount in Rs. Thousands)*

Public Issue	Rights Issue
N.A.	N.A.
Bonus Issue	Private Placement
1251712	N.A.

* Issue of shares upon exercise of Options under Employee Stock Option Scheme : Rs. 9126

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
130840408	130840408

Sources of Funds

Paid up Capital	Reserves & Surplus
3755179	86859587
Secured Loans	Unsecured Loans
336708	860555
Deferred Tax	Current Liabilities & Provision
3247600	35780779

Application of Funds

Net Fixed Assets	Investments
44051301	35170100
Current Assets	Misc. Expenditure
51619007	N.A.
Accumulated Losses	
N.A.	

IV. Performance of Company (Amount in Rs. Thousands)

Turnover**	Total Expenditure
165105075	132413164

** Includes Other Income

Profit/Loss Before Tax*** (+ ✓)	Profit/Loss After Tax (+ ✓)
32691911	22353521

*** Profit before Tax and Exceptional items

(Please tick appropriate box + for profit, – for loss)

Earnings Per Share in Rs.	Dividend Rate %
5.96	265

V. Generic Names of Three Principal Products / Services of Company (as per monetary terms)

a) Item Code No. (ITC Code) 2402 — Product Description CIGARETTES

b) Item Code No. (ITC Code) 4810 — Product Description PAPER & PAPERBOARD COATED ONE OR BOTH SIDES WITH KAOLIN

c) Item Code No. (ITC Code) #N.A. — Product Description HOTELS

No item code has been assigned to 'Hotels' under the Indian Trade Classification

GUIDE TO SUBSIDIARIES/JOINT VENTURES/ASSOCIATES

SUBSIDIARIES OF ITC LIMITED

RUSSELL CREDIT LIMITED (RUSSELL)

Shareholding

100% held by ITC Limited.

Nature of Business

Investment Company. Its activities are primarily confined to making long term investments in areas of strategic thrust, namely FMCG & Tobacco, Hotels & Tourism, Paper, Paperboards & Packaging and Agri Business.

Subsidiaries

Russell has a wholly owned subsidiary, Greenacre Holdings Limited, which is engaged in property infrastructure maintenance.

During the year, Russell acquired 93.48% of Wimco Limited (Wimco), which is engaged primarily in the manufacture of matches. Wimco Limited has four 100% subsidiaries, namely Wimco Seedlings Limited, Pavan Poplar Limited, Prag Agro Farm Limited and Wimco Boards Limited, which are engaged in agro forestry and other related activities to support Wimco's business.

GOLD FLAKE CORPORATION LIMITED & WILLS CORPORATION LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

General trading.

Joint Venture

ITC Filtrona Limited is a 50% joint venture of Gold Flake Corporation Limited with Cigarette Components Limited, U.K.

Nature of Business

Manufacture and sale of cigarette filter rods.

LANDBASE INDIA LIMITED

Shareholding

100% held by ITC Limited with effect from 26th May, 2004 consequent to ITC Limited acquiring the balance 30% Shareholding from the co-promoters.

Nature of Business

Real estate development and management of golf resorts.

The Company owns the Classic Golf Resort, a 27-hole international signature golf course, designed by Jack Nicklaus.

BFIL FINANCE LIMITED (BFIL)

Shareholding

100% held by ITC Limited.

The Company became a subsidiary consequent to the amalgamation of erstwhile ITC Bhardachalam Paperboards Limited with ITC Limited.

Nature of Business

It was originally promoted as a financial services company. It is currently engaged only in recovery of its dues.

Subsidiary

BFIL owns 100% of the shareholding of MRR Trading & Investment Company Limited, which owns the tenancy rights to a prime office space in Mumbai.

ITC INFOTECH INDIA LIMITED (I3L)

Shareholding

100% held by ITC Limited.

Nature of Business

Information technology services and solutions.

Subsidiaries of I3L

I3L owns 100% of the shareholding of :

ITC Infotech Limited,

ITC Infotech (USA), Inc.

These subsidiaries provide on-site information technology services and extend business development services to I3L.

Joint Venture

CLI3L e-Services Limited, a joint venture with ClientLogic Operating Corporation, U.S.A. was incorporated on 29th January, 2003 at Bangalore, India and commenced commercial operations on 1st June, 2003. The ownership interest held by I3L is 50% minus one share.

Nature of Business

India based call / contact centre services.

SURYA NEPAL PRIVATE LIMITED

Shareholding

59% held by ITC Limited.

Nature of Business

Manufacture and sale of cigarettes and garments.

SRINIVASA RESORTS LIMITED

Shareholding

68% held by ITC Limited.

Nature of Business

The Company owns the "ITC Hotel Kakatiya Sheraton & Towers" at Hyderabad, which is operated by ITC Limited.

FORTUNE PARK HOTELS LIMITED

Shareholding

99.99% held by ITC Limited.

Nature of Business

The Company is in the business of operating hotels in the mid price segment. It currently operates 15 properties namely Fortune Hotel Landmark at Ahmedabad, Fortune Hotel Calicut at Calicut, Fortune Resorts Darjeeling at Darjeeling, Fortune

Hotel The South Park at Thiruvananthapuram, Fortune Hotel Centre Point at Jamshedpur, Fortune Hotel Sullivan Court at Ooty, Fortune Hotel Galaxy at Vapi, Fortune Resort Bay Island at Port Blair, Fortune Kences Hotel at Tirupati, Fortune Landmark at Indore, Fortune Ummed at Jodhpur, Fortune Katriya Hotel at Hyderabad, Fortune Pandiyan Hotel at Madurai, Fortune Select Global at Gurgaon and Fortune Murali Park at Vijaywada. During the year, two alliances were signed for hotel properties at Lavasa and Siliguri. Total alliances in the Fortune Park portfolio number twenty one.

BAY ISLANDS HOTELS LIMITED

Shareholding

100% held by ITC Limited.

Nature of Business

The Company owns the hotel "Fortune Resort Bay Island" at Port Blair which is licenced to ITC Limited and is operated by Fortune Park Hotels Limited under an Operating & Marketing Services Agreement.

JOINT VENTURE OF ITC LIMITED

KING MAKER MARKETING INC.

King Maker Marketing Inc., U.S.A. is a joint venture where ITC Limited has an ownership interest of 50%.

Nature of Business

Trading in cigarettes and 'roll-your-own' smoking mixtures in U.S.A.

MAHARAJA HERITAGE RESORTS LIMITED

Maharaja Heritage Resorts Limited, is a joint venture with Marudhar Hotels Private Limited where ITC Limited has an ownership interest of 50%.

Nature of Business

The joint venture company currently operates 39 properties under the "WelcomHeritage" brand. The major properties are located at Agra, Almora, Amritsar, Bhopal, Darjeeling, Jabalpur, Jodhpur, Khimsar, Kota, Ladakh, Manali, Ooty, Palampur, Pushkar, Shimla, etc.

MAJOR ASSOCIATES OF THE GROUP

GUJARAT HOTELS LIMITED

ITC Limited holds 45.78% in Gujarat Hotels Limited.

Nature of Business

The Company owns the "WelcomHotel Vadodara" at Vadodara which is operated by ITC Limited under an Operating Licence Agreement.

INTERNATIONAL TRAVEL HOUSE LIMITED

3.60% is held by ITC Limited and 45.36% is held by Russell Credit Limited, a wholly owned subsidiary of ITC Limited.

Nature of Business

Air ticketing, car rentals, inbound tourism, overseas and domestic holiday packages, conferences, events and exhibition management.

Note : The full list of the Group's Associates appears on page 139.

Principles of Consolidation

The Group's interests in its subsidiaries, associates and joint ventures are reflected in the Consolidated Financial Statements ("CFS") in accordance with the relevant Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India.

Subsidiaries (AS 21)

Line by line consolidation of Profit & Loss Account and Balance Sheet is done by aggregating like items of assets, liabilities, income and expenses.

The excess / deficit of the cost to ITC Limited of its investments in its subsidiaries over its share of net worth (residual interest in the assets of the subsidiaries after deducting all its liabilities) of the subsidiaries at the date of investment in the subsidiaries are treated as goodwill / capital reserve in the CFS. The goodwill is disclosed as an asset and capital reserve as a reserve in the consolidated balance sheet.

Minority interest in the net income (profit after taxation) for the reporting period is identified and adjusted against the group income to arrive at the net income of the Group; likewise the minority interest in the net assets of the consolidated subsidiaries is identified and presented separately on the liabilities side in the consolidated balance sheet.

Inter-Company transactions within the group (both P&L and Balance Sheet items) are eliminated for arriving at the group CFS.

CFS is prepared applying uniform accounting policies of ITC Limited to the group companies.

Associates (AS 23)

On acquisition of an associate, the goodwill / capital reserve arising form such acquisition is included in the carrying amount of the investment and also disclosed separately.

Only share of net profits / losses of associates is considered in consolidated profit and loss statement.

The carrying amount of the investment in associates is adjusted by the share of net profits / losses in the consolidated balance sheet.

Joint Ventures (AS 27)

In CFS, the interest in joint ventures is reported using proportionate consolidation method.

A separate line item is added in CFS for proportionate share of assets, liabilities, income and expenses.

CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	118
Profit and Loss Account	119
Cash Flow Statement	120
Schedules to the Accounts	121
Report of the Auditors	150

ITC Limited

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 2006

	Schedule	31st March, 2006 (Rs. in Crores)		31st March, 2005 (Rs. in Crores)	
I. SOURCES OF FUNDS					
1. Shareholders' Funds					
a) Capital	1	375.52		248.22	
b) Share Capital Suspense	1A	—		1.21	
c) Reserves and Surplus	2	8845.94	9221.46	7689.77	7939.20
2. Minority Interests			81.75		63.37
3. Loan Funds					
a) Secured Loans	3	60.62		89.27	
b) Unsecured Loans	4	86.06	146.68	157.71	246.98
4. Deferred Tax - Net	5		325.50		376.15
Total			9775.39		8625.70
II. APPLICATION OF FUNDS					
1. Fixed Assets	6				
a) Gross Block		6862.59		6144.80	
b) Less : Depreciation		2339.28		1943.34	
c) Net Block		4523.31		4201.46	
d) Capital Work-in-Progress		246.61		192.33	
		4769.92		4393.79	
e) Less : Provision for assets given on lease		8.71	4761.21	10.17	4383.62
2. Investments	7		2998.10		3329.13
3. Current Assets, Loans and Advances					
a) Inventories	8	3115.43		2543.08	
b) Sundry Debtors	9	635.19		620.94	
c) Cash and Bank Balances	10	977.77		120.06	
d) Other Current Assets	11	156.85		147.16	
e) Loans and Advances	12	770.27		594.50	
		5655.51		4025.74	
Less :					
4. Current Liabilities and Provisions					
a) Liabilities	13	2282.06		2041.35	
b) Provisions	14	1358.00		1072.18	
		3640.06		3113.53	
Net Current Assets			2015.45		912.21
5. Miscellaneous Expenditure (To the extent not written off or adjusted) [See Schedule 19 (xii)]			0.63		0.74
Total			9775.39		8625.70
Notes to the Accounts	19				
Segment Reporting	20				
Related Party Disclosures	21				
Significant Accounting Policies	22				

The Schedules referred to above form an integral part of the Balance Sheet.

Per our Report attached

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 26th May, 2006

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

ITC Limited

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 2006

		Schedule	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
IA.	GROSS INCOME		17222.25	14177.58
IB.	NET INCOME			
	Gross Sales [Includes share of Joint Ventures Rs. 129.94 Crores (2005 : Rs. 139.87 Crores)]		16901.82	13918.62
	Less : Excise Duties and Taxes on Sales of Products and Services [Includes share of Joint Ventures Rs. 24.08 Crores (2005 : Rs. 37.06 Crores)]		6584.26	5860.87
	Net Sales [after considering provision for Taxes of Rs. Nil (2005 - Rs. 214.75 Crores); also see Schedule 19(ii)]		10317.56	8057.75
	Other Income	15	320.43	258.96
			10637.99	8316.71
II.	OTHER EXPENDITURE			
	Raw Materials etc.	16	4018.97	2785.26
	Manufacturing, Selling etc. Expenses	17	2882.35	2427.35
	Depreciation [Includes share of Joint Ventures Rs. 5.48 Crores (2005 : Rs. 4.53 Crores)]		359.49	336.64
			7260.81	5549.25
III.	PROFIT			
	Profit before Taxation and Exceptional items		3377.18	2767.46
	Provision for Taxation	18	1023.88	862.87
	Profit after Taxation before Exceptional items		2353.30	1904.59
	Exceptional items (net of tax)	19(ii)	(45.02)	354.33
	Profit after Taxation before Share of Results of Associates and Minority Interests		2308.28	2258.92
	Share of Net Profit / (Loss) of Associates		5.60	2.07
	Profit after Taxation before Minority Interests		2313.88	2260.99
	Minority Interests		18.50	15.57
	Net Profit		2295.38	2245.42
	Preacquisition Profit / (Loss)		(65.34)	—
	Minority Interest of Preacquisition Profit / (Loss)		0.91	—
	Profit brought forward		519.70	263.72
	Release from Hotel Foreign Exchange Earnings Reserve		—	12.31
	Available for appropriation		2750.65	2521.45
IV.	APPROPRIATIONS			
	General Reserve		1160.48	1103.75
	Special Reserve under Section 45-IC of RBI Act, 1934		5.42	11.71
	Proposed Dividend		995.12	773.25
	Income Tax on Proposed Dividend		143.14	113.04
	Share of Revenue Reserves of Joint Ventures carried forward		22.21	27.11
	Profit carried forward		424.28	492.59
			2750.65	2521.45
	Earnings Per Share (Face Value Re. 1.00 each)	19(vii)		
	On Net Profit before Exceptional items			
	Basic		Rs. 6.24	Rs. 5.05
	Diluted		Rs. 6.21	Rs. 5.05
	On Net Profit			
	Basic		Rs. 6.12	Rs. 6.00
	Diluted		Rs. 6.09	Rs. 6.00
	Notes to the Accounts	19		
	Segment Reporting	20		
	Related Party Disclosures	21		
	Significant Accounting Policies	22		

The Schedules referred to above form an integral part of the Profit and Loss Account.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants

M. S. DHARMADHIKARI
Partner

Kolkata, 26th May, 2006

On behalf of the Board

Y. C. DEVESHWAR *Chairman*

K. VAIDYANATH *Director*

B. B. CHATTERJEE *Secretary*

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 2006

(Figures for the previous year have been rearranged to conform with the revised presentation)

		For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)
A. NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		3377.18		2767.46
ADJUSTMENTS FOR :				
Depreciation	359.49		336.64	
Interest etc. - Net [Excluding Rs. 10.70 Crores (2005 - Rs. 1.19 Crores)(net)(credit) in respect of financial enterprises consolidated]	1.48		33.57	
Income from Long Term Investments	(3.19)		(1.72)	
Income from Current Investments [Excluding Rs. 11.86 Crores (2005 - Rs. 2.88 Crores) in respect of financial enterprises consolidated]	(157.22)		(120.67)	
Fixed Assets - Loss on Sale/Write off - Net	18.83		3.66	
(Profit) / Loss on Sale of Current Investments - Net	(3.46)		0.33	
Excess of Cost over Fair Value of Current Investments	12.76		—	
Write off of Long Term Investment	—		0.05	
Unrealised Loss on Exchange - Net	0.01		0.04	
(Write Back) / Provision for Fixed Assets given on lease	(1.46)		—	
Amortisation of Miscellaneous Expenditure	0.11		0.11	
Liability no longer required written back	(10.64)	216.71	(40.27)	211.74
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		3593.89		2979.20
ADJUSTMENTS FOR :				
Trade and Other Receivables	(100.30)		(204.28)	
Inventories	(572.35)		(857.54)	
Trade Payables	280.32	(392.33)	479.37	(582.45)
CASH GENERATED FROM OPERATIONS		3201.56		2396.75
Income Tax Paid including Fringe Benefit Tax (net of refunds)		(1037.08)		(809.55)
Cash Flow before Exceptional Items		2164.48		1587.20
Exceptional items paid [See Schedule 19(ii)]		(67.87)		—
NET CASH FROM OPERATING ACTIVITIES		2096.61		1587.20
B. CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of Fixed Assets	(727.99)		(541.95)	
Sale of Fixed Assets	5.96		22.20	
Purchase of Business (See Note 1 Below)	(38.83)		(38.83)	
Purchase of Current Investments	(33188.67)		(24217.00)	
Sale/Redemption of Current Investments	33649.41		23553.04	
Purchase of Long Term Investments	—		(6.15)	
Sale of Long Term Investments	—		0.05	
Income from Current Investments Received	21.31		22.07	
Income from Long Term Investments Received	2.99		20.63	
Dividend Received from Associates	1.04		0.80	
Interest Received	10.39		19.39	
Refund of Deposits towards Property Options	46.50		77.01	
Loans Given	(195.84)		(200.69)	
Loans Realised	192.36		197.07	
Purchase of Minority Interest in a Subsidiary	—		(3.00)	
Purchase of Interest in a Subsidiary	(61.40)		—	
NET CASH USED IN INVESTING ACTIVITIES		(282.77)		(1095.36)
C. CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from issue of Share Capital	65.95		37.32	
Proceeds from Long Term Borrowings	21.01		11.31	
Repayments of Long Term Borrowings	—		(1.28)	
Net increase / (decrease) in Cash/Export Credit Facilities and other Short Term Loans	(148.65)		85.15	
Interest etc. Paid	(16.95)		(47.77)	
Dividends Paid	(773.80)		(497.22)	
Income Tax on Dividend Paid	(111.33)		(69.17)	
NET CASH FLOW USED IN FINANCING ACTIVITIES		(963.77)		(481.66)
NET INCREASE IN CASH AND CASH EQUIVALENTS		850.07		10.18
OPENING CASH AND CASH EQUIVALENTS		120.06		100.34
CASH AND CASH EQUIVALENTS ON AMALGAMATION OF ASSOCIATE		—		9.54
CASH AND CASH EQUIVALENTS ON ACQUISITION OF SUBSIDIARY [See Note 2 Below]		7.64		—
CLOSING CASH AND CASH EQUIVALENTS		977.77		120.06
CASH AND CASH EQUIVALENTS COMPRISE :				
Cash and Bank Balances		977.77		120.06

Notes :

	2006	2005
1. Purchase consideration of Rs. 232.99 Crores (net of liability of Rs. 15.03 Crores towards sales tax deferment loans assumed) on acquisition of business in 2004, payable to M/s BILT Industrial Packaging Company Limited.	232.99	232.99
Cash paid [including Rs. 38.83 Crores (2005 - Rs. 38.83 Crores) during the year as per scheme of repayment]	116.49	77.66
Balance Payable	116.50	155.33

2. Cash & Cash Equivalents include Rs. 7.64 Crores of Wimco Limited, acquired consequent to it becoming a subsidiary of ITC Limited during the year and is included in the closing Cash and Cash Equivalents.

Per our Report attached to the Balance Sheet

For A. F. FERGUSON & CO.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Kolkata, 26th May, 2006

On behalf of the Board

Y. C. DEVESHWAR *Chairman*
K. VAIDYANATH *Director*
B. B. CHATTERJEE *Secretary*

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

(Figures for the previous year have been rearranged to conform with the revised presentation)

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
1. CAPITAL		
Authorised		
5,00,00,00,000 Ordinary Shares of Re. 1.00 each (2005 - 30,00,00,000 Ordinary Shares of Rs. 10.00 each)	500.00	300.00
Issued and Subscribed		
3,75,51,78,860 Ordinary Shares of Re. 1.00 each, fully paid (2005 - 24,82,21,329 Ordinary Shares of Rs. 10.00 each, fully paid)	375.52	248.22

A) Of the above, following were allotted :

a) as fully paid up Bonus Shares —

3,79,00,000 * in 1978-79 by Capitalisation of Capital Reserve, Share Premium Reserve and General Reserve;

4,54,80,000 * in 1980-81 by Capitalisation of Capital Reserve and General Reserve;

33,16,81,100 * in 1989-90 by Capitalisation of Capital Reserve, Share Premium Reserve, Export Promotion Reserve and General Reserve;

39,80,17,320 * in 1991-92 by Capitalisation of General Reserve;

1,21,31,81,770 * in 1994-95 by Capitalisation of General Reserve;

1,25,17,12,290 in 2005-06 by Capitalisation of General Reserve.

b) as fully paid up Shares —

10,59,50,750 * in 1991-92 consequent to the amalgamation of erstwhile Tribeni Tissues Limited to the Shareholders of erstwhile Tribeni Tissues Limited;

2,09,69,820 * in 2002-03 consequent to the amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited to the Shareholders of erstwhile ITC Bhadrachalam Paperboards Limited;

1,21,27,470 * in 2005-06 consequent to the amalgamation of erstwhile ITC Hotels Limited & Ansal Hotels Limited to the Shareholders of erstwhile ITC Hotels Limited & Ansal Hotels Limited.

* Consequent upon sub-division of share from Rs. 10.00 to Re. 1.00 during the year.

B) Under ITC Employee Stock Option Scheme the Company has granted (net of options lapsed) :

a) 2,98,906 (2005 - 3,06,598) Options in 2001-02, of which 2,83,522 vested Options have been exercised.

b) 5,63,891 (2005 - 5,83,311) Options in 2002-03, of which 5,54,180 vested Options have been exercised.

c) 10,91,728 (2005 - 9,32,631) Options in 2003-04, including 1,83,501 Bonus Options allocated on unvested Options during the year, of which 5,45,660 vested Options have been exercised.

d) 10,95,161 (2005 - 8,25,513) Options in 2004-05, including 2,85,987 Bonus Options allocated on unvested Options during the year, of which 2,38,662 vested Options have been exercised.

e) 14,13,584 Options in 2005-06, including 4,75,638 Bonus Options allocated on unvested Options during the year of which no Options have been exercised.

Note :

Each Option entitles the holder thereof to apply for and be allotted ten Ordinary Shares of the face value of Re. 1.00 each.

1A. SHARE CAPITAL SUSPENSE		
Share Capital Suspense	—	1.21

Nil (2005 - 12,12,747 Ordinary Shares of Rs. 10.00 each, fully paid, to be issued pursuant to Scheme of Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

2. RESERVES AND SURPLUS		As at 31st March, 2006 (Rs. in Crores)		As at 31st March, 2005 (Rs. in Crores)
Capital Reserve on consolidation				
At commencement of the year	74.31		2.66	
Add : On increase in Group's Interest	53.87	128.18	71.65	74.31
General Reserve				
At commencement of the year	6293.18		5171.23	
Add : Deferred Tax Asset arising on amalgamation	—		18.73	
Add : From Profit and Loss Account	1160.48		1103.75	
	7453.66		6293.71	
Less : On allotment of Bonus Shares	125.17		—	
Less : Group's share of tax on Bonus Shares issued	—	7328.49	0.53	6293.18
Share Premium Reserve				
At commencement of the year	353.41		316.63	
Add : On issue of Share Capital	65.03	418.44	36.78	353.41
Capital Reserve				
At commencement of the year	5.58		5.58	
Add : On Acquisition	0.33	5.91	—	5.58
Capital Redemption Reserve		0.22		0.22
Special Reserve under Section 45-IC of the RBI Act, 1934				
At commencement of the year	14.91		3.20	
Add : From Profit and Loss Account	5.42	20.33	11.71	14.91
Subsidy Reserve				
At commencement of the year	0.09		0.09	
Add : On Acquisition	0.14	0.23	—	0.09
Revaluation Reserve				
At commencement of the year	65.17		66.20	
Less : To Profit and Loss Account				
– Depreciation	0.80		1.03	
– Disposal of Fixed Assets	0.01		—	
Add : On Acquisition	70.88	135.24	—	65.17
Hotel Foreign Exchange Earnings Reserve				
At commencement of the year	—		12.31	
Less : To Profit and Loss Account	—	—	12.31	—
Contingency Reserve		363.05		363.05
Foreign Currency Translation Reserve		(0.64)		0.15
Profit and Loss Account		424.28		492.59
Total		8823.73		7662.66
Share of Joint Ventures - Schedule 19 (i)				
Revenue Reserves		22.21		27.11
Grand Total		8845.94		7689.77

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
3. SECURED LOANS		
Loans and Advances from Banks		
Cash/Export Credit Facilities *	52.83	88.77
Term Loans **	7.76	—
Total	60.59	88.77
Share of Joint Ventures - Schedule 19 (i) (b)	0.03	0.50
Grand Total	60.62	89.27

* Secured by charge over certain current assets of the Company, both present & future.

** To be secured by equitable mortgage of certain immovable properties of the Company and charge over certain movable assets, both present and future, of the Company.

4. UNSECURED LOANS		
Short Term Loans		
From Banks - Temporary overdraft in cash credit account	0.13	81.26
Other Loans		
From other than Banks - Sales tax deferment loan (interest free) (Due within one year Rs. 0.23 Crore, 2005 - Rs. Nil)	85.93	76.45
Total	86.06	157.71
Share of Joint Ventures - Schedule 19 (i) (b)	—	—
Grand Total	86.06	157.71

5. DEFERRED TAX - NET		
Deferred Tax Liabilities		
On fiscal allowances on fixed assets	560.13	595.71
	560.13	595.71
Deferred Tax Assets		
On employees' separation and retirement	7.80	10.62
On provision for doubtful debts / advances	6.98	7.47
On State and Central taxes etc.	191.82	158.45
On unabsorbed tax losses and depreciation *	9.47	19.99
Other timing differences	18.05	22.73
	234.12	219.26
Deferred Tax - Net	326.01	376.45
Share of Joint Ventures - Schedule 19 (i) (b)	(0.51)	(0.30)
Total	325.50	376.15

* Set up based on future profit projections/plans and, where applicable, past financial performance of individual subsidiaries.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

6. FIXED ASSETS

	@ As at commencement of the year (Rs. in Crores)	Additions (Rs. in Crores)	Withdrawals and adjustments (Rs. in Crores)	@ As at the end of the year (Rs. in Crores)	Depreciation for the year (Rs. in Crores)	Depreciation on Withdrawals and adjustments (Rs. in Crores)	Depreciation upto 31st March, 2006 (Rs. in Crores)	Net Book Value as at 31st March, 2006 (Rs. in Crores)
Goodwill on Consolidation	32.67	0.00	(0.01)	32.68	—	—	0.76	31.92
Trademarks & Goodwill	10.82	0.00	0.00	10.82	0.60	—	2.39	8.43
Know-how, Business and Commercial Rights	47.34	4.97	0.00	52.31	5.89	—	10.79	41.52
Land Freehold *	479.08	13.32	0.05	492.35	—	6.90	2.85	489.50
Buildings Freehold *	1201.51	81.46	3.93	1279.04	25.88	1.59	257.89	1021.15
Leasehold Properties	107.40	0.06	0.00	107.46	0.96	2.62	13.72	93.74
Licensed Properties - Building Improvement	18.94	3.28	6.34	15.88	1.15	(0.07)	4.26	11.62
Railway Sidings etc.	1.17	0.00	0.00	1.17	0.05	—	0.63	0.54
Plant & Machinery **	3809.69	381.40	63.52	4127.57	247.12	45.11	1714.22	2413.35
Capitalised Software	50.98	10.96	0.00	61.94	9.79	(0.04)	28.41	33.53
Computers etc.	238.63	51.28	9.19	280.72	33.50	9.76	135.47	145.25
Furniture & Fixtures	291.17	38.86	10.59	319.44	26.89	8.67	139.37	180.07
Motor Vehicles etc.	35.95	15.95	3.95	47.95	3.69	2.59	12.41	35.54
	6325.35	601.54	97.56	6829.33	355.52	77.13	2323.17	4506.16
Capital Work-in-Progress	199.41	534.00	486.97	246.44	—	—	—	246.44
Total (a)	6524.76	1135.54	584.53	7075.77	355.52	77.13	2323.17	4752.60
Share of Joint Ventures - Schedule 19 (i) (b)								
Fixed Assets	31.58	3.18	1.50	33.26	5.48	1.68	16.11	17.15
Capital Work-in-Progress	0.28	0.90	1.01	0.17	—	—	—	0.17
Total (b)	31.86	4.08	2.51	33.43	5.48	1.68	16.11	17.32
Total (a) + (b)	6556.62	1139.62	587.04	7109.20	361.00	78.81	2339.28	4769.92
Provision for assets given on lease								8.71
Grand Total								4761.21
Previous Year	5647.51	1080.78	391.16	6337.13	337.67	65.32	1943.34	4393.79
Provision for assets given on lease								10.17
Grand Total								4383.62

The opening Gross Block and Capital Work-in-Progress includes Rs. 212.14 Crores and Rs. 7.36 Crores respectively on account of acquisition of Wimco Ltd. and its four subsidiaries. The opening accumulated depreciation includes Rs. 113.75 Crores on account of acquisition of Wimco Ltd. and its four subsidiaries. The preacquisition depreciation is Rs. 0.71 Crore.

@ Original Cost/Professional Valuation as at 30th June, 1986 in respect of assets of ITC Limited and as at 31st March, 1999 in respect of Bay Islands Hotels Limited.

Land Freehold includes the provisional purchase price of Rs. 14.81 Crores in respect of land at Bangalore. Final purchase price is to be determined by the Karnataka Industrial Areas Development Board, on settlement of which and on execution of a Sale Deed, title will pass to ITC Limited in 21 years time from the date of agreement.

Land Freehold includes certain lands at Munger acquired by the Government of India under the Bihar Land Reform Act,1950 for which compensation has not yet been determined.

The Suit filed by a third party in September, 1980 for cancellation of lease in respect of Bangalore land appurtenant to ITC Hotel Windsor Sheraton & Towers is still sub judice. In the opinion of the Management, based on legal advice, ITC Limited's title is tenable.

Buildings Freehold include Rs. 41.08 Crores (2005 - Rs. 37.51 Crores) (at original cost) of buildings at New Delhi on Government land taken on perpetual lease and Rs. 0.12 Crore (2005 - Rs. 0.12 Crore) (at original cost) of buildings at Kolkata on Port Trust land taken on lease.

Trademarks purchased Rs. 5.92 Crores (2005 - Rs. 5.92 Crores) under "Trademarks & Goodwill" and "Know-how, Business and Commercial Rights" acquired Rs. 47.34 Crores in earlier years (2005 - Rs. 47.34 Crores) are being amortised over 10 years. Know-how purchased Rs. 4.97 Crores (2005 - Rs. Nil) during 2005-06 is being amortised over 4 years.

Applications for exemption in respect of vacant land under the Urban Land (Ceiling & Regulation) Act,1976 have been made, wherever applicable.

Capital expenditure commitments, including share of Joint Ventures Rs. 0.33 Crore (2005 - Rs. 0.12 Crore), are Rs. 447.26 Crores (2005 - Rs. 94.40 Crores).

Additions for the year include net increase of Rs. 9.10 Crores (2005 - net reduction of Rs. 1.57 Crores) due to fluctuation in exchange rates.

Depreciation for the year includes impairment of Rs. Nil (2005 - Rs. 0.76 Crore) in respect of Goodwill on Consolidation.

Depreciation for the year includes Rs. 0.80 Crore (2005 - Rs. 1.03 Crores) transferred from Revaluation Reserve in respect of revalued assets.

* Includes certain properties for which deeds of conveyance are awaited.

** Plant and Machinery includes Rs. 31.92 Crores (2005 - Rs. 36.75 Crores) being assets given on lease and these are depreciated over the primary period of the lease. In respect of assets aggregating Rs. 26.25 Crores (2005 - Rs. 30.87 Crores), the primary lease period has expired and balances reflected on this account have been fully realised or provided for.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)				As at 31st March, 2005 (Rs. in Crores)			
		Quoted		Not Quoted		Quoted		Not Quoted
7. INVESTMENTS								
Long Term								
A. TRADE INVESTMENTS								
In Associates								
International Travel House Limited								
39,14,233 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 11.89 Crores)	21.87				21.87			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006	14.00	35.87			11.47	33.34		
Gujarat Hotels Limited								
17,33,907 Equity Shares of Rs. 10.00 each, fully paid								
Cost of acquisition (including goodwill of Rs. 1.16 Crores)	1.94				1.94			
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006	3.09	5.03			2.73	4.67		
Asia Tobacco Company Limited								
55,650 Equity Shares of Rs. 100.00 each, fully paid								
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)			0.83				0.83	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006			0.46	1.29			0.42	1.25
1,39,125 Equity Shares of Rs.100.00 each, partly paid								
Cost of acquisition (including goodwill of Rs. 0.30 Crore)			1.04				1.04	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006			0.17	1.21			0.14	1.18
In Other Companies								
Hill Properties Limited								
3 Class 'A' Equity Shares of Rs. 1,20,000.00 each, Rs. 1,18,000.00 per share paid				0.04				0.04
Modern Flats Private Limited								
4,300 (2005 - 4,300) Equity Shares of Rs.10.00 each, fully paid (cost Rs. 43,000.00)				...				...
Punjab Anand Batteries Limited (in liquidation)								
11,86,157 Equity Shares of Rs. 10.00 each, fully paid – under Board for Industrial and Financial Reconstruction's Order of 20.04.1989 *				1.19				1.19
Andhra Pradesh Gas Power Corporation Limited								
8,04,000 Equity Shares of Rs. 10.00 each, fully paid				2.32				2.32
Cuffe Parade Sealord Co-operative Housing Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Tulsiani Chambers Premises Co-operative Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Bihar Hotels Limited								
40,000 Equity Shares of Rs. 10.00 each, fully paid				0.04				0.04
Maker Towers Co-operative Housing Society Limited								
5 Shares of Rs. 50.00 each, fully paid (cost Rs. 250.00)				...				...
Lakshmi Finance & Leasing Companies Commercial Premises Co-operative Society Limited								
10 Shares of Rs. 50.00 each, fully paid (cost Rs. 500.00)				...				...
Bombay Mercantile Co-op. Bank Limited								
100 Shares of Rs. 10.00 each, fully paid (cost Rs. 1,000.00)				...				...
VST Industries Limited								
22,02,417 (2005 - 22,02,417) Equity Shares of Rs. 10.00 each, fully paid		36.58				36.58		
Carried over		77.48		6.09		74.59		6.02

7. INVESTMENTS *(Contd.)*	As at 31st March, 2006 (Rs. in Crores) Quoted		As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted		As at 31st March, 2005 (Rs. in Crores) Not Quoted
Brought forward	77.48		6.09	74.59		6.02
B. SUBSIDIARY COMPANY (UNDER JUDICIAL MANAGEMENT)						
ITC Global Holdings Pte. Limited 89,99,645 Ordinary Shares of US $ 1.00 each, fully paid *			25.58			25.58
C. DEPOSIT WITH OR FOR DEPOSIT WITH VARIOUS AUTHORITIES						
Government Securities			0.01			0.01
D. OTHER INVESTMENTS						
In Associates						
Russell Investments Limited 42,75,435 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.30 Crore)		4.27			4.27	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		1.72	5.99		0.52	4.79
Peninsular Investments Limited 40,64,875 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.25 Crore)		4.07			4.07	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		(0.11)	3.96		(0.39)	3.68
Minota Aquatech Limited 14,80,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.97 Crore)		0.15			0.15	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		(0.15)	—		(0.15)	—
Newdeal Finance and Investment Limited 28,81,200 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (net of capital reserve of Rs. 0.16 Crore)		2.88			2.88	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		0.23	3.11		0.09	2.97
Megatop Financial Services and Leasing Limited 31,16,400 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 0.20 Crore)		3.12			3.12	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		0.46	3.58		0.22	3.34
Classic Infrastructure & Development Limited 54,00,000 Equity Shares of Rs. 10.00 each, fully paid						
Cost of acquisition (including goodwill of Rs. 7.78 Crores)		10.40			10.40	
Add / (Less) : Group Share of Profits / (Losses) upto 31.03.2006		(1.02)	9.38		(0.74)	9.66
In Other Companies						
Lotus Court Private Limited 2 Class 'G' Shares of Rs. 48,000.00 each, fully paid			2.34			2.34
Adyar Property Holding Co. Limited 311 Equity Shares of Rs. 100.00 each, partly paid			43.86			43.86
Carried over	77.48		103.90	74.59		102.25

7. **INVESTMENTS** *(Contd.)*	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	As at 31st March, 2005 (Rs. in Crores) Not Quoted
Brought forward	77.48	103.90	74.59	102.25
Agrotech Foods Limited 40,85,800 Equity Shares of Rs. 10.00 each, fully paid	53.73		53.73	
Coffee Futures Exchange India Limited 1 Equity Share of Rs. 10,000.00 each, fully paid (cost Rs. 10,000.00)		...		...
Unit Trust of India 10,00,000 Units of 1995 scheme of Rs. 10.00 each, fully paid		1.04		1.04
APIDC - Venture Capital Fund (1990) 1,000 Units of Rs. 1,000.00 each, fully paid (net of capital returned)		0.01		0.01
Woodlands Hospital & Medical Research Centre Limited (formerly The East India Clinic Limited) 1/2% Registered Debentures, fully paid (cost Rs. 15,200.00)		...		...
5% Registered Debentures, fully paid		0.01		0.01
The Bengal Chamber of Commerce & Industry 6 1/2% Registered Debentures, fully paid (cost Rs. 2,000.00)		...		...
Tribeni Tissues Co-op. Stores Limited Nil (2005 - 200) Class 'B' Shares of Rs. 10.00 each, fully paid (200 Shares redeemed during the year) (2005 : cost Rs. 2,000.00)		—		...
Tourism Finance Corporation of India Limited 25,000 Equity Shares of Rs. 10.00 each, fully paid	0.05		0.05	
Mirage Advertising and Marketing Limited 12,488 Equity Shares of Rs. 10.00 each fully paid *		0.01		—
Gilt Facilities India P. Limited 545 (2005 - 545) Redeemable Preference Shares (0.5%) of Rs. 1,00,000.00 each, fully paid *		5.45		5.45
Government Securities 5% Bikash Rinpatra, 2071		5.27		5.27
Total Long Term Investments	131.26	115.69	128.37	114.03
Current				
OTHER INVESTMENTS				
Unit Trust of India 6.75% US-64 Tax Free Bonds 1,23,44,658 (2005 - 84,19,658) Bonds of Rs. 100.00 each, fully paid (39,25,000 Bonds acquired during the year)		122.63		90.39
6.60% US-64 Tax Free Bonds 17,19,000 (2005 - 10,00,000) Bonds of Rs. 100.00 each, fully paid (7,19,000 Bonds acquired during the year)		17.16		10.55
National Bank for Agricultural and Rural Development 50,000 5.10% Tax Free Bonds of Rs. 10,000.00 each, fully paid		49.78		50.00
75,000 5% Tax Free Bonds of Rs. 10,000.00 each, fully paid		74.78		75.45
National Housing Bank 2,500 5.25% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		24.86		25.00
Indian Railway Finance Corporation Limited 250 5.20% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		24.93		25.00
500 4.77% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		49.22		50.03
Nuclear Power Corporation Limited 220 4.75% Tax Free Bonds of Rs. 10,00,000.00 each, fully paid		21.61		22.00
Carried over		384.97		348.42

7. INVESTMENTS (Contd.)	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
Brought forward		384.97		348.42
Power Finance Corporation Limited 2,000 10.40% Tax Free Bonds of Rs. 1,00,000.00 each, fully paid		23.10		24.30
ICICI Bank Limited 350 Non-Cumulative, Non-Participating, Non-Voting Preference Shares of Rs. 1,00,00,000.00 each, fully paid		120.00		120.00
ABN Amro Cash Fund - Institutional Daily Dividend Nil (2005 - 2,00,02,516.460) Units of Rs. 10.00 each (16,58,13,775.703 Units purchased and 18,58,16,292.163 Units sold during the year)		—		20.00
ABN Amro FTP Series 2 Thirteen Month Plan Dividend 5,00,000 (2005 - Nil) Units of Rs. 10.00 each (5,00,000 Units purchased during the year)		0.50		—
Birla Sunlife Cash Manager - IP - Daily Dividend (formerly Alliance Cash Manager - IP - Daily Dividend) Nil (2005 - 4,35,67,901.238) Units of Rs. 10.00 each (11,55,63,968.638 Units purchased and 15,91,31,869.876 Units sold during the year)		—		43.57
Birla Cash Plus Institutional Premium Plan - Daily Dividend - Reinvestment 16,32,76,135.128 (2005 - Nil) Units of Rs. 10.00 each (49,25,05,054.374 Units purchased and 32,92,28,919.246 Units sold during the year)		163.59		—
Birla Bond Plus - Institutional Plan - Fortnightly Dividend - Reinvestment Nil (2005 - 95,79,369.869) Units of Rs. 10.00 each (13,87,03,285.700 Units purchased and 14,82,82,655.569 Units sold during the year)		—		10.00
Birla Cash Plus - Institutional Premium - Growth 91,80,966.021 (2005 - Nil) Units of Rs. 10.00 each (91,80,966.021 Units purchased during the year)		10.00		—
Birla FMP - Series 2 - Quarterly - Dividend Payout 2,99,52,076.677 (2005 - Nil) Units of Rs. 10.00 each (4,99,36,289.149 Units purchased and 1,99,84,212.472 Units sold during the year)		30.00		—
Birla FTP - Series H - Growth 1,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,50,00,000 Units purchased during the year)		15.00		—
Birla FTP - Quarterly - Series 2 - Dividend Payout 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
Birla Cash Plus-Institutional Premium - Dividend Plan Fortnightly Dividend - Reinvestment Nil (2005 - 17,25,12,722.103) Units of Rs. 10.00 each (2,91,658.816 Units purchased and 17,28,04,380.919 Units sold during the year)		—		173.41
Canfloater Short Term - Weekly Dividend 47,00,005.180 (2005 - Nil) Units of Rs. 10.00 each (1,93,93,775.389 Units purchased and 1,46,93,770.209 Units sold during the year)		4.79		—
Carried over		776.95		739.70

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

7. INVESTMENTS *(Contd.)*	As at 31st March, 2006 (Rs. in Crores)		As at 31st March, 2005 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		776.95		739.70
CANLIQUID Fund - Institutional Daily Dividend Reinvestment 8,15,39,043.177 (2005 - 10,35,80,442.878) Units of Rs. 10.00 each (31,89,38,463.603 Units purchased and 32,60,46,961.674 Units sold during the year)		81.87		104.01
CANFLOATING Rate Short Term - Weekly Dividend 4,09,91,304.990 (2005 - Nil) Units of Rs. 10.00 each (5,95,05,483.302 Units purchased and 1,85,14,178.312 Units sold during the year)		42.09		—
CANLIQUID Fund - Institutional - Growth 2,39,78,528.631 (2005 - Nil) Units of Rs. 10.00 each (2,39,78, 528.631 Units purchased during the year)		30.00		—
Chola Liquid Institutional Plan - Cumulative Option 1,43,11,998.826 (2005 - Nil) Units of Rs. 10.00 each (1,43,11,998.826 Units purchased during the year)		20.00		—
Chola Liquid Institutional - Dividend Reinvestment Plan 7,19,07,189.610 (2005 - Nil) Units of Rs. 10.00 each (11,98,20,043.907 Units purchased and 4,79,12,854.297 Units sold during the year)		72.05		—
Deutsche Floating Rate Fund Regular Plan - Weekly Dividend Nil (2005 - 5,48,66,576.853) Units of Rs. 10.00 each (12,24,65,593.753 Units purchased and 17,73,32,170.606 Units sold during the year)		—		56.29
Deutsche Fixed Term Fund - Series 8 - Dividend Option 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		30.00		—
Deutsche Insta Cash Plus Fund - Institutional Plan - Monthly Dividend Nil (2005 - 4,59,78,567.344) Units of Rs. 10.00 each (1,59,420.287 Units purchased and 4,61,37,987.631 Units sold during the year)		—		46.11
DSP Merrill Lynch - Fixed Term Plan - Series 1B - Dividend 5,02,039.967 (2005 - Nil) Units of Rs. 1000.00 each (5,02,039.967 Units purchased during the year)		50.20		—
DSP Merrill Lynch - Fixed Term Plan - Series 2 - Dividend 1,50,97,961.938 (2005 - Nil) Units of Rs. 10.00 each (1,50,97,961.938 Units purchased during the year)		15.10		—
DSP Merrill Lynch - Fixed Term Plan - Series III - Growth 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
DSP Merrill Lynch Liquid Fund - Institutional - Daily Dividend 17,33,753.337 (2005 - Nil) Units of Rs. 1000.00 each (22,63,647.357 Units purchased and 5,29,894.020 Units sold during the year)		173.41		—
G37 Grindlays Fixed Maturity - 6th Plan - Growth 2,50,000 (2005 - 2,50,000) Units of Rs. 10.00 each		0.25		0.25
Grindlays Floating Rate - ST - Super Institutional Plan C - Monthly Dividend Nil (2005 - 17,37,19,169.111) Units of Rs. 10.00 each (6,06,742.932 Units purchased and 17,43,25,912.043 Units sold during the year)		—		174.37
Carried over		1316.92		1120.73

7. **INVESTMENTS** *(Contd.)*

	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	As at 31st March, 2005 (Rs. in Crores) Not Quoted
Brought forward		1316.92		1120.73
Grindlays Fixed Maturity - 16th Plan A - Dividend 10,00,000 (2005 - Nil) Units of Rs. 10.00 each (10,00,000 Units purchased during the year)		1.00		—
HDFC FMP 3M March 06 (1) - Institutional Dividend 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Reinvestment Nil (2005 - 9,74,27,349.469) Units of Rs. 10.00 each (46,99,45,397.698 Units purchased and 56,73,72,747.167 Units sold during the year)		—		97.77
HSBC Cash Fund - Institutional Plus - Daily Dividend 17,29,80,184.383 (2005 - Nil) Units of Rs. 10.00 each (1,22,87,19,710.032 Units purchased and 1,05,57,39,525.649 Units sold during the year)		173.08		—
HSBC Fixed Tenure Scheme - 3 - Dividend 2,51,03,869.925 (2005 - Nil) Units of Rs. 10.00 each (2,51,03,869.925 Units purchased during the year)		25.10		—
HSBC Fixed Tenure Series 8 - Dividend 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		30.00		—
HSBC Fixed Term Series 13 Institutional - Growth 1,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,50,00,000 Units purchased during the year)		15.00		—
HSBC Fixed Term Series 1 - Growth Option 1,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,00,00,000 Units purchased during the year)		10.00		—
HSBC Floating Rate Fund - Short Term - Institutional Option - Daily Dividend Nil (2005 - 11,75,67,261.936) Units of Rs. 10.00 each (19,75,51,762.422 Units purchased and 31,51,19,024.358 Units sold during the year)		—		117.72
ING Vysya Fixed Maturity Fund Series - IX - Dividend Option 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
ING Vysya Fixed Maturity Fund Series - VIII - Dividend Option 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		30.00		—
ING Vysya Floating Rate Fund - Daily Dividend Nil (2005 - 3,62,91,931.545) Units of Rs. 10.00 each (17,44,08,830.998 Units purchased and 21,07,00,762.543 Units sold during the year)		—		36.30
JM High Liquidity Fund - Super Institutional Plan - Daily Dividend Nil (2005 - 15,33,65,175.620) Units of Rs. 10.00 each (93,97,58,248.798 Units purchased and 109,31,23,424.410 Units sold during the year)		—		153.62
Kotak Floater Long Term - Monthly Dividend Nil (2005 - 2,49,39,148.478) Units of Rs. 10.00 each (3,43,33,626.896 Units purchased and 5,92,72,775.374 Units sold during the year)		—		25.00
Carried over		1651.10		1551.14

7. **INVESTMENTS** *(Contd.)*

	As at 31st March, 2006 (Rs. in Crores)		As at 31st March, 2005 (Rs. in Crores)	
	Quoted	Not Quoted	Quoted	Not Quoted
Brought forward		1651.10		1551.14
Kotak Floater Short Term - Monthly Dividend Nil (2005 - 9,24,78,054.919) Units of Rs. 10.00 each (3,30,041.043 Units purchased and 9,28,08,095.962 Units sold during the year)		—		92.51
Kotak FMP Series XIV - Growth 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
Kotak FMP Series XVII - Dividend 2,52,00,205.955 (2005 - Nil) Units of Rs. 10.00 each (2,52,00,205.955 Units purchased during the year)		25.20		—
Kotak Liquid (Institutional Premium) - Daily Dividend 11,47,48,214.101 (2005 - 14,21,75,751.921) Units of Rs. 10.00 each (44,89,33,320.136 Units purchased and 47,63,60,857.957 Units sold during the year)		140.32		173.85
Kotak FMP Series 23 & 25 40,00,000 (2005 - Nil) Units of Rs. 10.00 each (40,00,000 Units purchased during the year)		4.00		—
Kotak Floater Short Term - Weekly Dividend Nil (2005 - 96,44,374.360) Units of Rs. 10.00 each (96,44,374.360 Units sold during the year)		—		9.65
Kotak FMP Series 23 - Growth 1,60,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,60,00,000 Units purchased during the year)		16.00		—
LIC MF Floating Rate Fund - Short Term Plan - Dividend Plan 8,76,66,791.106 (2005 - Nil) Units of Rs. 10.00 each (16,17,30,128.363 Units purchased and 7,40,63,337.257 Units sold during the year)		88.72		—
LIC MF Liquid Fund - Growth Plan 2,41,75,107.475 (2005 - Nil) Units of Rs. 10.00 each (2,41,75,107.475 Units purchased during the year)		30.00		—
LIC MF Liquid Fund - Dividend Plan 13,17,47,521.082 (2005 - Nil) Units of Rs. 10.00 each (24,59,54,396.152 Units purchased and 11,42,06,875.070 Units sold during the year)		144.03		—
LIC MF Series 6-3 Months - Dividend Plan 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		25.00		—
Principal Cash Management Fund Liquid Option - Institutional Premium Plan Dividend Reinvestment Daily Nil (2005 - 17,36,36,589.884) Units of Rs. 10.00 each (64,52,31,063.571 Units purchased and 81,88,67,653.455 Units sold during the year)		—		173.64
Principal Floating Rate Fund SMP Institutional Option - Dividend Reinvestment Daily Nil (2005 - 4,90,24,778.765) Units of Rs. 10.00 each (14,28,41,592.768 Units purchased and 19,18,66,371.533 Units sold during the year)		—		49.03
Principal PNB Fixed Maturity Plan - 91 Days - Series III 15,00,000 (2005 - Nil) Units of Rs. 10.00 each (15,00,000 Units purchased during the year)		1.50		—
Carried over		2150.87		2049.82

7. **INVESTMENTS** *(Contd.)*

	As at 31st March, 2006 (Rs. in Crores) Quoted	As at 31st March, 2006 (Rs. in Crores) Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	As at 31st March, 2005 (Rs. in Crores) Not Quoted
Brought forward		**2150.87**		2049.82
Prudential ICICI Floating Rate Plan C - Daily Dividend Nil (2005 - 18,40,86,450.997) Units of Rs. 10.00 each (22,76,59,333.312 Units purchased and 41,17,45,784.309 Units sold during the year)		—		184.11
Prudential ICICI Floating Rate Plan D - Daily Dividend 14,39,77,650.842 (2005 - Nil) Units of Rs. 10.00 each (26,24,77,650.842 Units purchased and 11,85,00,000 Units sold during the year)		**143.98**		—
Prudential ICICI FMP - Monthly Plan - Dividend - XXVII 3,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (3,00,00,000 Units purchased during the year)		**30.00**		—
Prudential ICICI FMP - Yearly - Series XXIV - Dividend 10,03,58,730.952 (2005 - Nil) Units of Rs. 10.00 each (10,03,58,730.952 Units purchased during the year)		**100.36**		—
Prudential ICICI FMP - Yearly - Series XXV - Dividend 2,53,37,000 (2005 - Nil) Units of Rs. 10.00 each (2,53,37,000 Units purchased during the year)		**25.34**		—
SBI Magnum Institutional Income - Savings Fortnightly Dividend Nil (2005 - 17,27,30,774.404) Units of Rs. 10.00 each (2,71,166.468 Units purchased and 17,30,01,940.872 Units sold during the year)		—		173.29
Standard Chartered Fixed Maturity - 3rd Plan - Dividend 5,02,75,000 (2005 - Nil) Units of Rs. 10.00 each (5,02,75,000 Units purchased during the year)		**50.28**		—
Sundaram Money Fund Institutional - Dividend Reinvestment Daily Nil (2005 - 6,19,89,339.695) Units of Rs. 10.00 each (49,19,40,533.683 Units purchased and 55,39,29,873.378 Units sold during the year)		—		62.58
TATA Fixed Horizon Fund - Series 5 - Scheme A - Dividend 2,50,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,50,00,000 Units purchased during the year)		**25.00**		—
TATA Fixed Horizon Fund - Series 2 - Plan A - (13 Months) - Growth 2,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (2,00,00,000 Units purchased during the year)		**20.00**		—
TATA Fixed Horizon Fund - Series 2B Option - (18 Months) - Growth 1,00,00,000 (2005 - Nil) Units of Rs. 10.00 each (1,00,00,000 Units purchased during the year)		**10.00**		—
TATA Fixed Horizon Fund - Series 3 - Scheme A - (6 Months) - Dividend 2,51,63,981.071 (2005 - Nil) Units of Rs. 10.00 each (2,51,63,981.071 Units purchased during the year)		**25.16**		—
TATA Liquid Super High Investment Fund - Monthly Dividend Nil (2005 - 15,40,892.963) Units of Rs. 1000.00 each (9076.184 Units purchased and 15,49,969.147 Units sold during the year)		—		173.44
Templeton Floating Rate Income Fund Short Term Plan Nil (2005 - 14,43,40,591.926) Units of Rs. 10.00 each (17,15,95,265.882 Units purchased and 31,59,35,857.808 Units sold during the year)		—		144.70
Templeton India Treasury Management Account Institutional Plan Nil (2005 - 12,30,839.342) Units of Rs. 1000.00 each (70,35,036.640 Units purchased and 82,65,875.982 Units sold during the year)		—		123.09
Carried over		**2580.99**		2911.03

7. **INVESTMENTS** *(Contd.)*

	As at 31st March, 2006 (Rs. in Crores) Quoted	Not Quoted	As at 31st March, 2005 (Rs. in Crores) Quoted	Not Quoted
Brought forward		2580.99		2911.03
UTI - Floating Rate Fund - Short Term Plan - (Dividend Option) 10,15,03,489.121 (2005 - 2,04,96,286.750) Units of Rs. 10.00 each (10,08,51,819.023 Units purchased and 1,98,44,616.652 Units sold during the year)		102.15		20.56
UTI Liquid Cash Plan Institutional - Daily Income Option 8,92,838.917 (2005 - 18,14,286.769) Units of Rs. 1000.00 each (11,77,509.382 Units purchased and 20,98,957.234 Units sold during the year)		90.46		182.72
Total Current Investments	—	2773.60	—	3114.31
Total of Quoted and Unquoted Investments		3020.55		3356.71
Less : Provision for Long Term Investments *		32.23		32.22
TOTAL OF INVESTMENTS		2988.32		3324.49
Share of Joint Ventures - Schedule 19 (i) (b)		9.78		4.64
Grand Total		2998.10		3329.13

Total Market Value of Quoted Investments : 2006 - Rs. 235.87 Crores (2005 - Rs. 113.31 Crores)

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
8. INVENTORIES		
Stocks and Shares	390.08	477.17
Stores and Spare Parts	117.47	96.50
Raw Materials	1694.94	1211.00
Intermediates – Tissue paper and Paperboard	49.78	38.81
Stock in Process	40.69	23.65
Finished Goods	808.85	680.90
Total	3101.81	2528.03
Share of Joint Ventures - Schedule 19 (i) (b)	13.62	15.05
Grand Total	3115.43	2543.08
9. SUNDRY DEBTORS		
Over 6 months old		
Good and Secured	148.46 *	2.50
Good and Unsecured	50.90 *	55.89
Doubtful and Unsecured – Subsidiary (under Judicial Management)	—	0.11
– Others	43.20	39.19
Other Debts		
Good and Secured	7.96	199.60 *
Good and Unsecured	427.41	361.39 *
Doubtful and Unsecured	—	0.04
	677.93	658.72
Less : Provision for Doubtful Debts	43.20	39.34
	634.73	619.38
Less : Deposits from normal Trade Debtors – Contra	13.05	10.10
Total	621.68	609.28
Share of Joint Ventures - Schedule 19 (i) (b)	13.51	11.66
Grand Total	635.19	620.94

* Includes amounts receivable on liquidation of legacy assets acquired as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997, Rs. 161.54 Crores (2005 - Rs. 216.95 Crores) including Rs. 103.35 Crores (2005 - Rs. 161.54 Crores) not due within one year.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
10. CASH AND BANK BALANCES		
With Scheduled Banks		
On Current Accounts etc.	66.36	61.06
On Deposit Accounts	849.99	16.67
With Other Banks	25.70	1.20
Cash and Cheques on hand	18.59	14.09
Total	960.64	93.02
Share of Joint Ventures - Schedule 19 (i) (b)	17.13	27.04
Grand Total	977.77	120.06

Rs. 0.05 Crore (2005 - Rs. 0.05 Crore) on deposit in Karachi – Blocked Account considered doubtful, fully provided.

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
11. OTHER CURRENT ASSETS		
Good and Unsecured		
Deposit towards Property Options	42.19	42.19
Deposits with Government, Public Bodies and Others	99.96	95.59
Interest accrued on Loans, Advances etc.	1.02	0.68
Interest accrued on Investments	12.25	7.40
Dividend Receivable	0.09	—
Doubtful and Unsecured		
Deposits with Government, Public Bodies and Others	1.49	1.38
	157.00	147.24
Less : Provision for Doubtful Deposits	1.49	1.38
Total	155.51	145.86
Share of Joint Ventures - Schedule 19 (i) (b)	1.34	1.30
Grand Total	156.85	147.16

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
12. LOANS AND ADVANCES		
Good and Secured		
Advances to Others	14.09	—
Good and Unsecured		
Loans to Others *	34.57	34.58
Advances recoverable in cash or in kind or for value to be received **	243.94	211.04
Advances with Government and Public Bodies	466.24	344.10
Advance payment of Income-tax including Fringe Benefit Tax (net of provision)	6.23	3.24
Doubtful and Unsecured		
Loans	3.63	3.63
Advances recoverable in cash or in kind or for value to be received **	10.34	8.43
Advances with Government and Public Bodies	0.06	0.61
	779.10	605.63
Less : Provision for Doubtful Loans and Advances	14.03	12.67
Total	765.07	592.96
Share of Joint Ventures - Schedule 19 (i) (b)	5.20	1.54
Grand Total	770.27	594.50

* Includes Loans and Advances to Directors and to Company Secretary - Rs. 1.14 Crores (2005 - Rs. 1.19 Crores). The maximum indebtedness during the year was Rs. 1.19 Crores (2005 - Rs. 1.55 Crores).

** Includes Capital Advances of Rs. 156.93 Crores (2005 - Rs. 83.52 Crores).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
13. LIABILITIES		
Acceptances	5.08	3.01
Sundry Creditors		
Total outstanding dues of small scale industrial undertakings	6.73	4.18
Total outstanding dues of creditors other than small scale industrial undertakings*	2175.73	1934.94
Sundry Deposits	59.32	56.80
Unclaimed Dividend	19.97	16.50
Interest Accrued but not due on Loans	0.60	1.06
	2267.43	2016.49
Less : Deposits from normal Trade Debtors - Contra	13.05	10.10
Total	2254.38	2006.39
Share of Joint Ventures - Schedule 19 (i) (b)	27.68	34.96
Grand Total	2282.06	2041.35

* Includes amounts payable on acquisition of the Paperboards business (Kovai unit) Rs. 116.50 Crores (2005 - Rs. 155.33 Crores), including Rs. 78.20 Crores (2005 - Rs. 116.50 Crores) not due within one year.

	As at 31st March, 2006 (Rs. in Crores)	As at 31st March, 2005 (Rs. in Crores)
14. PROVISIONS		
Taxation including Fringe Benefit Tax (net of advance payment)	176.47	159.72
Provision for Retirement Benefits	44.95	30.15
Proposed Dividend	995.12	773.25
Income Tax on Proposed Dividend	139.56	108.45
Total	1356.10	1071.57
Share of Joint Ventures - Schedule 19 (i) (b)	1.90	0.61
Grand Total	1358.00	1072.18

		For the year ended 31st March, 2006	(Rs. in Crores)	For the year ended 31st March, 2005	(Rs. in Crores)
15. OTHER INCOME					
Profit /(Loss) on Sale, etc. of Stock in Trade – Net *			(0.09)		6.85
Miscellaneous Income			104.97		64.51
Licence Fees			—		0.89
Doubtful Debts, Claims and Advances - previous years			0.23		1.88
Gain on Exchange - Net			5.64		6.68
Income from Long Term Investments	– Trade	2.75		1.36	
	– Others	0.44	3.19	0.36	1.72
Income from Current Investments	– Others		168.70		123.43
Interest on Loans and Deposits etc.			22.47		11.87
Profit on Sale of Fixed Assets			0.08		0.02
Profit on Sale of Current Investments - Net			3.46		—
Liability no longer required Written Back			10.64		40.22
Total			319.29		258.07
Share of Joint Ventures - Schedule 19 (i) (b)			1.14		0.89
Grand Total			320.43		258.96
* Profit /(Loss) on Sale, etc. of Stock in Trade (Stocks, Shares and Land) – Net					
Sales			2959.59		530.19
Less : Purchases			2872.59		867.63
			87.00		(337.44)
Increase/(Decrease) in closing Stock in Trade			(87.09)		344.29
Profit /(Loss) on Stock in Trade			(0.09)		6.85

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
16. RAW MATERIALS ETC.				
(a) RAW MATERIALS CONSUMED				
Opening Stock *	1220.80		824.96	
Purchases	3236.51		2424.60	
	4457.31		3249.56	
Less:Closing Stock	1694.94	2762.37	1211.00	2038.56
(b) PURCHASES AND CONTRACT MANUFACTURING CHARGES				
Cigarettes	24.30		20.42	
Agri Products	942.69		569.01	
Other Goods	356.59		203.55	
Packing Materials	40.70	1364.28	17.93	810.91
(c) INCREASE / (DECREASE) IN FINISHED GOODS, INTERMEDIATES, STOCK IN PROCESS				
Opening Stock				
Cigarettes	364.66		309.55	
Smoking Tobacco	0.33		0.32	
Printed Materials	2.32		2.04	
Agri Products	147.14		135.00	
Paper - Specialty Paper	7.70		6.74	
Paperboard	44.52		28.74	
Other Goods	105.11		118.40	
Packing Materials	9.12		2.52	
Intermediates - Tissue paper and Paperboard	38.81		35.07	
Stock in Process	23.65		20.35	
	743.36		658.73	
On acquisition of Subsidiary during the year				
Other Goods	11.44		—	
Stock in Process	16.81		—	
	771.61		658.73	
Closing Stock				
Cigarettes	368.20		364.66	
Smoking Tobacco	0.68		0.33	
Printed Materials	7.21		2.32	
Agri Products	209.71		147.14	
Paper - Specialty Paper	8.15		7.70	
Paperboard	38.55		44.52	
Other Goods	159.51		105.11	
Packing Materials	19.30		9.12	
Intermediates - Tissue paper and Paperboard	49.78		38.81	
Stock in Process	38.23		23.65	
	899.32	(127.71)	743.36	(84.63)
Total		3998.94		2764.84
Less : Waste Material Sales		12.38		10.66
		3986.56		2754.18
Excise Duties etc. on Increase / (Decrease) of Finished Goods		0.20		41.93
		3986.76		2796.11
Less : One time cost relating to write down of inventories considered as exceptional item [See Schedule 19 (ii)(d)]		—		40.00
		3986.76		2756.11
Share of Joint Ventures - Schedule 19 (i)(b)		32.21		29.15
Grand Total		4018.97		2785.26

* Includes Rs. 9.80 Crores (2005 - Rs. Nil) of Wimco Limited and its subsidiaries which became subsidiaries with effect from 1st July, 2005

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

	For the year ended 31st March, 2006 (Rs. in Crores)		For the year ended 31st March, 2005 (Rs. in Crores)	
17. MANUFACTURING, SELLING ETC. EXPENSES				
Salaries / Wages and Bonus	588.46		454.93	
Contribution to Provident and Other Funds	65.63		75.04	
Workmen and Staff Welfare Expenses	66.83		60.32	
Recovery towards contractual remuneration	(0.29)	720.63	(0.73)	589.56
Consumption of Stores and Spare Parts		145.37		121.87
Power and Fuel		260.84		227.26
Rent		84.39		63.00
Rates and Taxes		42.61		36.14
Insurance		43.65		41.83
Repairs				
- Buildings		31.77		28.58
- Machinery		55.93		49.46
- Others		21.06		18.27
Outward Freight and Handling Charges		358.92		262.51
Advertising/Sales Promotion - Net		238.25		229.92
Market Research		23.70		28.69
Doubtful and Bad Debts		2.21		3.63
Doubtful and Bad Advances, Deposits etc.		2.23		0.62
Information Technology Services		38.46		42.23
Travelling and Conveyance		156.00		137.99
Training		16.34		12.49
Legal Expenses		24.38		16.09
Postage, Telephone etc.		30.98		27.90
Brokerage and Discount - Sales		4.66		3.98
Brokerage and Discount - Others		0.37		0.55
Commission to Selling Agents		20.33		17.75
Loss on Sale of Current Investments - Net		—		0.33
Excess of Cost over Fair Value of Current Investments		12.76		—
Bank Charges		5.71		3.26
Investments written off		0.01		0.05
Loss on Exchange - Net		0.10		—
Interest etc. Paid				
- Debentures, Term Loans and Fixed Deposits	1.47		0.01	
- Others [Also See Schedule 19 (ii)(b)]	15.84		50.12	
Less : Interest Received on Trading Debts, Deposits with Government Bodies etc.	4.02	13.29	5.50	44.63
Miscellaneous Expenses		456.50		372.43
Fixed Assets and Stores Discarded		22.71		12.84
		2834.16		2393.86
Deduct : Transfers to Fixed Assets etc. Accounts		15.78		26.47
Total		2818.38		2367.39
Share of Joint Ventures - Schedule 19 (i)(b)		63.97		59.96
Grand Total		2882.35		2427.35
18. PROVISION FOR TAXATION				
Current Tax (Including Fringe Benefit Tax)		821.55		906.66
Deferred Tax		238.62		44.97
		1060.17		951.63
Less : Adjustments related to previous years - Net				
Current Tax		56.98		73.96
Deferred Tax		(18.27)		17.60
		38.71		91.56
Total		1021.46		860.07
Share of Joint Ventures - Schedule 19 (i)(b)		2.42		2.80
Grand Total		1023.88		862.87

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS

(i) The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21 (AS 21) - "Consolidated Financial Statements", Accounting Standard 23 (AS 23) - "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS 27) - "Financial Reporting of Interests in Joint Ventures", issued by The Institute of Chartered Accountants of India.

(a) The subsidiaries (which alongwith ITC Limited, the parent, constitute the Group) considered in the preparation of these consolidated financial statements are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2006**	Percentage of ownership interest as at 31st March, 2005
Srinivasa Resorts Limited	India	**68**	68
Fortune Park Hotels Limited	India	**99.99**	99.99
Bay Islands Hotels Limited	India	**100**	100
Surya Nepal Private Limited	Nepal	**59**	59
Landbase India Limited	India	**100**	100
BFIL Finance Limited	India	**100**	100
MRR Trading & Investment Company Limited (a 100% subsidiary of BFIL Finance Limited)	India	**100**	100
Russell Credit Limited	India	**100**	100
Greenacre Holdings Limited (a 100% subsidiary of Russell Credit Limited)	India	**100**	100
Wimco Limited* (a 93.48% subsidiary of Russell Credit Limited)	India	**93.48**	—
Wimco Boards Limited* (a 100% subsidiary of Wimco Limited)	India	**93.48**	—
Wimco Seedlings Limited* (a 100% subsidiary of Wimco Limited)	India	**93.48**	—
Prag Agro Farm Limited* (a 100% subsidiary of Wimco Seedlings Limited)	India	**93.48**	—
Pavan Poplar Limited* (a 100% subsidiary of Wimco Seedlings Limited)	India	**93.48**	—
ITC Infotech India Limited	India	**100**	100
ITC Infotech Limited (a 100% subsidiary of ITC Infotech India Limited)	U.K.	**100**	100
ITC Infotech(USA), Inc. (a 100% subsidiary of ITC Infotech India Limited)	U.S.A.	**100**	100
Wills Corporation Limited	India	**100**	100
Gold Flake Corporation Limited	India	**100**	100

* Subsidiaries of Russell Credit Limited with effect from 1st July, 2005.

The subsidiaries not considered in the preparation of these Consolidated Financial Statements are :

ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -

Hup Hoon Traders Pte. Limited, Singapore

AOZT "Hup Hoon", Moscow

Hup Hoon Impex Srl, Romania

Fortune Tobacco Company Limited, Cyprus

Fortune Tobacco Company, Inc., U.S.A., and

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

The financial statements of all subsidiaries, considered in the consolidated accounts, are drawn upto 31st March other than for Surya Nepal Private Limited where it is upto 13th March.

(b) Interests in Joint Ventures :

The Group's interests in jointly controlled entities (incorporated Joint Ventures) are :

Name	Country of Incorporation	**Percentage of ownership interests as at 31st March, 2006**	Percentage of ownership interests as at 31st March, 2005
King Maker Marketing, Inc.	U.S.A.	**50**	50
Maharaja Heritage Resorts Limited	India	**50**	50
ITC Filtrona Limited (a joint venture of Gold Flake Corporation Limited)	India	**50**	50
CLI3L e-Services Limited (a joint venture of ITC Infotech India Limited)	India	**50**	50

The financial statements of the joint ventures, considered in the consolidated accounts, are drawn upto 31st March other than for ITC Filtrona Limited where it is upto 31st December.

The Group's interest in these joint ventures is accounted for using proportionate consolidation.

(c) Investments in associates :

The Group's associates are :

Name	Country of Incorporation	**Percentage of ownership interest as at 31st March, 2006**	Percentage of ownership interest as at 31st March, 2005
Gujarat Hotels Limited	India	**45.78**	45.78
International Travel House Limited	India	**48.96**	48.96
Megatop Financial Services and Leasing Limited	India	**24.50**	24.50
Newdeal Finance and Investment Limited	India	**24.50**	24.50
Peninsular Investments Limited	India	**25.57**	25.57
Russell Investments Limited	India	**25.43**	25.43
Asia Tobacco Company Limited	India	**47.03**	47.03
Classic Infrastructure and Development Limited	India	**42.35**	42.35
Minota Aquatech Limited	India	**40**	40

The financial statements of all associates, considered in the consolidated accounts, are drawn upto 31st March.

These investments have been accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of net assets. During the year the group has received dividend aggregating Rs. 1.04 Crores (2005 - Rs 0.80 Crore) in respect of the investments in associates.

(d) These Consolidated Financial Statements are based, in so far as they relate to amounts included in respect of subsidiaries, associates and joint ventures on the audited financial statements prepared for consolidation in accordance with the requirements of AS 21, AS 23 and AS 27 by each of the included entities.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

19. NOTES TO THE ACCOUNTS (Contd.)

(ii) Exceptional Items comprise of

	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
a) Once-off assistance to Contract Manufacturers in view of retrospective withdrawal of Central Excise exemption on Cigarettes manufactured in the North Eastern States during the year 2000	**(67.87)**	Nil
b) Provision for taxes and interest thereon on cigarettes and smoking mixtures reversed in view of favourable Court verdict in January 2005 (including Rs. 243.57 Crores relating to the period April 2004 to December 2004)	**Nil**	1365.64
c) Settlement of Excise claims for the period March 1, 1983 to February 28, 1987 in terms of the Deed of Settlement	**Nil**	(350.00)
d) One time cost relating to write down of inventories and restructuring of employees' compensation arrangements	**Nil**	(92.70)
e) Excess of cost over fair value of Current Investment in preference share of ICICI Bank Limited, originally subscribed to by a wholly-owned subsidiary at the time of disengagement from, and restructuring of, the financial service businesses	**Nil**	(230.88)
Items (a) to (d) relate to FMCG Businesses		
Total	**(67.87)**	692.06
Income Tax thereon :		
Current Tax	**22.85**	78.50
Deferred Tax	**Nil**	259.23
Exceptional Items (Net of Tax)	**(45.02)**	354.33

(iii) (a) Claims against the Company not acknowledged as debts Rs. 164.05 Crores (2005 – Rs. 121.40 Crores). These comprise:

- Excise Duty, Sales Taxes and Indirect Taxes claims disputed by the Company relating to issues of applicability and classification aggregating Rs. 45.53 Crores (2005 – Rs. 28.18 Crores)
- Local Authority Taxes/Cess/Royalty on property, utilities, etc. claims disputed by the Company relating to issues of applicability and determination aggregating Rs. 42.51 Crores (2005 – Rs. 40.95 Crores)
- Third party claims arising from disputes relating to contracts aggregating Rs. 51.35 Crores (2005 – Rs. 39.26 Crores)
- Other matters Rs. 24.66 Crores (2005 – Rs. 13.01 Crores)

(b) Guarantees and Counter Guarantees outstanding

- Excise Rs. 24.07 Crores (2005 – Rs. 24.08 Crores)
- Others Rs. 16.79 Crores (2005 – Rs. 7.64 Crores)

(c) Uncalled liability on shares partly paid Rs. 3.13 Crores (2005 – Rs. 3.13 Crores)

(iv) The status on excise matters which is treated as an annexure to these accounts are as outlined in this year's Report of the Directors of ITC Limited under the Excise section. In the opinion of the Directors, the Company does not accept any further liability.

(v) In respect of Surya Nepal Pvt. Ltd. (SNPL), a Demand Letter dated 12th July, 2005 for excise matter for INR 23.23 Crores (NRs. 37.17 Crores) for the period 1998-99 to 2002-03 was issued to SNPL by the Inland Revenue Office, Simra, Nepal. Contesting the demand SNPL filed a petition dated 14th August, 2005 for administrative review with the Director General, Inland Revenue Department. The Director General vide his Order dated 17th January, 2006 has rejected the said petition. SNPL is taking steps to challenge this order. SNPL considers that the demand has no legal or factual basis. This position is re-inforced by opinion received from an eminent counsel. Accordingly, the Company is of the view that there is no liability that is likely to arise.

19. NOTES TO THE ACCOUNTS (Contd.)

(vi) In respect of Russell Credit Limited, the Counter Offer to the shareholders of VST Industries Limited, in accordance with the SEBI (Substantial Acquisition of Shares & Takeovers) Regulations, 1997, as a competitive bid, pursuant to the Counter Offer by the Company and the other Acquirer, closed on 13th June, 2001. During the currency of the Public Offer, a petition was filed by an individual in the Hon'ble High Court at Calcutta, seeking an injunction against the Company's offer. The Hon'ble High Court at Calcutta while refusing to grant such an injunction, instructed that the acquisition of shares pursuant to the Counter Offer by the Company and the other Acquirer, would be subject to the final Order of the Hon'ble High Court, which is awaited.

Similar petitions filed by an individual and two shareholders, in the Hon'ble High Courts of Delhi at New Delhi and Andhra Pradesh at Hyderabad, had earlier been dismissed by the respective High Courts.

(vii) Earnings per share

Earnings per share has been computed as under :	**2006**	2005
(a) Net Profit (Rs. Crores)	**2295.38**	2245.42
(b) Exceptional Items (net of tax) (Rs. Crores)	**(45.02)**	354.33
(c) Net Profit before Exceptional Items (net of tax) (Rs. Crores)	**2340.40**	1891.09
(d) Weighted average number of Ordinary Shares outstanding	**3,75,14,55,175**	3,74,29,19,385
(e) Effect of potential Ordinary Shares on Employee Stock Options outstanding	**1,84,27,064**	16,36,908
(f) Weighted average number of Ordinary Shares in computing diluted earnings per share [(d) + (e)]	**3,76,98,82,239**	3,74,45,56,293
(g) Earnings per share on Profit after taxation before exceptional items (Face Value Re. 1.00 per share)		
- Basic [(c) / (d)]	**6.24**	5.05
- Diluted [(c) / (f)]	**6.21**	5.05
(h) Earnings per share on Profit after taxation (Face Value Re. 1.00 per share)		
- Basic [(a) / (d)]	**6.12**	6.00
- Diluted [(a) / (f)]	**6.09**	6.00

In the computation of Basic and Diluted earnings per share as disclosed above, 1,25,17,12,290 Bonus Shares allotted on 5th October, 2005 have also been included in the denominator of the previous year 2004-05, to conform to the requirements of the Accounting Standard 20 on Earnings Per Share issued by the Institute of Chartered Accountants of India.

(viii) Research and Development expenses for the year amount to Rs. 34.83 Crores (2005 – Rs. 25.05 Crores).

(ix) Retirement Benefits in respect of Pension, Gratuity etc. are provided for based on Actuarial Valuations as at the Balance Sheet date.

(x) The Group's significant leasing arrangements are in respect of operating leases for premises (residential, office, stores, godowns etc.). These leasing arrangements which are not non-cancellable range between 11 months and 9 years generally, or longer, and are usually renewable by mutual consent on mutually agreeable terms. The aggregate lease rentals payable are charged as Rent under Schedule 17.

(xi) Directors' Remuneration

	For the year ended 31st March, 2006 (Rs. in Crores)	For the year ended 31st March, 2005 (Rs. in Crores)
Salaries	**3.38**	2.79
Performance Bonus to Wholetime Directors	**2.68**	2.21
Other Benefits	**0.60**	0.56
Commission, etc. to Non Wholetime Directors	**0.32**	0.32
Directors' Fees	**0.11**	0.12
	7.09	6.00

The above excludes contribution to the approved group pension and gratuity funds which are actuarially determined on an overall basis.

(xii) Landbase India Limited has incurred an expenditure of Rs. 1.05 Crores on erection of 11 KVA Feeder Line from Tauru Sub Station to Classic Golf Resort. Considering the nature of expenditure as being enduring in nature, the same is being amortised over a period of 10 years. Accordingly, an amount of Rs. 0.63 Crore (2005 – Rs. 0.74 Crore) has been treated as Deferred Revenue Expenditure and disclosed under Miscellaneous Expenditure (to the extent not written off or adjusted) after amortising an amount of Rs. 0.11 Crore (2005 – Rs. 0.11 Crore) (disclosed under Schedule 17 under Manufacturing, Selling etc. Expenses).

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING

PRIMARY SEGMENT INFORMATION (BUSINESS SEGMENTS) (Rs. in Crores)

	2006			2005		
1. Segment Revenue	**External Sales**	**Inter Segment Sales**	**Total**	External Sales	Inter Segment Sales	Total
FMCG - Cigarettes	**11644.72**	**33.70**	**11678.42**	10324.99	—	10324.99
FMCG - Others	**1088.94**	**1.55**	**1090.49**	562.57	1.33	563.90
FMCG - Total	**12733.66**	**35.25**	**12768.91**	10887.56	1.33	10888.89
Hotels	**840.72**	**9.08**	**849.80**	623.34	4.43	627.77
Agri Business	**1927.50**	**726.72**	**2654.22**	1193.47	586.59	1780.06
Paperboards, Paper and Packaging	**1126.00**	**760.22**	**1886.22**	973.76	591.55	1565.31
Others	**273.94**	**—**	**273.94**	240.49	—	240.49
Segment Total	**16901.82**	**1531.27**	**18433.09**	13918.62	1183.90	15102.52
Eliminations			**(1531.27)**			(1183.90)
Consolidated Total			**16901.82**			13918.62

	2006	2005
2. Segment Results		
FMCG - Cigarettes	**2761.12**	2334.55
FMCG - Others	**(172.99)**	(195.17)
FMCG - Total	**2588.13**	2139.38
Hotels	**287.19**	159.71
Agri Business	**90.86**	96.41
Paperboards, Paper and Packaging	**351.42**	279.99
Others	**9.82**	48.96
Segment Total	**3327.42**	2724.45
Eliminations	**(39.49)**	(17.33)
Consolidated Total	**3287.93**	2707.12
Unallocated corporate expenses net of unallocated income	**95.69**	32.24
Profit before interest, etc., exceptional items and taxation	**3192.24**	2674.88
Interest etc. paid - Net, not allocable to Segments	**13.93**	44.75
Interest on loans and deposits, income from current and long term investments, profit and loss on sale of investments etc., not allocable to segments	**198.87**	137.33
Profit before Taxation and exceptional items	**3377.18**	2767.46
Provision for Taxation	**1023.88**	862.87
Profit after Taxation before exceptional items	**2353.30**	1904.59
Exceptional items (net of taxes) [See Schedule 19(ii)]	**(45.02)**	354.33
3. Profit after Taxation before Share of Results of Associates	**2308.28**	2258.92
Share of Net Profit / (Loss) of Associates	**5.60**	2.07
4. Profit after Taxation before Minority Interests	**2313.88**	2260.99

Other Information

	Segment Assets	**Segment Liabilities***	Segment Assets	Segment Liabilities*
FMCG - Cigarettes	**2499.29**	**919.83**	2234.38	899.26
FMCG - Others	**625.58**	**114.38**	362.52	83.91
FMCG - Total	**3124.87**	**1034.21**	2596.90	983.17
Hotels	**1579.52**	**146.15**	1564.89	115.82
Agri Business	**1299.22**	**217.51**	874.16	123.32
Paperboards, Paper and Packaging	**2195.93**	**331.02**	2077.33	365.33
Others	**885.50**	**108.87**	743.72	87.98
Segment Total	**9085.04**	**1837.76**	7857.00	1675.62
Unallocated Corporate Assets/Liabilities	**4788.26**	**2732.96**	4101.89	2281.44
Total	**13873.30**	**4570.72**	11958.89	3957.06

	Capital Expenditure	**Depreciation**	**Non Cash expenditure other than depreciation**	Capital Expenditure	Depreciation	Non Cash expenditure other than depreciation
FMCG - Cigarettes	**207.67**	**112.17**	**3.97**	130.20	123.26	12.29
FMCG - Others	**79.26**	**15.65**	**2.26**	58.31	7.06	0.42
FMCG - Total	**286.93**	**127.82**	**6.23**	188.51	130.32	12.71
Hotels	**81.28**	**62.27**	**13.57**	325.09	55.51	1.99
Agri Business	**79.53**	**31.19**	**1.78**	62.74	27.87	2.01
Paperboards, Paper and Packaging	**133.74**	**113.84**	**2.97**	184.55	102.88	8.26
Others	**12.18**	**14.10**	**0.53**	9.08	13.61	1.68
Segment Total	**593.66**	**349.22**	**25.08**	769.97	330.19	26.65

* Segment Liabilities of FMCG - Cigarettes is before considering provision of Rs. 425.87 Crores (2005 - Rs. 337.25 Crores) in respect of disputed State Taxes, the levy / collection of which has been stayed. These have been included under 'Unallocated Corporate Liabilities'.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

20. SEGMENT REPORTING (Contd.)

SECONDARY SEGMENT INFORMATION (GEOGRAPHICAL SEGMENTS)

(Rs. in Crores)

	2006	2005
1. Segment Revenue		
— Within India	14916.60	12402.91
— Outside India	1985.22	1515.71
Total Revenue	**16901.82**	**13918.62**
2. Segment Assets		
— Within India	8800.62	7623.02
— Outside India	284.42	233.98
Total Assets	**9085.04**	**7857.00**
3. Capital Expenditure		
— Within India	583.85	756.83
— Outside India	9.81	13.14
Total Capital Expenditure	**593.66**	**769.97**

NOTES

(1) ITC Group's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Group is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Group's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	— Cigarettes and Smoking Mixtures and components thereof.
: Others	— Branded Garments, Greeting, Gifting & Stationery, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Foods).
	— Agarbattis and Matches sourced from the small scale sector.
Hotels	— Hoteliering.
Paperboards, Paper and Packaging	— Paperboards, Paper including Specialty Paper & Packaging.
Agri Business	— Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.
Others	— Information Technology services, Investments, Golf, Resorts and Real Estate.

(3) The Group companies and joint ventures have been included in segment classification as follows :

FMCG : Cigarettes — Surya Nepal Private Limited and joint ventures ITC Filtrona Limited and King Maker Marketing Inc.

: Others — Surya Nepal Private Limited, Wimco Limited.

Hotels : Srinivasa Resorts Limited, Fortune Park Hotels Limited and Bay Islands Hotels Limited and a joint venture Maharaja Heritage Resorts Limited.

Others : ITC Infotech India Limited and its subsidiaries ITC Infotech Limited and ITC Infotech (USA), Inc., Russell Credit Limited and its subsidiary Greenacre Holdings Limited, Wimco Limited, Wimco Seedlings Limited, Wimco Boards Limited, Pavan Poplar Limited, and Prag Agro Farms Limited. BFIL Finance Limited and its subsidiary MRR Trading & Investment Company Limited, Wills Corporation Limited, Gold Flake Corporation Limited and Landbase India Limited and a joint venture CLI3L e-Services Limited.

(4) The geographical segments considered for disclosure are :

— Sales within India

— Sales outside India

(5) Segment results of the new business activities namely 'FMCG : Others' largely reflect start up and business development costs.

(6) The Group's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the year are after absorbing costs relating to the expansion of the strategic e-Choupal initiatives.

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES

1. **ENTERPRISES WHERE CONTROL EXISTS :**

   Entities, other than subsidiaries, under the control of the Group :

   a) ITC Sangeet Research Academy

   b) ITC Education Trust

   c) ITC Rural Development Trust

   The following have not been considered :

   a) ITC Global Holdings Pte. Limited, Singapore being under Judicial Management and its subsidiaries

      Hup Hoon Traders Pte. Ltd., Singapore

      AOZT "Hup Hoon", Moscow

      Hup Hoon Impex Srl, Romania

      Fortune Tobacco Co. Ltd., Cyprus

      Fortune Tobacco Company, Inc., U.S.A., and

   b) BFIL Securities Limited (a subsidiary of BFIL Finance Ltd.)
      which is under voluntary winding up proceedings.

2. **OTHER RELATED PARTIES WITH WHOM THE GROUP HAD TRANSACTIONS, etc.**

   i) **Associates & Joint Ventures :**

   Associates

   a) Gujarat Hotels Limited

   b) Megatop Financial Services and Leasing Limited

   c) Newdeal Finance and Investment Limited

   d) Peninsular Investments Limited

   e) Russell Investments Limited

   f) Asia Tobacco Company Limited

   g) Classic Infrastructure & Development Limited

   h) International Travel House Limited
      - being associates of the Group, and

   i) Tobacco Manufacturers (India) Limited, U.K.
      of which ITC Limited is an associate.

   Joint Ventures

   a) King Maker Marketing Inc.

   b) ITC Filtrona Limited

   c) Maharaja Heritage Resorts Limited

   d) CLI3L e-Services Limited

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

ii) Key Management Personnel :

Y.C. Deveshwar	Executive Chairman
S.S.H. Rehman	Executive Director
A. Singh	Executive Director
K. Vaidyanath	Executive Director
J. P. Daly	Non-Executive Director
C.R. Green	Non-Executive Director
Y.P. Gupta	Non-Executive Director (resigned w.e.f. 29.07.2005)
S. B. Mathur	Non-Executive Director (w.e.f. 29.07.2005)
Ajeet Prasad	Non-Executive Director (resigned w.e.f. 28.10.2005)
P.B. Ramanujam	Non-Executive Director
B. Sen	Non-Executive Director
Ram S. Tarneja	Non-Executive Director
T. S. Vijayan	Non-Executive Director (w.e.f. 28.10.2005)
B. Vijayaraghavan	Non-Executive Director
K.S. Vaidyanathan	Member - Corporate Management Committee
A. Nayak	Permanent Invitee - Corporate Management Committee
R. Srinivasan	Permanent Invitee - Corporate Management Committee
R. G. Jacob	Special Invitee - Corporate Management Committee

iii) Employees' Benefit Plans where there is significant influence :

a) IATC Provident Fund

b) IATC Staff X Provident Fund

c) ITC Management Staff Gratuity Fund

d) ITC Employees Gratuity Fund

e) ITC Gratuity Fund 'C'

f) ITC Pension Fund

g) ILTD Seasonal Employees' Pension Fund

h) ITC Platinum Jubilee Pension Fund

i) Tribeni Tissues Limited Provident Fund

j) Tribeni Tissues Limited Gratuity Fund

k) ITC Bhadrachalam Paperboards Limited Management Staff Pension Fund

l) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'A'

m) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'B'

n) ITC Bhadrachalam Paperboards Limited Gratuity Fund 'C'

o) ITC Bhadrachalam Paperboards Limited Staff Provident Fund

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

21. RELATED PARTY DISCLOSURES (Contd.)

3. DISCLOSURE OF TRANSACTIONS BETWEEN THE GROUP AND RELATED PARTIES AND THE STATUS OF OUTSTANDING BALANCES

(Rs. in Crores)

	Enterprises where control exists		Associates & Joint Ventures		Key Management Personnel		Employee Trusts	
	2006	2005	2006	2005	2006	2005	2006	2005
1. Sale of Goods / Services			36.87	40.22				
2. Purchase of Goods / Services			153.38	130.18				
3. Sale of Fixed Assets			0.14	0.10				
4. Sale of Equity Shares of Ansal Hotels Limited to Associates & Joint Ventures (Rs. 2,600/-)				...				
5. Interest Income			12.02	3.46	0.03	0.04		
6. Remuneration to Key Management Personnel								
-Directors [See Schedule 19(xi)]					7.09	6.00		
-Others					2.26	1.58		
7. Rent Paid			0.01	0.02	0.01			
8. Reimbursement of Contractual Remuneration			0.08	0.77				
9. Remuneration of managers on deputation recovered			2.59	1.14				
10. Donations	1.50	8.85						
11. Contributions to Employees' Benefit Plans							31.34	55.29
12. Dividend income			23.13	1.92				
13. Dividend payments			205.18	132.37	0.18	0.10		
14. Expenses recovered	0.02	0.02	2.75	[illegible]				
15. Expenses reimbursed			[illegible]					
16. Loans given						0.03		
17. Receipt towards Loan Repayment				[illegible]	0.11	0.37		
18. Advances Given								
19. Receipt towards refund of Advances								
20. Payment towards refund of Advances								
21. Deposits received during the year			[illegible]	[illegible]				
22. Receipt towards refund of Deposits			0.19	112.63				
23. **Balances as on 31st March**								
i) Debtors / Receivables			31.19	38.24				
ii) Advances Given			8.06	11.86			0.01	0.52
iii) Loans Given					1.13	1.24		
iv) Deposits with (including Deposits towards Property Options)			42.29	42.29				
v) Deposits From			3.93	3.25				
vi) Creditors / Payables			7.52	5.77				
vii) Dividend Receivable			8.25					
24. In addition, remuneration of managers on deputation, absorbed	0.03	0.03	0.36	0.65				

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES

IT IS GROUP CORPORATE POLICY

Convention

To prepare financial statements in accordance with applicable Accounting Standards in India. A summary of important accounting policies, which have been applied consistently, is set out below.

Basis of Accounting

To prepare financial statements in accordance with the historical cost convention modified by revaluation of certain Fixed Assets as and when undertaken as detailed below.

Fixed Assets

To state Fixed Assets at cost of acquisition inclusive of inward freight, duties and taxes and incidental expenses related to acquisition. In respect of major projects involving construction, related pre-operational expenses form part of the value of assets capitalised. Expenses capitalised also include applicable borrowing costs. To adjust the original cost of imported Fixed Assets acquired through foreign currency loans at the end of each financial year by any change in liability arising out of expressing the outstanding foreign loan at the rate of exchange prevailing at the date of Balance Sheet.

To capitalise software where it is expected to provide future enduring economic benefits. Capitalisation costs include licence fees and costs of implementation / system integration services. The costs are capitalised in the year in which the relevant software is implemented for use.

All upgradation / enhancements are generally charged off as revenue expenditure unless they bring similar significant additional benefits.

Depreciation

To calculate depreciation on Fixed Assets and Trademarks in a manner that amortises the cost of the assets after commissioning, over their estimated useful lives or lives based on the rates specified in Schedule XIV to the Companies Act, 1956, whichever is lower, by equal annual instalments. Leasehold properties are amortised over the period of the lease.

Capitalised software costs are amortised over a period of five years.

Revaluation of Assets

As and when Fixed Assets are revalued, to adjust the provision for depreciation on such revalued Fixed Assets, where applicable, in order to make allowance for consequent additional diminution in value on considerations of age, condition and unexpired useful life of such Fixed Assets; to transfer to Revaluation Reserve the difference between the written up value of the Fixed Assets revalued and depreciation adjustment and to charge Revaluation Reserve Account with annual depreciation on that portion of the value which is written up.

Investments

To state Current Investments at lower of cost and fair value; and Long Term Investments, other than in associates, at cost. Where applicable, provision is made where there is a permanent fall in valuation of Long Term Investments.

To account for investments in associates using the equity method.

Interests in Joint Ventures

To account for interests in jointly controlled entities (incorporated Joint Ventures) using proportionate consolidation.

Goodwill on consolidation

To state goodwill arising on consolidation at cost, and to recognise, where applicable, any impairment.

Inventories

To state inventories including work-in-progress at cost or below. The cost is calculated on weighted average method. Cost comprises expenditure incurred in the normal course of business in bringing such inventories to its location and includes, where applicable, appropriate overheads based on normal level of activity. Obsolete, slow moving and defective inventories are identified at the time of physical verification of inventories and, where necessary, provision is made for such inventories.

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

Sales

To state net sales after deducting taxes and duties from invoiced value of goods and services rendered.

Investment Income

To account for Income from Investments on an accrual basis, inclusive of related tax deducted at source.

Proposed Dividend

To provide for Dividends (including income tax thereon) in the books of account of the parent as proposed by the Directors, pending approval at the Annual General Meeting.

To account for dividends (including income tax thereon) of associates, joint ventures and subsidiaries when paid.

Retirement Benefits

To make regular monthly contributions to various Provident Funds, Pension Funds and Gratuity Funds which are charged against revenue. To also charge against revenue, actual disbursements made, when due, under the Workers' Voluntary Retirement Scheme.

To administer through duly constituted and approved independent trusts, various Funds in respect of Employees' Retirement Benefit Schemes, with the exception of Provident Fund and Family Pension contributions in respect of Unionised Staff which are statutorily deposited with the Government.

Lease Rentals

To charge Rentals in respect of leased equipment to the Profit and Loss Account.

Research and Development

To write off all expenditure other than capital expenditure on Research and Development in the year it is incurred.

Capital expenditure on Research and Development is included under Fixed Assets.

Taxes on Income

To provide Current tax as the amount of tax payable in respect of taxable income for the period.

To provide Deferred tax on timing differences between taxable income and accounting income subject to consideration of prudence.

Not to recognise Deferred tax assets on unabsorbed depreciation and carry forward of losses unless there is virtual certainty that there will be sufficient future taxable income available to realise such assets.

Foreign Currency Translation

To account for transactions in foreign currency at the exchange rate prevailing on the date of transactions. Gains/losses arising out of fluctuations in the exchange rates are recognised in Profit and Loss in the period in which they arise except in respect of imported Fixed Assets where exchange variance is adjusted in the carrying amount of the respective Fixed Asset.

To account for differences between the forward exchange rates and the exchange rates at the date of transactions, as income or expense over the life of the contracts, except in respect of liabilities incurred for acquiring imported Fixed Assets, in which case such differences are adjusted in the carrying amount of the respective Fixed Asset.

To account for profit/loss arising on cancellation or renewal of forward exchange contracts as income/expense for the period, except in case of forward exchange contracts relating to liabilities incurred for acquiring imported Fixed Assets, in which case such profit/loss are adjusted in the carrying amount of the respective Fixed Asset.

To account for gains/losses on foreign exchange rate fluctuations relating to current assets and liabilities at the year end.

To translate the financial statement of non-integral foreign operations by recording the

SCHEDULES TO THE CONSOLIDATED ACCOUNTS

22. SIGNIFICANT ACCOUNTING POLICIES (Contd.)

exchange difference arising on translation of assets/liabilities and income/expenses in a foreign currency translation reserve.

Claims

To disclose claims against the Group not acknowledged as debts after a careful evaluation of the facts and legal aspects of the matter involved.

Segment Reporting

To identify segments based on the dominant source and nature of risks and returns and the internal organisation and management structure.

To account for inter segment revenue on the basis of transactions which are primarily market led.

To include under "Unallocated Corporate Expenses" revenue and expenses which relate to the enterprise as a whole and are not attributable to segments.

Financial and Management Information Systems

To practise an Integrated Accounting System which unifies both Financial Books and Costing Records. The books of account and other records have been designed to facilitate compliance with the relevant provisions of the Companies Act on one hand, and meet the internal requirements of information and systems for Planning, Review and Internal Control on the other. To ensure that the Cost Accounts are designed to adopt Costing Systems appropriate to the business carried out by the Division with each Division incorporating into its Costing System, the basic tenets and principles of Standard Costing, Budgetary Control and Marginal Costing as appropriate.

On behalf of the Board

	Y. C. DEVESHWAR	*Chairman*
Kolkata,	K. VAIDYANATH	*Director*
26th May, 2006	B. B. CHATTERJEE	*Secretary*

REPORT OF THE AUDITORS TO THE BOARD OF DIRECTORS OF ITC LIMITED

We have audited the attached consolidated balance sheet of ITC Limited and its subsidiaries (the Group) as at 31st March, 2006, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of ITC Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of certain subsidiaries and joint ventures, whose financial statements reflect the Group's share of total assets of Rs. 1375.12 crores as at 31st March, 2006 and the Group's share of total revenues of Rs. 791.60 crores for the year ended on that date, and net cash inflows amounting to Rs. 5.55 crores for the year ended on that date and associates whose financial statements reflect the Group's share of profit upto 31st March, 2006 of Rs. 18.85 crores and the Group's share of profit of Rs. 5.60 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates, is based solely on the reports of the other auditors.

We report that the consolidated financial statements have been prepared by ITC's management in accordance with the requirements of Accounting Standard 21, Consolidated Financial Statements, Accounting Standard 23, Accounting for Investments in Associates in Consolidated Financial Statements and Accounting Standard 27, Financial Reporting of Interests in Joint Ventures issued by the Institute of Chartered Accountants of India.

Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the consolidated balance sheet, of the state of affairs of ITC Limited Group as at 31st March, 2006;

(b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

(c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For A.F. Ferguson & Co.
Chartered Accountants
M. S. DHARMADHIKARI
Partner
Membership No. 30802

Kolkata,
May 26, 2006

STATEMENT REGARDING SUBSIDIARY COMPANIES

Rs. in Crores

Name of the Subsidiary Company	Issued and Subscribed Share Capital	Reserves	Total Assets	Total Liabilities	Investments Long Term	Investments Current	Investments Total	Turnover	Profit/(Loss) before Taxation	Provision for Taxation	Profit/(Loss) after Taxation	Proposed Dividend
Russell Credit Limited	646.48	70.64	717.92	717.92	175.98	—	175.98	33.79	33.22	6.14	27.08	—
Greenacre Holdings Limited	33.06	6.24	43.48	43.48	—	5.95	5.95	2.38	1.08	0.29	0.79	—
Wimco Limited	57.20	52.65	171.16	171.16	...	—	...	142.65	(12.53)	—	(12.53)	—
Wimco Seedlings Limited	17.78	(13.50)	32.09	32.09	...	...	...	8.10	0.52	0.02	0.50	—
Pavan Poplar Limited	5.51	1.51	8.83	8.83	—	—	—	0.30	(0.09)	...	(0.09)	—
Prag Agro Farm Limited	3.80	(7.68)	3.02	3.02	—	—	—	0.07	(0.25)	...	(0.25)	—
Wimco Boards Limited	58.94	(48.48)	10.53	10.53	—	—	—	0.27	(0.09)	0.09	(0.18)	—
Srinivasa Resorts Limited	24.00	31.56	77.27	77.27	...	12.80	12.80	66.81	25.75	8.09	17.66	4.80
Fortune Park Hotels Limited	0.45	2.49	3.64	3.64	—	0.25	0.25	4.58	1.48	0.56	0.92	0.09
Bay Islands Hotels Limited	0.12	7.83	7.89	7.89	—	—	—	0.33	0.28	0.07	0.21	0.02
ITC Infotech India Limited	25.20	(12.87)	132.20	132.20	15.00	—	15.00	162.34	10.58	0.20	10.38	—
ITC Infotech Limited *	5.31	13.69	44.21	44.21	—	—	—	110.90	4.61	1.54	3.07	1.38
ITC Infotech (USA), Inc. $	20.97	(18.31)	9.08	9.08	—	—	—	29.05	0.78	0.05	0.73	—
Wills Corporation Limited	4.88	1.53	6.62	6.62	—	5.89	5.89	0.35	0.27	...	0.27	—
Gold Flake Corporation Limited	16.00	5.08	21.12	21.12	4.13	16.95	21.08	2.99	2.97	...	2.97	—
Landbase India Limited	4.00	6.11	80.07	80.07	...	—	...	5.81	(4.02)	3.37	(7.39)	—
BFIL Finance Limited	20.00	(63.24)	9.07	9.07	...	N.A.	...	1.69	0.74	—	0.74	—
MRR Trading & Investment Company Limited	0.05	(0.04)	0.04	0.04	—	—	—	—	—	—	—	—
Surya Nepal Pvt. Ltd., Nepal #	21.00	121.32	139.30	139.30	5.27	—	5.27	289.66	44.45	11.88	32.57	7.73@

@ paid to the Company (Exchange Rate on the date of repatriation of Dividend was 1 NR = Re. 0.625)

* Converted into Indian Rupees at the Exchange Rate, 1GBP = Rs. 77.49 as on 31st March, 2006
$ Converted into Indian Rupees at the Exchange Rate, 1USD = Rs. 44.61 as on 31st March, 2006
# Converted into Indian Rupees at the Exchange Rate, 1NR = Re. 0.625 as on 13th March, 2006, which is same as on 31st March, 2006

Notes

i) The subsidiaries not considered in the preparation of the above statement are :

a) ITC Global Holdings Pte. Limited, Singapore (a wholly owned subsidiary of ITC Limited) being under Judicial Management and its subsidiaries -
Hup Hoon Traders Pte. Limited, Singapore
AOZT "Hup Hoon", Moscow
Hup Hoon Impex Srl, Romania
Fortune Tobacco Company Limited, Cyprus
Fortune Tobacco Company, Inc., U.S.A., and

b) BFIL Securities Limited (a wholly owned subsidiary of BFIL Finance Limited) which is under voluntary winding up.

ii) The aforesaid data in respect of the subsidiaries are as on 31st March, 2006 other than Surya Nepal Private Limited where it is as on 13th March, 2006.

TEN YEARS AT A GLANCE

Operating Results 1997-2006#

(Rs. in Crores)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
GROSS INCOME	5990.60	6923.75	7700.96	8069.37	8827.11	9982.46	11194.47	12039.92	13585.39	**16510.51**
Excise Duties etc.	3078.09	3693.94	4063.25	4133.89	4474.52	4780.86	5159.10	5344.60	5710.13	**6433.90**
Net Income	2912.51	3229.81	3637.71	3935.48	4352.59	5201.60	6035.37	6695.32	7875.26	**10076.61**
Cost of Sales	2142.74	2271.46	2443.30	2475.45	2516.44	3155.96	3712.00	4109.85	4846.89	**6463.15**
PBDIT	769.77	958.35	1194.41	1460.03	1836.15	2045.64	2323.37	2585.47	3028.37	**3613.46**
PBDT	649.68	877.33	1040.32	1347.48	1740.24	1978.71	2293.53	2560.68	2985.94	**3601.53**
Depreciation	63.03	85.85	102.29	118.53	139.94	198.45	237.34	241.62	312.87	**332.34**
PBIT	706.74	872.50	1092.12	1341.50	1696.21	1847.19	2086.03	2343.85	2715.50	**3281.12**
PROFIT BEFORE TAX	586.65	791.48	938.03	1228.95	1600.30	1780.26	2056.19	2319.06	2673.07	**3269.19**
Tax	239.75	265.28	314.61	436.51	594.04	590.54	684.84	726.21	836.00	**988.82**
PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS	346.90	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	1837.07	**2280.37**
EXCEPTIONAL ITEMS (NET OF TAX)	—	—	—	—	—	—	—	—	354.33	**-45.02**
PROFIT AFTER TAXATION	346.90	526.20	623.42	792.44	1006.26	1189.72	1371.35	1592.85	2191.40	**2235.35**
Dividends*	107.99	121.48	149.83	224.55	270.45	334.14	418.84	558.83	881.70	**1134.70**
Retained Profits	238.91	404.72	473.59	567.89	735.81	855.58	952.51	1034.02	1309.70	**1100.65**
Earnings Per Share on profit after tax before exceptional items										
Basic (Rs.)**	0.94	1.43	1.69	2.15	2.73	3.20	3.69	4.29	4.91	**6.08**
Adjusted @ (Rs.)	4.53	6.86	8.13	10.33	13.12	15.51	17.88	20.77	23.95	**29.73**
Earnings per share on profit after taxation										
Basic (Rs.)**	0.94	1.43	1.69	2.15	2.73	3.23	3.73	4.29	5.85	**5.96**
Adjusted @ (Rs.)	4.53	6.86	8.13	10.33	13.12	15.51	17.88	20.77	28.57	**29.15**
Dividend Per Share (Rs.)**	0.27	0.30	0.37	0.50	0.67	0.90	1.00	1.33	2.07	**2.65**
Market Capitalisation***	8792	17523	23633	18038	19987	17243	15581	25793	33433	**73207**
Foreign Exchange Earnings	634.73	759.08	649.55	687.70	697.13	947.57	1294.00	1077.51	1268.65	**1793.51**

* Including Income Tax on Dividend (except 2002)
** Includes adjustment for 1:10 Stock Split and 1:2 Bonus Issue
*** Based on year-end closing prices, quoted on the Bombay Stock Exchange.
@ Includes adjustment for
- 1992 – 3:5 Bonus Issue
- 1995 – Conversion of warrants and Bonus Issue of 1:1 on total shares
- 2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
- 2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.
  – 1:2 Bonus Issue

Sources and Application of Funds 1997-2006#

(Rs. in Crores)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
SOURCES OF FUNDS										
Equity	245.41	245.41	245.41	245.41	245.41	247.51	247.51	247.68	249.43	**375.52**
Reserves	1113.83	1516.72	1988.79	2553.92	3289.10	4166.47	5118.11	6162.38	7646.18	**8685.96**
Shareholders' Funds	1359.24	1762.13	2234.20	2799.33	3534.51	4413.98	5365.62	6410.06	7895.61	**9061.48**
Loan Funds	725.79	1299.04	1252.22	652.87	858.94	284.54	116.98	120.85	245.36	**119.73**
Deferred Tax - Net	—	—	—	—	—	135.46	63.58	87.74	376.09	**324.76**
FUNDS EMPLOYED	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	**9505.97**
APPLICATION OF FUNDS										
Fixed Assets (Gross)	1274.15	1438.63	1718.31	2145.49	2668.08	4081.85	4415.61	5054.68	5932.42	**6470.57**
Depreciation	316.63	390.86	484.85	592.25	707.42	1101.90	1245.64	1442.63	1795.51	**2065.44**
Fixed Assets (Net)	957.52	1047.77	1233.46	1553.24	1960.66	2979.95	3169.97	3612.05	4136.91	**4405.13**
Investments	302.06	800.95	1059.75	987.26	1006.94	906.93	1608.86	3053.96	3874.68	**3517.01**
Net Current Assets	825.45	1212.45	1193.21	911.70	1425.85	947.10	767.35	(47.36)	505.47	**1583.83**
Deferred Revenue Expenditure	—	—	—	—	—	—	—	—	—	**—**
NET ASSETS EMPLOYED	2085.03	3061.17	3486.42	3452.20	4393.45	4833.98	5546.18	6618.65	8517.06	**9505.97**
Net Worth Per Share (Rs.)*	3.69	4.79	6.07	7.60	9.60	11.99	14.45	17.15	21.10	**24.13**
Debt : Equity Ratio	0.53:1	0.74:1	0.56:1	0.23:1	0.24:1	0.06:1	0.02:1	0.02:1	0.03:1	**0.01:1**

* Includes adjustment for 1:10 Stock Split and 1:2 Bonus Issue

Equity includes impact of :
1992 – 3:5 Bonus Issue (Rs. 39.80 Crores) and Amalgamation of Tribeni Tissues Limited (Rs. 10.59 Crores).
1994 – GDR Issue (Rs. 4.50 Crores); and accretion to reserves of Rs. 1,99,96 Lakhs on account of Share Premium.
1995 – Conversion of GDR warrants (Rs. 0.19 Crore) and subsequent 1 : 1 Bonus Issue (Rs. 121.42 Crores).
1996 – Conversion of balance GDR warrants (Rs. 1.29 Crores) and related Bonus Issue component of 1995 (Rs. 1.29 Crores).
2003 – 2,09,69,820 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Bhadrachalam Paperboards Limited with the Company.
2006 – 1,21,27,470 Ordinary Shares of Re. 1.00 each, fully paid, issued pursuant to Amalgamation of erstwhile ITC Hotels Limited and Ansal Hotels Limited with the Company.
– 1:2 Bonus Issue (Rs. 125.17 Crores).

Unconsolidated

FINANCIAL HIGHLIGHTS
1997-2006


GROSS INCOME
18000
15000
12000
9000
6000
3000
Rs. Crores
97 98 99 00 01 02 03 04 05 06

Gross Income in 2005-06 - Rs. 16510.51 Crores


NON-CIGARETTES NET TURNOVER
5000
4400
3800
3200
2600
2000
1400
800
NTO (Rs. Crores)
50
45
40
35
30
25
20
% of NTO
01 02 03 04 05 06
Non-Cigarettes NTO
% of NTO


CONTRIBUTION TO THE EXCHEQUER
8000
7500
7000
6500
6000
5500
5000
4500
4000
3500
3000
2500
Rs. Crores
97 98 99 00 01 02 03 04 05 06

Contribution in 2005-06 - Rs. 7676.66 Crores

Note: Includes Excise, Service Tax, VAT, Income Tax, Hotel Luxury & Exp. Taxes etc.


RETURN ON NET WORTH
9500
8500
7500
6500
5500
4500
3500
2500
1500
500
Net Worth (Rs. Crores)
40.00
37.50
35.00
32.50
30.00
27.50
25.00
R.O.N.W. (%)
97 98 99 00 01 02 03 04 05 06
Net Worth
Return on Net Worth (%)***


RETURN ON INVESTED CAPITAL
5500
5000
4500
4000
3500
3000
2500
2000
1500
Invested Capital (Rs. Crores)
60
55
50
45
40
35
30
R.O.I.C. (%)
97 98 99 00 01 02 03 04 05 06
Invested Capital*
Return on Invested Capital (%)**


MARKET CAPITALISATION AND BSE SENSEX
(As on 31st March)
75000
65000
55000
45000
35000
25000
15000
5000
Rs. Crores
11500
10000
8500
7000
5500
4000
2500
BSE Sensex
97 98 99 00 01 02 03 04 05 06
ITC's Market Capitalisation (31.03.2006: Rs. 73207 Crores)
BSE Sensex


PROFIT TRENDS
4000
3500
3000
2500
2000
1500
1000
500
0
Rs. Crores
97 98 99 00 01 02 03 04 05 06
PBDIT
PBIT
PBT
PAT


EARNINGS AND DIVIDEND PER SHARE
8
7
6
5
4
3
2
1
0
Rs.
97 98 99 00 01 02 03 04 05 06
Dividend Per Share****
Earnings Per Share

*Invested Capital is computed by netting Cash and Cash Equivalents from Total Capital Employed.

**Computed on average Invested Capital during the year.

***Computed on average Net Worth during the year.

****Dividend Per Share for 2005-06 is based on the Board's recommendation to Members.

These graphs depict the non-consolidated financial position.

Sustainability Updates

CII-ITC Centre of Excellence for Sustainable Development

In pursuit of its commitment to sustainable development, ITC joined hands with CII to launch the CII-ITC Centre of Excellence for Sustainable Development in January 2006.

The Centre, located at New Delhi, aims to create an enabling climate for Indian businesses to pursue sustainability goals. It will seek to raise awareness, promote thought leadership and build capacity to achieve sustainability goals across a broad spectrum of industries.



Chairman Y C Deveshwar inaugurating the CII-ITC Centre of Excellence for Sustainable Development

Sustainability Report 2005

ITC's Sustainability Report 2005 was released in January 2006. The report highlights ITC's contributions to the 'triple bottom line' of economic, social and environmental capital. Independently assured by PricewaterhouseCoopers, this Report continues to be the only 'In Accordance Report' by an Indian corporation, as per Global Reporting Initiative (GRI).



The Union Minister of Commerce & Industry, Shri Kamal Nath, presenting the first CII-ITC Sustainability Awards 2006 during the CII National Conference & Annual Session in April, 2006


for
Canadian
Development

ITC's Sustainability Report 2005 being released by Shri Prem Chand Gupta, the Union Minister for Company Affairs

Citizen First

As a Company that continuously strives to be 'Citizen First', ITC attaches critical importance to its responsibility to contribute to the 'triple bottom line', namely the augmentation of economic, ecological and social capital. This commitment finds expression in the Company's sustainable development philosophy, which recognises the need to not only preserve but also enrich precious environmental resources while providing a safe and healthy workplace for its employees.

ITC's social development initiatives harmonise the Company's endeavour to create shareholder value with making a substantial contribution to society. The thrust of the Company's social sector investment is in four areas: (a) Web-enablement of the Indian farmer through the e-Choupal initiative; (b) Natural resource management, which includes wasteland, watershed and agriculture development; (c) Sustainable livelihood creation, comprising genetic improvement in livestock productivity and women's economic empowerment; and (d) Community development, with focus on primary education and health & sanitation.

Web-enablement of the Indian farmer

The e-Choupal initiative

Continuing the expansion of its rural footprint, ITC scaled up the total number of e-Choupals to 6000. The reach of the initiative has widened to nearly 36,000 villages, empowering over 3.5 million farmers in the states of Madhya Pradesh, Uttar Pradesh, Haryana, Uttaranchal, Rajasthan, Maharashtra, Karnataka, Andhra Pradesh and Kerala.



The e-Choupal, apart from imparting knowhow and facilitating price discovery for the farmer, is fast becoming a two-way distribution channel for goods and services. During the year, significant progress was made in the marketing of products and services through the e-Choupal channel, with throughput doubling to almost Rs 100 crores. The channel now distributes products from 45 companies – both public and private sector – in categories ranging from FMCG and consumer durables to automotive and agri inputs.

Natural Resource Management



Wasteland Development

Social and Farm Forestry

During 2005-06, 2,179 hectares were brought under plantation through social forestry, taking the cumulative total to 6,822 hectares. The project today covers 19 mandals, 298 villages and 8,000 poor households.

The collaboration between ITC and the Government of Andhra Pradesh for wasteland development under the Indira Kranthi Padham scheme was successfully scaled up during the year – 980 hectares of plantations were promoted through this public-private partnership.

The households covered under the Social Forestry Programme continue to reap the benefits derived from harvested plantations. Not only have their earnings per acre improved significantly, most beneficiaries have been able to sustain their contribution to the Village Development Fund. Their own incomes have been wisely invested in productive assets ensuring a long-term virtuous cycle of development.

ITC's social and farm forestry programmes have todate greened nearly 41,000 hectares with over 149 million saplings.

Sowing prosperity

Satyavadi Laxminarayana of Nandigamapadu village in the Khammam district of Andhra Pradesh has been a farmer for over five decades. Despite these long years of farming, his savings amount to nil. Unreliable monsoons have meant unreliable crops and income from his arid land. Over the last five years, his life and land have transformed. As a beneficiary of ITC's Social Forestry Programme, he has been able to convert 4.6 acres of wasteland into viable plantations.



When he reaped his first pulpwood harvest in September 2005, it was nothing less than a windfall. He sold 102 tons of pulpwood and earned Rs 1,65,555. He repaid Rs 20,000 he had borrowed from the village rotating fund set up by ITC to help tribals like him raise plantations. Even after repaying his bank loan, he had enough surplus cash to invest in a motor pump for agricultural use, start a fixed deposit worth Rs 85,000 with the State Bank of India, purchase an acre of paddy land and take an LIC policy. Laxminarayana wants to grow more trees. Because he has a house to build and a younger son to settle.

Soil & Moisture Conservation



This programme was designed to assist farmers in identified moisture-stressed districts through soil and moisture conservation work. A total of 460 large and small water harvesting structures were created by the end of 2005-06, taking the total number of such structures created so far to 1,011 with a command area of about 10,277 hectares, covering 9,989 farmers in 17 districts and 340 villages.

Integrated Agriculture Development



This intervention aims to improve farm productivity and hence incomes by promoting a package of efficient farm practices and technologies. During 2005-06, 70 group irrigation projects and 235 sprinkler sets covering 445 farmers were installed for demonstration. The efficiency of water-use through such systems have been documented comprehensively with a view to sharing the information with farmers through the e-Choupal network. 842 demonstration plots were promoted during the year to demonstrate new varieties and better farm management practices. 4,091 composting units were established during the year comprising 2,712 vermi-compost pits and 1,379 NADEP units.

Sustainable Livelihoods

The primary focus of this intervention is to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-agricultural incomes.

Livestock Development



With the objective of creating high-yielding progenies through genetic improvement, an additional 40 Cattle Development Centres (CDCs) were established during 2005-06, taking the total to 72 CDCs covering 1,440 villages. During the year 27,392 artificial inseminations (AIs) were performed and 35,000 milch animals were covered under the preventive health programme.

In some of the project areas, farmers are being organised into milk marketing societies. These societies will collect and deliver milk into the milk-routes of existing chilling plants or dairies, thereby linking the farmers to a formal milk market.

Economic Empowerment of Women



These programmes aim to create sustainable income opportunities for women. During the year, 630 self-help groups (SHG) with 10,610 members mobilised small savings of Rs 35 lakhs. So far 4,398 women have found gainful employment either through micro-enterprises (2,244) or as self-employed (2,154), availing income generation loans totalling Rs 74.62 lakhs.

Homemaker to income-builder



Bhatoura village. Sursa block. Hardoi, Uttar Pradesh. Rambeti was just another homemaker from a backward group till her friends and neighbours convinced her to join their self-help group, Shilpika. They even coaxed her to be one of the office-bearers. Shilpika, with the help of ITC and its partner NGO, worked on a simple mandate – to upgrade the Chikankari skills of local women and connect them to markets. Rambeti was instrumental in getting a Master Chikan craftsman to train 50 Shilpika members in the intricacies of the craft that would fetch them far better remuneration than the Rs 50 to Rs 100 they usually earned for a month of backbreaking work. As the project gathered momentum, it was evident that the self-help groups needed 'Sanchalikas' – caretakers – for the Chikan production centres. Rambeti was the natural choice for her group. She began mobilising her team members to work at a faster pace to meet market deadlines. They also started participating in exhibitions to promote their products. Today, her group earns a cumulative wage of Rs 70,000 per annum and has made profits of Rs 52,000. The profit first goes towards repayment of their loans. Residual profits are shared among the group members. Since the loans are disbursed from a rotating fund provided by ITC, repayment enables other beneficiaries to participate in this virtuous cycle. Rambeti has been instrumental in setting up another production group called Kashida.

Across several states in India, ITC is helping thousands of women like Rambeti help themselves.

Community Development

Health & Sanitation



A total of 1,741 low cost sanitary units have been constructed so far, with one-third of the costs being met by the beneficiaries. More than 34,000 women-at-risk and children under 5 were covered under the mother & child health (M&CH) programme during the year.

Primary Education

674 Supplementary Learning Centres provided regular coaching to nearly 37,000 children during 2005-06. The programme has so far covered over 47,000 primary school-goers. In addition, more than 100 government primary schools were provided infrastructure support consisting of benches/chairs (2,108), compound walls/gates/roof (51), additional classrooms (11), teaching aids and sports kits (499). Two new initiatives were launched during the year: a rural library network that brings educational and recreational reading material to interior villages and a roaming laptop project that introduces IT-based learning in remote, rural schools. Depending on the success of the pilot project, these initiatives will be scaled up in the coming years.



ITC is now a 'Carbon Positive Corporation'

ITC's objective of creating a positive environmental footprint in the context of the international concern on 'Global Warming' has found expression in:

- Energy Conservation, Audit and Benchmarking to achieve the lowest specific energy consumption (energy required per unit of production)
- Use of environmentally safe fuels & renewable sources of energy
- Carbon Dioxide (CO_2) sequestration through farm & social forestry initiatives
- Identifying and implementing 'certifiable CO_2 reduction' projects



Significant decrease in Specific Energy consumption

The Bhadrachalam Paperboards unit and the Cigarette factories at Saharanpur and Bangalore achieved significant reduction in specific energy consumption (energy requirement per unit of production) in 2005-06.

The Bhadrachalam unit alone accounts for as much as 67.4% of ITC's total energy requirements. A number of energy conservation measures has resulted in a 10.7% reduction in the Bhadrachalam mill's specific energy consumption.

Specific Energy Consumption at Bhadrachalam Paperboards unit


50.00
40.00
30.00
20.00
10.00
0.00
36.1
33.3
29.8
03-04
04-05
05-06

In Giga Joules (GJ) per gross ton of paperboard

This reduction is very significant in view of the Bhadrachalam mill already having been declared one of the most energy efficient paper/paperboard mills in India by the Centre for Science and Environment, New Delhi, in its Green Rating Report, 2004.

The Saharanpur Cigarette factory registered a 9.2% reduction in specific energy consumption over the last year. ITC's largest Cigarette factory in Bangalore also achieved a 1.2% reduction over the same period.

CO_2 emissions & Sequestration



The total CO_2 (equivalent) emitted by ITC units in 2005-06 amounted to 1,202 kilotons (1,058 kilotons in 2004-05). In spite of significant growth in all its businesses, ITC has been able to limit the increase in CO_2 emissions to 13.6% over the previous year, by targeting and succeeding in reducing specific energy consumption.

	Unit	03-04	04-05	05-06
CO_2 released (Manufacturing & Freight)	Kilotons	1013	1058	1202
CO_2 sequestered	Kilotons	311	906	1244
CO_2 sequestered	Percent	31	86	104

ITC continued to rapidly upscale its farm and social forestry initiatives, adding close to 12,000 hectares of plantations during the year. Such plantations, as at March 31, 2006, covered an area of nearly 41,000 hectares. These initiatives have not only led to sustainable sources of raw material for the Paperboards business, they have also helped sequester 1,244 kilotons of CO_2, in the process making ITC a **'Carbon Positive Company'**.

ITC's fibre strategy

Breaking new ground in sustainability

Wood is the major source of fibre for the paper and paperboards industry. Availability of wood remains a major challenge and a serious sustainability concern, specially with the forest cover in India being a meagre 11% against a desirable 33%.

ITC's paperboards mill at Bhadrachalam is one of the most modern and contemporary plants of its kind in the world. The mill manufactured over 300,000 tons of paperboards in 2005-06 (more than 7 times its first gross production in 1980-81). The raw material requirement for this level of production was 2,69,516 tons of wood, apart from waste paper and some special pulp.

ITC has effectively leveraged its need for wood fibre to provide significant opportunities to the economically backward by helping them raise plantations. ITC's forestry project aims at building grassroots capacities to initiate a virtuous cycle of sustainable development.

At the heart of this comprehensive greening project is ITC's state-of-the-art Research & Development Centre, consistently striving to improve the productivity of several tree species in order to give attractive land-use alternatives to traditional farmers and wasteland owners.

ITC's Research & Development Centre has evolved high-yielding, site-specific, disease-resistant clones and a comprehensive package of plantation management practices. This knowledge of best practices is continuously transferred to the growers right from the delivery of clonal saplings to completion of harvest. ITC distributed 49 million high quality clonal saplings to farmers during the year.

Apart from the obvious benefits of increasing the green cover, this effort also directly contributes to in situ moisture conservation, groundwater recharge and significant reduction in top-soil losses due to wind and water erosion. As a result of the leaf-litter from multi-species plantations and the promotion of leguminous inter-crops, depleted soils are constantly enriched.

Over 91% of the Bhadrachalam mill's total wood requirement came from plantations under its forestry project. Only 1,301 tons (0.5 %) was sourced from private farmlands. The mill also utilised 74,662 tons of waste paper. Its bamboo requirement of 22,881 tons was met from government authorised/approved open market sale.

ITC does not buy wood-based raw materials from unidentified sources. The Bhadrachalam mill, the only unit in ITC with pulping facilities, is ISO 9001 certified. It ensures traceability of all the wood used in its manufacturing process.

ITC is committed to greening 1,00,000 hectares in a decade under its forestry programme. This would far exceed the wood fibre requirement for its paperboards business. This will create livelihood opportunities for 1.2 million people in tribal areas and sustain ITC's position as a 'carbon positive' corporation.



'Water Positive' four years in a row



In India, water is a very precious resource with the country accounting for 18% of the world's population and only 4% of global fresh water resources. India's vision of achieving over 10% GDP growth and becoming the global manufacturing hub will strain its already scarce water resources, making it incumbent upon individuals and corporations to use this precious resource with utmost care and responsibility.

ITC's sustainability objective focuses on:

- Conservation, Audit and Benchmarking – to achieve the lowest specific water consumption (water used per unit of production)
- Zero water discharge – treating and recycling all the waste water, thereby not only reducing fresh water intake but also preventing pollution of fresh water resources
- Creating a positive footprint – through rainwater harvesting, both at the Company's premises and through external watershed development projects.

ITC's total fresh water intake of 25.58 million kilolitres (KL) during 2005-06 is slightly higher than the previous year's (24.98 million KL), despite a significant growth in all its businesses.

The three Paperboards and Specialty Paper units at Bhadrachalam, Tribeni and Kovai together account for 91.9% of the total fresh water intake by ITC. Implementing water audit recommendations, deploying advanced technology, increasing awareness and improving resource management have enabled these three units to reduce specific water consumption by 13%, 2% and 18%, respectively.

Similarly, ITC's Cigarette factories reduced fresh water intake by 6%, Leaf Processing Plants by 19%, Packaging & Printing factories by 16% and Hotels by 2% – despite significant growth in volumes.

Specific Water Consumption:
Bhadrachalam Paperboards unit
(KL/Gross Ton)


140
120
100
80
60
40
121
99
88
88
79
76
75
65
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06

Specific Water Consumption:
Tribeni unit (KL/Ton)


280
260
240
220
200
180
160
140
120
100
80
60
259
233
226
213
178
128
107
105
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06

Zero Water Discharge: Closing the water loop in a factory or hotel not only results in minimum fresh water usage, it also prevents pollution of the environment, including fresh water sources. The Cigarette factories at Bangalore & Saharanpur, Leaf Processing Plants at Anaparti & Chirala, Packaging & Printing unit near Chennai, Research Centres at Bangalore & Rajahmundry, Paperboards unit at Bollarum, ITC Green Centre at Gurgaon, ITC Sonar Bangla & WelcomHotel Rajputana Palace recycled all their treated effluents. The recycled water was used mostly for flushing toilets, cooling towers and gardening.



Creating a Positive Footprint

Rainwater Harvesting

ITC continued to invest in creating additional rainwater harvesting capacity both within the Company and through watershed development projects in socially relevant areas.





All figures in Million KL

Water balance at ITC	2002-03	2003-04	2004-05	2005-06
Fresh water intake	24.10	22.48	24.98	25.58
Treated effluents discharged	14.64	14.04	19.55	20.96
Net water consumption	9.49	8.44	5.43	4.62
RWH potential created within ITC units	0.24	0.39	0.34	0.61
RWH potential created through watershed projects (till 31.03.06)	12.50	15.67	16.52	18.99
Total RWH potential created (till 31.03.06)	12.74	16.06	16.86	19.60

The table demonstrates how ITC has created rainwater harvesting (RWH) potential more than four times its net water consumption, making it 'Water Positive' for the fourth successive year.

Aiming for

Total Recycling of Solid Waste

Urban India generates an estimated 48 million tons of solid waste per year, according to 1997 estimates. More than 25% of the municipal solid waste is never collected for clearance, 70% of Indian cities lack adequate transportation facilities for garbage disposal and there are no sanitary landfills. The situation in semi-urban and rural areas is even more challenging.

ITC endeavours to recycle all solid waste from its manufacturing units and hotels. The Munger, Saharanpur, Bangalore and Kolkata Cigarette factories recycle between 98.7% and 100% of all solid waste generated. The Leaf Processing Plants at Anaparti and Chirala recycle 96% and 100% of solid waste, respectively. The Packaging & Printing factories at Tiruvottiyur and Munger, the Tribeni Specialty Paper unit and the Bollarum Paperboards unit recycle practically all their solid waste. The Bhadrachalam Paperboards unit generates 67.2% of ITC's total solid waste. It had succeeded in recycling 92.49% of solid waste by March 2006. Several ITC-Welcomgroup hotels like Maurya, Mughal, Grand Maratha, Grand Central and Rajputana have already achieved 100% recycling, while other hotels are making rapid progress.

Towards 'Zero' Accident

ITC is committed to maintaining the highest standards in Environment, Occupational Health & Safety in all its operations. All ITC manufacturing units and the Corporate EHS Department have OHSAS 18001 certification. All these Units, all major ITC Hotels and the ITC R&D Centre in Bangalore have ISO 14001 certification.

Every ITC Unit is focused on becoming accident-free. In 2005-06, there was no lost-time accident or injury at the Cigarette factories in Munger, Saharanpur, Bangalore and Kolkata, the Leaf Processing Plant at Anaparti, the Packaging & Printing factories at Munger and Tiruvottiyur, Research Centres at Bangalore and Rajahmundry and the Gurgaon Pilot Plant of the Lifestyle Retailing business. In the ITC-Welcomgroup hotel chain, Maurya, Mughal, Chola, Grand Maratha, Rajputana, WelcomHotel, New Delhi and Windsor Manor remained free of lost-time accident or injury.



Year	Lost Time Accidents
2003-04	28
2004-05	37
2005-06	16

Verification Statement

Opinion

Completeness

On the basis of activities undertaken to verify the contents of this Report, we believe that the data and text presented in the Annual Report relating to ITC's HSE performance and management addresses the significant aspects of ITC's businesses and has been reported in a fair and balanced manner.

Accuracy

The HSE reporting system is effective on the whole, generating data which is generally reliable and accurate. The system is well aligned with the management systems which are in turn firmly embedded in most business processes. Overall, data accuracy continues to improve and we welcome the measures that ITC has implemented following the 2005 report verification recommendations, which have further improved the reliability and accuracy of data at site and business group level.

Dr P Ram Babu
Associate Director
Sustainable Business Solutions
PricewaterhouseCoopers Private Limited

Certifications

EHS Management systems & Sustainability Reporting in ITC conform to the best international standards.



Det Norske Veritas
Management System Certificate
ITC Limited
Corporate EHS



★ ★ ★ ★ ★

ISO 14001: Environment Management Systems

ITC manufacturing units and major hotels, Corporate EHS Department & ITC R&D Centre at Bangalore are certified.



Det Norske Veritas
Management System Certificate
ITC Limited
Corporate EHS

OHSAS 18001: Occupational Health & Safety Management Systems

ITC manufacturing units and Corporate EHS Department are certified. The Kovai Paperboards unit was the latest to be certified.

SA 8000 : Social Accountability

Leaf Processing Plants at Chirala & Anaparti and Cigarette factory at Kolkata are certified.



ROSPA
2005
Gold Award
Occupational Safety
Granted to
ITC Limited Bangalore
President

Honours: 2005-06

The following awards received during the year bear testimony to the excellent EHS standards practised in the various units of the Company.



British Safety Council, UK: Five Star Rating & Sword of Honour, 2005

Awarded to Cigarette factories at Bangalore, Munger, Saharanpur and Kolkata; Packaging & Printing units at Tiruvottiyur and Munger; Leaf Processing Plants at Chirala and Anaparti

British Safety Council, UK: Five Star Rating, 2005

Awarded to ITC Hotel Sonar Bangla Sheraton & Towers

Royal Society for Prevention of Accidents (ROSPA): Gold Award 2005 for Occupational Safety

Awarded to Packaging & Printing unit at Munger; Cigarette factories at Bangalore and Munger

ROSPA Gold Award 2006 for Occupational Safety

Awarded to Cigarette factories at Saharanpur & Kolkata

ROSPA & Ryder Marsh (Safety) Ltd., UK: Achievement Award in Behavioural Safety – Best Practice 2005

Awarded to the Cigarette factory at Munger

National Energy Conservation Award 2004-05 from Ministry of Power, Govt. of India

Bhadrachalam Paperboards unit won the First prize, Specialty Paper unit at Tribeni got the Third prize and WelcomHotel, New Delhi received the Commendation Certificate

Best Eco-friendly Hotel Award from Ministry of Tourism, Govt. of India, 2004-05

Awarded to WelcomHotel, New Delhi

Andhra Pradesh Pollution Control Board: Cleaner Production Award 2004-05

Awarded to the Leaf Processing Plant at Chirala

Bihar State Pollution Control Board: Industrial Pollution Control Award, 2004-05

The Cigarette factory and the Packaging & Printing unit at Munger were ranked First

Corporate Environment Award 2003-04 from TERI, New Delhi

Conferred upon WelcomHotel Mughal Sheraton

CII: National Award for Excellence in Energy Management:

Awarded to Paperboards unit at Bhadrachalam

CII, Hyderabad: National Award for Excellence in Water Management 2005

Awarded to Paperboards unit at Bhadrachalam and Cast Coating Plant at Bollarum

FHRAI: Environmental Champion of the Year 2005

Awarded to ITC Hotel Park Sheraton & Towers

World Environment Foundation, New Delhi: Golden Peacock Environment Management Award 2005

Awarded to the Leaf Processing Plant at Chirala and WelcomHotel, New Delhi

Greentech Foundation, New Delhi: Greentech Safety Award 2004-05

Gold Award for Leaf Processing Plant at Chirala; Cigarette factories at Munger, Bangalore, Saharanpur and Kolkata

Silver Award for WelcomHotel, New Delhi

Greentech Foundation, New Delhi: Greentech Environment Excellence Award 2004-05

Awarded to the Leaf Processing Plants at Anaparti and Chirala; Cigarette factories at Bangalore, Kolkata, Saharanpur and Munger; WelcomHotels in Agra and New Delhi

Awards and Accolades

ITC constantly endeavours to benchmark its products, services and processes to global standards. The Company's pursuit of excellence has earned it national and international honours. Some of the significant recognition received during the year were:

- The **Stockholm Challenge Award** in the Economic Development category for ITC e-Choupal
- The $100,000 **Development Gateway Award** for ITC e-Choupal
- The **Golden Peacock Global Award** for Corporate Social Responsibility (CSR) in Emerging Economies for the e-Choupal and forestry initiatives. This award is given by the Centre for Social Responsibility supported by Institute of Directors, Centre for Corporate Governance and the World Council For Corporate Governance, UK
- The **Golden Peacock Award** for Excellence in **Corporate Governance**
- **Chairman Y C Deveshwar,** along with Prof. M S Swaminathan, was inducted into the **'Hall of Pride'** by the 93rd Indian Science Congress
- The **MIS Asia Award** for IT Excellence for ITC e-Choupal
- The **Pacific Asia Travel Association Gold Award** in the Corporate Environmental category for the WelcomEnviron initiatives of ITC-Welcomgroup
- The **Golden Peacock National Quality Award** towards Total Quality and Business Excellence for the Leaf Processing Plant at Chirala
- The **World HRD Congress Award** for the International Business Division
- The **Indian Oilseeds and Produce Exporters Association Award** for Excellence in Export for the International Business Division
- The **Capexil Top Export Award** for the Paperboards and Specialty Papers Division
- The **Capexil Certificate of Merit** for Export Performance for the Packaging & Printing business
- The **Best Supply Chain Practices Award** from the Retailers Association of India for the Lifestyle Retailing Business Division
- The **Most Admired Shirt Brand of the Year Award** for John Players at the Images Fashion Awards


Professor M. S.
Eminent Agricult
4th


ITC e-Choupal
Winner of the Development Gateway Award 2005
Development Gateway Foundation



No stops for ITC

Product Launches 2005-06

Kitchens of India Desserts

'Kitchens of India' added yet another masterpiece to its portfolio with the launch of the 'Kitchens of India' Royal Dessert range – the latest in culinary excellence from ITC's Master Chefs. The consumer has a delightful range of halwas to choose from: Jodhpuri Moong Dal, Awadhi Badam and Hazoori Petha.


Hazoori Petha Halwa
Jodhpuri Moong Dal Halwa
Awadhi Badam Halwa



Mango & Saffron Conserve

Made from juicy Alphonso Mangoes, with just the slightest hint of heady Kashmiri Saffron, an altogether divine combination.



Candyman Cofitino

Candyman Cofitino toffees contain 100% fresh and natural extracts of Robusta coffee beans, enhanced with a touch of the exotic Italian flavour – Coffee Tiramisu.

Aashirvaad Instant Mixes

A range of five great tasting and easy to make Indian dishes: Gulab Jamun, Rava Idli, Khaman Dhokla, Rice Idli and Rice Dosa. A perfect way to enjoy delicious Indian food, effortlessly.


Gulab Jamun
Khaman Dhokla
Rava Idli
Rice Dosa
Rice Idli

Sunfeast Snacky

Sunfeast made a foray into the salted crackers segment with Snacky.


Sunfeast
SNACKY

Sunfeast Snacky is available in 2 variants: Classic Salted and Salted Biscuits with Chilli Flakes, a first of its kind in the Indian market.

Sunfeast Golden Bakes


Sunfeast
Golden Bakes

Sunfeast launched Golden Bakes Cookies in three variants: Cashew, Butter and Cashew & Honey.

Expressions Pop Up Books



Expressions introduced an exciting range of Pop Up Books. The product offers a unique value proposition: education through attractive visuals.

Essenza Di Wills

ITC launched an exclusive line of prestige fine fragrances and personal care products under the Essenza Di Wills brand. The signature range, Inizio, provides a comprehensive grooming regimen with distinct lines for men and women. The women's fragrance revolves around 'Floral Fruity Musky' notes, while the men's fragrance is based on 'Oriental Woody Fruity' notes. Developed by ITC with French expertise, these are available at select Wills Lifestyle stores.


ESSENZA DI WILLS
INIZIO HOMME
ESSENZA DI WILLS
INIZIO FEMME

Wills Lifestyle


WILLS
LIFESTYLE

Spring-Summer 2006 Season: Wills Lifestyle presented a story inspired by elegance and comfort. The range showcased: Linen in fresh new colours, luxurious shirts, trendy prints, cool capris, cargos, elegant dresses and summer suits for men and women. Completing the collection were designer accessories including silk ties, premium Italian cufflinks, belts, wallets, handbags and stylish eyewear for both men and women.

As title partner of the country's most premier fashion and lifestyle event – Wills Lifestyle India Fashion Week – ITC launched a special 'Celebration Series', taking the event forward to consumers.



John Players

John Players presented a trendy Spring-Summer '06 Collection. Sun-kissed colours met the most breezy linens and cottons to create a refreshingly cool, chic look that was just right for the season.

The WHITE GOLD premium paper used in this Report and the SAFIRE GRAPHIK board used for the cover are products of your Company's Paperboards & Specialty Papers Division.

Processed at Sigma Scan Systems Private Limited and Stylo Graphic Imaging, Kolkata.
Printed at N.K. Gossain & Co. Ltd., Kolkata.